Filed pursuant to Rule 424(b)(5)
Registration No. 333-183816

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2012.

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 10, 2012.

$225,000,000     % Senior Notes due 2020

$200,000,000     % Senior Notes due 2022

We are offering $225,000,000 aggregate principal amount of our     % Senior Notes due 2020, or the “2020 notes,” and $200,000,000 aggregate principal amount of our     % Senior Notes due 2022, or the “2022 notes” and, together with the 2020 notes, the “notes.” The 2020 notes will bear interest at a rate of     % per year. The 2022 notes will bear interest at a rate of     % per year. Interest on the notes will be payable semi-annually in arrears on                     and                     of each year, beginning                     , 2013. The 2020 notes will mature on                     , 2020. The 2022 notes will mature on                     , 2022.

We have the option to redeem all or a portion of the notes at any time on or after                     , 2016, in the case of the 2020 notes, or                     , 2017, in the case of the 2022 notes, at the redemption prices set forth in this prospectus supplement or before                     , 2016, in the case of the 2020 notes, or                     , 2017, in the case of the 2022 notes, upon payment of a make-whole premium. In addition, before                     , 2015, we may redeem up to 35% of the aggregate principal amount of the notes of either series with the net cash proceeds of certain equity offerings if certain conditions are met.

Investing in the notes involves certain risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement and on page 2 of the accompanying prospectus to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Public Offering Price			Underwriting Discount			Proceeds, Before Expenses, to Us
	Per Note		Total	Per Note		Total	Per Note		Total
% Senior Notes due 2020		%	$		%	$		%	$
% Senior Notes due 2022		%	$		%	$		%	$
Total			$			$			$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from                     , 2012 and must be paid by the purchasers if the notes are delivered after                     , 2012.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes. The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on                     , 2012.

Joint Global Coordinators and Joint Book-Running Managers

Credit Suisse	SunTrust Robinson Humphrey

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup	J.P. Morgan	Wells Fargo Securities

Co-Managers

HSBC	US Bancorp

The date of this prospectus supplement is                     , 2012.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with additional or different information. We are not making an offer to sell these notes or the guarantees in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this document or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

It is expected that delivery of the notes will be made against payment therefor on or about the date specified on the cover of this prospectus supplement, which is the tenth business day following the date of pricing of the

S-i

notes (such settlement cycle being referred to as “T+10”). You should note that trading of the notes on the date of this prospectus supplement or the next three succeeding business days may be affected by the T+10 settlement. Please read “Underwriting.”

We provide information to you about this offering of our notes in two separate documents that are bound together: (1) this prospectus supplement, which describes the specific details regarding this offering, and (2) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

S-ii

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus supplement. This summary does not contain all of the information you should consider before deciding whether to participate in this offering. You should carefully read the entire prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in their entirety, including “Risk Factors,” before deciding whether to participate in this offering. We use the pronouns “we”, “our” and “us” and the terms “Bristow Group” and the “Company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless otherwise indicated or the context otherwise requires. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates, unless otherwise indicated or the context otherwise requires. Bristow Group, Bristow Aviation Holdings Limited (“Bristow Aviation”), its consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we”, “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2012 is referred to as “fiscal year 2012.” In the discussion that follows, the terms “Current Quarter” and “Comparable Quarter” refer to the three months ended June 30, 2012 and 2011, respectively.

Our Company

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively. We have major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Alaska, Australia, Brazil, Russia and Trinidad. We generated 82%, 89% and 87% of our consolidated operating revenue, business unit operating income and business unit adjusted EBITDAR, respectively, from operations outside of the U.S. during the Current Quarter.

We conduct our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted primarily through five business units:

•	Europe,

•	West Africa,

•	North America,

•	Australia, and

•	Other International.

We provide helicopter services to a broad base of major integrated, national and independent offshore energy companies. Our clients charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our clients also charter our helicopters to transport time-sensitive equipment to these offshore locations. In addition to our primary Helicopter Services operations, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K. As of June 30, 2012, we operated 357 aircraft (including 301 owned aircraft and 56 leased aircraft; 17 of the owned aircraft are held for sale) and our unconsolidated affiliates operated 194 aircraft in addition to those aircraft leased from us.

Our Fleet

The chart below presents (1) the number of helicopters in our fleet and their distribution among the business units of our Helicopter Services segment as of June 30, 2012; (2) the number of helicopters which we had on order or under option as of June 30, 2012; and (3) the percentage of operating revenue which each of our business units provided during the Current Quarter. For additional information regarding our commitments and options to acquire aircraft, see Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

		Aircraft in Consolidated Fleet
	Percentage of Current Quarter Operating Revenue	Helicopters
		Small	Medium	Large	Training	Fixed Wing	Total (1)(2)	Unconsolidated Affiliates (3)	Total
Europe	39%	—	15	43	—	—	58	64	122
West Africa	21%	10	25	7	—	3	45	—	45
North America	16%	67	22	2	—	—	91	—	91
Australia	12%	2	10	16	—	—	28	—	28
Other International	10%	4	40	14	—	—	58	130	188
Corporate and other	2%	—	—	—	77	—	77	—	77

Total	100%	83	112	82	77	3	357	194	551

Aircraft not currently in fleet: (4)
On order		—	—	17	—	—	17
Under option		—	12	24	—	—	36

(1)	Includes 17 aircraft held for sale and 56 leased aircraft as follows:

	Held for Sale Aircraft in Consolidated Fleet
	Helicopters
	Small	Medium	Large	Training	Fixed Wing	Total
Europe	—	2	3	—	—	5
West Africa	—	1	—	—	—	1
North America	—	—	—	—	—	—
Australia	—	1	3	—	—	4
Other International	—	7	—	—	—	7
Corporate and other	—	—	—	—	—	—

Total	—	11	6	—	—	17

	Leased Aircraft in Consolidated Fleet
	Helicopters
	Small	Medium	Large	Training	Fixed Wing	Total
Europe	—	—	8	—	—	8
West Africa	—	1	—	—	—	1
North America	1	11	2	—	—	14
Australia	2	—	1	—	—	3
Other International	—	—	—	—	—	—
Corporate and other	—	—	—	30	—	30

Total	3	12	11	30	—	56

(2)	The average age of our fleet, excluding training aircraft, was approximately 12 years as of June 30, 2012.
(3)	The 194 aircraft operated by our unconsolidated affiliates do not include those aircraft leased from us.
(4)	This table does not reflect aircraft which our unconsolidated affiliates may have on order or under option.

The commercial aircraft in our consolidated fleet represented in the above chart are our primary source of revenue. To normalize the consolidated operating revenue of our fleet for the different revenue productivity and cost of our commercial aircraft, we developed a common weighted factor that combines large, medium and small aircraft into a combined standardized number of revenue producing commercial aircraft assets. We call this measure Large AirCraft Equivalent (“LACE”). Our large, medium and small aircraft are weighted as 100%, 50%, and 25%, respectively, to arrive at a single LACE number, which excludes Bristow Academy aircraft, fixed wing aircraft, affiliate aircraft, aircraft held for sale and aircraft construction in process. We divide our operating revenue (annualized in the case of quarterly information) from commercial contracts, which excludes operating revenue from affiliates and reimbursable revenue, by LACE to develop a LACE rate, which is a standardized rate on which we disclose results and provide guidance. Our current number of LACE aircraft is 147 and our historical LACE and LACE rate is as follows:

	Current Quarter	Fiscal Year Ended March 31,
		2012	2011	2010	2009	2008
LACE	147	149	153	159	164	161
LACE Rate (in millions)	$8.55	$7.89	$7.15	$6.49	$6.14	$5.72

The following table presents the percentage of LACE leased as of June 30, 2012:

Europe	17%
West Africa	2%
North America	26%
Australia	11%
Other International	—%
Total	12%

Our Strategy

Our goal is to strengthen our position as a leading helicopter services provider to the offshore energy industry. We intend to employ the following well defined business/commercial and capital allocation strategies to achieve this goal:

Business/Commercial Strategy

•

Be the preferred provider of helicopter services. We position our business to be the preferred provider of helicopter services by maintaining strong relationships with our clients and providing safe and high-quality service. In order to create differentiation and add value to our clients, we focus on enhancing our value to our clients through the initiatives of “Target Zero Accidents,” “Target Zero Downtime” and “Target Zero Complaints,” which comprise our program called the “Bristow Client Promise.” This program is designed to deliver continuous improvement in all these important areas and demonstrate our commitment to providing higher hours of zero-accident flight time with on-time and up-time helicopter transportation service. We maintain relationships with our clients’ field operations and corporate management that we believe helps us better anticipate client needs and provide our clients with the right aircraft in the right place at the right time, which in turn allows us to better manage our fleet utilization and capital investment program. We also leverage our close relationships with our clients to establish mutually beneficial operating practices and safety standards worldwide. By applying standardized-first-rate operating and safety practices across our global operations, we seek to provide our clients with consistent, high-quality service in each of their areas of operation. By better understanding and delivering on our clients’ needs with our global operations and safety standards, we believe we effectively compete against other helicopter service providers based on aircraft availability, client service, safety and reliability, and not just price.

•

Grow our business while managing our assets. We plan to continue to grow our business globally and increase our revenue and profitability over time, while managing through cyclical downturns in the energy industry. We conduct flight operations in most major oil and gas producing regions of the world, and through our strong relationships with our existing clients, we are aware of future business opportunities in the markets we currently serve that would allow us to grow through new contracts. We anticipate these new opportunities will result in the deployment of new or existing aircraft into markets where we expect they will earn desirable rates of return. Additionally, new opportunities may result in growth through acquisitions and investments in existing or new markets, which may include increasing our role and participation with existing unconsolidated affiliates, investing in new companies, or creating partnerships and alliances with existing industry participants. We believe the combination of growth in existing and new markets will deliver improved shareholder returns.

Capital Allocation Strategy

Our capital allocation strategy is based on three principles as follows:

•

Prudent balance sheet management. Throughout our corporate and business unit management, we proactively manage our capital allocation plan with a concentration on achieving business growth and improving rates of return, within the dictates of prudent balance sheet management. We have funded our successful growth plan and maintained adequate liquidity by raising approximately $1.4 billion of debt and equity by means of both public and private financings since fiscal year 2007, and we intend to continue managing our capital structure and liquidity position relative to our commitments with external financings when necessary and through the use of operating leases for 20-30% of our LACE. During fiscal year 2012, we initiated a new financing strategy whereby we are now using operating leases to a larger extent than in the past. As of June 30, 2012, aircraft under operating leases account for 12% of our LACE. Our adjusted debt to total equity ratio and total liquidity were 69.1% and $386.6 million, respectively, as of June 30, 2012 and 70.8% and $401.6 million, respectively, as of March 31, 2012. Adjusted debt includes the net present value of operating leases totaling $217.0 million and $190.2 million, respectively, letters of credit and guarantees totaling $1.5 million and $17.5 million, respectively, and the unfunded pension liability of $109.8 million and $111.7 million, respectively, as of June 30 and March 31, 2012.

•

Highest return. Our internal financial management framework, called Bristow Value Added (“BVA”), focuses on the returns we deliver across our organization. BVA is computed by subtracting a capital charge for the use of gross invested capital from after tax operating cash flow. Our goal is to achieve strong improvements in BVA over time by (1) improving the returns we earn throughout our organization via cost and capital efficiency improvements as well as through better pricing based on the differentiated value we deliver to clients via aircraft safety, availability, client service and reliability; (2) deploying more capital into commercial opportunities where management believes we can deliver strong returns and when we believe it will benefit the Company and our shareholders, including making strategic acquisitions or strategic equity investments; and (3) withdrawing capital from areas where returns are deemed inadequate and unable to be sufficiently improved. When appropriate, we may divest parts of the Company. Improvements in BVA is the primary financial measure in our management incentive plan, which is designed to align the interests of management with shareholders.

•

Balanced shareholder return. We have invested $2.0 billion on capital expenditures to grow our business since fiscal year 2007. We believe our liquidity position and cash flows from operations will be adequate to finance operating and maintenance capital expenditures, so we have considered our capital deployment alternatives for the future to deliver a more balanced return to our shareholders. On July 31, 2012, our board of directors approved our sixth consecutive quarterly dividend. Also, on November 2, 2011, our board of directors authorized the expenditure of up to $100 million to repurchase shares of our Common Stock within 12 months from that date, of which $25.1 million was spent in fiscal year 2012. For additional information on our repurchases of Common Stock, see “Share Repurchases” in Note 11 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement. The timing and method of any repurchases under the program will depend on a variety of factors, is subject to our results of operations, financial condition, cash requirements, and other factors and restrictions under applicable law and our debt instruments, and may be suspended or discontinued at any time.

Our Strengths

We believe that we possess a number of strengths, including:

•

We have a global footprint. We operate in over 20 countries and have the largest fleet of helicopters serving the offshore energy industry in the world. We have the largest fleet in the U.S. Gulf of Mexico and Canada and also have a strong market position in other key markets, including the North Sea, Nigeria, Brazil and Australia. This global footprint allows us to provide our offshore energy customers with consistent, high-quality service, reduces our exposure to any one market and provides us with flexibility in deploying our aircraft to the most attractive markets.

•

We have a record of safe operations and operate a modern, well-maintained fleet. We have a record of safe operations, including fewer accidents per 100,000 flight hours over the past five years than the industry average for the U.S. Gulf of Mexico and the North Sea. We continuously maintain and improve the quality of the equipment that we operate and apply state-of-the-art safety technologies across our global organization. As of June 30, 2012, the average age of the helicopters in our consolidated fleet was approximately 12 years.

•

We have strong, long-term relationships with our customers. We have strong, long-term relationships with our customers, which include major, independent, international and national energy companies. Our close relationships with these companies have allowed us to expand our aircraft fleet by allowing us to identify specific projects that require new aircraft prior to committing capital for aircraft purchases.

•

We have a history of consistent revenue and Adjusted EBITDAR growth and receive a majority of our revenue from activities related to production activity. We have a history of consistent revenue growth, including 7.3% compounded annual growth rate over the past four fiscal years. Our growth has translated into increases in Adjusted EBITDAR (as defined under “Summary Historical Financial Information”) of 7.2% compounded annually over the past four fiscal years. The majority of our revenue is attributable to production activity. Our revenues are driven primarily by offshore operating expenses, which have remained stable despite the economic downturn in 2008. The ongoing nature of production work makes it less volatile than exploration and development work, which is more reactive to changes or expected changes in commodity prices. Accordingly, we have experienced less volatility in demand than other sectors of the energy services industry. In addition, most of our contracts provide that the customer will reimburse us for cost increases associated with the contract, including fuel cost increases. Lastly, our pricing structure, consisting of a fixed reservation fee plus additional fees for each hour flown, fixes a percentage of our revenue stream in the short-term, stabilizing the impact of short-term fluctuations in flight hours by customers.

•

We have a strong balance sheet that provides financial flexibility. Pro forma for this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” our balance sheet debt as a percentage of total capital was 40.5% at June 30, 2012, and we had $274.8 million of cash and cash equivalents and $159.4 million of available borrowing capacity under our Credit Facilities (not including the 364-Day Term Loan Facility described in “Description of Indebtedness” that we expect to enter into prior to the closing of this offering and in connection with the transaction described below under “— Recent Developments — Pending Investment”). We believe that this capital structure provides us with the financial flexibility to pursue opportunities to grow our business, including through the aircraft fleet expansion program described above.

•

We have an experienced management team. Our management team has extensive experience in the energy services industry and helicopter services sector. We train each of these managers on our corporate values, including safety, quality, integrity and profitability, and their performance is evaluated using key performance indicators which directly link to those values. Our senior management team is composed of six executives who have an average of over 26 years of relevant experience.

Recent Developments

Concurrent Tender Offer and Consent Solicitations for 7 1/2% Senior Notes. Concurrently with this notes offering, we commenced a cash tender offer (the “Tender Offer”) for any or all of the $350 million outstanding principal amount of our 7 1/2% Senior Notes due 2017 (“7 1/2% Senior Notes”). Pursuant to the Tender Offer, we are offering to purchase for cash any and all of such 7 1/2% Senior Notes validly tendered on or prior to the expiration date of the Tender Offer for tender offer consideration of up to $1,041.50 per $1,000 principal amount of 7 1/2% Senior Notes as provided in the terms of the Tender Offer, which for tenders made prior to 5:00 p.m., New York City time, on October 11, 2012 (as such date may be extended, the “Consent Expiration”) includes a consent payment of $30.00 per $1,000 principal amount of 7 1/2% Senior Notes. Noteholders will receive accrued and unpaid interest from the last interest payment date on their series of 7 1/2% Senior Notes up to, but not including, the applicable settlement date for all of their 7 1/2% Senior Notes that we accept for purchase in the Tender Offer. The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on October 25, 2012 and is subject to the satisfaction or waiver of certain conditions. If the conditions to the Tender Offer have been satisfied on or prior to the Consent Expiration, we have the option to purchase all 7 1/2% Senior Notes validly tendered, and not validly withdrawn, promptly following the Consent Expiration. In connection with the Tender Offer, we are also seeking consents to eliminate substantially all of the restrictive covenants included in the terms of the 7 1/2% Senior Notes (the “Consent Solicitation”). We expect that the aggregate consideration payable if we purchase all of the outstanding 7 1/2% Senior Notes in the Tender Offer, together with related expenses, would be approximately $367.2 million (assuming all 7 1/2% Senior Notes are tendered before the Consent Expiration and accepted for purchase in the Tender Offer).

We cannot assure you that the Tender Offer will be completed on the terms described in this prospectus supplement, or at all, nor can we assure you that the Tender Offer will result in the tender of any 7 1/2% Senior Notes. The closing of the Tender Offer will be conditioned on, among other things, the completion of this offering on terms satisfactory to us. The Tender Offer is also conditioned on at least a majority of the principal amount outstanding of our 7 1/2% Senior Notes being tendered and not withdrawn. The Tender Offer is being made pursuant to the Offer to Purchase and Consent Solicitation Statement issued in connection with the Tender Offer. This prospectus supplement shall not constitute an offer to purchase, or a solicitation of an acceptance of the Tender Offer for, any of the 7 1/2% Senior Notes.

We currently expect that we will exercise our right to optionally redeem any and all 7½% Senior Notes that have not been accepted and paid for in the Tender Offer (the “Redemption”) at a price equal to 103.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. We intend to use proceeds from this offering to fund the Tender Offer and/or the Redemption and to pay related fees and expenses. Credit Suisse Securities (USA) LLC, one of the underwriters in this offering, is the dealer manager for the Tender Offer and the solicitation agent for the Consent Solicitation. Please read “Use of Proceeds” and “Underwriting.”

Pending Investment. On August 31, 2012, we and Cougar Helicopters Inc., the largest offshore energy and search and rescue (SAR) helicopter service provider in Canada, or Cougar, entered into a definitive agreement with Cougar’s parent VIH Aviation Group Ltd., or VIHAG, and various VIHAG affiliates to acquire a minority interest in Cougar and purchase eight large sized helicopters and facilities used by Cougar in its Canadian operations. Cougar’s operations are primarily focused on serving the offshore oil and gas industry off Canada’s Atlantic coast. Privately owned VIHAG of British Columbia is a leading helicopter service provider in Canada. Our investment, including the purchase price of the assets we are acquiring, will be $250 million, $24 million of which we have already paid for an aircraft and certain other advances, with a three-year earn-out of up to an additional $40 million based upon Cougar achieving agreed performance targets. We received approval from the Canadian Transportation Agency on September 13, 2012, and the transaction, which we refer to as the Pending Investment, is expected to be completed early in the fourth quarter of calendar year 2012, subject to certain conditions precedent, including completion of due diligence and an interim $225 million, 364-Day Term Loan Facility that we are in the process of securing as described more fully under “Description of Indebtedness.”

The operating assets being purchased include eight Sikorsky S-92 helicopters and state-of-the-art helicopter passenger, maintenance and SAR facilities located in St. John’s, Newfoundland and Labrador and Halifax, Nova Scotia. The purchased aircraft and facilities will be leased by Bristow to Cougar on a long-term basis.

Our Corporate Offices and Internet Address

Our principal executive offices are located at 2103 City West Blvd., 4th Floor, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. Information contained on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

Risk Factors

An investment in the notes involves significant risks. You should carefully consider the information under the section titled “Risk Factors” and all other information included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference before investing in the notes.

The Offering

Issuer	Bristow Group Inc.

Notes Offered	$225,000,000 principal amount of % Senior Notes due 2020, which we refer to as the 2020 notes.

$200,000,000 principal amount of % Senior Notes due 2022, which we refer to as the 2022 notes.

We refer to the 2020 notes and the 2022 notes together as the “notes.”

Maturity Date	, 2020 for the 2020 notes.

, 2022 for the 2022 notes.

Interest	% per year for the 2020 notes (calculated on a 360-day year).

        % per year for the 2022 notes (calculated on a 360-day year).

Interest Payment Dates	and of each year, beginning , 2013.

Subsidiary Guarantees	The notes will initially be jointly and severally guaranteed on a senior unsecured basis by certain of our U.S. subsidiaries.

Ranking and Subordination	The notes will be our unsecured senior obligations and will:

•	rank equally in right of payment with any of our existing and future senior indebtedness;

•

effectively rank junior in right of payment to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, including indebtedness under any secured term loan and revolving credit facilities; and

•	rank senior in right of payment to all of our existing and future subordinated indebtedness.

As of June 30, 2012, we had outstanding:

•

$465.0 million principal amount of senior indebtedness comprised of $350.0 million aggregate principal amount of our 7 1/2% Senior Notes and $115.0 million aggregate principal amount of our 3% Convertible Senior Notes due 2038 with which the notes would rank equally in right of payment;

•

approximately $282.5 million of secured indebtedness comprised of $40.0 million under our Revolving Credit Facility and $242.5 million under our Term Loan, with which the notes would effectively rank junior in right of payment; and

•	no outstanding subordinated indebtedness.

The subsidiary guarantees will be the guarantors’ unsecured senior obligations and will rank:

•

equally in right of payment with the guarantors’ guarantees in respect of our outstanding 7½% Senior Notes, our 3% Convertible Senior Notes due 2038 and any other existing and future senior indebtedness of the guarantors;

•

will effectively rank junior in right of payment to all of the guarantors’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, including indebtedness under any secured term loan and revolving credit facilities; and

•	will rank senior in right of payment to all of the guarantors’ existing and future subordinated indebtedness.

In addition, the notes will be effectively subordinated to the existing and future liabilities, including trade payables, of our non-guarantor subsidiaries. As of June 30, 2012, our non-guarantor subsidiaries had approximately $271.0 million of total liabilities (including trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 79% and 78% of our operating revenue during the fiscal year ended March 31, 2012 and the three months ended June 30, 2012, respectively (excluding intercompany revenue), and our non-guarantor subsidiaries held approximately 65% of our consolidated assets as of June 30, 2012. Please read Note 14 to our audited consolidated financial statements beginning on page F-54 and Note 11 to our unaudited condensed consolidated financial statement beginning on page F-85 for more information regarding our non-guarantor subsidiaries.

Optional Redemption	We may redeem any of the notes at any time on or after , 2016, in the case of the 2020 notes, or , 2017, in the case of the 2022 notes, in whole or in part, in cash, at the redemption prices described in “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

At any time prior to , 2015, we may redeem up to 35% of the aggregate principal amount of the notes of either series issued under the indenture with the net proceeds of certain equity offerings at a redemption price equal to % of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of redemption. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes of that series issued under the indenture remains outstanding.

In addition, at any time prior to             , 2016, in the case of the 2020 notes, or             , 2017, in the case of the 2022 notes, we may redeem all, but not less than all, of the notes of a series at a redemption price equal to the principal amount plus the Applicable Premium (as defined in “Description of the Notes — Optional Redemption”) and accrued and unpaid interest, if any, to the redemption date.

Change of Control	If we experience a Change of Control together with a Ratings Event (each as defined under “Description of the Notes — Repurchase at the Option of Holders”) with respect to a series of notes, we will be required to make an offer to repurchase the outstanding notes of that series at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

Certain Covenants	The indenture governing the notes will restrict our ability and the ability of our restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions to our stockholders;

•	purchase or redeem capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	sell assets;

•	consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

•	engage in transactions with affiliates.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes — Certain Covenants.” In addition, many of the covenants will terminate with respect to a series of notes before the notes of that series mature if one or more of two specified ratings agencies assign the notes of that series investment grade ratings in the future and no default or event of default exists under the indenture. Any covenants that cease to apply to us as a result of achieving these ratings will not be restored, even if the credit rating assigned to the notes of the applicable series later falls below these ratings. See “Description of the Notes — Certain Investment Grade Covenants.”

Additional Amounts

If we are succeeded by a successor company in a permitted foreign jurisdiction as permitted by the covenant described under “Description of the Notes — Certain Covenants — Merger, Consolidation or Sale of Assets” and we are required by law to withhold or deduct for taxes in any relevant taxing jurisdiction with respect to a payment to the holders of notes, we will pay the additional amounts necessary so that the net amount received by the holders of the notes after the withholding will equal the amount that they would have received in the absence of the withholding, subject to certain exceptions. See “Description of the Notes — Payment of Additional Amounts by a Foreign Successor Issuer.”

Optional Redemption for Tax Reasons	If we are succeeded by a successor company in a permitted foreign jurisdiction and as a result of subsequent changes in tax laws we are required to pay additional amounts, we may redeem the notes of either series in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption. See “Description of Notes — Redemption for Changes in Taxes.”

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $418.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to fund the consideration for the purchase of the 7½% Senior Notes in the Tender Offer and/or the Redemption and to pay related expenses. We intend to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment or repurchase of other indebtedness. Credit Suisse Securities (USA) LLC is the dealer manager for the Tender Offer and solicitation agent on the Consent Solicitation, and certain of the underwriters or their affiliates may hold 7 1/2% Senior Notes, which they may elect to tender in the Tender Offer and thereby receive a portion of the net proceeds from this offering. Please read “Underwriting.”

Trustee and Paying Agent	U.S. Bank National Association.

Governing Law	State of New York.

Book-Entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as “DTC,” and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of Public Market

The notes are new securities, and there is currently no established market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

Risk Factors	Your investment in the notes will involve certain risks. See “Risk Factors” on page S-17 and other information included and incorporated by reference in this prospectus supplement for a discussion of the factors you should consider carefully before deciding to invest.

Summary Historical Financial Information

The following summary financial data as of and for each of the five years ended March 31, 2012 is derived from our audited consolidated financial statements. The following summary financial data as of and for the three months ended June 30, 2011 and 2012 is derived from our unaudited condensed consolidated financial statement. You should read the following information in conjunction with the other information contained in our consolidated financial statements, including the notes thereto, that are set forth elsewhere in this prospectus supplement.

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30, 2012
	2008	2009	2010	2011	2012	2011	2012
	(In thousands, except percentages, ratios and LACE data)
Statement of Operations Data:
Total gross revenue (1)	$1,012,764	$1,133,803	$1,167,756	$1,232,808	$1,341,803	$321,105	$362,608	$1,383,306
Direct Cost (1)	$(726,433)	$(821,362)	$(823,031)	$(862,341)	$(947,650)	$(229,756)	$(262,940)	$(980,834)
Impairment of inventories (2)	$—	$—	$—	$—	$(25,919)	$—	$—	$(25,919)

Consolidated operating income	$161,726	$201,800	$180,857	$189,724	$115,766	$36,405	$39,993	$119,354
Interest income (3)	12,725	6,004	1,012	1,092	560	171	88	477
Interest expense	(23,779)	(35,149)	(42,412)	(46,187)	(38,130)	(8,955)	(8,774)	(37,949)
Other income (expense), net (4)	1,585	3,368	3,036	(4,230)	1,246	204	(931)	111
Provision for income taxes (5)	(44,526)	(50,493)	(28,998)	(7,104)	(14,201)	(6,606)	(6,180)	(13,775)

Net income from continuing operations	$107,731	$125,530	$113,495	$133,295	$65,241	$21,219	$24,196	$68,218
Discontinued operations (6)	(3,822)	(246)	—	—	—	—	—	—

Net income	$103,909	$125,284	$113,495	$133,295	$65,241	$21,219	$24,196	$68,218
Non-controlling interest	83	(2,327)	(1,481)	(980)	(1,711)	(174)	(534)	(2,071)

Net income attributable to Bristow Group	$103,992	$122,957	$112,014	$132,315	$63,530	$21,045	$23,662	$66,147

Balance Sheet Data:
Total cash and cash equivalents	$290,050	$300,969	$77,793	$116,361	$261,550	$117,070	$227,250	$227,250
Working capital	541,422	548,507	350,256	448,717	537,268	451,986	494,651	494,651
Total assets	1,977,355	2,334,571	2,494,620	2,675,354	2,740,363	2,700,558	2,740,379	2,740,379
Total debt	606,218	745,846	716,561	707,461	757,245	732,377	736,299	736,299
Stockholders’ investment	972,011	1,222,826	1,356,571	1,518,775	1,521,824	1,538,661	1,541,199	1,541,199
Statement of Cash Flows Data:
Net cash provided by operating activities	$87,557	$127,862	$195,359	$151,355	$231,347	$52,889	$55,412	$233,870
Net cash used in investing activities	(310,145)	(369,503)	(411,733)	(112,842)	(88,755)	(71,402)	(67,178)	(84,531)
Net cash provided by (used in) financing activities	328,860	297,872	(21,653)	(15,463)	4,324	19,585	(28,247)	(43,508)
Other Financial Data:
Adjusted EBITDAR (7)	$242,186	$246,711	$268,245	$297,714	$319,488	$67,025	$84,273	$336,736
Capital expenditures	338,003	454,910	306,923	145,518	326,420	72,235	86,555	340,740
Ratio of Adjusted EBITDAR to Adjusted Interest Expense (8)	6.9	5.2	5.5	6.2	7.7	6.7	8.5	8.2
Debt as a percentage of book capitalization (9)	38.4%	37.9%	34.6%	31.8%	33.2%	32.2%	32.3%	32.3%
Ratio of earnings to fixed charges (10)	4.5	4.2	3.4	3.1	2.4	2.9	3.1	2.5
LACE (11)	161	164	159	153	149	154	147	147
LACE rate (in millions) (11)	$5.72	$6.14	$6.49	$7.15	$7.89	$7.33	$8.55	$8.20

(1)

Gross revenue includes reimbursable revenue of $94.0 million, $104.8 million, $106.7 million, $117.9 million, $142.6 million, $34.3 million, $42.0 million and $150.2 million for fiscal years 2008, 2009, 2010, 2011 and 2012, for the three months ended June 30, 2011 and 2012, and for the twelve months ended June 30, 2012, respectively. Direct cost includes reimbursable expense of $91.1 million, $103.0 million, $105.9 million, $114.3 million, $136.9 million, $33.1 million, $40.2 million and $144.0 million for fiscal years 2008, 2009, 2010, 2011 and 2012, for the three months ended June 30, 2011 and 2012, and for the twelve months ended June 30, 2012, respectively.

(2)	During fiscal year 2012, we recorded an impairment charge of $25.9 million to write-down certain spare parts within inventories to lower of cost or market value.

(3)	Includes interest income earned in fiscal years 2008 and 2009 on cash balances generated through the 7 1/2% Senior Notes issued in June and November 2007.
(4)

Includes foreign currency transaction gains (losses) of $1.5 million, $1.4 million, $(1.2) million, $(0.1) million, $0.4 million, $0.2 million, $(0.9) million and $(0.7) million for fiscal years 2008, 2009, 2010, 2011 and 2012, for the three months ended June 30, 2011 and 2012, and for the twelve months ended June 30, 2012, respectively. Includes the impairment of our investment in Heliservicio Campeche S.A. de C.V., an unconsolidated affiliate, of $2.4 million and a $2.3 million redemption premium as a result of the early redemption of the 6 1/8% Senior Notes, partially offset by gains on sales of two joint ventures of $0.6 million during fiscal year 2011. Fiscal year 2010 includes $3.9 million of hedging gains realized as a result of the termination of forward contracts on a euro-denominated aircraft purchase commitment. During fiscal year 2009, we realized $1.4 million in gains as a result of the restructuring of our ownership interests in affiliates in Mexico.

(5)

The provision for income taxes was reduced by $17.7 million in fiscal year 2011 related to adjustments to deferred tax liabilities that were no longer required as a result of a restructuring during fiscal year 2011.

(6)	Includes amounts related to Grasso Production Management.
(7)

Adjusted EBITDAR is calculated by taking our net income and adjusting for interest expense, depreciation and amortization, rent expense (included as components of direct cost and general and administrative expense), provision for income taxes, gain (loss) on disposal of assets and any special items during the reported periods. Management believes that adjusted EBITDAR provides relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing both consolidated and business unit performance. Adjusted EBITDAR provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Additionally, we believe that adjusted EBITDAR provides us with a better overall measure of our operational performance by excluding the financing decisions we make regarding aircraft purchasing or leasing decisions. Adjusted EBITDAR is not calculated or presented in accordance with GAAP and other companies in our industry may calculate adjusted EBITDAR differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDAR should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of adjusted EBITDAR should not be construed as an inference that our future results will be unaffected by unusual or special items. The following table reconciles net income to adjusted EBITDAR for the periods presented:

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30, 2012
	2008	2009	2010	2011	2012	2011	2012
	(In thousands)
Net income from continuing operations	$107,731	$125,530	$113,495	$133,295	$65,241	$21,219	$24,196	$68,218
Add:
Provision for income taxes	44,526	50,493	28,998	7,104	14,201	6,606	6,180	13,775
Interest expense	23,779	35,149	42,412	46,187	38,130	8,955	8,774	37,949
(Gains) losses on disposal of assets	(9,390)	(9,089)	(18,665)	(8,678)	31,670	(1,416)	5,315	38,401
Depreciation and amortization	54,140	65,514	74,684	89,377	96,144	22,708	21,372	94,808
Rent Expense	22,800	21,100	27,324	29,184	46,041	8,953	16,274	53,362
Special items (i)	(1,400)	(41,986)	(3)	1,245	28,061	—	2,162	30,223

Adjusted EBITDAR	$242,186	$246,711	$268,245	$297,714	$319,488	$67,025	$84,273	$336,736

(i)

During fiscal year 2008, our special items included favorable tax items of $5.4 million and $1.3 million for reversal of accruals for sales tax contingency and employee taxes in West Africa, respectively, a $1.6 million reversal of accruals for employee taxes in Europe, $5.0 million cost related to a claim by a former agent, whom we terminated in connection with a review of certain payments, operations in other countries and other issues (the “Internal Review”), and $1.9 million in retirement costs associated with two of our corporate officers. Special items for fiscal year 2009 include a $36.2 million gain from the October 30, 2008 sale of 53 small aircraft and related assets operating in the U.S. Gulf of Mexico for $65 million (the “GOM Asset Sale”), $6.8 million credit for a PBH contract, $5.9 million restructuring savings in Mexico, increased expenses of $2.8 million due to the impact of hurricanes and $4.1 million recognition of expense in Australia related to local tax matters, increases in compensation costs and aircraft re-positioning. For information on special items during fiscal years ended March 31, 2011, 2011 and 2012, see “Fiscal Year 2011 Compared to Fiscal Year 2010” and “Fiscal Year 2012 Compared to Fiscal Year 2011.” See information about special items for the three months ended June 30, 2011 and 2012 under “Current Quarter Compared to Comparable Quarter.” Special items for the twelve months ended June 30, 2012 include the items discussed for fiscal year 2012 and the Current Quarter.

(8)

Adjusted interest expense means interest expense adjusted to add capitalized interest and deduct amortization of deferred financing costs. Adjusted interest expense is not a measure of financial performance or liquidity under GAAP, but is used as a component of the conditions to debt incurrence, restricted payments and certain other events under the indenture governing the notes. Accordingly, it should not be considered as a substitute for interest expense or any other operating or liquidity measure prepared in accordance with GAAP. The following table reconciles adjusted interest expense to interest expense for the periods presented:

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30, 2012
	2008	2009	2010	2011	2012	2011	2012
	(In thousands)
Interest expense	$23,779	$35,149	$42,412	$46,187	$38,130	$8,955	$8,774	$37,949
Capitalized interest	12,885	14,488	8,033	6,010	4,966	1,501	1,588	5,053
Amortization of deferred financings costs	(1,380)	(1,905)	(1,985)	(4,412)	(1,766)	(422)	(437)	(1,781)

Adjusted interest expense	$35,284	$47,732	$48,460	$47,785	$41,330	$10,034	$9,925	$41,221

(9)	Book capitalization includes total debt and stockholders’ investment.
(10)

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before provision for income taxes and non-controlling interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt issuance costs and the estimated interest portion of rental expense deemed to be representative of interest.

(11)

The commercial aircraft in our consolidated fleet are our primary source of revenue. To normalize the consolidated operating revenue of our fleet for the different revenue productivity and cost of our commercial aircraft, we developed a common weighted factor that combines large, medium and small aircraft into a combined standardized number of revenue producing commercial aircraft assets. We call this measure Large AirCraft Equivalent (“LACE”). Our large, medium and small aircraft are weighted as 100%, 50%, and 25%, respectively, to arrive at a single LACE number, which excludes Bristow Academy aircraft, fixed wing aircraft, affiliate aircraft, aircraft held for sale and aircraft construction in process. We divide our operating revenue (annualized in the case of quarterly information) from commercial contracts, which excludes operating revenue from affiliates and reimbursable revenue, by LACE to develop a LACE rate, which is a standardized rate on which we disclose results.

RISK FACTORS

If you purchase our notes, you will take on financial risk. Before buying our notes in this offering, you should carefully consider the risks relating to an investment in the notes described below, as well as other information contained in this prospectus supplement and the accompanying prospectus. Additionally, you should carefully consider the risks to our business described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. These risks could result in the loss of all or part of your investment.

Risks Relating to Our Clients and Contracts

The demand for our services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

We provide helicopter services to companies engaged in offshore oil and gas exploration, development and production activities. As a result, demand for our services, as well as our revenue and our profitability, are substantially dependent on the worldwide levels of activity in offshore oil and gas exploration, development and production. These activity levels are principally affected by trends in, and expectations regarding, oil and gas prices, as well as the capital expenditure budgets of offshore energy companies. We cannot predict future exploration, development and production activity or oil and gas price movements. Historically, the prices for oil and gas and activity levels have been volatile and are subject to factors beyond our control, such as:

•	the supply of and demand for oil and gas and market expectations for such supply and demand;

•	actions of the Organization of Petroleum Exporting Countries and other oil producing countries to control prices or change production levels;

•	general economic conditions, both worldwide and in particular regions;

•	governmental regulation;

•	the price and availability of alternative fuels;

•	weather conditions, including the impact of hurricanes and other weather-related phenomena;

•	advances in exploration, development and production technology;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•

the worldwide political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the other geographic areas in which we operate (including, but not limited to, Nigeria), or further acts of terrorism in the U.K., U.S. or elsewhere.

The implementation by our clients of cost-saving measures could reduce the demand for our services.

Offshore energy companies are continually seeking to implement measures aimed at greater cost savings, including efforts to improve cost efficiencies with respect to helicopter transportation services. For example, these companies may reduce staffing levels on both old and new installations by using new technology to permit unmanned installations and may reduce the frequency of transportation of employees by increasing the length of shifts offshore. In addition, these companies could initiate their own helicopter or other transportation alternatives. The continued implementation of these kinds of measures could reduce the demand for helicopter services and have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive and cyclical, with intense price competition.

The helicopter business is highly competitive throughout the world. Chartering of helicopters is often done on the basis of competitive bidding among those providers having the necessary equipment, operational experience and resources. Factors that affect competition in our industry include price, quality of service, operational experience, record of safety, quality and type of equipment, client relationship and professional reputation.

Our industry has historically been cyclical and is affected by the volatility of oil and gas price levels. There have been periods of high demand for our services, followed by periods of low demand for our services. Changes in commodity prices can have a significant effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in our aircraft being idle for long periods of time.

We have several significant competitors in the North Sea, Nigeria, the U.S. Gulf of Mexico and Australia, and a number of smaller local competitors in other markets. Certain of our clients have the capability to perform their own helicopter operations should they elect to do so, which has a limiting effect on our rates.

As a result of significant competition, we must continue to provide safe and efficient service or we will lose market share, which could have a material adverse effect on our business, financial condition and results of operations due to the loss of a significant number of our clients or termination of a significant number of our contracts. See further discussion in “Business — Competition” included elsewhere in this prospectus supplement.

We depend on a small number of large offshore energy industry clients for a significant portion of our revenue.

We derive a significant amount of our revenue from a small number of offshore energy companies. Our loss of one of these significant clients, if not offset by sales to new or other existing clients, could have a material adverse effect on our business, financial condition and results of operations.

Our contracts generally can be terminated or downsized by our clients without penalty.

Many of our fixed-term contracts contain provisions permitting early termination by the client for any reason, generally without penalty, and with limited notice requirements. In addition, many of our contracts permit our clients to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our client contracts or the terms of those contracts.

We may not be able to obtain client contracts with acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

We have ordered, and have options for, a substantial number of new helicopters. Many of our new helicopters may not be covered by client contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a client contract when they are placed into service, many of these contracts are for a short term, requiring us to seek renewals more frequently. Alternatively, we expect that some of our clients may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.

Risks Relating to Our Business

We are highly dependent upon the level of activity in the North Sea and to a lesser extent the U.S. Gulf of Mexico, which are mature exploration and production regions.

In fiscal years 2012, 2011 and 2010 and the Current Quarter approximately 54%, 53%, 54% and 54%, respectively, of our gross revenue was derived from helicopter services provided to clients operating in the North Sea and the U.S. Gulf of Mexico. The North Sea and the U.S. Gulf of Mexico are mature exploration and production regions that have undergone substantial seismic survey and exploration activity for many years. Because a large number of oil and gas properties in these regions have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Generally, the production from these drilled oil and gas properties is declining. In the future, production may decline to the point that such properties are no longer economic to operate, in which case, our services with respect to such properties will no longer be needed. Oil and gas companies may not identify sufficient additional drilling sites to replace those that become depleted. In addition, the U.S. government’s exercise of authority under the Outer Continental Shelf Lands Act, as amended, to restrict the availability of offshore oil and gas leases could adversely impact exploration and production activity in the U.S. Gulf of Mexico. If activity in oil and gas exploration, development and production in either the North Sea or the U.S. Gulf of Mexico materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

Any new changes to deepwater drilling laws and regulations, delays in the processing and approval of permits and other related developments in the U.S. Gulf of Mexico as well as our other locations could adversely affect our business.

In 2010, the Department of Interior issued new rules designed to improve drilling and workplace safety in the U.S. Gulf of Mexico, and various congressional committees began pursuing legislation to regulate drilling activities and increase liability. The Bureau of Ocean Energy Management, Bureau of Safety and Environment Enforcement and Office of National Resources Revenue are expected to continue to issue new safety and environmental guidelines or regulations for drilling in the U.S. Gulf of Mexico, and other regulatory agencies could potentially issue new safety and environmental guidelines or regulations in other geographic regions, and may take other steps that could increase the costs of exploration and production, reduce the area of operations and result in permitting delays. We are monitoring legislation and regulatory developments; however, it is difficult to predict the ultimate impact of any new guidelines, regulations or legislation. A prolonged suspension of drilling activity or permitting delays in the U.S. and abroad and new regulations and increased liability for companies operating in this sector could result in reduced demand for our services, and reduced cash flows and profitability.

Our future growth depends on the level of international oil and gas activity and our ability to operate outside of the North Sea and the U.S. Gulf of Mexico.

Our future growth will depend significantly on our ability to expand into markets outside of the North Sea and the U.S. Gulf of Mexico. Expansion of our business depends on our ability to operate in these other regions.

Expansion of our business outside of the North Sea and the U.S. Gulf of Mexico may be adversely affected by:

•	local regulations restricting foreign ownership of helicopter operators;

•	requirements to award contracts to local operators; and

•	the number and location of new drilling concessions granted by foreign governments.

We cannot predict the restrictions or requirements that may be imposed in the countries in which we operate. If we are unable to continue to operate or retain contracts in markets outside of the North Sea and the U.S. Gulf of Mexico, our future business, financial condition and results of operations may be adversely affected, and our operations outside of the North Sea and the U.S. Gulf of Mexico may not grow.

In order to grow our business, we may require additional capital in the future, which may not be available to us.

Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional funds by issuing equity or certain types of convertible debt securities, dilution to the holdings of existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to acquire additional aircraft, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. See discussion of our capital commitments in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements” included elsewhere in this prospectus supplement.

Our operations in certain markets are subject to additional risks.

During each of fiscal years 2012, 2011 and 2010, approximately 30% of our gross revenue and 28% of our gross revenue for the Current Quarter was attributable to helicopter services provided to clients operating in the West Africa and Other International business units. Operations in most of these areas are subject to various risks inherent in conducting business in international locations, including:

•	political, social and economic instability, including risks of war, general strikes and civil disturbances;

•	physical and economic retribution directed at U.S. companies and personnel;

•	governmental actions that restrict payments or the movement of funds or result in the deprivation of contract rights;

•	violations of our Code of Business Integrity;

•	the taking of property without fair compensation; and

•	the lack of well-developed legal systems in some countries that could make it difficult for us to enforce our contractual rights.

For example, there has been continuing political and social unrest in Nigeria, where we derived 19% of our gross revenue during each of fiscal years 2012, 2011 and 2010, respectively, and 17% during the Current Quarter. Also, operations ceased in Libya due to civil unrest and the implementation of sanctions. Future unrest in Nigeria or our other operating regions could adversely affect our business, financial condition and results of operations in those periods. We cannot predict whether any of these events will continue to occur in Nigeria or occur elsewhere in the future.

Foreign exchange risks and controls may affect our financial position and results of operations.

Through our operations outside the U.S., we are exposed to foreign currency fluctuations and exchange rate risks. As a result, a strong U.S. dollar may increase the local cost of our services that are provided under U.S. dollar-denominated contracts, which may reduce the demand for our services in foreign countries. Generally, we do not enter into hedging transactions to protect against foreign exchange risks related to our gross revenue.

Because we maintain our financial statements in U.S. dollars, our financial results are vulnerable to fluctuations in the exchange rate between the U.S. dollar and foreign currencies, such as the British pound sterling, Australian dollar, euro, Nigerian naira and Norwegian kroner. In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. The effect of foreign currency translation is reflected in a component of stockholders’ investment, while foreign currency transaction gains or losses and translation of currency amounts not deemed permanently reinvested are credited or charged to income and reflected in other income (expense), net. Additionally, our earnings from unconsolidated affiliates, net of losses, are affected by the impact of changes in foreign currency exchange rates on the reported results of our unconsolidated affiliates, primarily the impact of changes in the Brazilian real and the U.S. dollar exchange rate on results for our affiliate in Brazil. Changes in exchange rates could cause significant changes in our financial position and results of operations in the future.

We operate in countries with foreign exchange controls including Brazil, Egypt, India, Malaysia, Nigeria, Russia and Turkmenistan. These controls may limit our ability to repatriate funds from our international operations and unconsolidated affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations.

See further discussion of foreign exchange risks and controls under Item 7A. “Quantitative and Qualitative Disclosure about Market Risk” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012 (the “fiscal year 2012 Annual Report”).

Labor problems could adversely affect us.

Certain of our employees in the U.K., Norway, Nigeria, the U.S. and Australia (collectively, about 51% of our employees) are represented under collective bargaining or union agreements as of June 30, 2012. Any disputes over the terms of these agreements or our potential inability to negotiate acceptable contracts with the unions that represent our employees under these agreements could result in strikes, work stoppages or other slowdowns by the affected workers. Periodically, certain groups of our employees who are not covered under a collective bargaining agreement consider entering into such an agreement.

If our unionized workers engage in a strike, work stoppage or other slowdown, other employees elect to become unionized, existing labor agreements are renegotiated, or future labor agreements contain terms that are unfavorable to us, we could experience a disruption of our operations or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

See “Business — Employees” included elsewhere in this prospectus supplement for further discussion on the status of collective bargaining or union agreements.

Our failure to attract and retain qualified personnel could have an adverse effect on us.

Our ability to attract and retain qualified pilots, mechanics and other highly-trained personnel is an important factor in determining our future success. For example, many of our clients require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and may become more competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such personnel. Some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of the U.K. or U.S. military reserves who have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it would reduce the supply of such workers and likely increase our labor costs. Additionally, the addition of new aircraft types to our fleet may require us to retain additional pilots, mechanics and other flight-related personnel. Our failure to attract and retain qualified personnel could have a material adverse effect on our current business and future growth.

Helicopter operations involve risks that may not be covered by our insurance, may increase our operating costs and are subject to weather-related and seasonal fluctuations.

The operation of helicopters inherently involves a degree of risk. Hazards such as harsh weather and marine conditions, mechanical failures, crashes and collisions are inherent in our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations. Our aircraft have been involved in accidents in the past, some of which have included loss of life and property damage. We may experience similar accidents in the future.

We attempt to protect ourselves against these losses and damage by carrying insurance, including hull and liability, general liability, workers’ compensation, and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance against all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient to protect against all losses, that we will be able to maintain our existing coverage in the future or that the premiums will not increase substantially. In addition, future terrorist activity, risks of war, accidents or other events could increase our insurance premiums. The loss of our liability insurance coverage, inadequate coverage from our liability insurance or substantial increases in future premiums could have a material adverse effect on our business, financial condition and results of operations.

Generally, our operations can be impaired by harsh weather conditions. Poor visibility, high wind, heavy precipitation, sand storms and volcanic ash can affect the operation of helicopters and result in a reduced number of flight hours. A significant portion of our operating revenue is dependent on actual flight hours, and a substantial portion of our direct cost is fixed. Thus, prolonged periods of harsh weather can have a material adverse effect on our business, financial condition and results of operations. In addition, any severe weather patterns, including those resulting from climate change, could affect the operation of helicopters and result in a reduced number of flight hours which may have a material adverse effect on our business, financial condition or results of operations.

The fall and winter months have fewer hours of daylight, particularly in the North Sea and Alaska. While some of our aircraft are equipped to fly at night, we generally do not do so. In addition, drilling activity in the North Sea and Alaska is lower during the winter months than the rest of the year. Anticipation of harsh weather during this period causes many oil companies to limit activity during the winter months. Consequently, flight hours are generally lower during these periods, typically resulting in a reduction in operating revenue during those months. Accordingly, our reduced ability to operate in harsh weather conditions and darkness may have a material adverse effect on our business, financial condition and results of operations.

The Harmattan, a dry and dusty West African trade wind, blows between the end of November and the middle of March. The heavy amount of dust in the air can severely limit visibility and block the sun for several days, comparable to a heavy fog. We are unable to operate aircraft during these harsh conditions. Consequently, flight hours may be lower during these periods resulting in reduced operating revenue which may have a material adverse effect on our business, financial condition and results of operations.

In the Gulf of Mexico, the months of December through March have more days of harsh weather conditions than the other months of the year. Heavy fog during those months often limits visibility. In addition, in the Gulf of Mexico, June through November is tropical storm and hurricane season. When a tropical storm or hurricane is about to enter or begins developing in the Gulf of Mexico, flight activity may increase because of evacuations of offshore workers. However, during a tropical storm or hurricane, we are unable to operate in the area of the storm. In addition, as a significant portion of our facilities are located along the coast of the U.S. Gulf of Mexico, tropical storms and hurricanes may cause substantial damage to our property in these locations, including helicopters. Additionally, we incur costs in evacuating our aircraft, personnel and equipment prior to tropical storms and hurricanes.

We operate in many international areas through entities that we do not control and are subject to government regulation that limits foreign ownership of aircraft companies.

We conduct many of our international operations through entities in which we have a noncontrolling investment or through strategic alliances with foreign partners. For example, we have acquired interests in, or in some cases have lease and service agreements with, entities that operate aircraft in Brazil, Egypt, Mexico, Nigeria, the U.K., Russia and Turkmenistan. We provide engineering and administrative support to certain of these entities. We derive significant amounts of lease revenue, service revenue, equity earnings and dividend income from these entities. In fiscal years 2012, 2011 and 2010 and the Current Quarter, we received approximately $29.4 million, $63.6 million, $65.5 million and $5.8 million, respectively, of revenue from the provision of aircraft and other services to unconsolidated affiliates. Because we do not own a majority interest or maintain voting control of our unconsolidated affiliates, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and may cause such entities to take actions that are not in our best interest. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas, potentially resulting in a material adverse effect on our business, financial condition and results of operations.

In Nigeria, we have seen a recent increase in competitive pressure and new regulation that could impact our ability to win future work at levels previously anticipated. In order to properly and fully embrace new regulations, we have agreed in principle to make a number of key changes to our operating model in Nigeria, while maintaining safety as our number one priority at all times. These changes are still being finalized, with the objectives of these changes being (a) allowing each of Bristow Helicopters Nigeria Limited (“BHNL”) and Pan African Airlines Nigeria Ltd. (“PAAN”) to have more autonomy over its own flight operations, (b) providing technical aviation maintenance services through a new wholly-owned Bristow Group entity, BGI Aviation Technical Services (“BATS”), (c) enabling BHNL and PAAN to operate freely in the market place each as a completely separate entity with its own distinct identity, management and workforce, and (d) each of BHNL, PAAN and BATS committing to continue to apply and use all key Bristow Group standards and policies, including without limitation our Target Zero safety program, our Code of Business Integrity and our Operations Manuals. As a result of these changes, our ability to continue to consolidate BHNL and PAAN under the current accounting requirements could change.

We are subject to governmental regulation that limits foreign ownership of aircraft companies. Based on regulations in various markets in which we operate, our aircraft may be subject to deregistration and we may lose our ability to operate within these countries if certain levels of local ownership are not maintained. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within these markets. We cannot assure you that there will be no changes in aviation laws, regulations or administrative requirements or the interpretations thereof, that could restrict or prohibit our ability to operate in certain regions. Any such restriction or prohibition on our ability to operate may have a material adverse effect on our business, financial condition and results of operations. See further discussion in “Business — Governmental Regulation” included elsewhere in this prospectus supplement.

We are subject to tax and other legal compliance risks.

We are subject to a variety of tax and legal compliance risks. These risks include, among other things, possible liability relating to taxes and compliance with U.S. and foreign export laws, competition laws and laws governing improper business practices such as the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act. We or one of our business units could be charged with wrongdoing as a result of such matters. If convicted or found liable, we could be subject to significant fines, penalties, repayments, other damages (in certain cases, treble damages), or suspension or debarment from government contracts. Independently, our failure to comply with applicable export and trade practice laws could result in civil or criminal penalties and suspension or termination of export privileges. As a global business, we are subject to complex laws and regulations in the U.K., the U.S. and other countries in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

Actions taken by agencies empowered to enforce governmental regulations could increase our costs and reduce our ability to operate successfully.

Our operations are regulated by governmental agencies in the various jurisdictions in which we operate. These agencies have jurisdiction over many aspects of our business, including personnel, aircraft and ground facilities. Statutes and regulations in these jurisdictions also subject us to various certification and reporting requirements and inspections regarding safety, training and general regulatory compliance. Other statutes and regulations in these jurisdictions regulate the offshore operations of our clients. The agencies empowered to enforce these statutes and regulations may suspend, curtail or require us to modify our operations. A suspension or substantial curtailment of our operations for any prolonged period, and any substantial modification of our current operations, may have a material adverse effect on our business, financial condition and results of operations. See further discussion in “Business — Government Regulation” and “Business — Environmental” included elsewhere in this prospectus supplement.

Changes in effective tax rates, taxation of our foreign subsidiaries or adverse outcomes resulting from examination of our tax returns could adversely affect our business, financial condition and results of operations.

Our future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally. From time to time, the U.S. Congress and foreign, state and local governments consider legislation that could increase our effective tax rates. We cannot determine whether, or in what form, legislation will ultimately be enacted or what the impact of any such legislation would be on our profitability. If these or other changes to tax laws are enacted, our profitability could be negatively impacted.

Our future effective tax rates could also be adversely affected by changes in the valuation of our deferred tax assets and liabilities, changes in the mix of earnings in countries with differing statutory tax rates, the ultimate repatriation of earnings from foreign subsidiaries to the U.S., or by changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate. In addition, we are subject to the potential examination of our income tax returns by the Internal Revenue Service and other tax authorities where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance that such examinations will not have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations and liabilities may increase our costs and adversely affect us.

Our operations are subject to U.S. federal, state and local, and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining helicopters requires that we use, store and dispose of materials that are subject to environmental regulation. Environmental laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. We could be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Additionally, any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking action against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

Changes in environmental laws or regulations, including laws relating to greenhouse emissions or other climate change concerns, could require us to devote capital or other resources to comply with those laws and regulations. These changes could also subject us to additional costs and restrictions, including increased energy costs. For additional information see “Business — Environmental” included elsewhere in this prospectus supplement and in Item 3. “Legal Proceedings” in our fiscal year 2012 Annual Report.

Our dependence on a small number of helicopter manufacturers poses a significant risk to our business and prospects, including our ability to execute our growth strategy.

We contract with a small number of manufacturers for most of our aircraft expansion and replacement needs. If any of these manufacturers face production delays due to, for example, natural disasters, labor strikes or availability of skilled labor, we may experience a significant delay in the delivery of previously ordered aircraft. During these periods, we may not be able to obtain orders for additional aircraft with acceptable pricing, delivery dates or other terms. Delivery delays or our inability to obtain acceptable aircraft orders would adversely affect our revenue and profitability and could jeopardize our ability to meet the demands of our clients and grow our business. Additionally, lack of availability of new aircraft resulting from a backlog in orders could result in an increase in prices for certain types of used helicopters.

A shortfall in availability of aircraft components and parts required for maintenance and repairs of our aircraft and supplier cost increases could adversely affect us.

In connection with the required routine maintenance and repairs performed on our aircraft in order for them to stay fully operational and available for use in our operations, we rely on a few key vendors for the supply and overhaul of components fitted to our aircraft. Those vendors have historically worked at or near full capacity supporting the aircraft production lines and the maintenance requirements of the aircraft operators who may also operate at or near capacity in certain industries, including operators such as us who support the energy industry. Such conditions can result in backlogs in manufacturing schedules and some parts being in limited supply from time to time, which could have an adverse impact upon our ability to maintain and repair our aircraft. To the extent that these suppliers also supply parts for aircraft used by the U.S. military, parts delivery for our aircraft may be delayed during periods in which there are high levels of military operations. Our inability to perform timely maintenance and repairs can result in our aircraft being underutilized which could have an adverse impact on our operating results. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact our ability to maintain and repair our aircraft. While every effort is made to mitigate such impact, this may pose a risk to our operating results. Additionally, supplier cost increases for critical aircraft components and parts also pose a risk to our operating results. Cost increases are passed through to our clients through rate increases where possible, including as a component of contract escalation charges. However, as certain of our contracts are long-term in nature, cost increases may not be adjusted in our contract rates until the contracts are up for renewal.

Our failure to dispose of aircraft through sales into the aftermarket could adversely affect us.

The management of our global aircraft fleet involves a careful evaluation of the expected demand for helicopter services across global energy markets, including the type of aircraft needed to meet this demand. As offshore oil and gas drilling and production globally moves to deeper water, more medium and large aircraft and newer technology aircraft may be required. As older aircraft models come off of current contracts and are replaced by new aircraft, our management evaluates our future needs for these aircraft models and ultimately the ability to recover our remaining investments in these aircraft through sales into the aftermarket. We depreciate our aircraft over their expected useful life to the expected salvage value to be received for the aircraft at the end of that life; however, depending on the market for aircraft we may record gains or losses on aircraft sales. In certain instances where a cash return can be made on newer aircraft in excess of the expected return available through the provision of helicopter services, we may sell newer aircraft. The number of aircraft sales and the amount of gains and losses recorded on these sales is unpredictable.

Risks Related to Worldwide Economic Activity and Financial Markets

Worldwide economic downturns could have a material adverse effect on our revenue, profitability and financial position.

A slowdown in economic activity caused by a recession could reduce worldwide demand for energy and result in an extended period of lower oil and natural gas prices. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. A reduction in oil and natural gas prices could depress the activity levels of oil and gas companies which in turn would reduce demand for our services. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly further reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity can result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Additionally, these factors may adversely impact our statement of financial position if they are determined to cause impairment of our goodwill, intangible assets, long-lived assets or assets held for sale.

Global financial market instability could impact our business and financial condition.

Financial market instability in the global financial system could have an impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets are poor. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our growth plans or on our flexibility to react to changing economic and business conditions. The financial market instability could have an impact on the lenders under our credit facilities, which consists of a $200 million revolving credit facility (“Revolving Credit Facility”), a $250 million term loan (“Term Loan”) and, following our entry into such facility, a $225 million 364-day term loan facility (“364-Day Term Loan Facility,” and together with the Term Loan and Revolving Credit Facility, the “Credit Facilities”), the counterparties to our operating leases or on our clients, causing them to fail to meet their obligations to us. Financial market difficulties could also adversely affect the ability of suppliers to meet scheduled delivery dates for our new aircraft and other aircraft parts.

Risks Related to this Offering and the Notes

Our level of indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under our indebtedness.

We have, and following the completion of this offering, we will have, a substantial amount of debt and significant debt service requirements. As of June 30, 2012 and as adjusted to give effect to this offering and the use of proceeds therefrom as described in “Use of Proceeds” and expected borrowings of $225 million under the 364-Day Term Loan Facility in connection with our Pending Investment, we had approximately $736.3 million and $1,036.0 million, respectively, of outstanding indebtedness.

Our level of indebtedness may have important consequences to our business, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•

impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes or to repurchase the notes from you upon a change of control;

•

requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes or to repurchase our notes upon a change of control;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including our borrowings under our Credit Facilities;

•	increasing the possibility of an event of default under the financial and other covenants contained in our debt instruments; and

•

limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or our business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, including the notes, or obtain additional financing. There is no assurance that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on us.

Despite our and our subsidiaries’ current levels of indebtedness, we may incur substantially more debt, which could further exacerbate the risks associated with our substantial level of indebtedness.

We had $159.4 million of availability for borrowings under our Revolving Credit Facility as of June 30, 2012, subject to our maintenance of financial covenants and other conditions, and expect to borrow $225 million under the 364-Day Term Loan Facility that we expect to enter into prior to the closing of this offering. Although the agreements governing our Credit Facilities and the indentures governing our 7 1/2% Senior Notes and the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness. In addition to amounts that we may borrow under our Credit Facilities, the indentures governing the 7 1/2% Senior Notes and the notes also allows us to borrow significant amounts of money from other sources. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in the relevant agreement. If we incur additional indebtedness, the related risks that we now face could intensify.

To service our indebtedness, including the notes, we will continue to require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments of principal or interest with respect to our indebtedness, including the notes, will depend on our ability to generate cash and on our financial results. Our ability to generate cash depends on the demand for our services, which is subject to levels of activity in offshore oil and gas exploration, development and production, general economic conditions, the ability of our affiliates to generate and distribute cash flows, and financial, competitive, regulatory and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our operations will generate sufficient cash flow or that future borrowings will be available to us under our Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

We are dependent on our subsidiaries and our unconsolidated affiliates for our cash flow.

We are a holding company with no material assets other than cash, our equity interests in our subsidiaries, our interests in our unconsolidated affiliates and our indebtedness from those subsidiaries and affiliates. Our subsidiaries and our unconsolidated affiliates conduct substantially all of our operations and directly own substantially all of our assets. Therefore, our operating cash flow and ability to meet our debt obligations, including the notes, will depend on the cash flow provided by our subsidiaries and our unconsolidated affiliates in the form of loans, dividends, aircraft leases, maintenance charges, reimbursable expenses or other payments to us as a shareholder, equity holder, service provider or lender. The ability of our subsidiaries and our unconsolidated affiliates to make such payments to us will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness. Our non-guarantor subsidiaries are not obligated to make funds available for payment of the notes.

The notes will continue to be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

We derive substantially all of our revenue from our consolidated subsidiaries and our unconsolidated affiliates. While certain of our U.S. subsidiaries will guarantee the notes, our non-U.S. subsidiaries, many of which are significant, will not guarantee the notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. Accordingly, all obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of June 30, 2012, our non-guarantor subsidiaries had approximately $271.0 million of total liabilities (including trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 79% and 78% of our operating revenue during fiscal year 2012 and the Current Quarter, respectively, and our non-guarantor subsidiaries held approximately 65% of our consolidated assets as of June 30, 2012.

Similar to our non-guarantor subsidiaries, you will not have any claim as a creditor against our unconsolidated affiliates. We own less than 50% of the equity of our unconsolidated affiliates and some of our subsidiaries so that, in addition to the claims of creditors of those entities, the equity interests of our partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These unconsolidated affiliates and subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements, and as a result, we may not be able to access their cash flow to service our debt obligations, including the notes. Please read Note 14 to our audited consolidated financial statements beginning on page F-54 and Note 11 to our unaudited condensed consolidated financial statement beginning on page F-85 for more information regarding our non-guarantor subsidiaries.

The notes and the subsidiary guarantees will continue to be unsecured and effectively subordinated to our and our subsidiary guarantors’ secured indebtedness.

As of June 30, 2012, we had $282.5 million of secured indebtedness outstanding under our Revolving Credit Facility, as well as available borrowing capacity under our Revolving Credit Facility of $159.4 million. In addition, we expect to borrow $225 million under our 364-Day Term Loan Facility, which is secured on a pari passu basis by the same assets that secure our obligations under the Revolving Credit Facility. Holders of our secured debt will have claims that are effectively senior to your claims as holders of the notes to the extent of the value of the assets securing the secured debt. The notes will be effectively subordinated to all secured debt.

If we become insolvent or are liquidated, or if payment under any secured debt is accelerated, the lender thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, the lender will have priority over any claim for payment under the notes or the guarantees to the extent of the assets that constitute their collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied. Further, if any assets did remain after payment of these lenders, the remaining assets might be insufficient to satisfy the claims of the holders of the notes and holders of other unsecured debt that is deemed the same class as the notes, and potentially all other general creditors who would participate ratably with holders of the notes.

Covenants in our debt agreements may restrict the manner in which we can operate our business.

Our Credit Facilities and the indentures governing the 7 1/2% Senior Notes and the notes limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money or issue guarantees;

•	pay dividends, redeem capital stock or make other restricted payments;

•	incur liens to secure indebtedness;

•	make certain investments;

•	sell certain assets;

•	enter into transactions with our affiliates; or

•	merge with another person or sell substantially all of our assets.

If we fail to comply with these and other covenants, we would be in default under our Credit Facilities and the indentures governing the 7 1/2% Senior Notes and the notes, and the principal and accrued interest on our outstanding indebtedness may become due and payable. In addition, our Credit Facilities contain, and our future indebtedness agreements may contain, additional affirmative and negative covenants.

As a result, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Our Credit Facilities also require, and our future credit facilities may require, us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests in the future. The breach of any of these covenants could result in a default under our Credit Facilities. Upon the occurrence of an event of default under our existing or future credit facilities, the lenders could elect to declare all amounts outstanding under such credit facilities, including accrued interest or other obligations, to be immediately due and payable. There can be no assurance that our assets would be sufficient to repay in full all of our indebtedness.

The instruments governing certain of our indebtedness, including our Credit Facilities and the indentures governing the 7 1/2% Senior Notes, the 3% Convertible Senior Notes and the notes, contain cross-default provisions. Under these provisions, a default under one instrument governing our indebtedness may constitute a default under our other instruments of indebtedness.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, our subsidiary guarantees can be voided, or claims under the subsidiary guarantees may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

Our subsidiary guarantees may also be voided, without regard to the above factors, if a court finds that the subsidiary guarantors entered into the guarantees with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a subsidiary guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining subsidiary guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. Such provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

We may not have the funds necessary or otherwise be allowed to repurchase the notes as required by the indenture in the event of a change of control.

Upon the occurrence of specific change of control events, together with a decline in the ratings of a series of notes, holders of notes of that series will have the right to require us to repurchase their notes at a price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. The source of funds for any repurchase required as a result of a change of control will be our available cash or cash generated from our operations or other sources, including borrowings under our Revolving Credit Facility, sales of assets or sales of equity. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of notes; and our future credit facilities or other indebtedness may not allow such repurchases. Our failure to repurchase the notes as required under the indenture would result in a default under the indenture governing the notes and a cross default under our Credit Facilities, each of which could have material adverse consequences for us and the holders of the notes. A “change of control” (as defined in the indenture governing the notes) may also be an event of default under our Credit Facilities that would permit the lenders to accelerate the debt outstanding under our Credit Facilities and/or a fundamental change under the provisions of our convertible senior notes that would require us to make an offer to purchase our outstanding convertible senior notes. Finally, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future, which could negatively impact our ability to conduct our business operations.

You may not be able to determine when a change of control has occurred and may not be able to require us to purchase notes as a result of a change in the composition of the directors on our board.

The definition of change of control includes a phrase relating to the sale, lease or transfer of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease or transfer of less than all of our assets to another individual, group or entity may be uncertain.

In addition, a Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly if a court were to similarly rule with respect to our notes, you may not be able to require us to purchase your notes as a result of a change in the composition of the directors on our board unless a court were to find that such approval was not granted in good faith or violated the board’s fiduciary duties. The court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, you would not be able to require us to purchase your notes upon a change of control resulting from a change in the composition of our board. See “Description of the Notes — Change of Control.”

Many of the covenants contained in the indenture governing the notes terminate with respect to a series of notes if the notes of that series are rated investment grade by either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.

Many of the covenants in the indenture governing the notes terminate with respect to a series of notes if the notes of that series are rated investment grade by either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. These covenants restrict, among other things, our ability to pay dividends, to incur debt and to enter into certain other transactions. There can be no assurance that the notes of either series will ever be rated investment grade, or that if they are rated investment grade, that the notes of that series will maintain such ratings. However, termination of these covenants would, for the term of the notes of the applicable series and even if such notes fail to maintain such ratings, allow us to engage in certain transactions that would not be permitted while these covenants were in force. Please read “Description of the Notes — Certain Covenants — Certain Investment Grade Covenants.”

There will be no or a limited public market for the notes, and you may find it difficult to sell your notes.

Currently, there is no public market for the notes, and we cannot assure you that one will develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price and volatility of our common stock, our performance and other factors. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions. Any such disruption may adversely affect the prices at which you may sell your notes.

To the extent that an active trading market for the notes does not develop or continue to exist, the liquidity and trading prices for the notes may be harmed. Thus, you may not be able to liquidate your investment rapidly, and your lenders may not readily accept the notes as collateral for loans.

Changes in our credit ratings or the debt markets may adversely affect the market price of the notes.

The price for the notes will depend on a number of factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	the market price of our common stock;

•	our financial condition, operating performance and future prospects; and

•	the overall condition of the financial markets and global and domestic economies.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. A negative change in our rating could have an adverse effect on the price of the notes.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our clients, competitors, vendors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus supplement, other than statements of historical fact or historical financial results are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus supplement regarding future events and operating performance. We believe they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements.

You should consider the following key factors when evaluating these forward-looking statements:

•	the timing and completion of the Pending Investment and the Tender Offer;

•	the possibility of political instability, war or acts of terrorism in any of the countries where we operate;

•	fluctuations in worldwide prices of and demand for natural gas and oil;

•	fluctuations in levels of natural gas and oil exploration and development activities;

•	fluctuations in the demand for our services;

•	the existence of competitors;

•	the existence of operating risks inherent in our business, including the possibility of declining safety performance;

•	the possibility of changes in tax and other laws and regulations;

•	the possibility that the major oil companies do not continue to expand internationally;

•	the possibility of significant changes in foreign exchange rates and controls;

•	general economic conditions including the capital and credit markets;

•	the possibility that we may be unable to acquire additional aircraft due to limited availability or unable to exercise aircraft purchase options;

•	the possibility that we may be unable to dispose of older aircraft through sales into the aftermarket;

•	the possibility that we may be unable to obtain financing or we may be unable to draw on our credit facilities;

•	the possibility that we may be unable to re-deploy our aircraft to regions with greater demand; and

•	the possibility that we do not achieve the anticipated benefit of our fleet investment program.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. For a more detailed description of risk factors, please see the risks and uncertainties described under “Risk Factors” included elsewhere in this prospectus supplement.

All forward-looking statements in this prospectus supplement are qualified by these cautionary statements and are only made as of the date of this prospectus supplement. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $418.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to fund the consideration for the purchase of the 7½% Senior Notes in the Tender Offer and/or the Redemption and to pay related expenses. If all of the outstanding 7½% Senior Notes are tendered in the Tender Offer before the Consent Expiration and accepted for purchase, we expect that the total amount of funds required to purchase the outstanding 7½% Senior Notes, including accrued interest and related expenses, will be approximately $367.2 million. This offering is not contingent on the closing of the Tender Offer. We intend to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment or repurchase of other indebtedness.

Credit Suisse Securities (USA) LLC is the dealer manager for the Tender Offer and solicitation agent on the Consent Solicitation, and certain of the underwriters or their affiliates may hold 7 1/2% Senior Notes, which they may elect to tender in the Tender Offer and thereby receive a portion of the net proceeds from this offering. Please read “Underwriting.”

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of June 30, 2012:

•	on a historical basis, and

•

as adjusted to give effect to (i) the completion of this offering, (ii) the application of $367.2 million of net proceeds from this offering to purchase all outstanding 7 1/2% Senior Notes in the Tender Offer, assuming the 7½% Senior Notes are tendered prior to the Consent Expiration, and pay related expenses and accrued interest, (iii) borrowings of $225 million under the new 364-Day Term Loan Facility that we expect to enter into prior to the closing of this offering and (iv) the application of proceeds from borrowings under the 364-Day Term Loan Facility to fund a portion of our Pending Investment.

You should read this table in conjunction with the information set forth under “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” and the consolidated financial statements and the notes included elsewhere in this prospectus supplement.

	June 30, 2012
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$227,250	$274,777

Debt, including current portion:
7 1/2% Senior Notes due 2017, including $0.3 million of unamortized premium(1)	$350,330	$—
Term Loan	242,500	242,500
Revolving Credit Facility	40,000	40,000
3% Convertible Senior Notes due 2038, including $11.5 million of unamortized discount	103,469	103,469
364-Day Term Loan Facility(2)	—	225,000
% Senior Notes due 2020 offered hereby	—	225,000
% Senior Notes due 2022 offered hereby	—	200,000

Total debt	736,299	1,035,969

Stockholders’ investment
Common stock, $.01 par value, authorized 90,000,000; outstanding 35,749,889 (exclusive of 1,291,741 treasury shares)	363	363
Additional paid-in capital	705,984	705,984
Retained earnings(3)	1,009,952	990,003
Accumulated other comprehensive loss	(158,934)	(158,934)
Treasury shares, at cost (526,895 shares)	(25,085)	(25,085)

Total Bristow Group Inc. stockholders’ investment	1,532,280	1,512,331
Noncontrolling interests	8,919	8,919

Total stockholders’ investment	1,541,199	1,521,250

Total capitalization	$2,277,498	$2,557,219

(1)

This offering is not conditioned upon all or any of the 7½% Senior Notes being tendered in the Tender Offer. We currently expect that we will exercise our right to optionally redeem any and all 7½% Senior Notes that have not been accepted and paid for in the Tender Offer at a price equal to 103.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. We intend to use the remaining net proceeds from this offering for general corporate purposes, which may include the repayment or repurchase of other indebtedness.

(2)	We cannot assure you that the Pending Investment will be consummated on schedule or at all.
(3)	Includes expenses related to the Tender Offer, write off of deferred financing costs for the 7½% Senior Notes and accrued interest.

SELECTED HISTORICAL FINANCIAL DATA

The following summary financial data as of and for each of the five years ended March 31, 2012 is derived from our audited consolidated financial statements. The following summary financial data as of and for the three months ended June 30, 2012 and 2011 is derived from our unaudited condensed consolidated financial statement. You should read the following information in conjunction with the other information contained in our consolidated financial statements, including the notes thereto, that are set forth elsewhere in this prospectus supplement.

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010	2009	2008
	(In thousands, except percentages, ratios and LACE data)
Statement of Operations Data:
Total gross revenue (1)	$362,608	$321,105	$1,341,803	$1,232,808	$1,167,756	$1,133,803	$1,012,764
Direct Cost (1)	$(262,940)	$(229,756)	$(947,650)	$(862,341)	$(823,031)	$(821,362)	$(726,433)
Impairment of inventories (2)	$—	$—	$(25,919)	$—	$—	$—	$—

Consolidated operating income	$39,993	$36,405	$115,766	$189,724	$180,857	$201,800	$161,726
Interest income (3)	88	171	560	1,092	1,012	6,004	12,725
Interest expense	(8,774)	(8,955)	(38,130)	(46,187)	(42,412)	(35,149)	(23,779)
Other income (expense), net (4)	(931)	204	1,246	(4,230)	3,036	3,368	1,585
Provision for income taxes (5)	(6,180)	(6,606)	(14,201)	(7,104)	(28,998)	(50,493)	(44,526)

Net income from continuing operations	$24,196	$21,219	$65,241	$133,295	$113,495	$125,530	$107,731
Discontinued operations (6)	—	—	—	—	—	(246)	(3,822)

Net income	$24,196	$21,219	$65,241	$133,295	$113,495	$125,284	$103,909
Non-controlling interest	(534)	(174)	(1,711)	(980)	(1,481)	(2,327)	83

Net income attributable to Bristow Group	$23,662	$21,045	$63,530	$132,315	$112,014	$122,957	$103,992

Balance Sheet Data:
Total cash and cash equivalents	$227,250	$117,070	$261,550	$116,361	$77,793	$300,969	$290,050
Working capital	494,651	451,986	537,268	448,717	350,256	548,507	541,422
Total assets	2,740,379	2,700,558	2,740,363	2,675,354	2,494,620	2,334,571	1,977,355
Total debt	736,299	732,377	757,245	707,461	716,561	745,846	606,218
Stockholders’ investment	1,541,199	1,538,661	1,521,824	1,518,775	1,356,571	1,222,826	972,011
Statement of Cash Flows Data:
Net cash provided by operating activities	$55,412	$52,889	$231,347	$151,355	$195,359	$127,862	$87,557
Net cash used in investing activities	(67,178)	(71,402)	(88,755)	(112,842)	(411,733)	(369,503)	(310,145)
Net cash provided by (used in) financing activities	(28,247)	19,585	4,324	(15,463)	(21,653)	297,872	328,860
Other Financial Data:
Adjusted EBITDAR (7)	$84,273	$67,025	$319,488	$297,714	$268,245	$246,711	$242,186
Capital expenditures	86,555	72,235	326,420	145,518	306,923	454,910	338,003
Ratio of Adjusted EBITDAR to Adjusted Interest Expense (8)	8.5	6.7	7.7	6.2	5.5	5.2	6.9
Debt as a percentage of book capitalization (9)	32.3%	32.2%	33.2%	31.8%	34.6%	37.9%	38.4%
Ratio of earnings to fixed charges (10)	3.1	2.9	2.4	3.1	3.4	4.2	4.5
LACE (11)	147	154	149	153	159	164	161
LACE rate (in millions)(11)	$8.55	$7.33	$7.89	$7.15	$6.49	$6.14	$5.72

(1)

Gross revenue includes reimbursable revenue of $42.0 million, $34.3 million, $142.6 million, $117.9 million, $106.7 million, $104.8 million and $94.0 million for the three months ended June 30, 2012 and 2011 and for fiscal years 2012, 2011, 2010, 2009 and 2008, respectively. Direct cost includes reimbursable expense of $40.2 million, $33.1 million, $136.9 million, $114.3 million, $105.9 million, $103.0 million, $91.1 million for the three months ended June 30, 2012 and 2011 and for fiscal years 2012, 2011, 2010, 2009 and 2008, respectively.

(2)	During fiscal year 2012, we recorded an impairment charge of $25.9 million to write-down certain spare parts within inventories to lower of cost or market value.
(3)	Includes interest income earned in fiscal years 2009 and 2008 on cash balances generated through the 7 1/2% Senior Notes issued in June and November 2007.
(4)

Includes foreign currency transaction gains (losses) of $(0.9) million, $0.2 million, $0.4 million, $(0.1) million, $(1.2) million, $1.4 million and $1.5 million for the three months ended June 30, 2012 and 2011 and for fiscal years 2012, 2011, 2010, 2009 and 2008, respectively. Includes the impairment of our investment in Heliservicio Campeche S.A. de C.V., an unconsolidated affiliate, of $2.4 million and a $2.3 million redemption premium as a result of the early redemption of the 6 1/8% Senior Notes, partially offset by gains on sales of two joint ventures of $0.6 million during fiscal year 2011. Fiscal year 2010 includes $3.9 million of hedging gains realized as a result of the termination of forward contracts on a euro-denominated aircraft purchase commitment. During fiscal year 2009, we realized $1.4 million in gains as a result of the restructuring of our ownership interests in affiliates in Mexico.

(5)

The provision for income taxes was reduced by $17.7 million in fiscal year 2011 related to adjustments to deferred tax liabilities that were no longer required as a result of a restructuring during fiscal year 2011.

(6)	Includes amounts related to Grasso Production Management.
(7)

Adjusted EBITDAR is calculated by taking our net income and adjusting for interest expense, depreciation and amortization, rent expense (included as components of direct cost and general and administrative expense), provision for income taxes, gain (loss) on disposal of assets and any special items during the reported periods. Management believes that adjusted EBITDAR provides relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing both consolidated and business unit performance. Adjusted EBITDAR provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Additionally, we believe that adjusted EBITDAR provides us with a better overall measure of our operational performance by excluding the financing decisions we make regarding aircraft purchasing or leasing decisions. Adjusted EBITDAR is not calculated or presented in accordance with GAAP and other companies in our industry may calculate adjusted EBITDAR differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDAR should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of adjusted EBITDAR should not be construed as an inference that our future results will be unaffected by unusual or special items. The following table reconciles net income to adjusted EBITDAR for the periods presented:

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010	2009	2008
	(In thousands)
Net income from continuing operations	$24,196	$21,219	$65,241	$133,295	$113,495	$125,530	$107,731
Add:
Provision for income taxes	6,180	6,606	14,201	7,104	28,998	50,493	44,526
Interest expense	8,774	8,955	38,130	46,187	42,412	35,149	23,779
(Gains) losses on disposal of assets	5,315	(1,416)	31,670	(8,678)	(18,665)	(9,089)	(9,390)
Depreciation and amortization	21,372	22,708	96,144	89,377	74,684	65,514	54,140
Rent Expense	16,274	8,953	46,041	29,184	27,324	21,100	22,800
Special items (i)	2,162	—	28,061	1,245	(3)	(41,986)	(1,400)

Adjusted EBITDAR	$84,273	$67,025	$319,488	$297,714	$268,245	$246,711	$242,186

(i)

See information about special items for the three months ended June 30, 2012 and 2011 under “Current Quarter Compared to Comparable Quarter.” For information on special items during fiscal years ended March 31, 2012, 2011 and 2010, see “Fiscal Year 2012 Compared to Fiscal Year 2011” and “Fiscal Year 2011 Compared to Fiscal Year 2010.” Special items for fiscal year 2009 include a $36.2 million gain from the GOM Asset Sale, $6.8 million credit for a PBH contract, $5.9 million restructuring savings in Mexico, increased expenses of $2.8 million due to the impact of hurricanes and $4.1 million recognition of expense in Australia related to local tax matters, increases in compensation costs and aircraft re-positioning. During fiscal year 2008, our special items included favorable tax items of $5.4 million and $1.3 million for reversal of accruals for sales tax contingency and employee taxes in West Africa, respectively, a $1.6 million reversal of accruals for employee taxes in Europe, $5.0 million cost related to a claim by a former agent, whom we terminated in connection with the Internal Review, and $1.9 million in retirement costs associated with two of our corporate officers.

(8)

Adjusted interest expense means interest expense adjusted to add capitalized interest and deduct amortization of deferred financing costs. Adjusted interest expense is not a measure of financial performance or liquidity under GAAP, but is used as a component of the conditions to debt incurrence, restricted payments and certain other events under the indenture governing the notes. Accordingly, it should not be considered as a substitute for interest expense or any other operating or liquidity measure prepared in accordance with GAAP. The following table reconciles adjusted interest expense to interest expense for the periods presented:

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010	2009	2008
	(In thousands)
Interest expense	$8,774	$8,955	$38,130	$46,187	$42,412	$35,149	$23,779
Capitalized interest	1,588	1,501	4,966	6,010	8,033	14,488	12,885
Amortization of deferred financings costs	(437)	(422)	(1,766)	(4,412)	(1,985)	(1,905)	(1,380)

Adjusted interest expense	$9,925	$10,034	$41,330	$47,785	$48,460	$47,732	$35,284

(9)	Book capitalization includes total debt and stockholders’ investment.
(10)

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before provision for income taxes and non-controlling interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt issuance costs and the estimated interest portion of rental expense deemed to be representative of interest.

(11)

The commercial aircraft in our consolidated fleet are our primary source of revenue. To normalize the consolidated operating revenue of our fleet for the different revenue productivity and cost of our commercial aircraft, we developed a common weighted factor that combines large, medium and small aircraft into a combined standardized number of revenue producing commercial aircraft assets. We call this measure Large AirCraft Equivalent (“LACE”). Our large, medium and small aircraft are weighted as 100%, 50%, and 25%, respectively, to arrive at a single LACE number, which excludes Bristow Academy aircraft, fixed wing aircraft, affiliate aircraft, aircraft held for sale and aircraft construction in process. We divide our operating revenue (annualized in the case of quarterly information) from commercial contracts, which excludes operating revenue from affiliates and reimbursable revenue, by LACE to develop a LACE rate, which is a standardized rate on which we disclose results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and audited consolidated financial statements, and the notes thereto, as well as our fiscal year 2012 Annual Report and the MD&A contained therein and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. In the discussion that follows, the terms “Current Quarter” and “Comparable Quarter” refer to the three months ended June 30, 2012 and 2011, respectively. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ending March 31, 2013 is referred to as “fiscal year 2013.”

Executive Overview

This Executive Overview only includes what management considers to be the most important information and analysis for evaluating our financial condition and operating performance. It provides the context for the discussion and analysis of the financial statements which follow and does not disclose every item impacting our financial condition and operating performance.

General

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively. We have major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Alaska, Australia, Brazil, Russia and Trinidad. We generated 82%, 89% and 87% of our consolidated operating revenue, business unit operating income and business unit adjusted EBITDAR, respectively, from operations outside of the U.S. during the Current Quarter.

We conduct our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted primarily through five business units:

•	Europe,

•	West Africa,

•	North America,

•	Australia, and

•	Other International.

We provide helicopter services to a broad base of major integrated, national and independent offshore energy companies. Our clients charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our clients also charter our helicopters to transport time-sensitive equipment to these offshore locations. In addition to our primary Helicopter Services operations, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K. As of June 30, 2012, we operated 357 aircraft (including 301 owned aircraft and 56 leased aircraft; 17 of the owned aircraft are held for sale) and our unconsolidated affiliates operated 194 aircraft in addition to those aircraft leased from us.

The chart below presents (1) the number of helicopters in our fleet and their distribution among the business units of our Helicopter Services segment as of June 30, 2012; (2) the number of helicopters which we had on order or under option as of June 30, 2012; and (3) the percentage of operating revenue which each of our business units provided during the Current Quarter. For additional information regarding our commitments and options to acquire aircraft, see Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

	Percentage of Current Quarter Operating Revenue	Aircraft in Consolidated Fleet						Unconsolidated Affiliates (3)	Total
		Helicopters				Fixed Wing	Total (1)(2)
		Small	Medium	Large	Training
Europe	39%	—	15	43	—	—	58	64	122
West Africa	21%	10	25	7	—	3	45	—	45
North America	16%	67	22	2	—	—	91	—	91
Australia	12%	2	10	16	—	—	28	—	28
Other International	10%	4	40	14	—	—	58	130	188
Corporate and other	2%	—	—	—	77	—	77	—	77

Total	100%	83	112	82	77	3	357	194	551

Aircraft not currently in fleet: (4)
On order		—	—	17	—	—	17
Under option		—	12	24	—	—	36

(1)	Includes 17 aircraft held for sale and 56 leased aircraft as follows:

	Held for Sale Aircraft in Consolidated Fleet
	Helicopters				Fixed Wing	Total
	Small	Medium	Large	Training
Europe	—	2	3	—	—	5
West Africa	—	1	—	—	—	1
North America	—	—	—	—	—	—
Australia	—	1	3	—	—	4
Other International	—	7	—	—	—	7
Corporate and other	—	—	—	—	—	—

Total	—	11	6	—	—	17

	Leased Aircraft in Consolidated Fleet
	Helicopters				Fixed Wing	Total
	Small	Medium	Large	Training
Europe	—	—	8	—	—	8
West Africa	—	1	—	—	—	1
North America	1	11	2	—	—	14
Australia	2	—	1	—	—	3
Other International	—	—	—	—	—	—
Corporate and other	—	—	—	30	—	30

Total	3	12	11	30	—	56

(2)	The average age of our fleet, excluding training aircraft, was approximately 12 years as of June 30, 2012.
(3)	The 194 aircraft operated by our unconsolidated affiliates do not include those aircraft leased from us.
(4)	This table does not reflect aircraft which our unconsolidated affiliates may have on order or under option.

The commercial aircraft in our consolidated fleet represented in the above chart are our primary source of revenue. To normalize the consolidated operating revenue of our fleet for the different revenue productivity and cost of our commercial aircraft, we developed a common weighted factor that combines large, medium and small aircraft into a combined standardized number of revenue producing commercial aircraft assets. We call this measure Large

AirCraft Equivalent (“LACE”). Our large, medium and small aircraft are weighted as 100%, 50%, and 25%, respectively, to arrive at a single LACE number, which excludes Bristow Academy aircraft, fixed wing aircraft, affiliate aircraft, aircraft held for sale and aircraft construction in process. We divide our operating revenue (annualized in the case of quarterly information) from commercial contracts, which excludes operating revenue from affiliates and reimbursable revenue, by LACE to develop a LACE rate, which is a standardized rate, similar to a day rate, on which we disclose results and provide guidance. Our current number of LACE aircraft is 147 and our historical LACE and LACE rate is as follows:

	Current Quarter	Fiscal Year Ended March 31,
		2012	2011	2010	2009	2008
LACE	147	149	153	159	164	161
LACE Rate (in millions)	$8.55	$7.89	$7.15	$6.49	$6.14	$5.72

The following table presents the percentage of LACE leased as of June 30, 2012:

Europe	17%
West Africa	2%
North America	26%
Australia	11%
Other International	—%
Total	12%

Our Strategy

Our goal is to strengthen our position as a leading helicopter services provider to the offshore energy industry. We intend to employ the following well defined business/commercial and capital allocation strategies to achieve this goal:

Business/Commercial Strategy

•

Be the preferred provider of helicopter services. We position our business to be the preferred provider of helicopter services by maintaining strong relationships with our clients and providing safe and high-quality service. In order to create differentiation and add value to our clients, we focus on enhancing our value to our clients through the initiatives of “Target Zero Accidents,” “Target Zero Downtime” and “Target Zero Complaints,” which comprise our program called the “Bristow Client Promise.” This program is designed to deliver continuous improvement in all these important areas and demonstrate our commitment to providing higher hours of zero-accident flight time with on-time and up-time helicopter transportation service. We maintain relationships with our clients’ field operations and corporate management that we believe helps us better anticipate client needs and provide our clients with the right aircraft in the right place at the right time, which in turn allows us to better manage our fleet utilization and capital investment program. We also leverage our close relationships with our clients to establish mutually beneficial operating practices and safety standards worldwide. By applying standardized-first-rate operating and safety practices across our global operations, we seek to provide our clients with consistent, high-quality service in each of their areas of operation. By better understanding and delivering on our clients’ needs with our global operations and safety standards, we believe we effectively compete against other helicopter service providers based on aircraft availability, client service, safety and reliability, and not just price.

•

Grow our business while managing our assets. We plan to continue to grow our business globally and increase our revenue and profitability over time, while managing through cyclical downturns in the energy industry. We conduct flight operations in most major oil and gas producing regions of the world, and through our strong relationships with our existing clients, we are aware of future business opportunities in the markets we currently serve that would allow us to grow through new contracts. We anticipate these new opportunities will result in the deployment of new or existing aircraft into markets where we expect they will earn desirable rates of return. Additionally, new opportunities may result in growth through acquisitions and investments in existing or new markets, which may include increasing our role and participation with existing unconsolidated affiliates, investing in new companies, or creating partnerships and alliances with existing industry participants. We believe the combination of growth in existing and new markets will deliver improved shareholder returns.

Capital Allocation Strategy

Our capital allocation strategy is based on three principles as follows:

•

Prudent balance sheet management. Throughout our corporate and business unit management, we proactively manage our capital allocation plan with a concentration on achieving business growth and improving rates of return, within the dictates of prudent balance sheet management. We have funded our successful growth plan and maintained adequate liquidity by raising approximately $1.4 billion of debt and equity by means of both public and private financings since fiscal year 2007, and we intend to continue managing our capital structure and liquidity position relative to our commitments with external financings when necessary and through the use of operating leases for 20-30% of our LACE. During fiscal year 2012, we initiated a new financing strategy whereby we are now using operating leases to a larger extent than in the past. As of June 30, 2012, aircraft under operating leases account for 12% of our LACE. Our adjusted debt to total equity ratio and total liquidity were 69.1% and $386.6 million, respectively, as of June 30, 2012 and 70.8% and $401.6 million, respectively, as of March 31, 2012. Adjusted debt includes the net present value of operating leases totaling $217.0 million and $190.2 million, respectively, letters of credit and guarantees totaling $1.5 million and $17.5 million, respectively, and the unfunded pension liability of $109.8 million and $111.7 million, respectively, as of June 30 and March 31, 2012.

•

Highest return. Our internal financial management framework, called Bristow Value Added (“BVA”), focuses on the returns we deliver across our organization. BVA is computed by subtracting a capital charge for the use of gross invested capital from after tax operating cash flow. Our goal is to achieve strong improvements in BVA over time by (1) improving the returns we earn throughout our organization via cost and capital efficiency improvements as well as through better pricing based on the differentiated value we deliver to clients via aircraft safety, availability, client service and reliability; (2) deploying more capital into commercial opportunities where management believes we can deliver strong returns and when we believe it will benefit the Company and our shareholders, including making strategic acquisitions or strategic equity investments; and (3) withdrawing capital from areas where returns are deemed inadequate and unable to be sufficiently improved. When appropriate, we may divest parts of the Company. Improvements in BVA is the primary financial measure in our management incentive plan, which is designed to align the interests of management with shareholders.

•

Balanced shareholder return. We have invested $2.0 billion on capital expenditures to grow our business since fiscal year 2007. We believe our liquidity position and cash flows from operations will be adequate to finance operating and maintenance capital expenditures, so we have considered our capital deployment alternatives for the future to deliver a more balanced return to our shareholders. On July 31, 2012, our board of directors approved our sixth consecutive quarterly dividend. Also, on November 2, 2011, our board of directors authorized the expenditure of up to $100 million to repurchase shares of our Common Stock within 12 months from that date, of which $25.1 million was spent in fiscal year 2012. For additional information on our repurchases of Common Stock, see “Share Repurchases” in Note 11 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement. The timing and method of any repurchases under the program will depend on a variety of factors, is subject to our results of operations, financial condition, cash requirements, and other factors and restrictions under applicable law and our debt instruments, and may be suspended or discontinued at any time.

Market Outlook

Our core business is providing helicopter services to the worldwide oil and gas industry. Our clients’ operating expenditures in the production sector are the principal source of our revenue, while their exploration and development capital expenditures provide a lesser portion of our revenue. Our clients typically base their capital expenditure budgets on their long-term commodity price expectations and not exclusively on the current spot price. In 2009, the credit, equity and commodity markets were quite volatile causing many of our oil and gas company clients to reduce capital spending plans and defer projects. Growing confidence among our clients has led to increased capital expenditure budgets resulting in some larger projects moving ahead that were previously on hold. This led to the recovery in our fiscal year 2011 financial performance and continued slow and steady growth in fiscal year 2012 and into fiscal year 2013.

While we are cautiously optimistic that the economic conditions will continue to recover over the remainder of fiscal year 2013, we continue to seek ways to operate more efficiently and work with our clients to improve the efficiency of their operations. Our global operations and critical mass of helicopters provide us with geographic and client diversity which helps mitigate risks associated with a single market or client. This economic recovery should lead to an accelerated expansion throughout fiscal year 2013 and beyond and increased demand in many of our core markets.

The limited availability of some new aircraft models and the need throughout the industry to retire many of the older aircraft in the worldwide fleet is a driver for our industry. Currently manufacturers have some available aircraft; however, there are some constraints on supply of new large aircraft.

The management of our global aircraft fleet involves a careful evaluation of the expected demand for helicopter services across global energy markets, including the type of aircraft needed to meet this demand. As offshore oil and gas drilling and production globally moves to deeper water, more medium and large aircraft and newer technology aircraft may be required. As older aircraft models come off of current contracts and are replaced by new aircraft, our management evaluates our future needs for these aircraft models and ultimately the ability to recover our remaining investments in these aircraft through sales into the aftermarket. We depreciate our aircraft over their expected useful life to the expected salvage value to be received for the aircraft at the end of that life; however, depending on the market for aircraft or changes in the expected future use of aircraft within our fleet, we may record gains or losses on aircraft sales, impairment charges for aircraft operating or held for sale or accelerate depreciation of aircraft used in our operations. In certain instances where a cash return can be made on newer aircraft in excess of the expected return available through the provision of helicopter services, we may sell newer aircraft. The number of aircraft sales and the amount of gains and losses recorded on these sales is unpredictable. While aircraft sales are common in our business and are reflected in our operating results, gains and losses on aircraft sales may result in our operating results not reflecting the ordinary operating performance of our primary business, which is providing helicopter services to our clients. The gains and losses on aircraft sales are not included in the calculation of adjusted earnings per share or gross cash flows for purposes of calculating BVA.

Brazil continues to represent a significant part of our positive growth outlook. The discovery of pre-salt deepwater fields in Brazil along with the national mandate to significantly increase its production over the next five years will necessitate investment in infrastructure and associated services. The Petrobras five year plan, approved by their board, demands a helicopter fleet growth from 100 to 168 medium and large aircraft. During fiscal year 2012, Líder, our affiliate in Brazil, was awarded contracts for 14 medium aircraft. Seven aircraft commenced operations in fiscal year 2012 and the other seven will commence operations in fiscal year 2013. Aircraft being procured in this market tend to be newer and more sophisticated which is aligned with both Bristow Group’s “Client Promise” and Líder’s “Decolar” service differentiation programs. More recently, Líder was awarded five-year contracts by Petrobras for five large aircraft. One of these aircraft is leased to Líder by Bristow and is scheduled to start work in August 2012, and the remaining four aircraft are scheduled to commence work starting in late 2012 through April 2013.

Despite this growth, Líder’s operating results have been below our fiscal year 2013 expectations due to startup costs related to hiring of support and administrative personnel and training being incurred in preparation for these contract commencements. Líder is expected to perform better during the second half of fiscal year 2013 as new aircraft begin operating; however, currency fluctuations make it difficult to predict when the growth in this market will translate into higher equity earnings for Bristow from our Líder investment. Equity earnings from unconsolidated affiliates, net of losses on our condensed consolidated statement of income, is included in calculating adjusted net income and adjusted EBITDAR.

As discussed in “Risk Factors” included elsewhere in this prospectus supplement, we are subject to competition and the political environment in the countries where we operate. In Nigeria, we have seen a recent increase in competitive pressure and new regulation that could impact our ability to win future work at levels previously anticipated. In order to properly and fully embrace new regulations, we have agreed in principle to make a number of key changes to our operating model in Nigeria, while maintaining safety as our number one priority at all times. These changes are still being finalized, with the objectives of these changes being (a) allowing each of Bristow Helicopters Nigeria Ltd. (“BHNL”) and Pan African Airlines Nigeria Ltd. (“PAAN”) to have more autonomy over its own flight operations, (b) providing technical aviation maintenance services through a new wholly-owned Bristow Group entity, BGI Aviation Technical Services (“BATS”), (c) enabling BHNL and PAAN to operate freely in the market place each as a completely separate entity with its own distinct identity, management and workforce, and (d) each of BHNL, PAAN and BATS committing to continue to apply and use all key Bristow Group standards and policies, including without limitation our Target Zero safety program, our Code of Business Integrity and our Operations Manuals. As a result of these changes, our ability to continue to consolidate BHNL and PAAN under the current accounting requirements could change.

We conduct business in various foreign countries, and as such, our cash flows and earnings are subject to fluctuations and related risks from changes in foreign currency exchange rates. During the Current Quarter, our primary foreign currency exposure was related to the euro, the British pound sterling, the Australian dollar, the Nigerian naira and the Brazilian real. For details on this exposure and the related impact on our results of operations, see Item 7A. “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal year 2012 Annual Report and Note 1 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Overview of Operating Results

The following table presents our operating results and other statement of income information for the applicable periods:

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except, percentages and flight hours)
Gross Revenue:
Operating revenue	$320,654	$286,761	$33,893	11.8%
Reimbursable revenue	41,954	34,344	7,610	22.2%

Total gross revenue	362,608	321,105	41,503	12.9%

Operating expense:
Direct cost	222,768	196,622	(26,146)	(13.3)%
Reimbursable expense	40,172	33,134	(7,038)	(21.2)%
Depreciation and amortization	21,372	22,708	1,336	5.9%
General and administrative	34,977	39,645	4,668	11.8%

	319,289	292,109	(27,180)	(9.3)%

Gain (loss) on disposal of assets	(5,315)	1,416	(6,731)	*
Earnings from unconsolidated affiliates, net of losses	1,989	5,993	(4,004)	*

Operating income	39,993	36,405	3,588	9.9%
Interest expense, net	(8,686)	(8,784)	98	1.1%
Other income (expense), net	(931)	204	(1,135)	*

Income before provision for income taxes	30,376	27,825	2,551	9.2%
Provision for income taxes	(6,180)	(6,606)	426	6.4%

Net income	24,196	21,219	2,977	14.0%
Net income attributable to noncontrolling interests	(534)	(174)	(360)	(206.9)%

Net income attributable to Bristow Group	$23,662	$21,045	$2,617	12.4%

Diluted earnings per common share	$0.65	$0.57	$0.08	14.0%
Operating margin (1)	12.5%	12.7%	(0.2)%	(1.6)%
Flight hours (2)	55,128	54,056	1,072	2.0%

Non-GAAP financial measures: (3)
Adjusted operating income	$47,470	$34,989	$12,481	35.7%
Adjusted operating income margin (1)	14.8%	12.2%	2.6%	21.3%
Adjusted EBITDAR	$84,273	$67,025	$17,248	25.7%
Adjusted EBITDAR margin (1)	26.3%	23.4%	2.9%	12.4%
Adjusted net income	$29,618	$19,878	$9,740	49.0%
Adjusted diluted earnings per share	$0.81	$0.54	$0.27	50.0%

	Fiscal Years Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages and flight hours)
Gross revenue:
Operating revenue	$1,199,227	$1,114,896	$84,331	7.6%
Reimbursable revenue	142,576	117,912	24,664	20.9%

Total gross revenue	1,341,803	1,232,808	108,995	8.8%

Operating expense:
Direct cost	810,728	748,053	(62,675)	(8.4)%
Reimbursable expense	136,922	114,288	(22,634)	(19.8)%
Impairment of inventories	25,919	—	(25,919)	*
Depreciation and amortization	96,144	89,377	(6,767)	(7.6)%
General and administrative	135,333	120,145	(15,188)	(12.6)%

	1,205,046	1,071,863	(133,183)	(12.4)%

Gain (loss) on disposal of assets	(31,670)	8,678	(40,348)	*
Earnings from unconsolidated affiliates, net of losses	10,679	20,101	(9,422)	(46.9)%

Operating income	115,766	189,724	(73,958)	(39.0)%

Interest expense, net	(37,570)	(45,095)	7,525	16.7%
Other income (expense), net	1,246	(4,230)	5,476	129.5%

Income before provision for income taxes	79,442	140,399	(60,957)	(43.4)%
Provision for income taxes	(14,201)	(7,104)	(7,097)	(99.9)%

Net income	65,241	133,295	(68,054)	(51.1)%
Net income attributable to noncontrolling interests	(1,711)	(980)	(731)	(74.6)%

Net income attributable to Bristow Group	$63,530	$132,315	$(68,785)	(52.0)%

Diluted earnings per common share	$1.73	$3.60	$(1.87)	(51.9)%
Operating margin (1)	9.7%	17.0%	(7.3)%	(42.9)%
Flight hours (2)	209,010	233,868	(24,858)	(10.6)%

Non-GAAP financial measures: (3)
Adjusted operating income	$180,864	$182,852	$(1,988)	(1.1)%
Adjusted operating margin (1)	15.1%	16.4%	(1.3)%	(7.9)%
Adjusted EBITDAR	$319,488	$297,714	$21,774	7.3%
Adjusted EBITDAR margin (1)	26.6%	26.7%	(0.1)%	(0.4)%
Adjusted net income	$114,641	$113,045	$1,596	1.4%
Adjusted diluted earnings per share	$3.12	$3.08	$0.04	1.3%

	Fiscal Years Ended March 31,		Favorable
	2011	2010	(Unfavorable)
	(In thousands, except percentages and flight hours)
Gross revenue:
Operating revenue	$1,114,896	$1,061,091	$53,805	5.1%
Reimbursable revenue	117,912	106,665	11,247	10.5%

Total gross revenue	1,232,808	1,167,756	65,052	5.6%

Operating expense:
Direct cost	748,053	717,178	(30,875)	(4.3)%
Reimbursable expense	114,288	105,853	(8,435)	(8.0)%
Depreciation and amortization	89,377	74,684	(14,693)	(19.7)%
General and administrative	120,145	119,701	(444)	(0.4)%

	1,071,863	1,017,416	(54,447)	(5.4)%

Gain on disposal of assets	8,678	18,665	(9,987)	(53.5)%
Earnings from unconsolidated affiliates, net of losses	20,101	11,852	8,249	69.6%

Operating income	189,724	180,857	8,867	4.9%
Interest expense, net	(45,095)	(41,400)	(3,695)	(8.9)%
Other income (expense), net	(4,230)	3,036	(7,266)	(239.3)%

Income before provision for income taxes	140,399	142,493	(2,094)	(1.5)%
Provision for income taxes	(7,104)	(28,998)	21,894	75.5%

Net income	133,295	113,495	19,800	17.4%
Net income attributable to noncontrolling interests	(980)	(1,481)	501	33.8%

Net income attributable to Bristow Group	$132,315	$112,014	$20,301	18.1%

Diluted earnings per common share	$3.60	$3.10	$0.50	16.1%
Operating margin (1)	17.0%	17.0%	—	—%
Flight hours (2)	233,868	225,699	8,169	3.6%

Non-GAAP financial measures: (3)
Adjusted operating income	$182,852	$162,875	$19,977	12.3%
Adjusted operating income margin (1)	16.4%	15.3%	1.1%	7.2%
Adjusted EBITDAR	$297,714	$268,245	$29,469	11.0%
Adjusted EBITDAR margin (1)	26.7%	25.3%	1.4%	5.5%
Adjusted net income	$113,045	$96,982	$16,063	16.6%
Adjusted diluted earnings per share	$3.08	$2.69	$0.39	14.5%

*	percentage change not meaningful
(1)

Operating margin is calculated as operating income divided by operating revenue. Adjusted operating margin is calculated as adjusted operating income divided by operating revenue. Adjusted EBITDAR margin is calculated as adjusted EBITDAR divided by operating revenue.

(2)	Excludes flight hours from Bristow Academy and unconsolidated affiliates.
(3)

These financial measures have not been prepared in accordance with generally accepted accounting principles (“GAAP”) and have not been audited or reviewed by our independent auditor. These financial measures are therefore considered non-GAAP financial measures. Adjusted EBITDAR is calculated by taking our net income and adjusting for interest expense, depreciation and amortization, rent expense (included as components of direct cost and general and administrative expense), provision for income taxes, gain (loss) on disposal of assets and any special items during the reported periods. See further discussion of our use of the adjusted EBITDAR metric below. Adjusted net income and adjusted diluted earnings per share are each adjusted for gain (loss) on disposal of assets and any special items during the reported periods. Management believes these non-GAAP financial measures provide meaningful supplemental information regarding our results because they exclude amounts that management does not consider part of our normal and recurring operations when assessing and measuring the operational and financial performance of the organization. A description of the adjustments to and reconciliations of these non-GAAP financial measures to the most comparable GAAP financial measures is as follows:

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010
	(In thousands, except per share amounts)
Adjusted operating income	$47,470	$34,989	$180,864	$182,852	$162,875
Gain (loss) on disposal of assets	(5,315)	1,416	(31,670)	8,678	18,665
Special items (i)	(2,162)	—	(33,428)	(1,806)	(683)

Operating income	$39,993	$36,405	$115,766	$189,724	$180,857

Adjusted EBITDAR	$84,273	$67,025	$319,488	$297,714	$268,245
Gain (loss) on disposal of assets	(5,315)	1,416	(31,670)	8,678	18,665
Special items (i)	(2,162)	—	(28,061)	(1,245)	3
Depreciation and amortization	(21,372)	(22,708)	(96,144)	(89,377)	(74,684)
Rent expense	(16,274)	(8,953)	(46,041)	(29,184)	(27,324)
Interest expense	(8,774)	(8,955)	(38,130)	(46,187)	(42,412)
Provision for income taxes	(6,180)	(6,606)	(14,201)	(7,104)	(28,998)

Net income	$24,196	$21,219	$65,241	$133,295	$113,495

Adjusted net income	$29,618	$19,878	$114,641	$113,045	$96,982
Gain (loss) on disposal of assets (ii)	(4,234)	1,167	(26,008)	7,145	12,132
Special items (i) (ii)	(1,722)	—	(25,103)	12,125	2,900

Net income attributable to Bristow Group	$23,662	$21,045	$63,530	$132,315	$112,014

Adjusted diluted earnings per share	0.81	0.54	$3.12	$3.08	$2.69
Gain (loss) on disposal of assets (ii)	(0.12)	0.03	(0.71)	0.19	0.34
Special items (i) (ii)	(0.05)	—	(0.68)	0.34	0.08
Diluted earnings per share	0.65	0.57	1.73	3.60	3.10

(i)

See information about special items during fiscal years ended March 31, 2012, 2011 and 2010 under “Operations — Executive Overview — Fiscal Year 2012 Compared to Fiscal Year 2011” and “— Fiscal Year 2011 Compared to Fiscal Year 2010” below. For the Current Quarter, special items consist of severance costs for the termination of a contract.

(ii)

These amounts are presented after applying the appropriate tax effect to each item and dividing by the weighted average shares outstanding during the related period to calculate the earnings per share impact.

Management believes that adjusted EBITDAR provides relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing both consolidated and business unit performance. Adjusted EBITDAR provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Additionally, we believe that adjusted EBITDAR provides us with a better overall measure of our operational performance by excluding the financing decisions we make regarding aircraft purchasing or leasing decisions. Adjusted EBITDAR is not calculated or presented in accordance with GAAP and other companies in our industry may calculate adjusted EBITDAR differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDAR should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of adjusted EBITDAR, as well as adjusted operating income, adjusted net income and adjusted diluted earnings per share, should not be construed as an inference that our future results will be unaffected by unusual or special items.

Adjusted EBITDAR has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results reported under GAAP. Some of the limitations are:

•	Adjusted EBITDAR does not reflect our current or future cash requirements for capital expenditures;

•	Adjusted EBITDAR does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDAR does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure.

The following presents business unit adjusted EBITDAR and adjusted EBITDAR margin, and consolidated adjusted EBITDAR and adjusted EBITDAR margin discussed in “Business Unit Operating Results” for periods presented (in thousands, except percentages):

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010
Europe	$39,664	$35,700	$147,870	$125,843	$113,765
West Africa	21,163	15,430	86,158	76,411	75,090
North America	12,200	6,267	30,609	35,469	33,451
Australia	10,325	8,281	36,026	43,053	40,468
Other International	12,014	16,624	55,960	57,385	41,352
Corporate and other	(11,093)	(15,277)	(37,135)	(40,447)	(35,881)

Consolidated adjusted EBITDAR	$84,273	$67,025	$319,488	$297,714	$268,245

Europe	32.2%	33.0%	32.9%	32.7%	30.8%
West Africa	31.9%	29.5%	35.0%	35.2%	36.0%
North America	23.2%	14.3%	17.3%	18.5%	17.8%
Australia	27.0%	20.2%	24.3%	29.3%	32.4%
Other International	36.2%	48.1%	39.5%	39.3%	31.0%
Consolidated adjusted EBITDAR margin	26.3%	23.4%	26.6%	26.7%	25.3%

Current Quarter Compared to Comparable Quarter

Our results for the Current Quarter included a $41.5 million, or 12.9% increase in gross revenue over the Comparable Quarter primarily resulting from:

•	Increased operating revenue from the addition of new contracts and improvements in overall flight activity in our Europe, West Africa and North America business units, and

•	Increased reimbursable revenue (primarily in Europe, West Africa and Australia), which was partially offset by:

•	Decreased revenue in our Other International business unit as a result of the end of short-term contracts and a decline in activity in certain markets, and

•	An unfavorable impact from changes in foreign currency rates that decreased gross revenue by $8.8 million (primarily in Europe and Australia).

Our results for the Current Quarter also included a $27.2 million, or 9.3% increase in operating expense over the Comparable Quarter primarily resulting from:

•	Increased maintenance, compensation and fuel costs primarily driven by the increase in flight activity,

•	Increased reimbursable expense (primarily in Europe, West Africa and Australia),

•	Increased rent expense resulting from increased leasing of aircraft under operating leases as discussed under “— Executive Overview — Our Strategy — Capital Allocation Strategy” above, and

•	Severance costs of $2.2 million recorded in the Current Quarter related to the termination of a contract in the Southern North Sea, which was partially offset by:

•	Decreased general and administrative expense primarily resulting from a decrease in corporate compensation and professional fees,

•	Decreased depreciation and amortization expense primarily resulting from aircraft sold in the latter half of fiscal year 2012 that were leased back, and

•

A favorable impact from changes in foreign currency exchange rates that decreased operating expense by $9.7 million, which more than offset the unfavorable impact of foreign currency exchange rates on gross revenue.

In addition to the items impacting revenue and operating expense discussed above, the Current Quarter’s results were also significantly impacted by a loss on disposal of assets of $5.3 million compared to a gain of $1.4 million in the Comparable Quarter and a $4.0 million decrease in earnings from unconsolidated affiliates, net of losses. These items resulted in a slight decrease in operating margin from 12.7% in the Comparable Quarter to 12.5% in the Current Quarter despite an increase in operating income of $3.6 million, or 9.9%.

The loss on disposal of assets in the Current Quarter included a loss of $3.4 million from the sale of four aircraft and impairment charges totaling $1.9 million related to seven held for sale aircraft. The decrease in earnings from unconsolidated affiliates, net of losses, primarily resulted from lower earnings from our investment in Líder in Brazil.

Net income and diluted earnings per share both increased during the Current Quarter by 14.0%, primarily resulting from the increase in operating income.

After adjusting for gains (losses) on disposal of assets and the special item for severance costs incurred in the Southern North Sea, we saw significant improvement in the financial measures used by management to assess and measure the financial performance of the organization, including a 25.7% improvement in adjusted EBITDAR, a 12.4% improvement in adjusted EBITDAR margin, a 49.0% improvement in adjusted net income and a 50.0% improvement in adjusted diluted earnings per share.

Fiscal Year 2012 Compared to Fiscal Year 2011

Our results for fiscal year 2012 included a $109.0 million, or 8.8%, increase in gross revenue over fiscal year 2011 primarily resulting from:

•	Increased operating revenue from the addition of new contracts and improvements in overall flight activity in our Europe and West Africa business units,

•	A favorable impact from changes in foreign currency exchange rates that increased gross revenue by $29.1 million (this primarily benefitted our revenue in Europe and Australia), and

•	Increased reimbursable revenue (primarily in Europe).

This increase was partially offset by decreased revenue in North America as a result of short-term work for BP in support of the spill control and monitoring effort in fiscal year 2011 and reduced activity as a result of the impact of permitting delays from new regulations in the U.S. Gulf of Mexico.

Despite the increase in operating revenue, our operating income, net income and diluted earnings per share for fiscal year 2012 decreased from fiscal year 2011. These decreases primarily resulted from the following items that more than offset the increased revenue in the fiscal year:

•

The impact of special items in fiscal years 2012 and 2011, as described below, that reduced operating income by $33.4 million, net income by $25.1 million and diluted earnings per share by $0.68 in fiscal year 2012 compared to reducing operating income by $1.8 million and increasing net income by $12.1 million and diluted earnings per share by $0.34 in fiscal year 2011.

•

A loss on disposal of assets of $31.7 million during fiscal year 2012 compared to a gain on disposal of assets of $8.7 million in fiscal year 2011 resulting in a year-over-year reduction of operating income of $40.3 million, net income by $33.2 million and diluted earnings per share by $0.90. The loss on disposal of assets in fiscal year 2012 includes impairment charges of $26.3 million to reduce the carrying value of 19 aircraft held for sale and a loss of $5.6 million on the sale of nine large aircraft.

•

A $9.4 million decrease in earnings from unconsolidated affiliates in fiscal year 2012, primarily resulting from an unfavorable impact of foreign currency exchange rate changes on earnings from our investment in Líder in Brazil (reflected in our Other International business unit).

•

An increase in compensation cost for our employees in fiscal year 2012, primarily impacting our results at the corporate level and in our Europe business unit. Increased compensation cost represented 35% of the $62.7 million increase in direct cost over fiscal year 2011 and 64% of the $15.2 million increase in general and administrative expenses.

The special items impacting results for fiscal year 2012 included the following:

•

A $25.9 million write-down of inventory spare parts to lower of cost or market value as management has made the determination to operate certain types of aircraft for a shorter period than originally anticipated,

•

An impairment charge of $2.7 million recorded in depreciation and amortization expense resulting from the abandonment of certain assets located in Creole, Louisiana and used in North America business unit as we ceased operations from that location,

•

An impairment charge of $2.7 million for two medium aircraft, which management intends to sell prior to the previously estimated useful life of the aircraft, recorded in depreciation and amortization expense resulting from the review of our operational fleet,

•	$2.1 million of direct costs associated with the sale transaction executed in fiscal year 2012 to sell 11 large aircraft, and

•

A $0.8 million increase in tax expense related to dividend inclusion as a result of internal realignment, partially offset by a reduction in tax expense from a change from deduction of foreign taxes paid to use of the taxes paid as credits to offset U.S. tax liabilities and a benefit from the release of a tax reserve in a foreign jurisdiction due to a favorable response to a ruling request.

The special items impacting results in fiscal year 2011 included the following:

•	Additional depreciation expense of $5.3 million recorded as a result of the impairment of previously capitalized internal software costs as the related project was abandoned,

•	A charge of $2.4 million recorded as a reduction in other income (expense), net related to the impairment of our 24% investment in Heliservicio resulting from the pending sale of the investment,

•

The early retirement of the 6 1/8% Senior Notes in fiscal year 2011, which resulted in a $2.3 million redemption premium (included in other income (expense), net) and the non-cash write-off of $2.4 million of unamortized debt issuance costs (included in interest expense),

•

A reduction in maintenance expense (included in direct cost) of $3.5 million associated with a credit resulting from the renegotiation of a “power-by-the-hour” contract for aircraft maintenance with a third-party provider, and

•	A reduction in the provision for income taxes of $17.7 million related to adjustments to deferred tax liabilities that were no longer required as a result of the restructuring during fiscal year 2011.

The impact of these items on our adjusted operating income, adjusted EBITDAR and adjusted net income is as follows:

	Fiscal Year Ended March 31, 2012
	Adjusted Operating Income	Adjusted EBITDAR	Adjusted Net Income	Adjusted Diluted Earnings Per Share
	(In thousands)
Impairment of inventories	$(25,919)	$(25,919)	$(18,514)	$(0.50)
Impairment of aircraft	(2,690)	—	(2,661)	(0.07)
Impairment of assets in Creole, Louisiana	(2,677)	—	(1,740)	(0.05)
AS332L sale costs	(2,142)	(2,142)	(1,393)	(0.04)
Tax items	—	—	(795)	(0.02)

Total special items	$(33,428)	$(28,061)	$(25,103)	$(0.68)

	Fiscal Year Ended March 31, 2011
	Adjusted Operating Income	Adjusted EBITDAR	Adjusted Net Income	Adjusted Diluted Earnings Per Share
	(In thousands)
Impairment of IT system	$(5,306)	$—	$(3,449)	$(0.09)
Impairment of investment in affiliate	—	(2,445)	(1,589)	(0.04)
Power-by-the-hour credit	3,500	3,500	2,520	0.07
Retirement of 6 1/8% Senior Notes	—	(2,300)	(3,055)	(0.08)
Tax items	—	—	17,698	0.48

Total special items	$(1,806)	$(1,245)	$12,125	$0.34

The significant impact of changes in foreign currency exchange rates on gross revenue was partially offset by an impact on operating expenses. Changes in foreign currency exchange rates decreased operating income, net income and diluted earnings per share in fiscal year 2012 by $5.5 million, $4.5 million and $0.12, respectively, compared to fiscal year 2011.

Adjusted EBITDAR, adjusted net income and adjusted diluted earnings per share, the primary financial metrics considered by our management when assessing and measuring the operational and financial performance of the organization, increased in fiscal year 2012 by 7.3%, 1.4% and 1.3%, respectively, compared to fiscal year 2011. The improvement in these results, primarily adjusted EBITDAR, was driven by strength in Europe and West Africa resulting from substantial revenue growth in these important markets. However, as a result of the decrease in earnings from unconsolidated affiliates and increased compensation expense, adjusted EBITDAR margin remained mostly flat.

Fiscal Year 2011 Compared to Fiscal Year 2010

Our results for fiscal year 2011 included a $65.1 million, or 5.6%, increase in gross revenue over fiscal year 2010 primarily resulting from:

•	Increased revenue across all of our primary business units largely as a result of the addition of new contracts and increases in rates on existing contracts,

•	A favorable impact of exchange rate changes in Australia, and

•	An increase in reimbursable revenue.

These items were partially offset by:

•	The impact of reduced activity for certain clients,

•	An unfavorable impact of exchange rate changes in Europe, and

•	A decrease in revenue from Bristow Academy due to a delay in military training contracts.

Our operating income, net income and diluted earnings per share also improved in fiscal year 2011, driven primarily by results in our Europe, North America and Other International business units, including an increase in earnings from unconsolidated affiliates, net of losses, primarily from our investment in Líder in Brazil, partially offset by lower gain on disposal of assets and lower operating results in certain other business units, primarily Australia and West Africa.

In addition to the items affecting operating results discussed above, the improvement over fiscal year 2010 resulted from a $4.2 million decrease in our provision for income taxes, partially offset by a $1.3 million increase in interest expense, net. Our results in fiscal years 2011 and 2010 were also impacted by special items. See discussion of the special items impacting results for fiscal year 2011 above.

Additionally, our results for fiscal year 2011 were favorably impacted by changes in exchange rates versus fiscal year 2010, which resulted in an increase in operating income of $5.0 million, net income of $1.8 million and diluted earnings per share of $0.05.

The special items impacting results for fiscal year 2010 included the following:

•	A bad debt allowance of $3.6 million recorded for accounts receivable due from our unconsolidated affiliate in Mexico (included in direct cost), which we determined were not probable of collection,

•	A reduction in a bad debt allowance on accounts receivable due from a client in Kazakhstan of $2.5 million (included in direct cost),

•	A reduction in depreciation expense of $3.3 million recorded during the three months ended March 31, 2010 for errors in calculation of depreciation on certain aircraft in prior fiscal years,

•

A net expense reduction in Australia upon resolution of local tax matters during the three months ended March 31, 2010 that reduced direct cost by $1.1 million and general and administrative expense by $0.9 million,

•	Compensation costs of $4.9 million associated with the departure of three of the Company’s officers (included in general and administrative expense), and

•	Hedging gains of $3.9 million resulting from to the termination of forward contracts on euro-denominated aircraft purchase commitments, included in other income (expense), net.

The impact of these items on our adjusted operating income, adjusted EBITDAR, adjusted net income and adjusted diluted earnings per share is as follows:

	Fiscal Year Ended March 31, 2010
	Adjusted Operating Income	Adjusted EBITDAR	Adjusted Net Income	Adjusted Diluted Earnings Per Share
	(In thousands, except per share amounts)
Allowance for receivables	$(1,100)	$(1,100)	$(715)	$(0.02)
Depreciation correction	3,250	—	2,898	0.08
Australia local tax	2,041	2,041	1,327	0.04
Departure of officers	(4,874)	(4,874)	(3,168)	(0.09)
Hedging gains	—	3,936	2,558	0.07

Total special items	$(683)	$3	$2,900	0.08

Adjusted EBITDAR, adjusted net income and adjusted diluted earnings per share, the primary financial metrics considered by our management when assessing and measuring the operational and financial performance of the organization, increased in fiscal year 2011 by 11.0%, 16.6% and 14.5%, respectively, compared to fiscal year 2010. The improvement in adjusted EBITDAR was driven by results in our Europe and Other International business units.

Business Unit Operating Results

The following tables set forth certain operating information for the business units comprising our Helicopter Services segment. Intercompany lease revenue and expense are eliminated from our segment reporting, and depreciation expense of aircraft is presented in the segment that operates the aircraft.

Current Quarter Compared to Comparable Quarter

Set forth below is a discussion of the operations of our business units. Our consolidated results are discussed under “— Overview of Operating Results” above.

Europe

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$123,235	$108,288	$14,947	13.8%
Reimbursable revenue	$30,785	$26,250	$4,535	17.3%
Earnings from unconsolidated affiliates, net of losses	$2,006	$2,858	$(852)	(29.8)%
Operating income	$21,876	$23,249	$(1,373)	(5.9)%
Operating margin	17.8%	21.5%	(3.7)%	(17.2)%
Adjusted EBITDAR	$39,664	$35,700	$3,964	11.1%
Adjusted EBITDAR margin	32.2%	33.0%	(0.8)%	(2.4)%

The operations of our Europe business unit have expanded since the Comparable Quarter with the addition of four large aircraft. These new aircraft, as well as an overall increase in activity with existing clients and under new contracts primarily in the Northern North Sea in the U.K. and in Norway, were the primary contributors to the revenue growth in Europe in the Current Quarter. Additionally, gross revenue was positively impacted by an increase in reimbursable revenue. These increases were partially offset by the impact of changes in exchange rates that decreased gross revenue by $6.4 million.

Despite the revenue growth in the Current Quarter, operating income and margin decreased due to a $4.1 million increase in rent expense primarily resulting from the execution of operating leases for three large aircraft in this market in late fiscal year 2012, the incurrence of $2.2 million in severance costs related to the termination of a contract in the Southern North Sea, and a decrease of $0.9 million in earnings from our unconsolidated affiliate resulting from a reduction in activity.

Adjusted EBITDAR improved by $4.0 million, or 11.1%, in the Current Quarter and adjusted EBITDAR margin was mostly flat compared with the Comparable Quarter. Adjusted EBITDAR excludes the impact of the increase in the number of aircraft on lease and severance costs incurred in the Current Quarter, and reflects the overall growth in this business unit in terms of new contracts, increased pricing and utilization.

West Africa

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$66,355	$52,251	$14,104	27.0%
Reimbursable revenue	$4,099	$2,256	$1,843	81.7%
Operating income	$16,131	$11,231	$4,900	43.6%
Operating margin	24.3%	21.5%	2.8%	13.0%
Adjusted EBITDAR	$21,163	$15,430	$5,733	37.2%
Adjusted EBITDAR margin	31.9%	29.5%	2.4%	8.1%

We continued to see strong levels of activity in the Current Quarter in West Africa with a 12% increase in flight hours over the Comparable Quarter. The increase in flight hours from new contract and ad hoc work, when combined with increased pricing under existing contracts, resulted in the increase in operating revenue for West Africa in the Current Quarter. Additionally, gross revenue was positively impacted by an increase in reimbursable revenue.

The revenue increase translated into improvements in operating income, operating margin, adjusted EBITDAR and adjusted EBITDAR margin in the Current Quarter.

As previously discussed, we have seen recent changes in the West Africa market as a result of new competitors entering this market. Additionally, increasingly active trade unions, changing regulations and the changing political environment have made and are expected to continue to make our operating results from Nigeria unpredictable.

North America

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$52,625	$43,913	$8,712	19.8%
Reimbursable revenue	$281	$329	$(48)	(14.6)%
Operating income	$6,475	$1,584	$4,891	308.8%
Operating margin	12.3%	3.6%	8.7%	241.7%
Adjusted EBITDAR	$12,200	$6,267	$5,933	94.7%
Adjusted EBITDAR margin	23.2%	14.3%	8.9%	62.2%

We added two new large and one new medium aircraft to our operations in the U.S. Gulf of Mexico since the Comparable Quarter. This shift toward larger, more profitable aircraft, as well as increased pricing, led to the increase in operating revenue in the Current Quarter despite no significant change in overall flight hours. Operating revenue was also positively impacted by the continuing gradual recovery from the impact of permitting delays from new regulations in the U.S. Gulf of Mexico.

The revenue increase, combined with success by our management team in containing costs in this market, translated into significant improvements in operating income, operating margin, adjusted EBITDAR and adjusted EBITDAR margin in the Current Quarter.

Australia

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$38,171	$40,920	$(2,749)	(6.7)%
Reimbursable revenue	$6,331	$4,493	$1,838	40.9%
Operating income	$6,509	$4,524	$1,985	43.9%
Operating margin	17.1%	11.1%	6.0%	54.1%
Adjusted EBITDAR	$10,325	$8,281	$2,044	24.7%
Adjusted EBITDAR margin	27.0%	20.2%	6.8%	33.7%

Operating revenue for Australia decreased primarily due a decrease in overall flight activity compared to the Comparable Quarter driven by the loss of a major contract at the end of May 2011 and an unfavorable impact from changes in foreign currency exchange rates. The loss of this contract last year has been partially offset by new contract work.

Despite the decrease in operating revenue, operating income, operating margin, adjusted EBITDAR and adjusted EBITDAR margin improved significantly mostly due to training costs recorded in the Comparable Quarter for the introduction of a new aircraft type into this market.

In July 2012, INPEX Corporation (“INPEX”) awarded Bristow a ten-year contract for up to six EC225 large helicopters to support drilling, development and production operations on the Ichthys Project. INPEX also has an option to add a long-term search and rescue aircraft. This new contract is scheduled to begin in fiscal year 2014 and reinforces our long term commitment to the Australian market.

Other International

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$33,227	$34,549	$(1,322)	(3.8)%
Reimbursable revenue	$248	$918	$(670)	(73.0)%
Earnings from unconsolidated affiliates, net of losses	$(17)	$3,135	$(3,152)	(100.5)%
Operating income	$7,387	$11,910	$(4,523)	(38.0)%
Operating margin	22.2%	34.5%	(12.3)%	(35.7)%
Adjusted EBITDAR	$12,014	$16,624	$(4,610)	(27.7)%
Adjusted EBITDAR margin	36.2%	48.1%	(11.9)%	(24.7)%

Operating revenue for Other International decreased due to the end of short-term contracts in Ghana and the Baltic Sea, a decline in aircraft on contract in Mexico and a decline in activity in Russia, partially offset by increased activity in Trinidad and Malaysia.

Operating income, operating margin, adjusted EBITDAR and adjusted EBITDAR margin decreased primarily due to a decrease in earnings from unconsolidated affiliates, net of losses, a decline in activity in Mexico and an increase in operating costs in Trinidad.

Earnings from unconsolidated affiliates, net of losses decreased primarily due to a decrease in earnings from our investment in Líder from $2.7 million during the Comparable Quarter compared to zero in the Current Quarter. During the Current Quarter and Comparable Quarter, earnings from Líder decreased by $3.1 million and increased by $0.6 million, respectively, as a result of the impact of changes in the Brazilian real and U.S. dollar exchange rate.

See further discussion of our investment in Líder in “Overview — Market Outlook” above.

Corporate and Other

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$7,420	$6,847	$573	8.4%
Reimbursable revenue	$210	$98	$112	114.3%
Operating loss	$(13,070)	$(17,509)	$4,439	25.4%
Adjusted EBITDAR	$(11,093)	$(15,277)	$4,184	27.4%

Corporate and other includes our Bristow Academy business unit, technical services business and corporate costs that have not been allocated out to other business units.

Operating revenue increased primarily due to an increase in revenue at Bristow Academy of $1.1 million as a result of an increase in military training, partially offset by a decrease in technical services revenue due to the timing of part sales.

Corporate operating expense primarily represents costs of our corporate office and other general and administrative costs not allocated to our business units. Corporate operating expense decreased due to a decrease in incentive compensation and professional fees during the Current Quarter. During the Comparable Quarter, our stock price performance significantly improved, resulting in an additional $3.7 million in expense recorded related to our performance cash compensation plan for senior management compared to $0.9 million recorded during the Current Quarter. Also, in the Comparable Quarter we recorded $2.2 million in stock-based compensation expense for our President and Chief Executive Officer. This decrease was partially offset by $2.0 million in expense recorded in the Current Quarter related to the separation between our Senior Vice President and General Counsel and the Company (including expenses recorded for the acceleration of unvested stock options and restricted stock). Professional fees declined primarily due to amounts incurred for special projects which were being initiated in the Comparable Quarter, including the Bristow Client Promise and BVA initiatives discussed elsewhere in this prospectus supplement.

Interest Expense, Net

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Interest income	$88	$171	$(83)	(48.5)%
Interest expense	(9,055)	(9,212)	157	1.7%
Amortization of debt discount	(870)	(822)	(48)	(5.8)%
Amortization of debt fees	(437)	(422)	(15)	(3.6)%
Capitalized interest	1,588	1,501	87	5.8%

Interest expense, net	$(8,686)	$(8,784)	$98	1.1%

Interest expense, net remained flat as there was no significant change in our overall borrowing rate or amount of cash and cash equivalents invested.

Other Income (Expense), Net

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Foreign currency gains (losses)	$(931)	$190	$(1,121)	*
Other	—	14	(14)	(100.0)%

Other income (expense), net	$(931)	$204	$(1,135)	*

*	percentage change not meaningful

Other income (expense), net decreased due to foreign currency losses in the Current Quarter versus foreign currency gains in the Comparable Quarter primarily resulting from fluctuations in the exchange rate between the U.S. dollar and British pound sterling.

Taxes

	Three Months Ended June 30,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Effective tax rate	20.3%	23.7%	3.4%	14.3%
Net foreign tax on non-U.S. earnings	$6,714	$2,604	$(4,110)	(157.8)%
Benefit of foreign earnings indefinitely reinvested abroad	(7,050)	(7,495)	(445)	(5.9)%
Change in valuation allowance for contingency	(122)	692	814	117.6%
Realization of foreign tax credits	(1,507)	—	1,507	*

*	percentage change not meaningful

Our effective tax rate for the Current Quarter and Comparable Quarter were reduced by the permanent investment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits.

Fiscal Year 2012 Compared to Fiscal Year 2011

Set forth below is a discussion of operations of our business units. Our consolidated results are discussed under “— Executive Overview — Overview of Operating Results” above.

Europe

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$449,854	$384,927	$64,927	16.9%
Reimbursable revenue	$109,843	$91,528	$18,315	20.0%
Earnings from unconsolidated affiliates, net	$11,627	$10,162	$1,465	14.4%
Operating income	$94,277	$89,320	$4,957	5.5%
Operating margin	21.0%	23.2%	(2.2)%	(9.5)%
Adjusted EBITDAR	$147,870	$125,843	$22,027	17.5%
Adjusted EBITDAR margin	32.9%	32.7%	0.2%	0.6%

Revenue for Europe increased mostly due to increased activity with existing clients, primarily in the Northern North Sea in the U.K. and in Norway, and an increase in reimbursable revenue. Changes in exchange rates contributed to $16.8 million of the increase in operating and reimbursable revenue.

Operating income and adjusted EBITDAR for Europe increased primarily due to increased activity, partially offset by increases in salaries and benefits, maintenance and fuel costs as a result of the increased activity. Additionally, we incurred an additional $1.1 million in salary costs related to engineer retroactive pay increases as we entered into a two-year agreement with the engineers’ union in Norway during fiscal year 2012 and incurred salary expense to repair an aircraft that had been damaged in a hard landing. Depreciation expense and lease costs increased due to addition of aircraft in this market. Operating margin declined as a result of the additional cost incurred in fiscal year 2012, which was partially offset by an increase in earnings from unconsolidated affiliates; however, as a result of increased leasing of aircraft, the adjusted EBITDAR margin improved slightly.

West Africa

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$246,349	$217,256	$29,093	13.4%
Reimbursable revenue	$11,909	$8,919	$2,990	33.5%
Operating income	$63,768	$62,051	$1,717	2.8%
Operating margin	25.9%	28.6%	(2.7)%	(9.4)%
Adjusted EBITDAR	$86,158	$76,411	$9,747	12.8%
Adjusted EBITDAR margin	35.0%	35.2%	(0.2)%	(0.6)%

Operating revenue for West Africa increased primarily due to new contracts and a combination of increased flight hours and price increases on existing contracts and ad hoc flying, partially offset by the non-renewal of a major contract.

Although operating income and adjusted EBITDAR increased due to the increase in revenue discussed above, operating and adjusted EBITDAR margin declined primarily due to the non-renewal of a major contract in this market during fiscal year 2011. Additionally, operating results were affected by an increase in salaries and benefits, maintenance, lease costs and depreciation. These higher costs were partially offset by a decrease in freight charges due to the mobilization of an aircraft to this market in fiscal year 2011.

We have seen recent changes in this market as a result of increased competition. Additionally, increasingly active trade unions, changing regulations and the changing political environment have made, and are expected to continue to make, our operating results from Nigeria unpredictable.

North America

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$176,545	$191,411	$(14,866)	(7.8)%
Reimbursable revenue	$1,272	$2,434	$(1,162)	(47.7)%
Operating income	$8,378	$14,527	$(6,149)	(42.3)%
Operating margin	4.7%	7.6%	(2.8)%	(36.8)%
Adjusted EBITDAR	$30,609	$35,469	$(4,860)	(13.7)%
Adjusted EBITDAR margin	17.3%	18.5%	(1.2)%	(6.5)%

Operating revenue decreased primarily as a result of the end of short-term work for BP in support of the spill control and monitoring effort in fiscal year 2011 and reduced activity as a result of the impact of permitting delays from new regulations in the U.S. Gulf of Mexico.

The decrease in operating income and operating margin from fiscal year 2011 is primarily due to the short-term work for BP that was performed during fiscal year 2011 and increase in depreciation and amortization expense resulting from an impairment charge of $2.7 million from the abandonment of certain assets located in Creole, Louisiana as we ceased operations from this location, partially offset by a decrease in salaries and benefits and maintenance expense during fiscal year 2012 as a result of reduced activity. Excluding the impairment charge, operating margin for fiscal year 2012 would have been 6.3%. The decrease in adjusted EBITDAR and adjusted EBITDAR margin are due to the end of short-term work for BP that was performed during fiscal year 2011.

Australia

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$148,268	$146,722	$1,546	1.1%
Reimbursable revenue	$14,921	$12,398	$2,523	20.4%
Operating income	$19,840	$30,497	$(10,657)	(34.9)%
Operating margin	13.4%	20.8%	(7.4)%	(35.6)%
Adjusted EBITDAR	$36,026	$43,053	$(7,027)	(16.3)%
Adjusted EBITDAR margin	24.3%	29.3%	(5.0)%	(17.1)%

Operating revenue for Australia increased primarily due to additional aircraft on contract for existing clients and a favorable impact from changes in foreign currency exchange rates, partially offset by the loss of a major contract at the end of May 2011.

Operating income, adjusted EBITDAR, operating margin and EBITDAR margin declined primarily due to an increase in salaries and benefits due to annual salary increases and an increase in training costs resulting from the introduction of a new aircraft type into this market.

During fiscal year 2011, a major client re-bid a contract we were the incumbent on and awarded this contract to a competitor. This contract provided us with annualized revenue of approximately $30 million and ended on May 31, 2011.

Other International

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$141,504	$146,020	$(4,516)	(3.1)%
Reimbursable revenue	$4,089	$2,219	$1,870	84.3%
Earnings from unconsolidated affiliates, net	$(956)	$10,056	$(11,012)	(109.5)%
Operating income	$36,343	$42,038	$(5,695)	(13.5)%
Operating margin	25.7%	28.8%	(3.1)%	(10.8)%
Adjusted EBITDAR	$55,960	$57,385	$(1,425)	(2.5)%
Adjusted EBITDAR margin	39.5%	39.3%	0.2%	0.5%

Operating revenue for Other International decreased due to Mexico and Brazil (due to no longer providing maintenance and support to Heliservicio or Líder) and Libya (operations ceased), partially offset by Malaysia (due to a change in the mix of aircraft on contract), Suriname (full year on contract), Trinidad (new contract and additional activity on existing contracts), Russia (increased activity), and Bangladesh and Equatorial Guinea (new contracts).

Earnings from unconsolidated affiliates, net of losses, decreased primarily due a loss from our investment in Líder of $3.3 million during fiscal year 2012 compared to earnings from Líder of $8.5 million during fiscal year 2011. The loss from our investment in Líder in fiscal year 2012 was driven primarily by changes in the U.S. dollar to Brazilian real exchange rate, which reduced our portion of Líder’s earnings by $8.1 million in fiscal year 2012 and increased our portion of Líder’s earnings by $2.9 million in fiscal year 2011.

Operating income, adjusted EBITDAR and operating margin declined primarily due to a decline in earnings from Líder. However, adjusted EBITDAR margin remained mostly flat.

See further discussion of our previous operations in Mexico in Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Corporate and Other

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Operating revenue	$38,447	$32,803	$5,644	17.2%
Reimbursable revenue	$542	$414	$128	30.9%
Operating loss	$(75,170)	$(57,387)	$(17,783)	(31.0)%
Adjusted EBITDAR	$(37,135)	$(40,447)	$3,312	8.2%

Corporate and other includes our Bristow Academy business unit, technical services business and corporate costs that have not been allocated out to other business units.

Operating revenue increased due to an increase in Bristow Academy revenue resulting from increased military training.

Corporate operating expense primarily represents costs of our corporate office and other general and administrative costs not allocated to our business units. We recorded a $25.9 million write-down of inventory spare parts to lower of cost or market value during fiscal year 2012 as management has made the determination to operate certain types of aircraft for a shorter period than originally anticipated. Additionally, during fiscal year

2012 corporate operating expense increased due to an increase in compensation and professional fees. Compensation expense increased $3.8 million related to our performance cash compensation plan for our senior management that resulted from improved stock price performance and an additional award in June 2011. Additionally, we recorded $2.3 million in compensation expense (including expenses recorded for the acceleration of unvested stock options and restricted stock) related to the separation between us and an officer. The increase in professional fees primarily related to special projects designed to have longer term benefits to our organization, including the Bristow Client Promise and BVA initiatives discussed elsewhere in this prospectus supplement. These increases were partially offset by a decrease in lease and fuel costs and salaries and benefits at Bristow Academy due to cost reduction efforts and closure of the Concord, California campus effective July 15, 2011.

During fiscal year 2012, approximately 300 pilots graduated from Bristow Academy. We hired 24 graduates as instructors at Bristow Academy and 18 graduates as pilots (mostly former instructors) into our other business units.

Interest Expense, Net

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Interest income	$560	$1,092	$(532)	(48.7)%
Interest expense	(37,950)	(44,609)	6,659	14.9%
Amortization of debt discount	(3,380)	(3,176)	(204)	(6.4)%
Amortization of debt fees	(1,766)	(4,412)	2,646	60.0%
Capitalized interest	4,966	6,010	(1,044)	(17.4)%

Interest expense, net	$(37,570)	$(45,095)	$7,525	16.7%

Interest expense, net decreased primarily due to the early redemption of the 6  1/8% Senior Notes in fiscal year 2011 which was replaced with borrowings at a lower interest rate. Also, fiscal year 2011 included the write-off of $2.4 million of unamortized debt issuance as a result of the early redemption of the 6  1/8% Senior Notes in December 2010.

Other Income (Expense), Net

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Foreign currency gains (losses)	$379	$(50)	$429	*
Other	867	(4,180)	5,047	120.7%

Other income (expense), net	$1,246	$(4,230)	$5,476	129.5%

*	percentage change not meaningful

Other income (expense), net includes no significant items during fiscal year 2012. Fiscal year 2011 includes the impairment of our investment in Heliservicio of $2.4 million and a $2.3 million redemption premium as a result of the early redemption of the 6 1/8% Senior Notes in December 2010, partially offset by gains on sales of two joint ventures of $0.6 million.

Taxes

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2012	2011
	(In thousands, except percentages)
Effective tax rate	17.9%	5.1%	(12.8)%	(251.0)%
Net foreign tax on non-U.S. earnings	$16,231	$13,101	$(3,130)	(23.9)%
Benefit of foreign earnings indefinitely reinvested abroad	(20,852)	(38,288)	(17,436)	(45.5)%
(Benefit) expense from change in tax contingency	(10,190)	2,868	13,058	*
Dividend inclusion as a result of internal realignment	13,222	—	(13,222)	*
Benefit from change to foreign tax credits	(11,992)	—	11,992	*
Release of deferred tax liability due to restructuring	—	(17,698)	(17,698)	*

*	percentage change not meaningful

Our effective tax rate for fiscal year 2012 includes a benefit due to the revaluation of our deferred taxes as a result of the enactment of a tax rate reduction of 2% in the United Kingdom effective April 1, 2012, a benefit due to the change from deduction to credit of foreign taxes paid and a benefit of a release of a foreign tax contingency as a result of a favorable ruling in a foreign jurisdiction. This was partially offset by a dividend inclusion as a result of an internal realignment. In addition, we continue to benefit from our global legal structure that more closely aligns with our global operational structure.

Excluding (a) the increase in tax expense related to the dividend inclusion as a result of the internal realignment, (b) the portion of the reduction in tax expense in fiscal year 2012 related to prior fiscal years from the change from deduction of foreign taxes paid to use of the taxes paid as credits to offset U.S. tax liabilities, and (c) a benefit from the release of a tax reserve in a foreign jurisdiction due to a favorable response to a ruling request, which cumulatively increased our provision for income taxes by $0.8 million, our effective tax rate was 16.9% for fiscal year 2012.

Our effective tax rate for fiscal year 2011 reflects the tax implications of the implementation of a restructuring, which was effective November 1, 2010, that more closely aligns our legal structure with our global operational structure. During fiscal year 2011, we recorded a net reduction of our provision for income taxes of $17.7 million, primarily due to the reversal of deferred tax balances recorded in prior fiscal years. Because offshore profits will be deferred until the profits are repatriated, deferred tax liabilities recorded in prior fiscal years are no longer required. Excluding this item, our effective tax rate was 17.7% for fiscal year 2011.

Noncontrolling Interest

Noncontrolling interest expense for fiscal year 2012 was $1.7 million compared to $1.0 million for fiscal year 2011. The increase in noncontrolling interest expense is primarily due to an increase in net income from our operations in Russia. See Note 3 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Fiscal Year 2011 Compared to Fiscal Year 2010

Set for the below is a discussion of operations of our business units. Our consolidated results are discussed under “— Executive Overview — Overview of Operating Results” above.

Europe

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Operating revenue	$384,927	$369,568	$15,359	4.2%
Reimbursable revenue	$91,528	$83,430	$8,098	9.7%
Earnings from unconsolidated affiliates, net	$10,162	$8,826	$1,336	15.1%
Operating income	$89,320	$77,053	$12,267	15.9%
Operating margin	23.2%	20.8%	2.4%	11.5%
Adjusted EBITDAR	$125,843	$113,765	$12,078	10.6%
Adjusted EBITDAR margin	32.7%	30.8%	1.9%	6.2%

Operating revenue for Europe increased, despite a slight decrease in flight hours, primarily as a result of two new contracts that were added during fiscal year 2011 contributing to a shift toward larger aircraft in this market. The increase in revenue was partially offset by an unfavorable change in exchange rates and short-term work provided in fiscal year 2010 to a client in the North Sea that resulted in increased flight hours in that period.

Operating income, adjusted EBITDAR, operating margin and adjusted EBITDAR margin improved primarily due to the addition of new contracts, increased earnings from unconsolidated affiliates, a decrease in maintenance expense due to fewer heavy maintenance charges and the impact of changes in exchange rates. These improvements were partially offset by an increase in salaries, fuel and travel expenses as a result of the new contracts added in this market. Additionally, depreciation expense increased in fiscal year 2011 as fiscal year 2010 included a correction of prior period errors of $3.3 million.

West Africa

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Operating revenue	$217,256	$208,577	$8,679	4.2%
Reimbursable revenue	$8,919	$10,635	$(1,716)	(16.1)%
Operating income	$62,051	$62,410	$(359)	(0.6)%
Operating margin	28.6%	29.9%	(1.4)%	(4.7)%
Adjusted EBITDAR	$76,411	$75,090	$1,321	1.8%
Adjusted EBITDAR margin	35.2%	36.0%	(0.8)%	(2.2)%

Operating revenue for West Africa increased primarily due to new contracts, rate escalations under existing contracts and a reduction in aircraft maintenance delays partially offset by reduced activity on some contracts and loss of a major contract during fiscal year 2011. Reimbursable revenue decreased due to a decrease in training and duty recharges that were rebilled to a client during the prior fiscal year.

Operating margin and adjusted EBITDAR margin decreased primarily due to the loss of a major contract, increase in maintenance expense and freight charges due to the mobilization of two aircraft to this market. Additionally, we incurred $1.1 million more in employee severance costs in fiscal year 2011 versus fiscal year 2010 as a result of the loss of a major contract during fiscal year 2011. These increases were offset by a decrease in salaries and benefits due to headcount reductions and a decrease in reimbursable expense. Also in fiscal year 2010, we recorded a charge of $1.8 million to reduce the carrying value of obsolete inventory.

North America

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Operating revenue	$191,411	$188,441	$2,970	1.6%
Reimbursable revenue	$2,434	$1,289	$1,145	88.8%
Operating income	$14,527	$11,655	$2,872	24.6%
Operating margin	7.6%	6.2%	1.4%	22.6%
Adjusted EBITDAR	$35,469	$33,451	$2,018	6.0%
Adjusted EBITDAR margin	18.5%	17.8%	0.7%	3.9%

Operating revenue for North America increased primarily due to additional work from BP in support of spill control and monitoring effort and rate increases on certain existing contracts partially offset by reduced activity from the impact of the oil spill and permitting delays from new regulations in the U.S. Gulf of Mexico.

The increase in operating income, operating margin, adjusted EBITDAR and adjusted EBITDAR margin from fiscal year 2010 is primarily due to an increase in rates driven by the change in the mix of aircraft flying in this market.

Australia

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Operating revenue	$146,722	$124,815	$21,907	17.6%
Reimbursable revenue	$12,398	$5,883	$6,515	110.7%
Operating income	$30,497	$30,374	$123	0.4%
Operating margin	20.8%	24.3%	(3.5)%	(14.4)%
Adjusted EBITDAR	$43,053	$40,468	$2,585	6.4%
Adjusted EBITDAR margin	29.3%	32.4%	(3.1)%	(9.6)%

Operating revenue for Australia increased primarily due to the favorable impact of changes in exchange rates and an increase in flight hours as a result of changes in aircraft on contract from fiscal year 2010. We introduced new aircraft in fiscal year 2011 resulting in a change of revenue mix. Additionally, reimbursable revenue increased as a result of fixed wing recharges billed to a client in fiscal year 2011.

Operating margin and adjusted EBITDAR margin declined due to an increase in salaries and benefits from the increase in activity, annual salary increases and subsequent increases in the annual leave and long service leave provisions. During fiscal year 2010, we reversed costs previously accrued in fiscal year 2009 for tax items as favorable rulings were obtained from the tax authorities. Excluding the reversal of these tax items, operating margin would have been 21.7% in fiscal year 2010.

Other International

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Operating revenue	$146,020	$133,408	$12,612	9.5%
Reimbursable revenue	$2,219	$2,018	$201	10.0%
Earnings from unconsolidated affiliates, net	$10,056	$3,026	$7,030	232.3%
Operating income	$42,038	$25,972	$16,066	61.9%
Operating margin	28.8%	19.5%	9.3%	47.7%
Adjusted EBITDAR	$57,385	$41,352	$16,033	38.8%
Adjusted EBITDAR margin	39.3%	31.0%	8.3%	26.8%

Operating revenue for Other International increased due to Brazil (new aircraft on contract), the Baltic Sea and Suriname (new contracts), and Russia and Trinidad (increased activity), partially offset by Kazakhstan and Bolivia (due to our exit from these markets), and Libya, Mexico and Malaysia (decreased activity).

The increase in earnings from unconsolidated affiliates, net of losses, along with increased activity in Brazil resulted in the increase in operating income, adjusted EBITDAR, operating margin and adjusted EBITDAR margin from fiscal year 2010.

Earnings from unconsolidated affiliates, net of losses primarily increased due to an increase in earnings from our investment in Líder of $6.2 million from fiscal year 2010 to fiscal year 2011. Changes in the U.S. dollar to Brazilian real exchange rate increased our portion of Líder’s earnings in fiscal year 2011 and 2010 by $2.9 million and $5.3 million, respectively.

Corporate and Other

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Operating revenue	$32,803	$40,405	$(7,602)	(18.8)%
Reimbursable revenue	$414	$3,410	$(2,996)	(87.9)%
Operating loss	$(57,387)	$(45,272)	$(12,115)	(26.8)%
Adjusted EBITDAR	$(40,447)	$(35,881)	$(4,566)	(12.7)%

*	percentage change not meaningful

Operating revenue decreased due to a decrease at Bristow Academy resulting from a delay in military training contracts and a decrease in technical services revenue as a result of timing of modification work and part sales.

Operating expense increased due to higher corporate and Bristow Academy operating expense partially offset by a decrease in technical services expense. Corporate operating expense primarily represents costs of our corporate office and other general and administrative costs not allocated to our business units. Corporate operating expense increased in fiscal year 2011 primarily due to the inclusion of $5.3 million for an impairment of construction in progress for an upgrade of an internal software system recorded in depreciation and amortization expense. In fiscal year 2010, corporate operating expense included costs related to the separation between the Company and three officers. Bristow Academy operating expenses increased due to increases in salaries, contract labor and lease costs in anticipation of military training contracts that were delayed.

Interest Expense, Net

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Interest income	$1,092	$1,012	$80	7.9%
Interest expense	(44,609)	(45,484)	875	1.9%
Amortization of debt discount	(3,176)	(2,976)	(200)	(6.7)%
Amortization of debt fees	(4,412)	(1,985)	(2,427)	(122.3)%
Capitalized interest	6,010	8,033	(2,023)	(25.2)%

Interest expense, net	$(45,095)	$(41,400)	$(3,695)	(8.9)%

Interest expense, net increased primarily due to a decrease in capitalized interest during fiscal year 2011 as a result of a decrease in the average amount of construction in progress during fiscal year 2011 versus fiscal year 2010 and the write-off of $2.4 million of unamortized debt issuance costs in fiscal year 2011 as a result of the early redemption of the 6 1/8% Senior Notes, partially offset by a decrease in interest expense as a result of the early redemption of the 6 1/8% Senior Notes.

Other Income (Expense), Net

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Foreign currency (losses) gains	$(50)	$(1,197)	$1,147	95.8%
Other	(4,180)	4,233	(8,413)	(198.7)%

Other income (expense), net	$(4,230)	$3,036	$(7,266)	(239.3)%

Other income (expense), net includes the impairment of our investment in Heliservicio of $2.4 million and a $2.3 million redemption premium as a result of the early redemption of the 6 1/8% Senior Notes, partially offset by gains on sales of two joint ventures of $0.6 million during fiscal year 2011. Fiscal year 2010 included $3.9 million of hedging gains realized as a result of the termination of forward contracts on a euro-denominated aircraft purchase commitments. See further discussion of foreign currency transactions under Item 7A. “Quantitative and Qualitative Disclosure About Market Risk” in our fiscal 2012 Annual Report.

Taxes

	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2011	2010
	(In thousands, except percentages)
Effective tax rate for continuing operations	5.1%	20.4%	15.3%	75.0%
Net foreign tax on non-U.S. earnings	$13,101	$12,330	$(771)	(6.3)%
Benefit of foreign earnings indefinitely reinvested abroad	(38,288)	(38,886)	(598)	(1.5)%
Expense from change in tax contingency	2,868	4,053	1,185	29.2%
Tax expense on GOM Asset Sale	(17,698)	—	17,698	*

*	percentage change not meaningful

The effective income tax rate for fiscal year 2011 reflects the tax implications of the implementation of a restructuring that more closely aligns our legal structure with our global operational structure. As a result of this restructuring, which was effective November 1, 2010, most U.S. tax on offshore profits will be deferred until the profits are repatriated.

During fiscal year 2011, we recorded a net reduction of our provision for income taxes of $17.7 million, primarily due to the reversal of deferred tax balances recorded in prior fiscal years. Because offshore profits will be deferred until the profits are repatriated, deferred tax liabilities recorded in prior fiscal years are no longer required. The effective tax rate for fiscal year 2011 included the impact of an increase in tax expense resulting from tax contingency items and changes in our expected foreign tax credit utilization. Excluding these items, our effective tax rate decreased to 17.7% for fiscal year 2011 from 20.4% in fiscal year 2010 as a result of the corporate restructuring, which increased the earnings reported as permanently reinvested outside the U.S.

For further discussion of income taxes, see Note 9 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Noncontrolling Interest

Noncontrolling interest expense for fiscal year 2011 was $1.0 million compared to $1.5 million for fiscal year 2010. The decrease in noncontrolling interest expense is primarily due to a decline in the noncontrolling interest ownership percentage as we acquired an additional 29% interest in RLR in January 2010. See Note 3 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Liquidity and Capital Resources

Cash Flows

Operating Activities

Net cash flows provided by operating activities totaled $55.4 million during the Current Quarter compared to $52.9 million during the Comparable Quarter. Changes in non-cash working capital generated $4.0 million and $3.9 million in cash flows from operating activities for the Current Quarter and Comparable Quarter, respectively. Net cash provided by operating activities totaled $231.3 million, $151.4 million and $195.4 million during fiscal years 2012, 2011 and 2010, respectively. Changes in non-cash working capital generated $13.7 million and $2.4 million during fiscal years 2012 and 2010, respectively, and used $59.4 million in cash flows from operating activities during fiscal year 2011. During fiscal year 2012, equity earnings from unconsolidated affiliates were $5.5 million below dividends received and during fiscal years 2011 and 2010, equity earnings from unconsolidated affiliates were $6.2 million and $0.5 million, respectively, in excess of dividends received. During fiscal years 2012, 2011 and 2010, we pre-funded fiscal years 2013, 2012 and 2011 employer contributions for the U.K. pension plans, resulting in decreases in operating cash flow of $16.6 million, $16.0 million and $15.2 million, respectively.

Investing Activities

Cash flows used in investing activities were $67.2 million and $71.4 million for the Current Quarter and Comparable Quarter, respectively. Cash flows used in investing activities were $88.8 million, $112.8 million and $411.7 million for fiscal years 2012, 2011 and 2010, respectively. Cash was used for capital expenditures as follows:

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010
Number of aircraft delivered
Small	—	—	—	—	4
Medium	—	—	1	7	14
Large	3	2	9	1	7
Fixed wing	—	—	1	—	1

Total aircraft	3	2	11	8	26

Capital expenditures (in thousands):
Aircraft and related equipment	$79,969	$69,485	$304,484	$125,342	$286,421
Other	6,586	2,750	21,936	20,176	20,502

Total capital expenditures	$86,555	$72,235	$326,420	$145,518	$306,923

In addition to these capital expenditures, investing cash flows were impacted by aircraft and joint venture sales. During the Current Quarter, we received proceeds of $20.2 million primarily from the sale of four aircraft and certain other equipment. During the Comparable Quarter, we received $0.8 million proceeds from the sale of two aircraft and certain other equipment. In addition to these capital expenditures, investing cash flows were impacted by the following items during the last three fiscal years:

Fiscal Year 2012 — During fiscal year 2012, we received $58.2 million in proceeds from the disposal of 29 aircraft and certain other equipment. Also, we received $10.4 million in insurance recoveries and we received $171.2 million for the sale of nine existing and in-construction aircraft that we subsequently leased back. Additionally, we have invested $2.4 million in unconsolidated affiliates in the process of being evaluated. For further details, see Note 1 in the “Notes to Condensed Consolidating Financial Statements” included elsewhere in this prospectus supplement.

Fiscal Year 2011 — During fiscal year 2011, we received (a) proceeds of $20.1 million primarily from the disposal of 16 aircraft and certain other equipment, (b) $4.0 million in deposits for aircraft and inventory that were held for sale and (c) insurance recoveries of $7.3 million. Also, during fiscal year 2011, we received $1.3 million for the sale of two joint ventures.

Fiscal Year 2010 — In January and February 2010, we and our partner contributed $4.6 million and $14.5 million, respectively, to Heliservicio. This contribution did not change our ownership percentage in Heliservicio.

On May 26, 2009, we acquired a 42.5% interest in Líder, the largest provider of helicopter and executive aviation services in Brazil, for $179.9 million, including transaction costs incurred in fiscal years 2010 and 2009. See Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Additionally, we received proceeds of $78.7 million primarily from the disposal of 22 aircraft and certain other equipment and insurance recoveries.

Financing Activities

Cash flows used in financing activities was $28.2 million during the Current Quarter compared to $19.6 million generated from financing activities during the Comparable Quarter. During the Current Quarter, cash was used for the repayment of debt totaling $21.8 million and payment of a dividend on our Common Stock totaling $7.1 million. During the Comparable Quarter, we received $55.0 million from borrowings on our Revolving Credit Facility and $1.2 million for Common Stock issued upon exercise of stock options, and used $31.3 million for the repayment of debt and $5.4 million for payment of a dividend on our Common Stock. Cash flows generated from financing activities were $4.3 million for fiscal year 2012 and used in financing activities were $15.5 million and $21.7 million for fiscal years 2011 and 2010, respectively.

During fiscal year 2012, we received $109.3 million for borrowings on our Revolving Credit Facility, $50.0 million for our Term Loan and $5.3 million for Common Stock issued upon exercise of stock options. We used $113.4 million for the repayment of debt and $0.3 million for the acquisition of 1% of RLR. Additionally, we paid dividends on our Common Stock totaling $21.6 million and used $25.1 million for repurchase of our Common Stock.

During fiscal year 2011, cash was primarily used for the repayment of debt totaling $266.1 million (primarily $232.3 million for early retirement of our 6 1/8% Senior Notes). We borrowed $251.1 million (primarily $243 million under our amended and restated revolving credit and term loan agreement) and incurred debt issuance costs of $3.3 million, and our fully consolidated subsidiary, Aviashelf Aviation Co., received $1.9 million in borrowings.

During fiscal year 2010, cash was used for the payment of Preferred Stock dividends of $6.3 million and repayment of debt totaling $11.2 million. We purchased an additional 29% interest in RLR in January 2010 for $7.6 million. Cash was provided by issuance of Common Stock upon exercise of stock options of $3.6 million. On September 15, 2009, each outstanding share of Preferred Stock was converted into 1.418 shares of Common Stock, resulting in the issuance of 6,522,800 shares of Common Stock. As a result, dividends payments on Preferred Stock ended in fiscal year 2010.

Future Cash Requirements

Debt Obligations

Total debt as of June 30, 2012 was $736.3 million, of which $16.6 million was classified as current. Our significant debt maturities relate to our $250 million of Term Loan, $350 million of 7 1/2% Senior Notes and $115 million of 3% Convertible Senior Notes, which mature in 2016, 2017 and 2038 (with the first put date in 2015), respectively.

See further discussion of outstanding debt as of June 30, 2012 and our debt issuances and our debt redemptions in Note 5 in the “Notes to Consolidated Financial Statements” and Note 3 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Pension Obligations

As of June 30, 2012, we had recorded on our balance sheet a $109.8 million pension liability related to the Bristow Helicopters Group Limited (a wholly-owned subsidiary of Bristow Aviation), Bristow International Aviation (Guernsey) Limited and Bristow Norway pension plans. The liability represents the excess of the present value of the defined benefit pension plan liabilities over the fair value of plan assets that existed at that date. The minimum funding rules of the U.K. require the employer to agree to a funding plan with the plans’ trustee (the “Trustee”) for securing that the pension plan has sufficient and appropriate assets to meet its technical provisions liabilities. In addition, where there is a shortfall in assets against this measure, we are required to make scheduled contributions in amounts sufficient to bring the plan up to 100% funded as quickly as can be reasonably afforded. In order to meet our funding requirements, we increased the contributions to the defined benefit plans to £7.3 million ($10.5 million) per year beginning in fiscal year 2008 and continuing in fiscal year 2009. We pre-funded fiscal years 2013, 2012 and 2011 employer deficit recovery contributions for the main U.K. pension plan in the last quarter of fiscal years 2012, 2011 and 2010 of £10.4 million ($16.6 million), £10.0 million ($16.0 million), and £10.0 million ($15.2 million), respectively. The employer’s deficit contribution obligations to the main U.K. plan have remained unchanged at approximately £10 million per year following completion of the formal actuarial valuation as of April 1, 2010. Under U.K. legislation, an actuarial valuation must be carried out at least once every three years with interim reports for intervening years. See Note 10 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Contractual Obligations, Commercial Commitments and Off Balance Sheet Arrangements

We have various contractual obligations which are recorded as liabilities on our condensed consolidated balance sheet. Other items, such as certain purchase commitments, interest payments and other executory contracts are not recognized as liabilities on our condensed consolidated balance sheet but are included in the table below. For example, we are contractually committed to make certain minimum lease payments for the use of property and equipment under operating lease agreements.

The following tables summarize our significant contractual obligations and other commercial commitments on an undiscounted basis as of June 30, 2012 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings. Additional details regarding these obligations are provided in Note 8 in the “Notes to Consolidated Financial Statements” and in Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

	Payments Due by Period
	Total	Nine Months Ending March 31, 2013	Fiscal Year Ending March 31,			Other
			2014 - 2015	2016 - 2017	2018 and beyond
	(In thousands)
Contractual obligations:
Long-term debt and short-term borrowings:
Principal (1)	$747,500	$11,875	$50,000	$220,625	$465,000	$—
Interest	184,367	33,662	70,934	63,701	16,070	—
Aircraft operating leases (2)	178,119	19,815	66,917	50,056	41,331	—
Other operating leases (3)	82,323	7,094	15,789	12,557	46,883	—
Pension obligations (4)	181,391	15,731	54,396	41,366	69,898	—
Aircraft purchase obligations (5)	307,343	158,619	104,371	44,353	—	—
Other purchase obligations (6)	29,559	29,559	—	—	—	—
Tax reserve (7)	1,401	—	—	—	—	1,401

Total contractual cash obligations	$1,712,003	$276,355	$362,407	$432,658	$639,182	$1,401

Other commercial commitments:
Letters of credit	$1,499	$1,499	$—	$—	$—	$—
Other commitments (8)	46,000	—	46,000	—	—	—

Total commercial commitments	$47,499	$1,499	$46,000	$—	$—	$—

(1)	Excludes unamortized premium on the 7 1/2% Senior Notes of $0.3 million and unamortized discount on the 3% Convertible Senior Notes of $11.5 million.
(2)

Represents minimum rental payments required under operating leases for aircraft that have initial or remaining non-cancelable lease terms in excess of one year. For further details, see Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

(3)	Represents minimum rental payments required under non-aircraft operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

(4)

Represents expected funding for pension benefits in future periods. These amounts are undiscounted and are based on the expectation that the U.K. and Norway pensions will be fully funded in approximately six and ten years, respectively. As of June 30, 2012, we had recorded on our balance sheet a $109.8 million pension liability associated with these obligations. The timing of the funding is dependent on actuarial valuations and resulting negotiations with the plan trustees.

(5)	For further details on our aircraft purchase obligations, see Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.
(6)	Other purchase obligations primarily represent unfilled purchase orders for aircraft parts and commitments associated with upgrading facilities at our bases.
(7)

Represents gross unrecognized tax benefits that may result in cash payments being made to certain tax authorities (see discussion in Note 7 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement). We are not able to reasonably estimate in which future periods this amount will ultimately be settled and paid.

(8)

In connection with the Bristow Norway acquisition (see “Business — Overview” included elsewhere in this prospectus supplement), we granted the former partner in this joint venture an option that if exercised would require us to acquire up to five aircraft from them at fair value upon the expiration of the lease terms for such aircraft. One of the options was exercised in December 2009 and one option expired. The remaining aircraft leases expire in June and August 2014.

Capital Commitments

We have commitments and options to make capital expenditures over the next five fiscal years to purchase additional aircraft, including aircraft associated with the commitments reflected in the table above. Although a similar number of our existing aircraft may be sold during the same period, the additional aircraft on order are expected to provide incremental fleet capacity in terms of revenue and operating margin. See Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement for a detail of the number of aircraft under commitments and options expected to be delivered in the current and subsequent five fiscal years by aircraft size along with the related expenditures, and for a rollforward of aircraft commitments and options for the Current Quarter. Also in fiscal year 2013, we expect to invest approximately $70 million in various infrastructure enhancements, including aircraft facilities, training centers and technology. Through June 30, 2012, we had incurred $9.3 million towards these projects.

Financial Condition and Sources of Liquidity

We actively manage our liquidity through generation of cash from operations while assessing our funding needs on an ongoing basis. While we have generated significant cash from operations, our principal source of liquidity over the past several years has been financing cash flows. Accordingly, since the beginning of fiscal year 2007, we raised $1.4 billion of debt and equity capital by means of both public and private financings. During this same period, we invested $2.0 billion on capital expenditures to grow our business. The significant factors that affect our overall liquidity include capital expenditure commitments, pension funding, operating leases, adequacy of bank lines of credit and our ability to attract long-term capital on satisfactory terms.

We expect that our cash on deposit as of June 30, 2012 of $227.3 million, cash flow from operations and proceeds from aircraft sales, as well as available borrowing capacity under our Revolving Credit Facility of $159.4 million as of June 30, 2012, resulting in total liquidity of $386.6 million, will be sufficient to satisfy our capital commitments, including our remaining aircraft purchase commitments of $307.3 million as of June 30, 2012. While we plan to continue to be disciplined concerning future capital commitments, we also intend to continue managing our capital structure and liquidity position with external financings as needed. Our strategy will involve funding our short-term liquidity requirements with borrowings under our Revolving Credit Facility and funding our long-term financing needs, while maintaining a prudent capital structure, among the following alternatives: a) operating leases, b) bank debt, c) private and public debt and/or equity placements and d) export credit agency-supported financings.

The following table summarizes our capital structure and sources of liquidity as of June 30, 2012 and March 31, 2012 (in thousands):

	June 30,	March 31,
	2012	2012
Capital structure:
7 1/2% Senior Notes due 2017	$350,330	$350,346
Term Loan	242,500	245,000
Revolving Credit Facility	40,000	59,300
3% Convertible Senior Notes due 2038	103,469	102,599
Other debt	—	—

Total debt	736,299	757,245
Stockholders’ investment	1,541,199	1,521,824

Total capital	$2,277,498	$2,279,069

Liquidity:
Cash	$227,250	$261,550
Undrawn borrowing capacity on revolving credit facility (1)	159,365	140,065

Total liquidity	$386,615	$401,615

Adjusted debt to equity ratio (2)	69.1%	70.8%

(1)	Letters of credit in the amount of $0.6 million were outstanding as of June 30 and March 31, 2012.
(2)

Adjusted debt includes the net present value of operating leases totaling $217.0 million and $190.2 million, respectively, letters of credit and guarantees totaling $1.5 million and $17.5 million, respectively, and the unfunded pension liability of $109.8 million and $111.7 million, respectively, as of June 30, 2012 and March 31, 2012.

We actively manage our liquidity through generation of cash from operations while assessing our funding needs on an ongoing basis. While we have generated significant cash from operations, our principal source of liquidity over the past several years has been financing cash flows. Accordingly, since the beginning of fiscal year 2007, we raised $1.4 billion of debt and equity capital by means of both public and private financings. During this same period, we invested $2.0 billion on capital expenditures to grow our business as of June 30, 2012. The significant factors that affect our overall liquidity include capital expenditure commitments, pension funding, operating leases, adequacy of bank lines of credit and our ability to attract long-term capital on satisfactory terms.

We expect that our cash on deposit as of June 30, 2012 of $227.3 million, cash flow from operations and proceeds from aircraft sales, as well as available borrowing capacity under our Revolving Credit Facility of $159.4 million as of June 30, 2012, will be sufficient to satisfy our capital commitments, including our remaining aircraft purchase commitments of $307.3 million as of June 30, 2012. While we plan to continue being disciplined concerning future capital commitments, we also intend to continue managing our capital structure and liquidity position with external financings as needed. Our strategy will involve funding our short-term liquidity requirements with borrowings under our Revolving Credit Facility and funding our long-term financing needs, while maintaining a prudent capital structure, among the following alternatives: a) operating and capital leases, b) bank debt, c) private and public debt and/or equity placements and d) export credit agency-supported financings.

Exposure to Currency Fluctuations

See our discussion of the impact of market risk, including our exposure to currency fluctuations, on our financial position and results of operations discussed under Item 7A. “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal year 2012 Annual Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, whereas, in other circumstances, generally accepted accounting principles require us to make estimates, judgments and assumptions that we believe are reasonable based upon information available. We base our estimates and judgments on historical experience, professional advice and various other sources that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies, as discussed in Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement, the following involve a higher degree of judgment and complexity. Our management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee of our board of directors and the Audit Committee has reviewed our disclosure.

Taxes

Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination and evaluation of our annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, tax treaties and foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction would impact our tax liability in any given year. We also operate in many jurisdictions where the tax laws relating to the offshore oil service industry are not well developed. While our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We recognize foreign tax credits available to us to offset the U.S. income taxes due on income earned from foreign sources. These credits are limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source income in each statutory category to total income. In estimating the amount of foreign tax credits that are realizable, we estimate future taxable income in each statutory category. These estimates are subject to change based on changes in the market conditions in each statutory category and the timing of certain deductions available to us in each statutory category. We periodically reassess these estimates and record changes to the amount of realizable foreign tax credits based on these revised estimates. Changes to the amount of realizable foreign tax credits can be significant given any material change to our estimates on which the realizability of foreign tax credits is based.

We maintain reserves for estimated tax exposures in jurisdictions of operation, including reserves for income, value added, sales and payroll taxes. The expenses reported for these taxes, including our annual tax provision, include the effect of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing, disposition transactions and the applicability or rate of various withholding taxes. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to conclude that a revision of past estimates is appropriate. We believe that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates. We review these liabilities quarterly. During fiscal year 2012, we had net reversals of reserves for estimated tax exposures of $10.2 million and during fiscal years 2011 and 2010 we had net accruals of reserves for estimated tax exposures of $2.2 million and $4.1 million, respectively. We recognize interest and penalties accrued related to unrecognized tax benefits as a component of our provision for income taxes. As of June 30 and March 31, 2012 and 2011, we had $1.4 million, $1.5 million and $11.7 million, respectively, of unrecognized tax benefits, all of which would have an impact on our effective tax rate, if recognized.

We do not believe it is possible to reasonably estimate the potential effect of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amounts accrued.

Judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is estimated to be more likely than not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carry forwards, will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are estimated to not be realizable. As of June 30, 2012, we have established deferred tax assets for foreign taxes we expect to be realizable, primarily as a result of an internal reorganization that resulted in a one-time increase in U.S. taxable earnings and a forecast that includes more U.S. taxable earnings in future years. If our facts or financial results were to change, thereby impacting the likelihood of establishing and then realizing the deferred tax assets, judgment would have to be applied to determine changes to the amount of the valuation allowance in any given period. Such changes could result in either a decrease or an increase in our provision for income taxes, depending on whether the change in judgment resulted in an increase or a decrease to the valuation allowance. We continually evaluate strategies that could allow for the future utilization of our deferred tax assets.

We have not provided for U.S. deferred taxes on the unremitted earnings of certain foreign subsidiaries as of March 31, 2012 that are indefinitely reinvested abroad of $421.5 million. Should we make a distribution from the unremitted earnings of these subsidiaries, we could be required to record additional taxes. At the current time, a determination of the amount of unrecognized deferred tax liability is not practical.

We have not provided for deferred taxes in circumstances where we expect that, due to the structure of operations and applicable law, the operations in such jurisdictions will not give rise to future tax consequences. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Property and Equipment

Our net property and equipment represents 64% percent of our total assets as of June 30, 2012. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions, and judgments relative to capitalized costs, useful lives and salvage values of our assets.

Our property and equipment accounting policies are also designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives and residual values of our aircraft reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, assumptions and judgments in the establishment of property and equipment accounting policies, especially those involving the useful lives and residual values of our aircraft, would likely result in materially different net book values of our assets and results of operations.

Useful lives of aircraft and residual values are difficult to estimate due to a variety of factors, including changes in operating conditions or environment, the introduction of technological advances in aviation equipment, changes in market or economic conditions including changes in demand for certain types of aircraft and changes in laws or regulations affecting the aviation or offshore oil and gas industry. We evaluate the remaining useful lives of our aircraft when certain events occur that directly impact our assessment of the remaining useful lives of the aircraft.

We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale.

Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. If the sum of the expected future cash flows is less than the carrying amount of the asset, we would be required to recognize an impairment loss. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In such event, we would then be required to record a corresponding charge, which would reduce our earnings. We continue to evaluate our estimates and assumptions and believe that our assumptions, which include an estimate of future cash flows based upon the anticipated performance of the underlying business units, are appropriate.

Supply and demand are the key drivers of aircraft idle time and our ability to contract our aircraft at economical rates. During periods of oversupply, it is not uncommon for us to have aircraft idled for extended periods of time, which could be an indication that an asset group may be impaired. In most instances our aircraft could be used interchangeably. In addition, our aircraft are generally equipped to operate throughout the world. Because our aircraft are mobile, we may move aircraft from a weak geographic market to a stronger geographic market if an adequate opportunity arises to do so. As such, our aircraft are considered to be interchangeable within classes or asset groups and accordingly, our impairment evaluation is made by asset group. Additionally, our management periodically makes strategic decisions related to our fleet that involve the possible removal of all or a substantial portion of specific aircraft types from our fleet, at which time these aircraft are reclassified to held for sale and subsequently sold or otherwise disposed of.

An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount of assets within an asset group is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenue and cost related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Pension Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rates, compensation increases and employee turnover rates. The recognition of these obligations through the income statement is also affected by assumptions about expected returns on plan assets. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Three of the most critical assumptions are the expected long-term rate of return on plan assets, the assumed discount rate and the mortality rate. We evaluate our assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by our third-party investment advisor utilizing the asset allocation classes held by the plan’s portfolios. We utilize a British pound sterling denominated AA corporate bond index as a basis for determining the discount rate for our U.K. plans. We base mortality rates utilized on actuarial research on these rates, which are adjusted to allow for expected mortality within our industry segment and, where available, individual plan experience data. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a fair value valuation of assets and an amortization approach for assessed gains and losses that reduces year-to-year volatility. This approach recognizes investment and other actuarial gains or losses over the average remaining lifetime of the plan members. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

Allowance for Doubtful Accounts

We establish allowances for doubtful accounts on a case-by-case basis when we believe the payment of amounts owed to us is unlikely to occur. In establishing these allowances, we consider a number of factors, including our historical experience, changes in our client’s financial position and restrictions placed on the conversion of local currency to U.S. dollars, as well as disputes with clients regarding the application of contract provisions to our services. We derive a significant portion of our revenue from services to major integrated oil and gas companies and government-owned or government-controlled oil and gas companies. Our receivables are concentrated in certain oil-producing countries. We generally do not require collateral or other security to support client receivables. If the financial condition of our clients was to deteriorate or their access to freely-convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.

Inventory Allowance

We maintain inventory that primarily consists of spare parts to service our aircraft. We establish an allowance to distribute the cost of spare parts expected to be on hand at the end of a fleet’s life over the service lives of the related equipment, taking into account the estimated salvage value of the parts. Also, we periodically review the condition and continuing usefulness of the parts to determine whether the realizable value of this inventory is lower than its book value. Parts related to aircraft types that our management has determined will no longer be included in our fleet or will be substantially reduced in our fleet in future periods are specifically reviewed. If our valuation of these parts is significantly lower than the book value of the parts, an additional provision may be required.

Contingent Liabilities

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Income for each reporting period includes revisions to contingent liability reserves resulting from different facts or information which becomes known or circumstances which change and affect our previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information which becomes known or circumstances that change after the reporting date for the previous period through the reporting date of the current period. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized.

Goodwill Impairment

We perform a test for impairment of our goodwill annually as of March 31 and whenever events or circumstances indicate impairment may have occurred. In the fourth quarter of fiscal year 2012, in conjunction with our March 31, 2012 goodwill assessment, we adopted new accounting guidance that allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and if a quantitative assessment should be performed. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. Because our business is cyclical in nature, goodwill could be significantly impaired depending on when the assessment is performed in the business cycle. The qualitative factors considered during our assessment include the capital markets environment, global economic conditions, the demand for helicopter services, the necessity for training of new pilots (Bristow Academy only) and changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in prior year’s quantitative testing and other factors. The fair value of our reporting units is based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples and involve the use of a discounted cash flow model utilizing estimated future earnings and cash flows and the Company’s weighted-average cost of capital. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill.

Recent Accounting Pronouncements

See Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement for discussion of recent accounting pronouncements.

BUSINESS

Overview

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively. We have major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Alaska, Australia, Brazil, Russia and Trinidad. We generated 82%, 89% and 87% of our consolidated operating revenue, business unit operating income and business unit adjusted EBITDAR, respectively, from operations outside of the U.S. during the Current Quarter.

We conduct our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted primarily through five business units:

•	Europe,

•	West Africa,

•	North America,

•	Australia, and

•	Other International.

We provide helicopter services to a broad base of major integrated, national and independent offshore energy companies. Our clients charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our clients also charter our helicopters to transport time-sensitive equipment to these offshore locations. In addition to our primary Helicopter Services operations, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K. As of June 30, 2012, we operated 357 aircraft (including 301 owned aircraft and 56 leased aircraft; 17 of the owned aircraft are held for sale) and our unconsolidated affiliates operated 194 aircraft in addition to those aircraft leased from us.

Helicopters are generally classified as small (four to eight passengers), medium (12 to 16 passengers) and large (18 to 25 passengers), each of which serves a different transportation need of the offshore energy industry. Medium and large helicopters, which can fly in a wider variety of operating conditions, over longer distances, at higher speeds and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With these enhanced capabilities, medium and large helicopters have historically been preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited. Additionally, local governmental regulations in certain international markets require us to operate twin-engine medium and large aircraft in those markets. Global demand for medium and large helicopters is driven by drilling, development and production activity levels in deepwater locations throughout the world, as the medium and large aircraft are able to travel to these deepwater locations. Small helicopters are generally used for shorter routes and to reach production facilities that cannot accommodate medium and large helicopters. Our small helicopters operate primarily over the shallow waters of Nigeria and the U.S. Gulf of Mexico. Worldwide there are more than 8,000 production platforms and 700 offshore rigs.

We are able to deploy our aircraft to the regions with the greatest demand, subject to the satisfaction of local governmental regulations. There are also additional markets for helicopter services beyond the offshore energy industry, including agricultural support, air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. The existence of these alternative markets enables us to better manage our helicopter fleet by providing potential purchasers for older aircraft and for our excess aircraft during times of reduced demand in the offshore energy industry.

Most countries in which we operate limit foreign ownership of aviation companies. To comply with these regulations and yet expand internationally, we have formed or acquired interests in a number of foreign helicopter operators. These investments typically combine a local ownership interest with our experience in providing helicopter services to the offshore energy industry. These arrangements have allowed us to expand operations while diversifying the risks and reducing the capital outlays associated with independent expansion. We lease some of our aircraft to a number of unconsolidated affiliates which in turn provide helicopter services to clients locally.

Since fiscal year 2007, we have made strategic investments and acquisitions including investment in new generations of aircraft that are in heavy demand by our clients, expanded or increased investments in new markets, such as our acquisition of a 42.5% ownership interest in Líder Aviação Holding S.A. (“Líder”) in Brazil (giving us access to one of the fastest growing offshore helicopter markets in the world), acquisition of the remaining 51% interest of Bristow Norway and acquisition of Bristow Academy in order to ensure a source for new talented pilots.

In addition to our primary Helicopter Services operations, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K. See “Business — Bristow Academy” and “Business — Technical Services” below for further discussion of these operations.

Since the beginning of fiscal year 2007, we have been able to raise $1.4 billion of capital in a mix of debt and equity with both public and private financings, generate gross proceeds of $101.6 million through the divestiture of non-core businesses, including the sale of Grasso Production Management (“Grasso”), Turbo Engines, Inc. (“Turbo”) and 53 small aircraft and related assets operating in the U.S. Gulf of Mexico, generate proceeds of approximately $260 million through the sale of other aircraft to the helicopter aftermarket and during fiscal year 2012, we received $171.2 million for the sale of nine existing and in-construction aircraft that we subsequently leased back. Concurrently, we have invested over $2.0 billion in capital expenditures to grow our business.

While we plan to continue to be disciplined concerning future capital commitments, we also intend to continue prudently managing our capital structure and liquidity position with external financings as needed. Our strategy will involve funding our short-term liquidity requirements with borrowings under our amended and restated revolving credit and term loan agreement (“Amended and Restated Credit Agreement”), which consists of a $200 million revolving credit facility (“Revolving Credit Facility”), a $250 million term loan (“Term Loan”) and a $225 million 364-day term loan facility that we expect to enter into prior to the closing of this offering (“364-Day Term Loan Facility,” and together with the Term Loan and Revolving Credit Facility, the “Credit Facilities”) and funding our long-term financing needs, while maintaining a prudent capital structure, among the following alternatives: a) operating and capital leases, b) bank debt, c) public debt and/or equity placements and d) private and export credit agency-supported financings.

Our capital commitments in future periods related to fleet renewal are discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements” included elsewhere in this prospectus supplement and are detailed in the table provided in that section.

Consistent with our growth strategy, we regularly engage in discussions with potential sellers and strategic partners regarding the possible purchase of assets, pursuit of joint ventures or other expansion opportunities that increase our position in existing markets or facilitate expansion into new markets. These potential expansion opportunities consist of both smaller transactions as well as larger transactions that could have a material impact on our financial position, cash flow and results of operations. We cannot predict the likelihood of completing, or the timing of, any such transactions.

As of June 30, 2012, the aircraft in our fleet, the aircraft which we expect to take delivery of in the future and the aircraft which we have the option to acquire were as follows:

	Number of Aircraft
	Consolidated Affiliates					Unconsolidated Affiliates (4)
	Operating Aircraft		Aircraft Held For Sale	On Order (1)	Under Option (2)
Type	Owned Aircraft	Leased Aircraft				In Fleet	Maximum Passenger Capacity
Small Helicopters:
Bell 206L Series	33	—	—	—	—	7	6
Bell 206B	—	1	—	—	—	2	4
Bell 407	39	—	—	—	—	—	6
BK-117	—	2	—	—	—	—	7
BO-105	2	—	—	—	—	—	4
EC135	6	—	—	—	—	3	6

	80	3	—	—	—	12

Medium Helicopters:
Bell 212	1	—	—	—	—	14	12
Bell 412	34	—	6	—	—	20	13
EC155	3	—	—	—	—	—	13
Sikorsky S-76 A/A++	15	—	5	—	—	5	12
Sikorsky S-76 C/C++	42	10	—	—	—	31	12
EC175	—	—	—	—	12	—	16
AW 139	5	2	—	—	—	2	16

	100	12	11	—	12	72

Large Helicopters:
AS332L Super Puma	20	3	6	—	—	—	18
Sikorsky S-61	2	—	—	—	—	—	18
AW 189	—	—	—	6	6	—	18
Sikorsky S-92	26	6	—	11	—	4	19
Mil Mi-8	7	—	—	—	—	—	20
EC225	16	2	—	—	18	—	25

	71	11	6	17	24	4

Training Aircraft:
Robinson R22	—	12	—	—	—	—	2
Robinson R44	—	2	—	—	—	—	4
Sikorsky 300CB/CBi	45	—	—	—	—	—	2
Bell 206B	1	11	—	—	—	—	4
AS 350BB	—	—	—	—	—	36	4
AS 355	—	5	—	—	—	—	5
Agusta 109	—	—	—	—	—	2	8
Bell 212	—	—	—	—	—	8	12
Bell 412	—	—	—	—	—	15	13
AW 139	—	—	—	—	—	3	16
Fixed wing	1	—	—	—	—	—

	47	30	—	—	—	64

Fixed wing	3	—	—	—	—	42

Total	301	56	17	17	36	194

(1)

Signed client contracts are in place that will utilize five of these aircraft. Six large ordered aircraft expected to enter service in fiscal year 2015 are subject to the successful development and certification of the aircraft. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Cash Requirements” included elsewhere in this prospectus supplement.

(2)

Represents aircraft which we have the option to acquire. If the options are exercised, the agreements provide that aircraft would be delivered over fiscal years 2014 through 2018. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Future Cash Requirements” included elsewhere in this prospectus supplement.

(3)	Represents the approximate normal cruise speed flying at gross weight and at sea level under standard operating conditions.
(4)	Includes 52 helicopters (primarily medium) and 33 fixed wing aircraft owned by Líder, our unconsolidated affiliate in Brazil.

The chart below presents (1) the number of helicopters in our fleet and their distribution among the business units of our Helicopter Services segment as of June 30, 2012; (2) the number of helicopters which we had on order or under option as of June 30, 2012; and (3) the percentage of operating revenue which each of our business units provided during fiscal year 2012 and the Current Quarter. For additional information regarding our commitments and options to acquire aircraft, see Note 6 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this prospectus supplement.

	Operating Revenue for Three Months Ended June 30, 2012	Operating Revenue for Fiscal Year 2012	Aircraft In Consolidated Fleet						Unconsolidated Affiliates (3)	Total
			Helicopters				Fixed Wing	Total (1)(2)
			Small	Medium	Large	Training
Europe	39%	37%	—	15	43	—	—	58	64	122
West Africa	21%	21%	10	25	7	—	3	45	—	45
North America	16%	15%	67	22	2	—	—	91	—	91
Australia	12%	12%	2	10	16	—	—	28	—	28
Other International	10%	12%	4	40	14	—	—	58	130	188
Corporate and other	2%	3%	—	—	—	77	—	77	—	77

Total	100%	100%	83	112	82	77	3	357	194	551

Aircraft not currently in fleet: (4)
On order			—	—	17	—	—	17
Under Option			—	12	24	—	—	36

(1)	Includes 17 aircraft held for sale and 56 leased aircraft as follows:

	Held for Sale Aircraft in Consolidated Fleet
	Helicopters
	Small	Medium	Large	Training	Fixed Wing	Total
Europe	—	2	3	—	—	5
West Africa	—	1	—	—	—	1
North America	—	—	—	—	—	—
Australia	—	1	3	—	—	4
Other International	—	7	—	—	—	7
Corporate and other	—	—	—	—	—	—

Total	—	11	6	—	—	17

	Leased Aircraft in Consolidated Fleet
	Helicopters
	Small	Medium	Large	Training	Fixed Wing	Total
Europe	—	—	8	—	—	8
West Africa	—	1	—	—	—	1
North America	1	11	2	—	—	14
Australia	2	—	1	—	—	3
Other International	—	—	—	—	—	—
Corporate and other	—	—	—	30	—	30

Total	3	12	11	30	—	56

(2)	The average age of our fleet, excluding training aircraft, was 12 years as of June 30, 2012.
(3)	The 194 aircraft operated by our unconsolidated affiliates do not include those aircraft leased from us.
(4)	This table does not reflect aircraft which our unconsolidated affiliates may have on order or under option.

Europe

We operate our Europe business unit from four bases in the U.K., one base in Holland and three bases in Norway. Our Europe operations are managed out of our facilities in Aberdeen, Scotland. Based on the number of aircraft operating, we are one of the largest providers of helicopter services in the North Sea, where there are harsh weather conditions and geographically concentrated offshore facilities. The offshore facilities in the Northern North Sea and Norwegian North Sea are large and require frequent crew change flight services. In the Southern North Sea, the facilities are generally smaller with some unmanned platforms requiring shuttle operations to up-man in the morning and down-man in the evening. We deploy the majority of the large aircraft in our consolidated fleet in Europe. Our client base in this business unit consists primarily of major integrated and independent offshore energy companies. In addition to our offshore energy helicopter services, we are a civil supplier of search and rescue (“SAR”) services to the Netherlands Oil and Gas Exploration and Production Association. Our subsidiary, Bristow Helicopters Ltd., was recently awarded the contract to provide SAR services in the North of Scotland. We will provide SAR services starting July 2013, using four Sikorsky S-92 helicopters based in the Scottish bases of Stornoway and Sumburgh. The contract is expected to run for four years, until a longer term decision for such services is made. Our Europe operations are subject to seasonality as drilling activity is lower during the winter months due to harsh weather and shorter days.

Also, we own a 50% interest in each of FBS Limited (“FBS”), FB Heliservices Limited (“FBH”), and FB Leasing Limited (“FBL”), collectively referred to as the FB Entities, U.K. corporations which principally provide pilot training, maintenance and support services to the British military under a contract that runs through March 2016 with two possible one year extensions. FBS and FBL own and operate a total of 64 aircraft.

West Africa

As of June 30, 2012, all of the aircraft in our West Africa business unit operate in Nigeria, where we are the largest provider of helicopter services to the offshore energy industry. We deploy a combination of small, medium and large aircraft in Nigeria and service a client base comprised mostly of major integrated offshore energy companies. We have seven operational bases, with the largest bases located in Escravos, Lagos, Port Harcourt and Warri. The marketplace for our services had historically been concentrated predominantly in the oil rich swamp and shallow waters of the Niger Delta area. More recently we have been undertaking work further offshore in support of deepwater exploration. Operations in West Africa are subject to seasonality as the Harmattan, a dry and dusty trade wind, blows between the end of November and the middle of March. At times when the heavy amount of dust in the air severely limits visibility, our aircraft are unable to operate.

North America

We operate our North America business unit from seven operating facilities in the U.S. Gulf of Mexico and three operating facilities in Alaska. We are one of the largest suppliers of helicopter services in the U.S. Gulf of Mexico. Our client base in this business unit consists of mostly international, independent and major integrated offshore energy companies. The U.S. Gulf of Mexico is a major offshore energy producing region with approximately 3,400 production platforms and 100 drilling rigs. The shallow water platforms are typically unmanned and are serviced by small aircraft. The deepwater platforms are serviced by medium and large aircraft. Among our strengths in this region, in addition to our ten operating facilities, are our advanced flight-following systems and our widespread and strategically located offshore fuel stations. Operations in the U.S. Gulf of Mexico are subject to seasonality as the months of December through March typically have more days of harsh weather conditions than the other months of the year. Additionally, during the months of June through November, tropical storms and hurricanes may reduce activity as we are unable to operate in the area of the storm. Our principal work in Alaska utilizes five aircraft that provide daily support to the Trans-Alaska pipeline, along with providing small and medium twin engine contract and charter service to onshore and offshore exploration, development and production activities on the North Slope and in the Cook Inlet. Operations in Alaska are subject to seasonality as fall and winter months have fewer hours of daylight and harsh weather conditions limit some offshore energy related activities.

Australia

We are the largest provider of helicopter services to the offshore energy industry in Australia, where we have five bases located in Western Australia, three in Victoria, one in South Australia and one in Queensland. These operations are managed from our Australian head office facility in Perth, Western Australia. Our operating bases are located in the vicinity of the major offshore energy exploration and production fields in the North West Shelf, Browse and Carnarvon basins of Western Australia and the Bass Straits in Victoria, where our fleet provides helicopter services solely to offshore energy operators. We also provide airport management services on Barrow Island in Western Australia. Our client base in Australia consists primarily of major integrated offshore energy companies. We also provide engineering support to the Republic of Singapore Air Force’s fleet of helicopters at their base in Oakey, Queensland.

Other International

We currently conduct our Other International operations in the Baltic Sea, Brazil, Egypt, Equatorial Guinea, Guyana, Malaysia, Mexico, Russia, Trinidad, and Turkmenistan. As of June 30, 2012, we and our unconsolidated affiliates operated a mixture of small, medium, and large aircraft in these markets. While we have a diverse client base in this business unit, a large majority of revenue is generated from monthly fixed charges for production related work. The following is a description of operations in our Other International business unit as of June 30, 2012.

•

Brazil — We own a 42.5% interest in Líder, the largest provider of helicopter and corporate aviation services in Brazil, which we acquired on May 26, 2009. Líder was founded in 1973 and has grown to be a market leader in Brazil. Líder has five primary operating units comprising helicopter service, maintenance, chartering, ground handling, and aircraft sales. Líder’s fleet includes 52 rotor wing and 33 fixed wing aircraft. Líder management recently introduced large helicopters into their operational portfolio allowing them to gain competence and positioning them for the anticipated growth associated with Brazil’s pre-salt fields. Líder also has a vast network of over 20 bases distributed strategically in Brazil including locations in Macae, Rio de Janiero, Sao Tome, Urucu and Vitória. We currently lease eight medium and two large aircraft to Líder.

•

Egypt — We own a 25% interest in Petroleum Air Services (“PAS”), an Egyptian corporation which provides helicopter and fixed wing transportation to the offshore energy industry. Additionally, spare fixed wing capacity is chartered to tourism operators. PAS owns 45 aircraft and operates from multiple locations. The remaining 75% interest in PAS is owned by Egyptian General Petroleum Corporation.

•

Malaysia — We lease five aircraft to MHS Aviation Berhad which are operated from bases in Kerteh and Bintulu and provide services to international offshore energy companies. In addition, we have a Technical Services Agreement with MHS Aviation Berhad under which we provide a number of supervisory engineers and other technical services as required.

•

Mexico — We lease 12 aircraft to Heliservicio Campeche S.A. de C.V. (“Heliservicio”) to provide helicopter services to its clients. Heliservicio services clients primarily from bases located in Mexico City, Cuidad del Carmen, Poza Rica, Tampico, Dos Bocas and Vera Cruz.

•	Russia — We operate seven large aircraft from three locations on Sakhalin Island, where we provide helicopter services to international and domestic offshore energy companies.

•

Trinidad — We operate ten medium aircraft that are used to service our clients who are primarily engaged in offshore energy activities. We have one base located at Trinidad’s airport at the Port of Spain.

•

Other — In both Equatorial Guinea and Guyana, we operate two aircraft that are used to service our clients who are engaged in offshore energy activities. We also operate two aircraft through our 51% interest in Turkmenistan Helicopters Limited, a Turkmenistan corporation that provides helicopter services to an international offshore energy company from a single location.

Bristow Academy

Bristow Academy is a leading provider of helicopter training services with 25 years of operating history and training facilities in Titusville, Florida; New Iberia, Louisiana; Carson City, Nevada and Gloucestershire, England. Bristow Academy trains students from around the world to become helicopter pilots and is approved to provide helicopter flight training at the commercial pilot and flight instructor level by both the U.S. Federal Aviation Administration (“FAA”) and the European Joint Aviation Authority (“JAA”). Bristow Academy operates 77 aircraft (including 47 owned and 30 leased aircraft) as of June 30, 2012.

Technical Services

Our technical services portion of the business provides helicopter repair services from facilities located in New Iberia, Louisiana; Redhill, England and Aberdeen, Scotland. While most of this work is performed on our own aircraft, some of these services are performed for third parties and unconsolidated affiliates.

For additional information about our business units, see Note 12 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement. For a description of certain risks affecting our business and operations, see “Risk Factors” included elsewhere in this prospectus supplement.

Clients and Contracts

The principal clients for our Helicopter Services are major integrated, national and independent offshore energy companies. The following table presents our top ten clients in fiscal year 2012 and their percentage contribution to our consolidated gross revenue during fiscal years 2012, 2011 and 2010. Any clients accounting for 10% or more of our consolidated gross revenues during such fiscal years are included in the table below.

	Fiscal Year Ended March 31,
Client Name	2012	2011	2010
Chevron	11.9%	11.3%	11.9%
BP	8.2%	8.8%	4.9%
IAC	8.1%	8.9%	8.3%
ConocoPhillips	5.5%	5.4%	4.1%
Statoil	4.7%	2.6%	2.8%
Apache	4.6%	2.1%	1.0%
Shell	4.1%	7.5%	9.7%
Exxon Mobil	2.6%	3.8%	3.6%
Nigerian Oil	2.5%	2.1%	0.1%
Talisman Energy	2.2%	3.0%	3.1%

	54.4%	55.5%	49.5%

Our helicopter contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. We also provide services to clients on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. Our charges for ad hoc services are generally based on an hourly rate, or a daily or monthly fixed fee plus additional fees for each hour flown. Generally, our ad hoc services have a higher margin than our other helicopter contracts due to supply and demand dynamics. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally reimbursed by the client.

Generally, our helicopter contracts are cancelable by the client with a notice period ranging from 30 to 180 days and in some cases up to one year. In the North America business unit, we generally enter into short-term contracts for twelve months or less. Outside of North America, contracts are longer term, which is typically between two and five years. These long term contracts generally include escalation provisions allowing annual rate increases, which may be based on a fixed dollar or percentage increase, an increase in an agreed index or our actual substantiated increased costs, which we negotiate to pass along to clients. Cost reimbursements from clients are recorded as reimbursable revenue in our consolidated statements of income.

Competition

The helicopter transportation business is highly competitive throughout the world. We compete directly against multiple providers in almost all of our regions of operation. We have several significant competitors in the North Sea, Nigeria, the U.S. Gulf of Mexico and Australia, and a number of smaller local competitors in other markets. In one of these markets, Nigeria, we have seen a recent increase in competitive pressure and new regulation that could impact our ability to win future work. Despite the new competition in Nigeria, we believe that it is difficult for additional significant competitors to enter our industry because it requires considerable capital investment, working capital, a complex system of onshore and offshore bases, personnel and operating experience. However, these requirements can be overcome with the appropriate level of client support and commitment. In addition, while not the predominant practice, certain of our clients and potential clients in the offshore energy industry perform their own helicopter services on a limited basis.

In most situations, clients charter helicopters on the basis of competitive bidding. On limited occasions, our clients renew or extend existing contracts without employing a competitive bid process. Contracts are generally awarded based on a number of factors, including price, quality of service, operational experience, record of safety, quality and type of equipment, client relationship and professional reputation. Incumbent operators typically have a competitive advantage in the bidding process based on their relationship with the client, knowledge of the site characteristics and existing facilities to support the operations. Because certain of our clients in the offshore energy industry have the capability to perform their own helicopter services, our ability to increase charter rates may be limited under certain circumstances.

Code of Business Integrity

We have adopted a Code of Business Integrity for directors, officers (including our principal executive officer, principal financial officer and chief accounting officer) and employees (our “Code”). Our Code covers topics including, but not limited to, conflicts of interest, insider trading, competition and fair dealing, discrimination and harassment, confidentiality, compliance procedures and employee complaint procedures.

Safety, Industry Hazards and Insurance

Hazards such as severe weather and mechanical failures are inherent in the transportation industry and may result in the loss of equipment and revenue. It is possible that personal injuries and fatalities may occur. We believe our air accident rate per 100,000 flight hours, which has historically been more than ten times lower than the reported global offshore energy production helicopter average data, indicates that we have consistently performed better than the industry average with respect to safety. In fiscal years 2012, 2011, and 2010, we had no accidents that resulted in any fatalities.

Our well established global safety program called “Target Zero” focuses on improved safety performance, as our safety vision is to have zero accidents, zero harm to people, and zero harm to the environment. The key components are to improve safety culture and individual behaviors and to increase the level of safety reporting by the frontline employees, increase accountability for addressing identified hazards by the operational managers and provide for independent auditing of the operational safety programs. See discussion of “Target Zero” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Overview — Our Strategy” included elsewhere in this prospectus supplement.

We maintain hull and liability insurance which generally insures us against damage to our aircraft and the related liabilities which may be incurred as a result. We also carry insurance for war risk, expropriation and confiscation of the aircraft we use in certain of our international operations. Further, we carry various other liability and property insurance, including workers’ compensation, general liability, employers’ liability, auto liability, and property and casualty coverage. We believe that our insurance program is adequate to cover any claims ultimately incurred related to property damage and liability events.

Employees

As of June 30, 2012, we employed 3,340 employees. Many of our employees are represented under collective bargaining agreements. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement. We believe that our relations with our employees are generally satisfactory.

The following table sets forth our main employee groups and status of the collective bargaining agreements:

Employee Group	Representatives	Status of Agreement	Approximate Number of Employees Covered by Agreement as of June 30, 2012

U.K. Pilots	British Airline Pilots Association (“BALPA”)	Agreement expires in March 2013.	200

U.K. Engineers and Staff	Unite	Agreement expires in March 2013.	500

Bristow Norway Pilots	Norsk Flygerforbund (“NALPA”); new union (“PARAT”) effective April 1, 2010	Collective agreement expires in March 2013.	110

Bristow Norway Engineers	Norsk Helikopteransattes Forbund (“NU of HE”)/BNTF	Agreements expire in December 2012.	80

Nigeria Junior and Senior Staff	National Union of Air Transport Employees; Air Transport Services Senior Staff Association of Nigeria	Agreements expired in April 2011. Currently in negotiations.	70

Nigeria Pilots and Engineers	Nigerian Association of Airline Pilots and Engineers	We recognize this union for representation purposes, but there is no formal commitment to negotiate remuneration.	120

North America Pilots	Office and Professional Employees International Union (“OPEIU”)	Amendable March 26, 2015.	210

Australia Pilots	Australian Federation of Air Pilots	Agreement expires in December 2012.	100

Australia Engineers and BDI Tradesmen and Staff	Australian Licensed Aircraft Engineers Association (“ALAEA”), Australian Manufacturing Union (“AMWU”) and elected employee representatives	Agreement for engineers expired in March 2012. Currently in negotiations. Other agreement expires in December 2013.	180
Governmental Regulation

United States

As a commercial operator of aircraft, our U.S. operations are subject to regulations under the Federal Aviation Act of 1958, as amended, and other laws. We carry persons and property in our helicopters under an Air Taxi Certificate granted by the FAA. The FAA regulates our U.S. flight operations and, in this respect, exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of our operations. The National Transportation Safety Board is authorized to investigate aircraft accidents and to recommend improved safety standards. Our U.S. operations are also subject to the Federal Communications Act of 1934 because we use radio facilities in our operations.

Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. and an operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. only if at least 75% of its voting interests are owned or controlled by U.S. citizens, the president of the company is a U.S. citizen, two-thirds or more of the directors are U.S. citizens and the company is under the actual control of U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of our voting interest or if any of the other requirements are not met, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act, and we may lose our ability to operate within the U.S. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. Therefore, our organizational documents currently provide for the automatic suspension of voting rights of shares of our outstanding voting capital stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. As of June 30, 2012, approximately 2,577,000 shares of our common stock, par value $.01 per share (“Common Stock”), were held of record by persons with foreign addresses. These shares represented approximately 7% of our total outstanding Common Stock as of June 30, 2012. Our foreign ownership may fluctuate on each trading day because our Common Stock and our 3% convertible Senior Notes due 2038 (“3% Convertible Senior Notes”) are publicly traded.

Also, we are subject to the regulations imposed by the U.S. Foreign Corrupt Practices Act, which generally prohibits us and our intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business.

United Kingdom

Our operations in the U.K. are subject to the Civil Aviation Act 1982 and other similar English and European Union statutes and regulations. We carry persons and property in our helicopters pursuant to an operating license issued by the Civil Aviation Authority (“CAA”). The holder of an operating license must meet the ownership and control requirements of Council Regulation 2407/92. To operate under this license, the company through which we conduct operations in the U.K., Bristow Helicopters Ltd., must be owned directly or through majority ownership by European Union nationals, and must at all times be effectively controlled by them. To comply with these restrictions, we own only 49% of the ordinary shares of Bristow Aviation, the entity that owns Bristow Helicopters Ltd. In addition, we have a put/call agreement with the other two stockholders of Bristow Aviation which grants us the right to buy all of their Bristow Aviation ordinary shares (and grants them the right to require us to buy all of their shares). Under English law, to maintain Bristow Helicopter Ltd.’s operating license, we would be required to find a qualified European Union owner to acquire any of the Bristow Aviation shares that we have the right or obligation to acquire under the put/call agreement. In addition to our equity investment in Bristow Aviation, we own deferred stock, essentially a subordinated class of stock with no voting rights, and hold subordinated debt issued by Bristow Aviation.

The CAA regulates our U.K. flight operations and exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of those operations. The CAA often imposes improved safety standards. Under the Licensing of Air Carriers Regulations 1992, it is unlawful to operate certain aircraft for hire within the U.K. unless such aircraft are approved by the CAA. Changes in U.K. or European Union statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in the U.K.

Also, we are subject to the U.K. Bribery Act which creates criminal offenses for bribery and failing to prevent bribery.

Nigeria

Our operations in Nigeria are subject to the Nigerian Content Act, which requires that oil and gas contracts be awarded to a company that is seen or perceived to have more “local content” than a “Foreign” competitor even if such company’s services are up to 10% more expensive. Additionally, the Nigerian Content Act allows the monitoring board to penalize companies that do not meet these new local content requirements up to 5% of the value of the contract. Also, the Nigerian Civil Aviation Authority has commenced the re-certification of all operators (aircraft operating companies (“AOC”) and aircraft maintenance organizations (“AMO”)) in accordance with the new Nigerian Civil Aviation Regulations. The regulations require that AMOs and AOCs be separate, independent organizations with independent accountable managers. Accordingly, in order to properly and fully embrace new regulations, we have agreed in principle to make a number of key changes to our operating model in Nigeria, while maintaining safety as our number one priority at all times. These changes are still being finalized, with the objectives of these changes being (i) allowing each of Bristow Helicopters Nigeria Ltd. (“BHNL”) and Pan African Airlines Nigeria Ltd. (“PAAN”), our two joint ventures in Nigeria, to have more autonomy over its own flight operations, (ii) providing technical aviation maintenance services through a new wholly-owned Bristow Group entity, BGI Aviation Technical Services (“BATS”), (iii) enabling BHNL and PAAN to operate freely in the market place each as a completely separate entity with its own distinct identity, management and workforce, and (iv) each of BHNL, PAAN and BATS committing to continue to apply and use all key Bristow Group standards and policies, including without limitation our Target Zero safety program, our Code of Business Integrity and our Operations Manuals. It is intended that achievement of these objectives should enable us to continue to be a successful and critical part of the Nigerian offshore energy and aviation industries.

Other

Our operations in other markets are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, we conduct some of our operations through entities in which citizens of such countries own a majority interest and we hold a noncontrolling interest, or under contracts which provide that we operate assets for the local companies and conduct their flight operations. Such contracts are used for our operations in Russia and Turkmenistan. Changes in local laws, regulations or administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

Environmental

Our operations are subject to laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. If we fail to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of a pollution event. These laws and regulations may expose us to strict, joint and several liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed. To date, such laws and regulations have not had a material adverse effect on our business, results of operations or financial condition.

Increased public awareness and concern over the environment may result in future changes in the regulation of the offshore energy industry, which in turn could adversely affect us. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and there can be no assurance as to the effect of such regulation on our operations or on the operations of our clients. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the cost of such compliance. We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. We cannot be certain, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs. Below is a discussion of the material U.S. environmental laws and regulations that relate to our business. We believe that we are in substantial compliance with all of these environmental laws and regulations.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and related state laws and regulations, strict, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances, even from inactive operations or closed facilities, that have been released into the environment. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. We currently own, lease, or operate properties and facilities that, in some cases, have been used for industrial activities for many years. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA and analogous state statutes. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial activities to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed. We have been named as a potentially responsible party in connection with certain sites. See further discussion under Item 3. “Legal Proceedings” in our fiscal year 2012 Annual Report.

In addition, since our operations generate wastes, including some hazardous wastes, we may be subject to the provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that limit the approved methods of disposal for some types of hazardous and nonhazardous wastes and require owners and operators of facilities that treat, store or dispose of hazardous waste and to clean up releases of hazardous waste constituents into the environment associated with their operations. Some wastes handled by us that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, we would become subject to more rigorous and costly operating and disposal requirements.

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the U.S. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the U.S. Environmental Protection Agency, also referred to as the EPA, or applicable state agencies. Some of our properties and operations require permits for discharges of wastewater and/or stormwater, and we have a system in place for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in the waters of the U.S. A responsible party includes the owner or operator of a facility. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the cost of removal, remediation, and damages in connection with any unauthorized discharges.

Some of our operations also result in emissions of regulated air pollutants. The Federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties.

Our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

In addition, we could be affected by future laws or regulations imposed in response to concerns over climate change. Changes in climate change concerns, or in the regulation of such concerns, including greenhouse gas emissions, could subject us to additional costs and restrictions, including compliance costs and increased energy and raw materials costs.

Our operations outside of the U.S. are subject to similar foreign governmental controls relating to protection of the environment. We believe that, to date, our operations outside of the U.S. have been in substantial compliance with existing requirements of these foreign governmental bodies and that such compliance has not had a material adverse effect on our operations. There is no assurance, however, that future expenditures to maintain compliance will not become material.

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Three Months Ended June 30,	Fiscal Year Ended March 31,
	2012	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	3.1x	2.4x	3.1x	3.4x	4.2x	4.5x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.1x	2.4x	3.1x	3.0x	3.2x	3.2x

For purposes of this table, “earnings” are defined as income from continuing operations before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. “Fixed charges” consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense deemed to be representative of interest.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain of our other indebtedness. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the documents governing such indebtedness, some of which are filed as exhibits to our reports filed with the SEC. See “Where You Can Find More Information” included elsewhere in this prospectus supplement.

7 1/2% Senior Notes due 2017 — On June 13 and November 13, 2007, we completed offerings totaling $300 million and $50 million, respectively, of 7 1/2% Senior Notes due 2017 (the “7 1/2% Senior Notes”). $50 million of the notes were issued for a premium of $0.6 million, which is being amortized over the life of the notes as a reduction of interest expense. These notes are unsecured senior obligations and rank effectively junior in right of payment to all of our existing and future secured indebtedness, rank equal in right of payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 7 1/2% Senior Notes are guaranteed by certain of our U.S. subsidiaries (the “Guarantor Subsidiaries”), which are the same subsidiaries that guaranteed the 6 1/8% Senior Notes due 2013, which were redeemed in December 2011, and are guarantors of the 3% Convertible Senior Notes (discussed below). The indenture for the 7 1/2% Senior Notes includes restrictive covenants which limit, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the Company and enter into transactions with affiliates. Interest on the 7 1/2% Senior Notes is paid on March 15 and September 15 of each year and the 7 1/2% Senior Notes mature on September 15, 2017. The 7 1/2% Senior Notes are redeemable at our option; however, any payment or re-financing of these notes prior to September 15, 2012 is subject to a make-whole premium, and any payment or re-financing is subject to a prepayment premium of 103.75%, 102.50% and 101.25% if redeemed during the twelve-month period beginning on September 15 of 2012, 2013 and 2014, respectively, after which the 7 1/2% Senior Notes are redeemable at par. Pursuant to a registration rights agreement with the holders of our 7 1/2% Senior Notes, we exchanged their notes for publicly registered notes with identical terms on March 3, 2008.

Revolving Credit Facility and Term Loan — In November 2010, we entered into a $375 million amended and restated revolving credit and term loan agreement (“Amended and Restated Credit Agreement”), which included a five-year, $175 million revolving credit facility (with a subfacility of $30 million for letters of credit) (“Revolving Credit Facility”) and a five-year, $200 million term loan (“Term Loan”). Proceeds from the Term Loan and the borrowings under the Revolving Credit Facility were used primarily to redeem the 6 1/8% Senior Notes in December 2011.

On December 22, 2011, we entered into the First Amendment to the Amended and Restated Credit Agreement (the “Amendment”). The Amendment (i) increased the commitments under the Revolving Credit Facility from $175 million to $200 million, (ii) increased our Term Loan borrowings from $200 million to $250 million, (iii) extended the maturity date of the Revolving Credit Facility and Term Loan from November 2015 to December 2016 and (iv) reduced the applicable margins and commitment fees with respect to the Revolving Credit Facility and Term Loan. Proceeds from the $50 million increase of the Term Loan were used to pay off other borrowings at higher interest rates and for general corporate purposes. Borrowings under the Term Loan are payable in quarterly installments which commenced on December 30, 2011, with $133.8 million due in December 2016. In addition, in connection with the Pending Investment and the closing of the 364-Day Term Loan Facility described below, we expect to enter into a Second Amendment to Amended and Restated Revolving Credit and Term Loan Agreement, which, among other things, permits the incurrence of the 364-Day Term Loan Facility and the granting of liens in favor of the lenders thereunder, as described below under “—364-Day Term Loan Facility.”

As amended by the Amendment, borrowings under the Revolving Credit Facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.50% per annum. The applicable margin for borrowings ranges from 0.00% to 2.25%, depending on whether the Base Rate or LIBOR is used, and is determined based on our leverage ratio pricing grid. In addition, under the Amended and Restated Credit Agreement, we are required to pay fees on the daily unused amount of the Revolving Credit Facility in an amount per annum equal to an applicable percentage, which ranges from 0.25% to 0.50% and is determined based on our leverage ratio pricing grid. Fees owed on the letters of credit issued under the Revolving Credit Facility are equal to the applicable margin for LIBOR borrowings. The interest rate was 2.24% and 2.25% as of June 30 and March 31, 2012, respectively.

Obligations under the Amended and Restated Credit Agreement are guaranteed by the Guarantor Subsidiaries and secured by the U.S. cash and cash equivalents, accounts receivable, inventories, non-aircraft equipment, prepaid expenses and other current assets, intangible assets and intercompany promissory notes held by Bristow Group Inc. and the Guarantor Subsidiaries, and 100% and 65% of the capital stock of certain of our principal domestic and foreign subsidiaries, respectively. In addition, the Amended and Restated Credit Agreement includes customary covenants, including certain financial covenants and restrictions on our ability to, among other things, incur additional indebtedness and liens; make loans, guarantees or investments; sell assets; pay dividends or repurchase our capital stock; and enter into transactions with affiliates.

During fiscal year 2012, we made payments of $80.0 million and $5.0 million to reduce our borrowings under the Revolving Credit Facility and Term Loan, respectively. Additionally, we have received loan proceeds under the Revolving Credit Facility of $109.3 million which were primarily used for aircraft purchase payments. During the three months ended June 30, 2012, we made payments of $19.3 million and $2.5 million to reduce our borrowings under the Revolving Credit Facility and Term Loan, respectively. As of June 30, 2012, we had $0.6 million in letters of credit and $40.0 million in loans outstanding under the Revolving Credit Facility. For further details on the Revolving Credit Facility and Term Loan, see Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

364-Day Term Loan Facility — In connection with our investment in Cougar as described under “Summary — Recent Developments — Pending Investment,” we expect to enter into a 364-day term loan credit agreement (“364-Day Term Loan Agreement”), which will provide for up to $225 million of term loan commitments (“364-Day Term Loan Facility”) (together with the Revolving Credit Facility and the Term Loan, referred to as our “Credit Facilities”). Term loans under the 364-Day Term Loan Facility may be made initially in connection with closing of the Pending Investment and up to two times thereafter, for a total principal amount of term loans not to exceed the term loan commitments. Proceeds from the term loan borrowings under the 364-Day Term Loan Facility are expected to be used to finance the Pending Investment and to pay costs and expenses incurred in connection therewith.

Borrowings under the 364-Day Term Loan Facility will bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.50% per annum. The applicable margin for borrowings will range from 0.00% to 2.25%, depending on whether the Base Rate or LIBOR is used, and will be determined based on our leverage ratio pricing grid. In addition, under the 364-Day Term Loan Agreement, we will be required to pay fees on the daily unused amount of the 364-Day Term Loan Facility in an amount per annum equal to an applicable percentage, which will range from 0.25% to 0.50% and will be determined based on our leverage ratio pricing grid.

Obligations under the 364-Day Term Loan Agreement will be guaranteed by the Guarantor Subsidiaries and secured on a pari passu basis by the same assets of Bristow Group Inc. and the Guarantor Subsidiaries as the obligations under the Amended and Restated Credit Agreement, subject to an intercreditor agreement to be entered into between the administrative agents under each of the agreements. In addition, the 364-Day Term Loan Agreement will include customary covenants, including certain financial covenants and restrictions substantially similar to those contained in the Amended and Restated Credit Agreement.

The closing of the 364-Day Term Loan Facility and the making of term loans thereunder are subject to the satisfaction of customary closing conditions, including the absence of a default or event of default and the accuracy in all material respects of certain representations and warranties.

3% Convertible Senior Notes due 2038 — In June 2008, we completed the sale of $115 million of 3% Convertible Senior Notes. These notes are unsecured senior obligations and rank effectively junior in right of payment to our existing and future secured indebtedness, rank equal in right of payment to all of our existing and future unsecured senior debt and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 3% Convertible Senior Notes are guaranteed by the Guarantor Subsidiaries. Interest is paid on the 3% Convertible Senior Notes on June 15 and December 15 of each year. The notes are convertible, under certain circumstances, using a net share settlement process, into a combination of cash and our common stock (“Common Stock”). As of June 30, 2012, the base conversion price of the notes was approximately $76.56, based on the base conversion rate of 13.0609 shares of Common Stock per $1,000 principal amount of convertible notes (subject to adjustment in certain circumstances, including the payment of dividends). In general, upon conversion of a note, the holder will receive cash equal to the principal amount of the note and Common Stock to the extent of the note’s conversion value in excess of such principal amount. In addition, if at the time of conversion the applicable price of our Common Stock exceeds the base conversion price, holders will receive up to an additional 8.4049 shares of our Common Stock per $1,000 principal amount of notes, as determined pursuant to a specified formula.

The notes will mature on June 15, 2038 and may not be redeemed by us prior to June 15, 2015, after which they may be redeemed at 100% of principal amount plus accrued and unpaid interest. Holders of the 3% Convertible Senior Notes may require us to repurchase any or all of their notes for cash on June 15, 2015, 2020, 2025, 2030 and 2035, or in the event of a fundamental change, as defined in the indenture for the 3% Convertible Senior Notes (including the delisting of our Common Stock and certain change of control transactions), at a price equal to 100% of the principal amount plus accrued and unpaid interest. If a holder elects to convert its notes in connection with certain fundamental changes occurring prior to June 15, 2015, we will increase the applicable conversion rate by a specified number of additional shares of Common Stock. As of June 30, 2012, the if-converted value of the 3% Convertible Senior Notes did not exceed the principal balance.

Accounting standards require that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be accounted for with a liability component based on the fair value of a similar nonconvertible debt instrument and an equity component based on the excess of the initial proceeds from the convertible debt instrument over the liability component. Such excess represents proceeds related to the conversion option and is recorded as additional paid-in capital. The liability is recorded at a discount, which is then amortized as additional non-cash interest expense over the convertible debt instrument’s remaining life. The balances of the debt and equity components as of each period presented are as follows (in thousands):

	June 30, 2012	March 31, 2012
Equity component — net carrying value	$14,905	$14,905
Debt component:
Face amount due at maturity	$115,000	$115,000
Unamortized discount	(11,531)	(12,401)

Debt component — net carrying value	$103,469	$102,599

The remaining debt discount is being amortized into interest expense over the expected three year remaining life of the 3% Convertible Senior Notes using the effective interest rate. The effective interest rate for each of fiscal years 2012, 2011 and 2010 was 6.9%. Interest expense related to our 3% Convertible Senior Notes for fiscal years 2012, 2011 and 2010 was as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Contractual coupon interest	$3,450	$3,450	$3,450
Amortization of debt discount	3,380	3,176	2,976

Total interest expense	$6,830	$6,626	$6,426

DESCRIPTION OF THE NOTES

The Company will issue the 2020 notes and the 2022 notes (together, the “notes”) as separate series of its senior debt securities, described in the accompanying prospectus, under the indenture dated June 17, 2008 (the “Base Indenture”), as supplemented by a supplemental indenture establishing the terms of the notes (together, as such may be amended, supplemented or otherwise modified from time to time, the “Indenture”), among itself, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The notes will be subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement thereof.

The 2020 notes and the 2022 notes will be two separate series of securities under the Indenture for purposes of, among other things, payments of principal and interest, Events of Default and consents to amendments to the Indenture and the notes. Our existing 3.0% Convertible Senior Notes are issued as a separate series of debt securities under the Base Indenture, and we may from time to time issue other series of debt securities under the Base Indenture in unlimited amounts.

The following description is a summary of the material provisions of the Indenture and the notes. The following summary does not purport to be a complete description of the Indenture and the notes, and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Indenture and the notes. We urge you to read the Indenture and the notes because they, and not this description, define your rights as holders of the notes. We have filed a copy of the Base Indenture as an exhibit to the registration statement which includes this prospectus supplement. As used in this “Description of the Notes,” the “Company” means Bristow Group Inc., but not any of its Subsidiaries. The definitions of certain terms used in the following summary are set forth below under “— Certain Definitions.”

Brief Description of the Notes and the Subsidiary Guarantees

The notes:

•	will be general unsecured, senior obligations of the Company;

•

will be initially issued in this offering in an aggregate principal amount of $225.0 million with respect to the 2020 notes and $200.0 million with respect to the 2022 notes, subject to our ability to issue additional notes of either series as provided in the Indenture;

•	mature on , 2020 with respect to the 2020 notes and , 2022 with respect to the 2022 notes;

•

will be issued in denominations of $2,000 and integral multiples of $1,000 thereafter; will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form;

•	will be general unsecured, senior obligations of the Company;

•	will rank equally in right of payment with any other senior Indebtedness of the Company;

•	will rank effectively junior in right of payment to any secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness;

•	will rank senior in right of payment to any subordinated Indebtedness of the Company; and

•	will be unconditionally guaranteed initially on a senior basis by all of the Company’s material domestic Restricted Subsidiaries and by certain future Restricted Subsidiaries.

The Subsidiary Guarantees:

•	will be general unsecured, senior obligations of the Guarantors;

•	will rank equally in right of payment with any other senior Indebtedness of the Guarantors;

•	will rank effectively junior in right of payment to any secured Indebtedness of the Guarantors, to the extent of the value of the assets securing such Indebtedness; and

•	will rank senior in right of payment to any future subordinated Indebtedness of the Guarantors.

Not all of our Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Guarantors generated approximately 22% and 21% of our operating revenue for the three months ended June 30, 2012 and fiscal year ended March 31, 2012, respectively, approximately 52% and 60% of operating income in the three months ended June 30, 2012 and fiscal year ended March 31, 2012 respectively, and held approximately 37% of our consolidated assets as of June 30, 2012. As of June 30, 2012, on an as adjusted basis after giving effect to this offering and our use of proceeds therefrom, the notes and the Subsidiary Guarantees would have ranked effectively junior in right of payment to $271.0 million of Indebtedness and other liabilities, including trade payables, of our non-guarantor Subsidiaries.

As of the Initial Issuance Date, all of the Company’s Subsidiaries are Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, and Additional Amounts, if any, on the notes at the office or agency designated the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered address as it appears in the Registrar’s books. We have initially designated the corporate trust office or agency of the Trustee in New York, New York to act as our Paying Agent and Registrar: We may, however, change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and Additional Amounts, if any, on, each note in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes, and all references to “holders” in this “Description of Notes” are to registered holders unless otherwise indicated.

Principal, Maturity and Interest

The Company will issue $225.0 million in aggregate principal amount of the 2020 notes and $200.0 million in aggregate principal amount of the 2022 notes in this offering. The Company may issue additional notes of either series from time to time after this offering. Any offering of additional notes is subject to the covenant described below under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes of a series and any additional notes of that series subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The 2020 notes will mature on                 , 2020 and the 2022 notes will mature on                 , 2022.

Interest on the 2020 notes will accrue at the rate of     % per annum and interest on the 2022 notes will accrue at the rate of     % per annum, and in each case, will be payable semi-annually in arrears on                 and                 commencing on                 , 2013. The Company will make each interest payment to the holders of record on the             and             immediately preceding the applicable interest payment date.

Interest on the notes will accrue from the Initial Issuance Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of at least $10 million principal amount of the notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Amounts, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will initially be made at the corporate trust office or agency of the Trustee within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Payment of Additional Amounts by a Foreign Successor Issuer

In the event that the Company is succeeded by an entity organized or existing in a Permitted Foreign Jurisdiction as permitted by the covenant described below under “— Certain Covenants — Merger, Consolidation or Sale of Assets” and if any deduction or withholding for, or on account of, any Taxes (as defined below) imposed or levied by or on behalf of (1) any jurisdiction in which we (which, for purposes of this discussion, refers to the Person succeeding us) or any Guarantor, are then incorporated, engaged in business, organized or otherwise resident or treated as resident for tax purposes or any political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of us (including, without limitation, the jurisdiction of any paying agent) (each of (1) and (2), a “Tax Jurisdiction” which, for the avoidance of doubt, shall not include the United States, any state thereof or the District of Columbia), will at any time be required to be made from any payments made under or with respect to the notes, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, we will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder or beneficial owner of notes after such withholding, deduction or imposition (including any such withholding, deduction or imposition from such Additional Amounts) will equal the respective amounts that would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

(1)	any Taxes to the extent such Taxes would not have been imposed but for the holder or the beneficial owner of the notes being a citizen or resident or national of, or incorporated in, the relevant Tax Jurisdiction in which such Taxes are imposed or having any other present or former connection with the relevant Tax Jurisdiction other than the mere acquisition, holding, exercise or enforcement of rights, or receipt of payment in respect of the notes;

(2)	any Taxes to the extent such Taxes are imposed or withheld as a result of the failure of the holder of the note or beneficial owner of the notes to comply, to the extent such holder is legally entitled, with any reasonable written request, made by us or any Guarantor to that holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, to provide information concerning the nationality, residence or identity of such holder or beneficial owner or to make any valid and timely declaration or similar claim or satisfy any certification information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to any exemption from or reduction in all or part of such Taxes;

(3)	any Taxes to the extent such Taxes were imposed as a result of the presentation of a note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30 day period);

(4)	any estate, inheritance, gift, sale, personal property or similar Taxes;

(5)	any Taxes payable other than by deduction or withholding from payments under, or with respect to, the notes; or

(6)	any combination of items (1) through (5) above.

For purposes of this discussion, “Taxes” means any present or future tax, duty, assessment, or other governmental charge of whatever nature imposed, levied, collected, withheld or assessed, including any penalties and interest related thereto.

We also will not pay any Additional Amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof, would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the note.

In addition to the foregoing, if the Company is succeeded by a an entity organized or existing in a Permitted Foreign Jurisdiction as permitted by the covenant described below under “— Certain Covenants — Merger, Consolidation or Sale of Assets,” we or a Guarantor, as applicable, will also pay and indemnify the holder for any present or future stamp, issue, registration, value added, court or documentary Taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and any other reasonable expenses related thereto) or Taxes which are levied by any Tax Jurisdiction on the execution, delivery, registration or enforcement of any of the notes, the Indenture, any Subsidiary Guarantee, or any other document or instrument referred to therein or the receipt of payments with respect thereto.

If we or any Guarantor become obligated to pay Additional Amounts with respect to any payment under or with respect to the notes or any Subsidiary Guarantee, we or any Guarantor, as applicable, will deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case we will notify the Trustee promptly after such obligation arises (and in any event within five Business Days thereof)) an officers’ certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The officers’ certificate must also set forth any other information reasonably necessary to enable the paying agents to pay Additional Amounts to holders on the relevant payment date. The Trustee shall be entitled to rely solely on such officers’ certificate as conclusive proof that such payments are necessary. We or any Guarantor, as applicable, will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

We or any Guarantor, as applicable, will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. Upon request, we or any Guarantor, as applicable, will provide to the Trustee an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee evidencing the payment of any Taxes so deducted or withheld and will attach to each official receipt or other documentation an officers’ certificate stating the amount of such Taxes paid per $1,000 principal amount of the notes then outstanding. Upon request, copies of those official receipts or other documentation, as the case may be, will be made available by the Trustee to the holders of the notes.

We and the Guarantor, jointly and severally, will reimburse the holders of the notes, upon written request of such holder of notes and appropriate proof of payment for the amount of (i) any Taxes levied or imposed by a Tax Jurisdiction and payable by such holder or the applicable beneficial owner in connection with payments made under or with respect to the notes held by such holder or any note guarantee; and (ii) any Taxes levied or imposed with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by the applicable beneficial owner after such reimbursement will not be less than the net amount such beneficial owner would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the holder or beneficial owner of the notes would not have been eligible to receive payment of Additional Amounts hereunder by virtue of clauses (1) through (5) above or to the extent such holder or beneficial owner received Additional Amounts with respect to such payments.

Whenever in the Indenture, the notes, or in this “Description of the Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under, or with respect to, any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive termination, defeasance or discharge of the Indenture, any transfer by a holder or beneficial owner of its notes and will apply mutatis mutandis to any jurisdiction in which any successor person to us or any Guarantor is incorporated, engaged in business or resident for tax purposes or any jurisdiction from or through which such person makes any payment on the notes (or any Subsidiary Guarantee) and any department or political subdivision thereof or therein.

Redemption for Changes in Taxes

The Company (which, for purposes of this discussion refers to a Person succeeding us that is organized or existing in a Permitted Foreign Jurisdiction) may redeem the notes of a series, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days’ prior notice to the holders of the notes of such series (which notice will be irrevocable and given in accordance with the procedures described in “— Selection and Notice”), at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed by us for redemption (a “Tax Redemption Date”) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof), if on the next date on which any amount would be payable in respect of the notes of such series, the Company is or would be required to pay Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available (including, for the avoidance of doubt, the appointment of a new paying agent), and the requirement arises as a result of:

(1)

any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the relevant Tax Jurisdiction (as defined above) affecting taxation, which change or amendment has not been publicly announced before and which becomes effective on or after the date on which the Tax

Jurisdiction imposing the relevant withholding or deduction became the applicable Tax Jurisdiction under the Indenture; or

(2)	any change in, or amendment to, the existing official position regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation has not been publicly announced before and becomes effective on or after the date on which the Tax Jurisdiction imposing the relevant withholding or deduction became the applicable Tax Jurisdiction under the Indenture).

In the case of Additional Amounts required to be paid as a result of our conducting business other than in the place of our organization, such amendment or change must be announced and become effective on or after the date in which we begin to conduct business giving rise to the relevant withholding or deduction.

We will not give any such notice of redemption earlier than 60 days prior to the earliest date on which we would be obligated to make such payment or withholding if a payment in respect of the notes of such series were then due, and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Prior to the publication or, where relevant, mailing of any notice of redemption of such notes pursuant to the foregoing, we will deliver to the Trustee an opinion of independent tax counsel, the choice of such counsel to be subject to the prior written approval of the Trustee (such approval not to be unreasonably withheld) to the effect that there has been such change or amendment which would entitle us to redeem such notes hereunder. In addition, before we publish or mail notice of redemption of such notes as described above, we will deliver to the Trustee an officers’ certificate to the effect that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us.

The Trustee will accept, and will be entitled to rely solely on, such officers’ certificate and Opinion of Counsel as conclusive proof of the existence and satisfaction of the conditions precedent as described in the immediately preceding paragraph, in which event such satisfaction of the conditions precedent will be conclusive and binding on the holders.

For the avoidance of doubt, the implementation of European Council Directive 2003/48/EC on any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to, such directive will not be a change or amendment for such purposes.

Subsidiary Guarantees

The Company’s payment obligations under the notes will be jointly and severally guaranteed (the “Subsidiary Guarantees”) by all of the Company’s present material domestic and certain future Restricted Subsidiaries (the “Guarantors”). The Guarantors will be the same Subsidiaries that currently guarantee the Company’s 7 1/2% Senior Notes due 2017 and 3.00% Convertible Senior Notes due 2038 and our existing senior credit facility. In the circumstances described under “— Certain Covenants — Additional Subsidiary Guarantees,” the Indenture will require certain of the Company’s Subsidiaries to execute supplements to the Indenture providing for Subsidiary Guarantees. The obligations of each Guarantor under its Subsidiary Guarantee will be a general unsecured obligation of such Guarantor, ranking equal in right of payment with all other senior Indebtedness of such Guarantor and senior in right of payment to any subordinated Indebtedness of such Guarantor.

No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), whether or not affiliated with such Guarantor, unless

(1) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall execute a supplement to the Indenture providing for a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture; and

(2) immediately after giving effect to such transaction, no Default or Event of Default exists.

In the event of a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor owned by the Company or its Subsidiaries to a person other than the Company or a Restricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee; provided, however, that the Net Proceeds of such sale or disposition are applied in accordance with the applicable provisions of the Indenture. See “— Certain Covenants — Limitation on Asset Sales”. Upon legal defeasance or covenant defeasance, or upon satisfaction and discharge of the Indenture, each Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. In addition, in the event the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture. Furthermore, provided no Default or Event of Default has occurred and is continuing a Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee (i) upon the liquidation or dissolution of such Guarantor; or (ii) at such time as such Guarantor ceases both (x) to be a Significant U.S. Subsidiary and (y) to be an obligor with respect to any Indebtedness the incurrence of which resulted in or would result in the obligation of such Guarantor to guarantee the notes under the Indenture.

Optional Redemption

2020 Notes

On and after             , 2016, the 2020 notes will be subject to redemption on one or more occasions at the option of the Company, in whole or in part at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, to the applicable redemption date (subject to the rights of holders of the 2020 notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on             of the years indicated below:

Year	Percentage
2016		%
2017		%
2018 and thereafter	100.000%

On or prior to                 , 2015 the Company may on one or more occasions redeem up to 35% of the aggregate principal amount of the 2020 notes (including any additional 2020 notes issued after the Initial Issuance Date) at a redemption price equal to     % of the principal amount of the notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date (subject to the rights of holders of the 2020 notes on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of one or more Qualified Equity Offerings, provided that:

(1) at least 65% of the aggregate principal amount of 2020 notes (including any additional 2020 notes) issued remains outstanding immediately after the occurrence of each such redemption; and

(2) each such redemption occurs within 180 days of the date of the closing of each such Qualified Equity Offering.

Prior to                 , 2016, the Company may at its option on one or more occasions redeem all or part of the 2020 notes at a redemption price equal to 100% of the principal amount of the 2020 notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, the redemption date (subject to the rights of holders of the 2020 notes on the relevant record date to receive interest due on the relevant interest payment date).

2022 Notes

On and after             , 2017, the 2022 notes will be subject to redemption on one or more occasions at the option of the Company, in whole or in part at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, to the applicable redemption date (subject to the rights of holders of the 2022 notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on                 of the years indicated below:

Year	Percentage
2017		%
2018		%
2019		%
2020 and thereafter	100.000%

On or prior to                 , 2015, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including any additional 2022 notes issued after the Initial Issuance Date) at a redemption price equal to     % of the principal amount of the notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date (subject to the rights of holders of the 2022 notes on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of one or more Qualified Equity Offerings, provided that:

(1) at least 65% of the aggregate principal amount of 2022 notes (including any additional 2022 notes) issued remains outstanding immediately after the occurrence of each such redemption; and

(2) each such redemption occurs within 180 days of the date of the closing of each such Qualified Equity Offering.

Prior to                 , 2017, the Company may at its option on one or more occasions redeem all or part of the 2022 notes at a redemption price equal to 100% of the principal amount of the 2022 notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, the redemption date (subject to the rights of holders of the 2022 notes on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a note at any redemption date, the greater of:

(1) 1.00% of the principal amount of such note; and

(2) the excess of:

(A) the present value at such redemption date of (1) the redemption price of such note on                 , 2016 (in the case of the 2020 notes) or                 , 2017 (in the case of the 2022 notes) (such redemption price being described in the table above applicable to such notes, exclusive of any accrued and unpaid interest and Additional Amounts, if any) plus (2) all required remaining scheduled interest payments due on such note through                 , 2016 (in the case of the 2020 notes) or                 , 2017 (in the case of the 2022 notes) (but excluding accrued and unpaid interest and Additional Amounts, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate with respect to such notes as of such redemption date plus 50 basis points; over

(B) the principal amount of such note on such redemption date.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal

Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to                 , 2016 (in the case of the 2020 notes) or                 , 2017 (in the case of the 2022 notes); provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to                 , 2016 (in the case of the 2020 notes) or                 , 2017 (in the case of the 2022 notes), is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Selection and Notice

If less than all of the notes a series are to be redeemed at any time, selection of notes of that series for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate or require unless otherwise required by law or applicable stock exchange or depositary requirements; provided, however, that no notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes of the series to be redeemed at its registered address. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

Except as set forth below under “— Repurchase at the Option of Holders,” or “— Certain Covenants —Limitation on Asset Sales,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes or to repurchase the notes at the option of the holders.

Repurchase at the Option of Holders

If a Change of Control Trigger Event with respect to the notes of a series occurs, the Company will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each holder’s notes of such series at an offer price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”). Within 30 days following a Change of Control Trigger Event with respect to the notes of a series, the Company will mail a notice to each holder of notes of such series and the Trustee describing the transaction that constitutes the Change of Control Trigger Event and offering to repurchase notes of such series on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control Trigger Event. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of compliance with such laws and regulations.

On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes of the applicable series or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered and not withdrawn the Change of Control Payment for such notes (or if all notes are then in global form, make such payment through the facilities of DTC), and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note of the applicable series equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If the Change of Control Payment Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no other interest will be payable to holders who tender pursuant to the Change of Control Offer.

Except as described above with respect to a Change of Control Trigger Event, the Indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the notes, but that would not constitute a Change of Control.

The occurrence of a Change of Control may result in a default under the Credit Facilities or future Indebtedness of the Company and its Subsidiaries and give the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder. The Company’s ability to repurchase notes following a Change of Control Trigger Event may also be limited by the Company’s then existing financial resources.

The Company will not be required to make a Change of Control Offer with respect to a series of notes following a Change of Control Trigger Event if (1) a third party makes the Change of Control Offer with respect to such series in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption with respect to all outstanding notes of such series has been given pursuant to the Indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

In the event that not less than 90% of the aggregate principal amount of the then outstanding notes of a series are properly tendered and not withdrawn under a Change of Control Offer and the Company purchases all such notes, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the Change of Control Payment Date, to redeem all of the notes of such series that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the notes of such series that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis). Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the properties or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above. In addition, under a recent Delaware court decision, holders of notes may not be entitled to require the Company to repurchase notes in circumstances involving a change of our Board of Directors, including in a hostile proxy contest, if our Board of Directors approves a dissident slate of directors for purposes of the Indenture even though it does not endorse them for other purposes.

A “Change of Control Trigger Event” with respect to a series of notes means the occurrence of both a Change of Control and, during the period beginning on the earlier of (i) the date of the first public notice or announcement with respect to a Change of Control and (ii) the occurrence of a Change of Control, and, in either case, ending 90 days after the occurrence of such Change of Control, a Ratings Event with respect to such series.

A “Change of Control” means any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company; or

(4) the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;

provided, however, that with respect to clauses (1) and (3) above, a transaction in which the Company becomes a direct or indirect wholly owned Subsidiary of another Person (other than a Person that is an individual) or directly or indirectly sells, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), to such Person or a direct or indirect wholly owned Subsidiary thereof shall not constitute a Change of Control if:

(a)	the holders of the Voting Stock of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of such Person immediately following the consummation of such transaction; and

(b)	immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Initial Issuance Date or (b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Ratings Event” means a reduction in the rating assigned to a series of notes by either Moody’s or S&P to a rating below the rating assigned by such agency to the notes of such series as of the Initial Issuance Date.

Certain Covenants

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or make any similar payment to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the notes or any Subsidiary Guarantee (excluding (a) any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, (b) the purchase, redemption, defeasance or other acquisition of Indebtedness that is subordinated to the notes or to any Subsidiary Guarantee purchased, redeemed, defeased or otherwise acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year after the date of purchase, redemption, defeasance or acquisition, and (c) any payment of principal at the Stated Maturity thereof); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Initial Issuance Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8) and (9) but including, without duplication, Restricted Payments permitted by clause (1) of the next succeeding paragraph), is less than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2012 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities and property constituting Additional Assets, in each case received by the Company subsequent to the Initial Issuance Date (i) as a contribution to its common equity capital or

(ii) from the issue or sale since the Initial Issuance Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than (x) any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary, unless such loans have been repaid with cash on or prior to the date of determination, and (y) Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock); plus

(C) with respect to any Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person after the June 13, 2007:

(i)	to the extent that after the Initial Issuance Date, any such Restricted Investment is sold or otherwise disposed of (other than to the Company or a Subsidiary), liquidated, repurchased, redeemed, or repaid, an amount equal to the lesser of (x) the aggregate amount received by the Company or any Restricted Subsidiary in cash or other property (valued at the Fair Market Value thereof) as the return of capital with respect to such Investment and (y) the amount of the Restricted Investment; plus

(ii)	with respect to any such Restricted Investment in a Person that, after the Initial Issuance Date, becomes a Restricted Subsidiary or is merged or consolidated with the Company or a Restricted Subsidiary, an amount equal to the lesser of (x) the amount of the Company’s or any Restricted Subsidiary’s Restricted Investment in such Person prior to the time it became a Restricted Subsidiary or the time of such merger or consolidation, and (y) the Fair Market Value of the Company’s Restricted Investment in such Person at such time; plus

(iii)	to the extent that after the Initial Issuance Date any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary or is merged or consolidated with or into, or transfers or otherwise disposes of its properties or assets to, or is liquidated into, the Company or any Restricted Subsidiary, the lesser of (x) the Fair Market Value of the Restricted Investment made by the Company or any of its Restricted Subsidiaries in such Subsidiary (or the property or assets disposed of, as applicable) as of the date of such redesignation, merger, consolidation, transfer, disposition or liquidation and (y) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date; plus

(D) 100% of the aggregate net cash proceeds received by the Company from the issue or sale of debt securities of the Company that are outstanding on the Initial Issuance Date and that have been converted into Equity Interests of the Company on or after the Initial Issuance Date; plus

(E) the amount available for the payment of Restricted Payments, as of the Initial Issuance Date, under Section 4.07(c) of the indenture governing the Company’s 7 1/2% Senior Notes due 2017 (the foregoing totaling approximately $550.0 million as of the date of this prospectus supplement).

The preceding provisions of this covenant will not prohibit any of the following:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of, the Company (other than any Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Company or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), or from the substantially concurrent contribution of common equity capital to the Company, with a sale or contribution being deemed substantially concurrent if such Restricted Payment occurs not more than 120 days after such sale or contribution; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from clause (4) (c)(B) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness subordinated to the notes or the Subsidiary Guarantees with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Restricted Subsidiaries (and if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other holders of its Capital Stock on a pro rata basis;

(5) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee, officer or director of the Company or any of its Restricted Subsidiaries; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $3.0 million in any calendar year (with any portion of such $3.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount) plus, to the extent not previously applied or included, (i) the net cash proceeds received by the Company or any of its Restricted Subsidiaries from sales of Equity Interests (other than Disqualified Stock) to employees or directors of the Company or its Restricted Subsidiaries that occur after the Initial Issuance Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (4)(c)(B) of the first paragraph of this covenant) and (ii) the net cash proceeds of key man life insurance policies received by the Company or any of its Restricted Subsidiaries after the Initial Issuance Date;

(6) the purchase, redemption or other acquisition or retirement for value of (i) Equity Interests by the Company in connection with the exercise of stock options, stock appreciation rights, warrants or other rights to acquire Equity Interests by way of cashless exercise or (ii) Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(7) any purchase, redemption, defeasance or other acquisition or retirement of any Indebtedness subordinated to the notes or the Subsidiary Guarantees from Net Proceeds from an Asset Sale or in the event of a Change of Control, in each case only if prior to or simultaneously with such purchase, redemption, defeasance or other acquisition or retirement, the Company has made the Asset Sale Offer or Change of Control Offer, as applicable, as provided in the covenant described under “— Limitation on Asset Sales” or “— Repurchase at the Option of Holders”, as applicable, with respect to the notes and has completed the repurchase or redemption of all notes validly tendered for payment in connection with such Asset Sale Offer or Change of Control Offer;

(8) cash payments in lieu of the issuance of fractional shares;

(9) other Restricted Payments in an aggregate amount not to exceed the greater of (i) $75.0 million and (ii) 2.5% of Consolidated Net Tangible Assets, determined as of the date each such Restricted Payment is made.

For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1)-(9) or as a Permitted Investment, the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the Fair Market Value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined, in the case of amounts under $40.0 million, by an officer of the Company and, in the case of amounts greater than or equal to $40.0 million, by the Board of Directors of the Company, whose resolution with respect thereto will be delivered to the Trustee.

Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness, the Company will not, and will not permit any Guarantor to, issue any Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of Preferred Stock; provided, however, that the Company and its Restricted Subsidiaries may incur Indebtedness, the Company and any Guarantor may issue Disqualified Stock, and any Restricted Subsidiaries of the Company that are not Guarantors may issue any shares of Preferred Stock, if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness, Disqualified Stock or Preferred Stock had been incurred or issued, as the case may be, at the beginning of such four-quarter period.

The foregoing provisions will not prohibit:

(1) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $750.0 million (or the equivalent thereof in any other currency or currency unit) and (ii) 30% of Consolidated Net Tangible Assets, determined as of the date of each such incurrence;

(2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Company and its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculation;

(4) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness represented by the notes (other than additional notes), the Subsidiary Guarantees and the Indenture;

(5) guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary incurred in accordance with the provisions of the Indenture;

(6) the incurrence of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, provided that any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the

Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, provided, however:

(a)	if the Company is the obligor on such Indebtedness and a Guarantor is not the obligee, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

(b)	if a Guarantor is the obligor on such Indebtedness and the Company or a Guarantor is not the obligee, such Indebtedness is expressly subordinated in right of payment to the Subsidiary Guarantee of such Guarantor,

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of the Company or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was permitted by the Indenture to be incurred (other than pursuant to clause (1), (6), (11) and (14) of this covenant);

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property used in the business of the Company or such Restricted Subsidiary in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $125.0 million and (ii) 5% of Consolidated Net Tangible Assets, determined as of the date of each such incurrence;

(10) Indebtedness of a Restricted Subsidiary outstanding on the date on which such Restricted Subsidiary, or assets relating to such Indebtedness, were acquired by the Company or any of its Restricted Subsidiaries, or Indebtedness incurred by the Company or a Restricted Subsidiary to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary becomes a Restricted Subsidiary or is otherwise acquired by, or such assets are acquired by, the Company or any of its Restricted Subsidiaries; provided, however, that at the time such Restricted Subsidiary is acquired by the Company or on the date of such asset acquisition, as applicable, the Consolidated Interest Coverage Ratio for the Company’s most recent four quarters for which internal financial statements are available, after giving pro forma effect to the acquisition and the incurrence of any related Indebtedness, would be (a) at least 2.0 to 1.0 or (b) equal to or greater than the Consolidated Interest Coverage Ratio determined for such four quarter period without giving effect to such acquisition and incurrence of Indebtedness;

(11) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, holdbacks, earn outs or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(13) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Company and the Restricted Subsidiaries; and

(14) in addition to the items referred to in clauses (1) through (13) above, the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount which, when taken together with the aggregate principal amount of all other Indebtedness incurred pursuant to this clause (14) and then outstanding, will not exceed the greater of (i) $300.0 million and (ii) 12% of Consolidated Net Tangible Assets, determined as of the date of each such incurrence.

The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the Subsidiary Guarantee of such Guarantor, as the case may be, on substantially the same terms as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the categories of Indebtedness described in the second paragraph of this covenant or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will be permitted to divide or classify such item of Indebtedness on the date of incurrence (or later classify, redivide or reclassify such Indebtedness, in its sole discretion), in any manner that complies with this covenant;

(2) any Indebtedness under Credit Facilities on the Initial Issuance Date shall be considered incurred under the first paragraph of this covenant;

(3) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Company or a Guarantor will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) and the liquidation preference thereof;

(5) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(7) the reclassification of any lease or other liability of the Company or any of its Restricted Subsidiaries as Indebtedness due to a change of accounting principles after the Initial Issuance Date will not be deemed an incurrence of Indebtedness for purposes of this covenant.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any

Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any property or asset now owned or hereafter acquired, except Permitted Liens, to secure (a) any Indebtedness of the Company or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the notes are equally and ratably secured, or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantees are equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the notes or the Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the notes or the Subsidiary Guarantees.

Any Lien on any property or assets of the Company or any of its Restricted Subsidiaries created for the benefit of the holders of the notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged at such time as there are no other Liens of any kind, except Permitted Liens, on such property or assets securing Indebtedness.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (b) pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

(a)(i) agreements governing the Credit Facilities, any instrument governing Existing Indebtedness or any other agreement or instrument, each as in effect on the Initial Issuance Date, (ii) agreements governing Indebtedness permitted to be incurred under the provisions of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock,” and (iii) any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of the agreements and instruments referred to in clauses (i) and (ii) or the Indebtedness to which those agreements relate; provided that, in the case of clauses (ii) and (iii), the encumbrances and restrictions therein are not materially more restrictive, taken as a whole, than those contained in (x) the Indenture and the notes or (y) agreements or instruments in effect on the Initial Issuance Date, in each case as determined by the Company in its reasonable and good faith judgment;

(b) the Indenture and the notes;

(c) applicable law, rule, regulation or order or similar restriction;

(d) any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(e) customary non-assignment provisions in contracts and leases entered into in the ordinary course of business and consistent with past practices;

(f) any mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent the encumbrances or restrictions they contain restrict the transfer of the properties or assets subject to such mortgages, pledges or other security agreements;

(g) agreements governing purchase money obligations, mortgage financings and Capital Lease Obligations incurred in compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock,” in each case that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the properties or assets financed thereby;

(h) any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its properties or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or properties or assets of such Restricted Subsidiary (or the properties or assets that are subject to such restriction) pending the closing of such sale or disposition;

(i) customary provisions in bona fide contracts for the sale of properties or assets;

(j) customary provisions in joint venture agreements and similar agreements that restrict the transfer of interests in the joint venture;

(k) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, agreements governing Sale/Leaseback Transactions, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into (i) in the ordinary course of business or (ii) with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(l) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business;

(m) encumbrances or restrictions with respect to property under a charter, lease or other agreement that has been entered into in the ordinary course for the employment, charter or other hire of such property;

(n) any agreement or instrument relating to any property or assets acquired after Initial Issuance Date in effect at the time of such acquisition, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisition;

(o) the issuance of Preferred Stock by a Restricted Subsidiary of the Company or the payment of dividends thereon in accordance with the terms thereof; provided that the terms of such Preferred Stock do not expressly restrict the ability of a Restricted Subsidiary of the Company to pay dividends or make any other distributions on its Equity Interests (other than requirements to pay dividends or liquidation preferences on such Preferred Stock prior to paying any dividends or making any other distributions on such other Equity Interests); and

(p) agreements governing Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Company in its reasonable and good faith judgment.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (provided such Fair Market Value shall be determined (x) as of the date of contractually agreeing to such Asset Sale and (y) in good faith by an officer of the Company or, if the consideration with respect to such Asset Sale exceeds $40.0 million, the Board of Directors of the Company) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by the Company or its Restricted Subsidiaries in the Asset Sale and all other Asset Sales since the Initial Issuance Date is in the form of cash, Cash Equivalents or Marketable Securities; provided, however, that the amount of

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or assumption agreement that releases the Company or such Restricted Subsidiary from further liability shall be deemed to be cash for purposes of this provision; and

(b)	any securities, notes or other obligations (other than Marketable Securities) received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days after such Asset Sale by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) shall be deemed to be cash for purposes of this provision;

provided that in the case of any Asset Sale pursuant to a condemnation, appropriation or similar taking, including by deed in lieu of condemnation, such Asset Sale shall not be required to satisfy the requirements of items (1) and (2) above.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds to any combination of the following:

(1) permanently repay the principal of any senior Indebtedness of the Company or any Restricted Subsidiary; or

(2) to acquire or invest in (including by way of a purchase of assets or stock, merger, consolidation or otherwise) Productive Assets or to make a capital expenditure;

provided that the requirements of clause (2) above will be deemed to be satisfied if an agreement committing to make the acquisitions, investments or expenditures referred to above is entered into by the Company or any of its Restricted Subsidiaries within 365 days after the receipt of such Net Proceeds with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment in accordance with such agreement within 180 days after such 365-day period, and if such Net Proceeds are not so applied within such 180-day period, then such Net Proceeds will constitute Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings, including borrowings under the Credit Facilities, or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will be deemed to constitute “Excess Proceeds.” On the 366th day after the Asset Sale (or, at the Company’s option, such earlier date), if the aggregate amount of Excess Proceeds exceeds $50.0 million, the Company will be required to make an offer (an “Asset Sale Offer”) to all holders of notes and, to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Sale (“Pari Passu Notes”), to purchase the maximum principal amount of notes and any such Pari Passu Notes to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes and Pari Passu Notes, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable. To the extent that the aggregate principal amount of notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to repurchase, the Company may use any remaining Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate principal amount of notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount that the Company is required to repurchase, the Trustee shall select the notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and Pari Passu Notes (except that any notes represented by a note in global form will be selected by such method as DTC or its nominee or successor may require or, where the nominee or successor is the Trustee, a method that most nearly approximates pro rata selection as the Trustee deems fair and appropriate), based on the amounts tendered or required to be redeemed (with such adjustments as may be deemed appropriate by the Company so that only notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

If the Asset Sale Offer purchase date is on or after an interest payment record date and on or before the related interest payment, any accrued and unpaid interest and Additional Amount, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no other interest will be payable to holders who tender notes pursuant to the Asset Sale Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of compliance with such laws and regulations.

Merger, Consolidation or Sale of Assets

The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person, unless:

(1) the Company is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is (i) a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (ii) an entity organized or existing under the laws of a Permitted Foreign Jurisdiction;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company), or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company, either (i) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under “— Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Consolidated Interest Coverage Ratio of the Company or the Person formed by or surviving such transaction (if other than the Company) or to which such disposition shall have been made, calculated for the most recent four quarter period for which internal financial statements of the Company are available, after giving pro forma effect to such transaction and any related incurrence of Indebtedness, is (a) at least 2.0 to 1.0 or (b) equal to or greater than the Consolidated Interest Coverage Ratio of the Company determined for such period without giving effect to such transaction and incurrence of Indebtedness;

(5) in the case of clause (1)(b)(ii) above, in the event that the Person formed by or surviving such transaction is organized in a jurisdiction that is different from the jurisdiction in which the obligor on the notes was organized immediately before giving effect to the transaction:

(a)	such Person has delivered to the Trustee an opinion of counsel satisfactory to the Trustee stating (i) that the obligations of such Person under the Indenture are enforceable under the laws such Permitted Foreign Jurisdiction of its formation subject to customary exceptions and (ii) the holders of notes will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and except as may result from a change in the source of any interest income, will be subject to U.S. federal income tax on the same amount and at the same times as would have been the case if such transaction had not occurred;

(b)	such Person has agreed in writing to submit to New York jurisdiction and appoints an agent for the service of process in New York, each under terms reasonably satisfactory to the Trustee; and

(c)	the Company’s Board of Directors or the comparable governing body of the Person formed by or surviving such transaction determines in good faith that such transaction will not adversely affect the interests of the holders of notes in any material respect and a board resolution to that effect is delivered to the Trustee; and

(6) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clause (4) shall no longer be applicable from and after the occurrence of any Investment Grade Rating Event.

For purposes of this covenant, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, which properties or assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties or assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any properties or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary in arm’s-length dealings with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary; and

(2)	the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with clause (1) above; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, in addition to the officers’ certificate referred to above, a resolution of the Board of Directors of the Company approved by a majority of the disinterested members thereof;

provided that the requirements of clause (2) above are not applicable to any Affiliate Transactions in the ordinary course of business with an Affiliate engaged in the business of providing helicopter transportation services to the oil and gas industry or helicopter search and rescue services (or a business that is reasonably complementary or related to the foregoing).

The following shall be deemed not to be Affiliate Transactions:

(A) any employment agreement, employee benefit plan, any other employee compensation plan or arrangement, officer or director indemnification agreement, severance agreement, consulting agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, and payments, awards, grants or issuance of securities pursuant thereto;

(B) transactions between or among the Company and its Restricted Subsidiaries;

(C) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture;

(D) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $2.0 million outstanding at any one time;

(E) customary compensation, indemnification and other benefits made available to officers, directors, employees or consultants of the Company or a Restricted Subsidiary or Affiliate of the Company, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(F) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or indirectly, an Equity Interest in, or otherwise controls, such Person;

(G) any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee an opinion from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(H) sales of Equity Interests (other than Disqualified Stock) to, or receipt of capital contributions from, Affiliates of the Company; and

(I) transactions pursuant to agreements or arrangements in effect on the Initial Issuance Date that are described in the prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, is not materially more disadvantageous to the Company and its Restricted Subsidiaries, taken as a whole, than the agreement or arrangement in existence on the Issuance Date.

Additional Subsidiary Guarantees

The Indenture will provide that :

(1) if the Company or any of its Restricted Subsidiaries shall, after the Initial Issuance Date, acquire or create another Significant U.S. Subsidiary, or

(2) if, after such date, any Restricted Subsidiary that is not a Guarantor shall incur any Indebtedness (including any guarantee of Indebtedness of the Company) except Permitted Non-Guarantor Indebtedness, then such newly acquired or created Significant U.S. Subsidiary, in the case of clause (1) above, or such Restricted Subsidiary described in clause (2) above, shall, within 30 days thereof, execute a supplement to the Indenture providing for a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture.

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will furnish to the Trustee and the holders of notes (or, to the extent permitted by the Commission, file with the Commission for public availability), within the time periods specified in the Commission’s rules and regulations, taking into account any extension of time, deemed filing date or safe harbor contemplated or provided for by Rule 12b-25 under the Exchange Act:

(1) all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

So long as the Company is required to file periodic reports under Section 13(a) or Section 15(d) of the Exchange Act, the Company’s obligation to deliver the information referred to above shall be deemed satisfied upon the filing such information with the Commission using the EDGAR system and such information is publicly available.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, and such Unrestricted Subsidiaries’ total assets (determined in accordance with GAAP) as of the end of the most recently completed fiscal year exceed an amount equal to 5% of the consolidated total assets of the Company and its Restricted

Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

Certain Investment Grade Covenants

If an Investment Grade Rating Event occurs with respect to a series of notes and no Default or Event of Default has occurred and is continuing under the Indenture with respect to such series, then upon delivery to the Trustee of an officers’ certificate to the foregoing effect, each of the covenants (except for “— Merger, Consolidation or Sale of Assets” (but clause (4) of that covenant will no longer apply) and “Reports”) described above under “— Certain Covenants” will cease to apply to us and our Restricted Subsidiaries with respect to such series of notes. As a result, such notes will be entitled to substantially less covenant protection from and after the occurrence of an Investment Grade Rating Event. In addition, the Indenture will contain the following covenants, which will apply to us only upon and after the occurrence of an Investment Grade Rating Event with respect to such series of notes.

Restrictions on Secured Indebtedness

If the Company or any Restricted Subsidiary incurs any Indebtedness secured by a Lien (other than a Permitted Lien) on any asset or property of the Company or any Restricted Subsidiary, the Company or such Restricted Subsidiary will secure the notes equally and ratably with (or at the Company’s option, prior to) such secured Indebtedness so long as such Indebtedness is so secured, unless the aggregate amount of all Indebtedness secured by Liens (other than Permitted Liens), together with all Attributable Indebtedness of the Company and the Restricted Subsidiaries with respect to any Sale/Leaseback Transactions (with the exception of such transactions which are excluded as described in clauses (1) through (4) under “— Certain Investment Grade Covenants — Restrictions on Sale/Leaseback Transactions” below), would not exceed 12.5% of Consolidated Net Tangible Assets.

Restrictions on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction, unless the aggregate amount of all Attributable Indebtedness with respect to such transaction plus all secured Indebtedness of the Company and the Restricted Securities (with the exception of Indebtedness secured by Permitted Liens) would not exceed 12.5% of Consolidated Net Tangible Assets outstanding at any time. This restriction shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any Sale/Leaseback Transaction if:

(1) the lease is for a period, including renewal rights, not in excess of three years;

(2) the sale of the asset or property subject to the Sale/Leaseback Transaction is made within 270 days after its acquisition, construction or improvements;

(3) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

(4) the Company, within 270 days after the sale is completed, applies to the retirement of its Indebtedness or that of a Restricted Subsidiary, or to the purchase of other assets or properties which will constitute Productive Assets, an amount not less than the greater of:

(x) the net proceeds of the sale of the asset or property leased; and

(y) the fair market value (as determined by the Company in good faith) of the asset or property leased.

The amount to be applied to the retirement of Indebtedness or the purchase of other assets or properties shall be reduced by:

(A) the principal amount of any of the Company’s debentures or notes (including the notes) or those of a Restricted Subsidiary surrendered within 270 days after such sale to the applicable trustee for retirement and cancellation;

(B) the principal amount of Indebtedness, other than the items referred to in the preceding clause (A), voluntarily retired by the Company or a Restricted Subsidiary within 270 days after such sale; and

(C) associated transaction and other related expenses.

Events of Default and Remedies

The Indenture will provide that each of the following constitutes an Event of Default with respect to a series of notes:

(1) default for 30 days in the payment when due of interest or Additional Amounts on the series of notes;

(2) default in payment of the principal of or premium, if any, on the notes of such series when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company for 30 days after notice from the Trustee or the holders of at least 25% in principal amount of such notes then outstanding to comply with any of its obligations in the covenants described under “— Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales” (other than a failure to repurchase notes when due), or failure by the Company to comply with its obligations described under “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice from the Trustee or the holders of at least 25% in principal amount of such notes then outstanding to comply with any of its other agreements in the Indenture, the notes or any Subsidiary Guarantee (provided that, with respect to the covenant described above under “— Certain Covenants — Reports”, the Company shall have not less than 120 days from the failure to comply with such covenant to cure such failure);

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee exists on or is created after the Initial Issuance Date, which default:

(a) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness, including any extension thereof (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of $50.0 million; provided that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 45 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $50.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 consecutive days;

(7) the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable against a Guarantor for any reason, except, in each case, by reason of the release of such Guarantor in accordance with the Indenture; and

(8) certain events of bankruptcy, insolvency or reorganization with respect to the Company, any Guarantor or any Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes of a series may declare all the notes of such series to be due and payable immediately. Notwithstanding the preceding, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization with respect to the Company, any Guarantor or any Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding notes of a series by written notice to the Trustee may on behalf of all of the holders of such series of notes rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest, premium or Additional Amounts that have become due solely because of the acceleration) have been cured or waived. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes of a series may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of a series of notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, interest, premium or Additional Amount) if it determines that withholding notice is in their interest.

The holders of a majority in principal amount of a series of notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes of such series waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of, or interest or premium, if any, on the notes of such series.

The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding notes of a series (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes of such series to receive payments in respect of the principal of and premium, interest and Additional Amounts, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes of such series concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company with respect to a series of notes released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to such series of notes. In the event Covenant Defeasance occurs, certain other events (not including non-payment, bankruptcy, insolvency and reorganization events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to such series of notes.

If the Company exercises either its Legal Defeasance or Covenant Defeasance option with respect to a series of notes, each Guarantor will be released and relieved of any obligations under its related Subsidiary Guarantee and any security for such series of notes (other than the trust) will be released.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to a series of notes:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of such series of notes, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment banking firm, appraisal firm or firm of independent public accountants, to pay the principal of, and premium, interest and Additional Amounts, if any, on, the outstanding notes of such series on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether such notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Initial Issuance Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing with respect to such series of notes on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowings);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture with respect to such series of notes and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes of such series over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment and Waiver

Except as provided below, with respect to a series of notes, the Indenture or such notes may be amended with the consent of the holders of at least a majority in principal amount of the notes of such series then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or such notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes of such series (including consents obtained in connection with a purchase of, tender offer or exchange offer for, such series of notes).

Without the consent of each holder of notes of a series affected, an amendment or waiver may not (with respect to any notes of such series held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment or waiver,

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (other than provisions relating to the covenants described above under “— Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or premium, interest or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or premium, interest or Additional Amounts, if any, on the notes (except as permitted in clause (7) hereof);

(7) waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under “— Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales”);

(8) make any change in the ranking of the notes or the Subsidiary Guarantees relative to other Indebtedness of the Company or the Guarantors, respectively, in either case in a manner adverse to the holders;

(9) modify the Subsidiary Guarantees in any manner materially adverse to the holders of the notes or release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes of a series, the Company, the Guarantors and the Trustee may amend the Indenture or the notes with respect to such series:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes of such series;

(3) to provide for the assumption of the Company’s obligations to holders of notes of such series in the case of a merger or consolidation or sale of all or substantially all of the Company’s properties or assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes of such series or that does not adversely affect the legal rights under the Indenture of any such holder;

(5) to secure the notes of such series pursuant to the requirements of the “Limitation on Liens” covenant;

(6) to add any additional Guarantor with respect to such series or to release any Guarantor from its related Subsidiary Guarantee, in each case as provided in the Indenture;

(7) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to conform the text of the Indenture, the notes or the Subsidiary Guarantees to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a substantially verbatim recitation of a provision of the Indenture, the notes or the Subsidiary Guarantees, which intent may be evidenced by an officers’ certificate to that effect;

(9) to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture; or

(10) to evidence or provide for the acceptance of appointment under the Indenture of a successor trustee.

Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes of a series for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Indenture or the notes of such series, unless such consideration is offered to be paid or agreed to be paid to all holders of the notes of such series which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. A consent to any amendment or waiver under the Indenture by any holder of notes given in connection with a purchase, tender or exchange of such holder’s notes will not be rendered invalid by such purchase, tender or exchange.

Concerning the Trustee

U.S. Bank National Association will serve as Trustee under the Indenture.

The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to such series of notes, subject to certain exceptions. If an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Delivery and Form

Except as set forth below, the notes will be issued in registered, global form. notes will be issued at the closing of this offering only against payment in immediately available funds. The notes of each series initially will be represented by one or more permanent global notes in registered form without interest coupons (collectively, the “Global Notes”).

The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes of such series in registered, certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We take no responsibility for these operations and procedures and urge investors to contact DTC or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

The laws of some jurisdictions may require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of

Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company, the Guarantors and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Guarantors, the Trustee nor any agent of an Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under a series of notes, DTC reserves the right to exchange the Global Notes for Certificated Notes, and to distribute such notes to its Participants.

None of the Company, the Trustee or any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note with respect to a series is exchangeable for Certificated Notes of that series if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event the Company fails to appoint a successor depositary within 90 days; or

(2) there has occurred and is continuing an Event of Default and DTC notifies the Trustee of its decision to exchange the Global Notes for Certificated Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this description for which no definition is provided.

“Additional Assets” means:

(1) any Productive Assets;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in the business of providing helicopter transportation services to the oil and gas industry or helicopter search and rescue services (or any business that is reasonably complementary or related to the foregoing).

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means

(1) the sale, lease, conveyance or other disposition (a “disposition”) of any properties or assets (including, without limitation, by way of a Sale/Leaseback Transaction), excluding dispositions in the ordinary course of business; provided that the disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries (on a consolidated basis) will not be an “Asset Sale” and will be governed by the provisions of the Indenture described above under “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions described under “— Certain Covenants — Limitation on Asset Sales”,

(2) the issuance of Equity Interests by any Restricted Subsidiary or the sale by the Company or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary)

whether, in the case of clause (1) or (2), in a single transaction or a series of related transactions, provided that such transaction or series of related transactions involves properties or assets having a Fair Market Value in excess of $25.0 million.

Notwithstanding the preceding, the following transactions will be deemed not to be Asset Sales:

(a) a disposition of damaged, obsolete or excess equipment or other properties or assets;

(b) a disposition of properties or assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(c) an issuance or sale of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(d) a disposition of cash or Cash Equivalents, hedging contracts or other financial instruments;

(e) a disposition of properties or assets that constitutes a Restricted Payment that is permitted by the Indenture or a Permitted Investment;

(f) a disposition of properties or assets in the ordinary course of business by the Company or any of its Restricted Subsidiaries to a Person that is an Affiliate of the Company or such Restricted Subsidiary and is engaged in providing helicopter transportation services to the oil and gas industry or helicopter search and rescue services (or a business that is reasonably complementary, ancillary or related to the foregoing), which Person is an Affiliate solely because the Company or such Restricted Subsidiary has an Investment in such Person, provided that such transaction complies with the covenant described under “— Certain Covenants — Limitation on Transactions with Affiliates”;

(g) any charter or lease of any equipment or other properties or assets entered into in the ordinary course of business and with respect to which the Company or any Restricted Subsidiary thereof is the lessor, except any such charter or lease that provides for the acquisition of such properties or assets by the lessee during or at the end of the term thereof for an amount that is less than their fair market value at the time the right to acquire such properties or assets occurs;

(h) any trade or exchange by the Company or any Restricted Subsidiary of equipment or other properties or assets for equipment or other properties or assets owned or held by another Person, provided that the Fair Market Value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary; provided further that any cash or Cash Equivalents received must be applied in accordance with the provisions described under “— Certain Covenants — Limitation on Asset Sales”;

(i) a disposition of inventory, accounts receivables or other current assets in the ordinary course of business or in connection with the compromise, settlement or collection thereof in bankruptcy or similar proceedings;

(j) the creation or perfection of a Lien permitted under the Indenture, and any disposition of assets resulting from the enforcement or foreclosure of any Permitted Lien;

(k) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims; and

(l) any sale or other disposition of Equity Interests in, or Indebtedness of, an Unrestricted Subsidiary.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest set forth or implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

“Board of Directors” means, as to the Company, the board of directors of the Company or any duly authorized committee thereof.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP in effect as of the Initial Issuance Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person but, in each case, excluding any debt securities convertible into such equity.

“Cash Equivalents” means

(1) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition;

(2) certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500 million (or the equivalent thereof in any other currency or currency unit);

(3) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings or investments, and, in each case, maturing within one year after the date of acquisition;

(6) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (2) above, provided all such deposits do not exceed $3.0 million (or the equivalent thereof in any other currency or currency unit) in the aggregate at any one time;

(7) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (1) through (5) of this definition; and

(8) in the case of any Subsidiary of the Company organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such

Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (5) of this definition.

“Commission” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period,

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale and gains from Asset Sales of aircraft in the ordinary course of business;

(2) Consolidated Income Taxes of such Person and its Restricted Subsidiaries;

(3) Consolidated Interest Expense of such Person and its Restricted Subsidiaries;

(4) depreciation and amortization expense (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries; and

(5) all other non-cash charges and non-cash write offs, including non-cash compensation expense and minority interest, of such Person and its Restricted Subsidiaries reducing Consolidated Net Income (excluding any such non-cash charge or write off to the extent that it represents an accrual of or reserve for cash expenditures in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), in each case, on a consolidated basis and determined in accordance with GAAP: Notwithstanding the preceding sentence, clauses (1), (2), (3), (4) and (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated Cash Flow of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four quarter reference period:

(1) any incurrence, assumption, guarantee, repayment, repurchase, defeasance or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(2) any acquisition that has been made by such Person or any of its Restricted Subsidiaries, including through a merger or consolidation, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date; and

(3) any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X as in effect from time to time;

provided further, however, that (A) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (B) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness if such interest rate agreement has a remaining term as of the Calculation Date in excess of 12 months).

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit securing financial obligations or bankers acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of debt issuance costs and the cumulative effect of any change in accounting principles or policies); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or its Restricted Subsidiaries;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, partners or members;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) unrealized losses and gains with respect to Hedging Obligations shall be excluded; and

(5) any charges relating to any premium or penalty paid, write off of deferred finance costs or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded.

“Consolidated Net Tangible Assets”, as of any date of determination, means the consolidated total assets of the Company and its Restricted Subsidiaries determined in accordance with GAAP, less the sum of:

(1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and

(2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

“Credit Facilities” means one or more debt facilities, commercial paper facilities or Debt Issuances, in each case with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders), letters of credit or other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time.

“Debt Issuance” means, with respect to the Company or any of its Restricted Subsidiaries, one or more issuances after the Initial Issuance Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event:

(1) matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or other Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the issuer thereof); or

(3) is redeemable at the option of the holder thereof, in whole or in part, in each case, on or prior to the date that is 91 days after the date on which the notes mature;

provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under “Repurchase at the Option of Holders” or “— Certain Covenants — Limitation on Asset Sales,” as the case may be. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means any Significant Subsidiary that is a Subsidiary of a Subsidiary of the Company organized under the laws of any jurisdiction other than United States, any state thereof or the District of Columbia, but only to the extent that the granting of a Subsidiary Guarantee by such Significant Subsidiary would result in adverse tax consequences to the Company.

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the credit agreements described under “— Description of Indebtedness”) in existence on the Initial Issuance Date, until such amounts are repaid.

“Fair Market Value” means the price that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of the Company (unless otherwise provided in the Indenture).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements designed to protect such Person against fluctuations in interest rates, or to otherwise reduce the cost of borrowing, with respect to Indebtedness incurred;

(2) foreign exchange contracts and currency protection agreements designed to protect such Person against fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect such Person against fluctuations in the price of commodities; and

(4) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of indebtedness of such Person for borrowed money;

(2) the principal in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables and accrued expenses), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capital Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of:

(a) the fair market value of such asset at such date of determination; and

(b) the amount of such Indebtedness of such other Persons;

(7) the principal component of Indebtedness of other Persons to the extent guaranteed by such Person; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such obligation that would be payable by such Person at such time), if and to the extent any of the preceding items (other than letters of credit, Attributable Indebtedness and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to properties or assets of such Person or a Restricted Subsidiary of such Person, and then such Indebtedness shall be included in an amount not to exceed the lesser of (x) the net assets of the General Partner and (y) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the properties or assets of such Person or a Restricted Subsidiary of such Person.

Furthermore, notwithstanding the foregoing, the following shall not constitute or be deemed “Indebtedness”:

(i) any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness; and

(ii) taxes, assessments or other similar governmental charges or claims.

“Initial Issuance Date” means the date on which notes are first issued under the Indenture.

“Investment Grade Rating” means:

(1) a Moody’s rating of Baa3 or higher and an S&P rating of at least BB+; or

(2) a Moody’s rating of Ba1 or higher and an S&P rating of at least BBB-;

provided, however, that if (a) either Moody’s or S&P changes its rating system, such ratings will be the equivalent ratings after such changes or (b) if S&P or Moody’s or both shall not make a rating of the notes of a series publicly available, the references above to S&P or Moody’s or both, as the case may be, with respect to such series of notes shall be to a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, and the references to the ratings categories above shall be to the corresponding rating categories of such rating agency or rating agencies, as the case may be.

“Investment Grade Rating Event” means, with respect to each series of notes, the first day on which the notes are assigned an Investment Grade Rating.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute investments:

(1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business;

(2) Hedging Obligations entered into in the ordinary course of business and not for speculation; and

(3) endorsements of negotiable instruments and documents in the ordinary course of business.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”. The amount of an Investment (other than cash) shall be the Fair Market Value thereof on the date such Investment is made. Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value or write-ups, write-downs or write-offs with respect to such Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement).

“Marketable Securities” means, with respect to any Asset Sale, any readily marketable equity securities that are:

(1) traded on the New York Stock Exchange, the NYSE MKT or the NASDAQ Stock Exchange; and

(2) issued by a corporation or limited partnership having a total equity market capitalization of not less than $250.0 million; provided that the excess of (a) the aggregate amount of securities of any one such corporation or limited partnership held by the Company and any Restricted Subsidiary over (b) ten times the average daily trading volume of such securities during the 20 immediately preceding trading days shall be deemed not to be Marketable Securities, as determined on the date of the contract relating to such Asset Sale.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however.

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale/Leaseback Transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication):

(1) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording taxes and fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale) and any severance costs and relocation expenses incurred as a result of such Asset Sale;

(2) taxes paid or estimated to be payable as a result of the Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale; and

(4) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Company or any of its Restricted Subsidiaries in connection with such Asset Sale or for other liabilities associated with such Asset Sale and retained by the Company or any of its Restricted Subsidiaries, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind that would constitute Indebtedness or is otherwise directly or indirectly liable (as a guarantor or otherwise) (other than pursuant to a pledge of the Equity Interests of any Unrestricted Subsidiary by the Company or any of its Restricted Subsidiaries in order to secure such Indebtedness) or (b) constitutes the lender; and

(2) no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the express terms of which provide that there is no recourse to the Company or any Restricted Subsidiary of the Company (other than pursuant to a pledge of the Equity Interests of any Unrestricted Subsidiary by the Company or any of its Restricted Subsidiaries in order to secure such Indebtedness).

For purposes of determining compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock” above, in the event that any Non-Recourse Debt of any of the Company’s Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

“Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company and its Restricted Subsidiaries that ranks equal in right of payment with the notes or the Subsidiary Guarantees, as the case may be.

“Permitted Foreign Jurisdiction” means each of Australia, Belgium, Bermuda, the British Virgin Islands, the Cayman Islands, Cyprus, Ireland, Gibraltar, Luxembourg, the Netherlands, Switzerland and the United Kingdom.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under “Certain Covenants — Limitation on Asset Sales” or (b) a disposition of properties or assets that does not constitute an Asset Sale;

(5) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(6) Investments in any Person (a) in exchange for an issue or sale by the Company of its Equity Interests (other than Disqualified Stock) or (b) out of the net cash proceeds of an issue or sale by the Company of its Equity Interests (other than Disqualified Stock) so long as such Investment pursuant to clause (b) occurs within 90 days of the closing of such issuance or sale of Equity Interests; provided that in the case of clause (a), the Fair Market Value of such Investments and in the case of clause (b), such net cash proceeds will not increase the amount available for Restricted Payments under clause (4)(c) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” ;

(7) loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(8) Investments in a Person engaged principally in the business of providing helicopter transportation services to the oil and gas industry or helicopter search and rescue services (or a business that is reasonably complementary, ancillary or related to the foregoing), provided that the aggregate outstanding amount of such Investments shall not exceed the greater of (i) $50.0 million and (ii) 2.0% of Consolidated Net Tangible Assets, determined as of the date each such Investment is made;

(9) any Investments received (a) in compromise or resolution of, or upon satisfaction of judgments with respect to, (i) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (ii) litigation, arbitration or other disputes; or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(10) any guarantee of Indebtedness of the Company or a Restricted Subsidiary permitted to be incurred by the covenant entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) Investments that are in existence on the Initial Issuance Date, and any extension, modification or renewal thereof, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Initial Issuance Date);

(12) Investments acquired after the Initial Issuance Date as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “— Merger, Consolidation or Sale of Assets” after the Initial Issuance Date, to the extent that such Investments were not made in contemplation of such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(13) guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations, in each case of the Company or a Restricted Subsidiary that do not constitute Indebtedness, in each case entered into by the Company or any Restricted Subsidiary of the Company in the ordinary course of business; and

(14) other Investments in an aggregate outstanding amount not to exceed the greater of (i) $125.0 million and (ii) 5% of Consolidated Net Tangible Assets, determined as of the date each such Investment is made.

In determining whether an Investment is a Permitted Investment, the Company may allocate all or any portion of any Investment and later reallocate all or any portion of any Investment to one or more of the above clauses (1) through (14) and any of the provisions of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred pursuant to clause (1) of the second paragraph of the covenant entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens in favor of the Company and its Restricted Subsidiaries;

(3) Liens on any property, asset or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (or is merged with or into or is consolidated with the Company or any Restricted Subsidiary); provided that such Liens were not created or incurred in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary (or such merger or consolidation) and do not extend to any other property or asset owned by the Company or any of its Restricted Subsidiaries;

(4) Liens on any property or asset existing at the time of its acquisition by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created or incurred in connection with, or in contemplation of, such acquisition and do not extend to any other property or asset;

(5) Liens to secure the performance of tenders, bids, statutory obligations, surety or appeal bonds, government contracts, leases, workers compensation obligations, performance bonds, insurance obligation or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(6) Liens securing Hedging Obligations entered into in the ordinary course of business and not for speculation;

(7) Liens existing on the Initial Issuance Date (and not referred to in clause (1) of this definition);

(8) Liens securing Non-Recourse Debt;

(9) any interest or title of a lessor under a Capital Lease Obligation or an operating lease;

(10) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business;

(11) Liens on real or personal property or assets of the Company or a Restricted Subsidiary thereof to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 180 days after, the acquisition of such property or assets or (b) financing all or any part of the cost of construction of any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds, proceeds thereof, accessions thereto, upgrades thereof and improvements thereto);

(12) Liens securing any Permitted Refinancing Indebtedness with respect to Indebtedness secured by Liens referred to in clauses (3), (4), (7) and (11) above and this clause (12); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that are the security for a Permitted Lien hereunder;

(13) Liens created for the benefit of or to secure all outstanding notes or the related Subsidiary Guarantees;

(14) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(15) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(16) Liens on specific items of inventory, receivables or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods; and

(17) Liens not otherwise permitted by clauses (1) through (16) above securing Indebtedness not in excess of an aggregate of the greater of (a) $300.0 million or (b) an amount equal to 12% of Consolidated Net Tangible Assets at any one time outstanding (determined at the time of granting each such Lien).

“Permitted Non-Guarantor Indebtedness” means

(1) any Indebtedness incurred pursuant to clauses (1) through (13) of the second paragraph of the covenant entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(2) any additional Indebtedness in an aggregate principal amount not in excess of $25.0 million at any time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of all fees and expenses incurred in connection therewith);

(2)(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Permitted Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of such Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Permitted Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(3) the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, deferred or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantees on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Permitted Refinancing Indebtedness is not incurred by a Restricted Subsidiary of the Company that is not a Guarantor if the Company or a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Productive Assets” means aircraft or other assets (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing helicopter transportation services to the oil and gas industry or helicopter search and rescue services (or a business that is reasonably complementary, ancillary or related to the foregoing).

“Qualified Equity Offering” means any public or private sale of Equity Interests of the Company (other than Disqualified Stock) made for cash on a primary basis by the Company after the Initial Issuance Date, other than offerings to a Subsidiary of the Company or public offerings registered on Form S-8.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, references to a Restricted Subsidiary shall be to a Restricted Subsidiary of the Company.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Initial Issuance Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such Regulation S-X is in effect on the Initial Issuance Date.

“Significant U.S. Subsidiary” means any Significant Subsidiary organized under the laws of the United States, any state thereof or the District of Columbia, other than, for so long as the Company is an entity organized under the laws of the United States, any state thereof or the District of Columbia, any Excluded Subsidiary.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of its Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof);

(2) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(3) any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.

“Subsidiary Guarantee” means the guarantee by each Guarantor of the Company’s payment obligations under the Indenture and the notes, executed pursuant to the provisions of the Indenture.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors and any Subsidiary of an Unrestricted Subsidiary, but only to the extent that each of such Subsidiary and its Subsidiaries at the time of such designation:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract arrangement or understanding does not violate the terms of the Indenture described under “— Certain Covenants — Limitation on Transactions with Affiliates”;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, in each case, except to the extent otherwise permitted by the Indenture; and

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board of Directors resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under “— Certain Covenants — Limitation on Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(a) such Indebtedness is permitted under the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four- quarter reference period; and

(b) no Default or Event of Default would be in existence following such designation

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal “in US$” column under the heading “Currencies” in the “Currencies & Commodities” subsection on the date two Business Days prior to such determination.

Except as described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing

(1) the sum of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Restricted Subsidiary.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

Scope of Discussion

The following discussion summarizes the material U.S. federal income and, in the case of Non-U.S. Holders (as defined below), estate tax considerations relating to the purchase, ownership, and disposition of the notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this prospectus supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders of the notes who purchase the notes in the offering at their “issue price” (i.e., the first price at which a substantial amount of the notes is sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this discussion, “holder” means either a U.S. Holder or a Non-U.S. Holder (each as defined below) or both, as the context may require.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as:

•	financial institutions;

•	tax-exempt organizations;

•	S corporations, entities or arrangements treated as partnerships or any other pass-through entities for U.S. federal income tax purposes;

•	insurance companies;

•	mutual funds;

•	dealers in stocks and securities;

•	traders in securities that elect the mark-to-market method of tax accounting for their securities;

•	holders that are subject to the alternative minimum tax provisions of the Code;

•	U.S. expatriates;

•	U.S. Holders that have a functional currency other than the U.S. dollar;

•	personal holding companies;

•	regulated investment companies;

•	real estate investment trusts; and

•	holders that hold the notes as part of a hedge, conversion or constructive sale transaction, straddle, wash sale, or other risk reduction transaction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partners of partnerships that are beneficial owners of the notes are urged to consult their own tax advisors regarding the U.S. federal income and estate tax consequences to them of owning and disposing of the notes.

This discussion does not address U.S. federal taxes other than income and estate tax or the tax considerations arising under the laws of any foreign, state, or local jurisdiction. No ruling has or will be obtained from the IRS regarding the U.S. federal income or estate tax consequences relating to the purchase, ownership, or disposition of the notes. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, OR DISPOSITION OF THE NOTES. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, OR DISPOSITION OF NOTES IN LIGHT OF YOUR OWN SITUATION.

Certain Contingent Payments

In certain circumstances (see “Description of the Notes — Optional Redemption,” “Description of the Notes—Repurchase at the Option of Holders,” and “Description of the Notes — Payment of Additional Amounts by a Foreign Successor Issuer”), we may be obligated to pay amounts on the notes that are in excess of stated interest and principal. We intend to take the position that the foregoing contingencies are remote and incidental contingencies as of the issue date of the notes and do not cause the notes to be treated as contingent payment debt instruments within the meaning of the applicable Treasury Regulations. Accordingly, any such additional amount should be taxable to holders only at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. Our determination that the payment of additional amounts is a remote and incidental contingency is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

The following discussion applies only to U.S. Holders of the notes. As used in this discussion, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is:

•	an individual U.S. citizen or resident alien;

•	a corporation or other entity created or organized under U.S. law (federal or state, including the District of Columbia) and treated as a corporation for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary jurisdiction over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest on the Notes

A U.S. Holder will be required to recognize the interest on the notes as ordinary income at the time it accrues or is received in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement, or Other Taxable Disposition of the Notes

Generally, the sale, exchange, redemption, retirement, or other taxable disposition of a note will result in taxable gain or loss to a U.S. Holder equal to the difference between (1) the amount of cash plus the fair market value of any other property received by the holder upon the sale, exchange, redemption, retirement, or other taxable disposition (excluding amounts attributable to accrued and unpaid interest, which will be taxed as described under “— Payments of Interest” above) and (2) the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the holder’s original purchase price for the note.

Gain or loss recognized on the sale, exchange, redemption, retirement, or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if the note is held for more than one year. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

Generally, interest on the notes paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries is subject to information reporting and may be subject to backup withholding unless such holder (1) is a corporation or other exempt recipient and, when required, demonstrates this fact or (2) provides a taxpayer identification number and satisfies certain certification requirements. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale or other disposition of the notes.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the holder furnishes certain required information to the IRS.

Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders of the notes. As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of a note that is an individual, corporation, estate, or trust that is not a U.S. Holder.

Payments of Interest

Subject to the discussion under “— Information Reporting and Backup Withholding” below, if the portfolio interest exemption applies to a Non-U.S. Holder, payments of interest on the notes will not be subject to U.S. federal income or withholding tax. The portfolio interest exemption will apply to a Non-U.S. Holder if (1) the interest is not effectively connected with such holder’s conduct of a trade or business in the United States and (2) such holder satisfies each of the following requirements:

•	such holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such holder is not a “controlled foreign corporation” with respect to which we are a “related person,” each within the meaning of the Code; and

•

such holder certifies that it is not a U.S. person by providing a properly completed IRS Form W-8BEN or appropriate substitute form to (1) the applicable withholding agent or (2) a securities clearing organization, bank, or other financial institution that (i) holds customers’ securities in the ordinary course of its trade or business, (ii) holds the Non-U.S. Holder’s notes on such holder’s behalf, (iii) certifies to the applicable withholding agent under penalties of perjury that it has received from such holder a signed, written statement, and (iv) provides the applicable withholding agent with a copy of this statement.

If the portfolio interest exemption does not apply to a Non-U.S. Holder, then the gross amount of interest that such holder receives on a note will be subject to U.S. withholding tax at a rate of 30% unless (1) the Non-U.S. Holder is eligible for a reduced withholding rate or exemption under an applicable tax treaty, in which case such holder must provide a properly completed IRS Form W-8BEN or appropriate substitute form, or (2) the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by such holder in the United States), in which case such holder must provide a properly completed IRS Form W-8ECI or appropriate substitute form.

Any interest that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by such holder in the United States) generally will be subject to U.S. federal income tax at rates applicable to U.S. persons. In the case of a Non-U.S. Holder that is a foreign corporation, such interest may also be subject to the branch profits tax at a rate of 30% (or a lower rate under an applicable tax treaty).

Sale, Exchange, Redemption, Retirement, or Other Taxable Disposition of the Notes

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption, retirement, or other taxable disposition of a note unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by such holder in the United States), in which case such gain generally will be subject to U.S. federal income tax at rates applicable to U.S. persons, and, if the Non-U.S. Holder is a foreign corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or a lower rate under an applicable tax treaty);

•

the Non-U.S. Holder is an individual present in the United States for 183 days or more in the year of such sale, exchange, redemption, retirement, or other taxable disposition and certain other conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable tax treaty); or

•	the Non-U.S. Holder fails to provide the certification necessary to establish its exemption from backup withholding, as discussed under “— Information Reporting and Backup Withholding” below.

However, in certain instances a Non-U.S. Holder may be required to establish an exemption from U.S. federal income and withholding tax with respect to amounts attributable to accrued and unpaid interest on the notes. See “— Payments of Interest” above.

Certain U.S. Federal Estate Tax Considerations

Notes beneficially owned by an individual who is not a resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of such individual’s death will generally not be included in the decedent’s gross estate for U.S. federal estate tax purposes if any payment of interest on the notes to the decedent at the time of his or her death would have been eligible for the portfolio interest exemption from U.S. federal withholding tax described in the first paragraph of “— Payments of Interest” above (without regard to the certification requirement).

Information Reporting and Backup Withholding

Generally, the amount of interest paid to a Non-U.S. Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-U.S. Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest provided that the applicable withholding agent does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, and the applicable withholding agent has received from the Non-U.S. Holder the statement described above in the last bullet under “— Payments of Interest,” or the holder otherwise establishes an exemption.

Generally, no information reporting or backup withholding will be required with respect to the proceeds of the sale of a note made outside the United States and conducted through the foreign office of a financial intermediary that is not a U.S. payor or U.S. middleman within the meaning of the applicable Treasury

Regulations. In addition, no information reporting or backup withholding will be required with respect to the proceeds of the sale of a note made within the United States or conducted through a financial intermediary that is a U.S. payor or U.S. middleman, if the payor receives the statement described above in the last bullet under “— Payments of Interest” and does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the holder furnishes certain required information to the IRS.

Medicare Tax

For taxable years beginning after December 31, 2012, certain holders that are U.S. citizens, resident aliens, estates, or trusts will be subject to a 3.8% tax (the “Medicare tax”) on all or a portion of their “net investment income,” which may include all or a portion of their interest payments received on the notes and net capital gains from the disposition of the notes. Holders that are U.S. citizens, resident aliens, estates, or trusts are urged to consult their own tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the notes.

Foreign Account Tax Compliance

U.S. tax legislation (“FATCA”) enacted in 2010 provides that a 30% withholding tax will be imposed on certain payments (which generally include payments of U.S. source interest and the gross proceeds from a disposition of property, such as the notes, which can produce U.S. source interest) made to a foreign entity (whether as an intermediary or a beneficial owner) if such entity fails to satisfy certain disclosure and reporting rules that in general require that (1) in the case of a “foreign financial entity,” the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S. owned foreign entities, and (2) in the case of a “non-financial foreign entity,” the entity identify and provide information in respect of substantial U.S. owners of such entity or certify that it does not have any substantial U.S. owners.

FATCA currently applies to payments made after December 31, 2012 on obligations (such as the notes) that are issued and outstanding after March 18, 2012. However, the IRS and U.S. Department of the Treasury have issued administrative guidance indicating that Treasury Regulations will be issued to provide that FATCA withholding will apply only to payments made after December 31, 2013 (in the case of interest payments) and December 31, 2014 (in the case of disposition proceeds). The U.S. Department of the Treasury has issued proposed regulations that, if finalized, would (1) confirm the administrative guidance described in the preceding sentence and (2) provide that the FATCA withholding provisions described above do not apply to any payments made under an obligation that is outstanding on January 1, 2013 and any gross proceeds from the disposition of such obligation. You are urged to consult your own tax advisor regarding the potential application of FATCA.

Certain Additional Tax Considerations

In certain circumstances, we may be succeeded as issuer of the notes by a successor entity organized in a foreign jurisdiction, as permitted by the covenant described under “Description of Notes — Certain Covenants —Merger, Consolidation or Sale of Assets.” In such event, the tax consequences of the purchase, ownership, and disposition of the notes could be different from those described above. You are urged to consult your own tax advisor regarding the tax consequences of the purchase, ownership, and disposition of the notes in the event that our obligations with respect to the notes are assumed by such a successor entity organized in such a foreign jurisdiction.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated September     , 2012, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. are acting as representatives, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the following principal amounts of notes set forth opposite its name below:

Underwriters	Principal Amount of 2020 Notes		Principal Amount of 2022 Notes
Credit Suisse Securities (USA) LLC	$		$
SunTrust Robinson Humphrey, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
U.S. Bancorp Investments, Inc.

Total		$225,000,000		$200,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or, under certain circumstances, the offering may be terminated.

The underwriters propose to offer the notes initially at the applicable public offering price on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may offer and sell the notes through certain of their affiliates.

The following table summarizes the discounts and commissions we will pay:

	Per Note due 2020		Total	Per Note due 2022		Total
Underwriting discounts and commissions paid by us		%	$		%	$

We estimate that our out of pocket expenses for this offering, including registration filing, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             and are payable by us.

We have agreed that we will not, for a period of 90 days after the date of this prospectus supplement, without first obtaining the prior written consent of Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc., offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by us and having a tenor of no more than one year, except for the notes sold to the underwriters pursuant to the underwriting agreement.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or, if such indemnification is not available, to contribute to payments the underwriters may be required to make in respect of these liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage activities and other financial and non-financial activities and services.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates, including the services referred to in the immediately preceding paragraph, in the ordinary course of business for which they have received and would receive customary compensation. In particular, an affiliate of each of the underwriters is a lender under each of our Credit Facilities. Credit Suisse Securities (USA) LLC is the dealer manager for the Tender Offer and solicitation agent on the Consent Solicitation, and certain of the underwriters or their affiliates may hold 7 1/2% Senior Notes, which they may elect to tender in the Tender Offer and thereby receive a portion of the net proceeds from this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. If the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their exposure to us consistent with their customary risk management policies. Typically, the underwriters and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also communicate independent investment recommendations, market analysis or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

The notes of each series are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions if commenced, may be discontinued at any time.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), an offer to the public of the notes which are the subject of the offering described in this prospectus supplement may not be made in that relevant member state, except that an offer to the public in that relevant member state of the notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•

in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided, that no such offer of the notes shall result in a requirement for the publication by the Issuers or any representative of a prospectus supplement pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the notes described in this prospectus supplement located in a relevant member state who receives any communication in respect of, or who acquires any notes under, the offer contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to with each underwriter and the company that (a) it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters have been given to the offer or resale; or (ii) where the notes have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of such notes to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state, and includes any relevant implementing measure in each relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/FU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of the notes to persons who have professional experience in matters relating to investments falling within

Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21 (1) of the FSMA does not apply to us and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Japan

The underwriters will not offer or sell any of our notes directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Hong Kong

The underwriters, and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

This prospectus supplement or any other offering material relating to our notes has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our notes may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus supplement or any other offering material relating to our notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Prospective Investors in Germany

Each person who is in possession of this prospectus supplement is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to our notes. In particular, each underwriter has advised us that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our notes otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Prospective Investors in France

The notes are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus supplement or any other offering material relating to the notes, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifies) in accordance with Article L.411-2 of the Monetary and Financial Code and decret no. 98-880 dated October 1, 1998.

Notice to Prospective Investors in the Netherlands

Our notes may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our notes is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our notes, and this prospectus supplement or any other offering material relating to our notes may not be considered an offer or the prospect of an offer to sell or exchange our notes.

LEGAL MATTERS

The validity of the notes offered in this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Davis Wright Tremaine LLP, Anchorage, Alaska, will pass upon certain matters relating to Alaska law. Phelps Dunbar LLP, New Orleans, Louisiana, will pass upon certain matters relating to Louisiana law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson  & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Bristow Group Inc. as of March 31, 2012 and 2011, and for each of the years in the three-year period ended March 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2012, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any other document we file with the SEC at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov and on our website at www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus supplement and the accompanying prospectus. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “BRS.”

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Any statement contained in this prospectus supplement and the accompanying prospectus or a document incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus supplement and the accompanying prospectus modified or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and future filings we make with the SEC (File No. 001-31617) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) until all of the notes offered hereby have been sold or we have filed with the SEC an amendment to the registration statement relating to this offering which deregisters all securities then remaining unsold:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2012, which was filed with the SEC on May 23, 2012;

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2012, which was filed with the SEC on August 6, 2012; and

•

our Current Reports on From 8-K filed on April 10, 2012, April 20, 2012, May 3, 2012, May 25, 2012, June 26, 2012, August 7, 2012 (Item 5.07 only), September 4, 2012 (Item 1.01 and related Item 9.01 only) and September 14, 2012.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Bristow Group Inc. 2103 City West Blvd., 4th Floor Houston, Texas 77042 Attention: Corporate Secretary Telephone number is (713) 267-7600

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Bristow Group Inc.:

We have audited the accompanying consolidated balance sheets of Bristow Group Inc. (“the Company”) and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, stockholders’ investment, and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bristow Group Inc. and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

May 23, 2012

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands, except per share amounts)
Gross revenue:
Operating revenue from non-affiliates	$1,170,299	$1,051,829	$999,249
Operating revenue from affiliates	28,928	63,067	61,842
Reimbursable revenue from non-affiliates	142,088	117,366	103,019
Reimbursable revenue from affiliates	488	546	3,646

	1,341,803	1,232,808	1,167,756

Operating expense:
Direct cost	810,728	748,053	717,178
Reimbursable expense	136,922	114,288	105,853
Impairment of inventories	25,919	—	—
Depreciation and amortization	96,144	89,377	74,684
General and administrative	135,333	120,145	119,701

	1,205,046	1,071,863	1,017,416

Gain (loss) on disposal of assets	(31,670)	8,678	18,665
Earnings from unconsolidated affiliates, net of losses	10,679	20,101	11,852

Operating income	115,766	189,724	180,857

Interest income	560	1,092	1,012
Interest expense	(38,130)	(46,187)	(42,412)
Other income (expense), net	1,246	(4,230)	3,036

Income before provision for income taxes	79,442	140,399	142,493
Provision for income taxes	(14,201)	(7,104)	(28,998)

Net income	65,241	133,295	113,495
Net income attributable to noncontrolling interests	(1,711)	(980)	(1,481)

Net income attributable to Bristow Group	63,530	132,315	112,014

Preferred stock dividends	—	—	(6,325)

Net income available to common stockholders	$63,530	$132,315	$105,689

Earnings per common share:
Basic	$1.76	$3.67	$3.23

Diluted	$1.73	$3.60	$3.10

Cash dividends declared per common share	$0.60	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,
	2012	2011
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$261,550	$116,361
Accounts receivable from non-affiliates	280,985	247,135
Accounts receivable from affiliates	5,235	15,384
Inventories	157,825	196,207
Assets held for sale	18,710	31,556
Prepaid expenses and other current assets	12,168	22,118

Total current assets	736,473	628,761
Investment in unconsolidated affiliates	205,100	208,634
Property and equipment – at cost:
Land and buildings	80,835	98,054
Aircraft and equipment	2,099,642	2,116,259

	2,180,477	2,214,313
Less – Accumulated depreciation and amortization	(457,702)	(446,431)

	1,722,775	1,767,882
Goodwill	29,644	32,047
Other assets	46,371	38,030

Total assets	$2,740,363	$2,675,354

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$56,084	$56,972
Accrued wages, benefits and related taxes	44,325	34,538
Income taxes payable	9,732	15,557
Other accrued taxes	5,486	4,048
Deferred revenue	14,576	9,613
Accrued maintenance and repairs	14,252	16,269
Accrued interest	2,300	2,279
Other accrued liabilities	23,005	19,613
Deferred taxes	15,070	12,176
Short-term borrowings and current maturities of long-term debt	14,375	8,979

Total current liabilities	199,205	180,044
Long-term debt, less current maturities	742,870	698,482
Accrued pension liabilities	111,742	99,645
Other liabilities and deferred credits	16,768	30,109
Deferred taxes	147,954	148,299
Commitments and contingencies (Note 8)
Stockholders’ investment:
Common stock, $.01 par value, authorized 90,000,000; outstanding: 35,755,317 as of March 31, 2012 and 36,311,143 as of March 31, 2011 (exclusive of 1,291,741 and 1,291,325 treasury shares, respectively)	363	363
Additional paid-in capital	703,628	689,795
Retained earnings	993,435	951,660
Accumulated other comprehensive loss	(159,239)	(130,117)
Treasury shares, at cost (526,895 and 0 shares, respectively)	(25,085)	—

Total Bristow Group Inc. stockholders’ investment	1,513,102	1,511,701
Noncontrolling interests	8,722	7,074

Total stockholders’ investment	1,521,824	1,518,775

Total liabilities and stockholders’ investment	$2,740,363	$2,675,354

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands)
Cash flows from operating activities:
Net income	$65,241	$133,295	$113,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,144	89,377	74,684
Deferred income taxes	(16,288)	3,617	15,517
Discount amortization on long-term debt	3,380	3,176	2,976
(Gain) loss on disposal of assets	31,670	(8,678)	(18,665)
Gain on sale of joint ventures	—	(572)	—
Impairment of inventories	25,919	—	—
Impairment of Heliservicio investment	—	2,445	—
Stock-based compensation	11,510	12,601	13,944
Equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	5,486	(6,221)	(532)
Tax benefit related to stock-based compensation	(354)	(512)	—
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(12,847)	(53,445)	22,421
Inventories	7,364	(4,718)	(18,295)
Prepaid expenses and other assets	1,926	4,475	8,423
Accounts payable	2,675	4,819	(1,819)
Accrued liabilities	14,607	(10,573)	(8,373)
Other liabilities and deferred credits	(5,086)	(17,731)	(8,417)

Net cash provided by operating activities	231,347	151,355	195,359
Cash flows from investing activities:
Capital expenditures	(326,420)	(145,518)	(306,923)
Deposits on assets held for sale	200	4,021	—
Proceeds from sale of joint ventures	—	1,291	—
Proceeds from asset dispositions	239,843	27,364	78,730
Investment in unconsolidated affiliates	(2,378)	—	(183,540)

Net cash used in investing activities	(88,755)	(112,842)	(411,733)
Cash flows from financing activities:
Proceeds from borrowings	159,993	253,013	—
Debt issuance costs	(871)	(3,339)	—
Repayment of debt and debt redemption premiums	(113,419)	(266,105)	(11,225)
Distributions to noncontrolling interest owners	—	(638)	—
Partial prepayment of put/call obligation	(63)	(59)	(76)
Acquisition of noncontrolling interest	(262)	(800)	(7,621)
Repurchase of common stock	(25,085)	—	—
Preferred stock dividends paid	—	—	(6,325)
Common stock dividends paid	(21,616)	—	—
Issuance of common stock	5,293	1,953	3,594
Tax benefit related to stock-based compensation	354	512	—

Net cash provided by (used in) financing activities	4,324	(15,463)	(21,653)
Effect of exchange rate changes on cash and cash equivalents	(1,727)	15,518	14,851

Net increase (decrease) in cash and cash equivalents	145,189	38,568	(223,176)
Cash and cash equivalents at beginning of period	116,361	77,793	300,969

Cash and cash equivalents at end of period	$261,550	$116,361	$77,793

Supplemental disclosure of non-cash investing activities:
Accrued proceeds on insurance claim	$—	$—	$7,104

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

(In thousands, except share amounts)

	Total Bristow Group Inc. Stockholders’ Investment
	Preferred Stock	Preferred Stock (Shares)	Common Stock	Common Stock (Shares)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income Loss	Treasury Stock	Non- Controlling Interests	Total Stockholders’ Investment	Comprehensive Income
March 31, 2009	$222,554	4,600,000	$291	29,111,436	$436,296	$718,493	$(152,454)	$—	$11,200	$1,236,380	$21,503
Issuance of common stock through incentive compensation	—	—	3	319,804	16,095	—	—	—	—	16,098
Preferred stock dividends declared	—	—	—	—	—	(6,325)	—	—	—	(6,325)
Conversion of preferred stock	(222,554)	(4,600,000)	65	6,522,800	222,489	—	—	—	—	—
Non-cash distribution of noncontrolling interest	—	—	—	—	—	(4,037)	—	—	(3,584)	(7,621)
Distributions paid to noncontrolling interests	—	—	—	—	—	—	—	—	(76)	(76)
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(2,468)	(2,468)
Change of interest gain - Bristow Norway	—	—	—	—	2,517	—	—	—	—	2,517
Currency translation adjustments	—	—	—	—	—	—	—	—	219	219
Net income	—	—	—	—	—	112,014	—	—	1,481	113,495	$113,495
Other comprehensive income	—	—	—	—	—	—	4,352	—	—	4,352	4,352

March 31, 2010	—	—	359	35,954,040	677,397	820,145	(148,102)	—	6,772	$1,356,571	$117,847
Issuance of common stock through incentive compensation	—	—	4	357,103	12,398	—	—	—	—	12,402
Distributions paid to noncontrolling interests	—	—	—	—	—	—	—	—	(697)	(697)
Acquisition of noncontrolling interest	—	—	—	—	—	(800)	—	—	—	(800)
Currency translation adjustments	—	—	—	—	—	—	—	—	19	19
Net income	—	—	—	—	—	132,315	—	—	980	133,295	133,295
Other comprehensive income	—	—	—	—	—	—	17,985	—	—	17,985	17,985

March 31, 2011	—	—	363	36,311,143	689,795	951,660	(130,117)	—	7,074	$1,518,775	$151,280
Issuance of common stock through incentive compensation	—	—	—	220,679	13,833	—	—	—	—	13,833
Correction of historical shares outstanding	—	—	—	(249,610)	—	—	—	—	—	—
Acquisition of noncontrolling interest	—	—	—	—	—	(139)	—	—	(100)	(239)
Repurchase of common stock	—	—	—	(526,895)	—	—	—	(25,085)	—	(25,085)
Common stock dividends declared	—	—	—	—	—	(21,616)	—	—	—	(21,616)
Currency translation adjustments	—	—	—	—	—	—	—	—	37	37
Net income	—	—	—	—	—	63,530	—	—	1,711	65,241	65,241
Other comprehensive loss	—	—	—	—	—	—	(29,122)	—	—	(29,122)	(29,122)

March 31, 2012	$—	—	$363	35,755,317	$703,628	$993,435	$(159,239)	$(25,085)	$8,722	$1,521,824	$36,119

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Bristow Group Inc., a Delaware corporation (together with its consolidated entities, unless the context requires otherwise, “Bristow Group”, the “Company”, “we”, “us”, or “our”), is the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. With a fleet of 556 aircraft as of March 31, 2012, including 195 held by unconsolidated affiliates, Bristow Group and its affiliates conduct major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore oil and gas producing regions of the world, including Alaska, Australia, Brazil, Russia and Trinidad. Certain of our affiliates also provide helicopter military training, search and rescue services and helicopter flight training.

Basis of Presentation

The consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities after elimination of all significant intercompany accounts and transactions. Investments in affiliates in which we have a majority voting interest and entities that meet the criteria of Variable Interest Entities (“VIEs”) of which we are the primary beneficiary are consolidated. See discussion of VIEs in Note 3. We apply the equity method of accounting for investments in entities if we have the ability to exercise significant influence over an entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We apply the cost method of accounting for investments in other entities if we do not have the ability to exercise significant influence over the unconsolidated affiliate. These investments in private companies are carried at cost and are adjusted only for capital distributions and other-than-temporary declines in value. Dividends from cost method investments are recognized in earnings from unconsolidated affiliates, net of losses, when paid.

Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2012 is referred to as fiscal year 2012.

Certain reclassifications of prior period information have been made to conform to the presentation of the current period information. These reclassifications had no effect on net income as previously reported.

Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Areas where accounting estimates are made by management include:

•	Allowances for doubtful accounts;

•	Inventory allowances;

•	Property and equipment;

•	Goodwill, intangible and other long-lived assets;

•	Pension benefits;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Contingent liabilities; and

•	Taxes.

Cash and Cash Equivalents — Our cash equivalents include funds invested in highly-liquid debt instruments with original maturities of 90 days or less.

Accounts Receivable — Trade and other receivables are stated at net realizable value. We grant short-term credit to our clients, primarily major integrated, national and independent oil and gas companies. We establish allowances for doubtful accounts on a case-by-case basis when a determination is made that the required payment is unlikely to occur. In establishing these allowances, we consider a number of factors, including our historical experience, change in our clients’ financial position and restrictions placed on the conversion of local currency into U.S. dollars, as well as disputes with clients regarding the application of contract provisions to our services.

The following table is a rollforward of the allowance for doubtful accounts, including affiliates and non-affiliates, for fiscal years 2012, 2011 and 2010 (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Balance – beginning of fiscal year	$99	$4,956	$4,009
Additional allowances	162	1,039	5,441
Write-offs and collections	(18)	(5,896)	(4,495)
Foreign currency effects	—	—	1

Balance – end of fiscal year	$243	$99	$4,956

During fiscal years 2011 and 2010, we recorded allowances of $1.0 million and $4.6 million, respectively, against amounts billed to Heliservicio Campeche S.A. de C.V. (“Heliservicio”), an unconsolidated affiliate through July 15, 2011, where collectability was deemed less than probable. In fiscal year 2011, as a result of the settlement of amounts due from Heliservicio in connection with the agreement to sell our remaining interest in Heliservicio, we wrote-off $5.6 million in accounts receivable from Heliservicio, reducing the allowance for prior billings from Heliservicio to zero. See Note 2 for further discussion of the operations of and transactions with Heliservicio.

Inventories — Inventories are stated at the lower of average cost or market value and consist primarily of spare parts. The following table is a rollforward of the allowance related to obsolete and excess inventory for fiscal years 2012, 2011 and 2010 (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Balance – beginning of fiscal year	$16,018	$13,685	$9,969
Impairment of inventories	25,919	—	—
Additional allowances	3,124	10,422	8,632
Inventory disposed and scrapped	(11,331)	(8,755)	(5,406)
Foreign currency effects	634	666	490

Balance – end of fiscal year	$34,364	$16,018	$13,685

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During fiscal year 2012, we recorded an impairment charge of $25.9 million to write-down certain spare parts within inventories to lower of cost or market value. This impairment charge resulted from the identification of $48.8 million of inventory that is dormant, obsolete or excess based on a review of our future inventory needs completed during fiscal year 2012. This inventory review was driven by changes to our future fleet strategy. The change in fleet strategy resulted from (1) a continued shift in demand for our aircraft to newer technology aircraft types, (2) the introduction of the Bristow Client Promise through which we will position Bristow Group as the premium service provider of offshore transportation services and (3) the introduction of the new financial metric of Bristow Value Added. The change in demand for our older aircraft has accelerated over the last few quarters as a result of a renewed focus on safety and reliability across the offshore energy industry after the Macondo oil spill in the U.S. Gulf of Mexico. The change in fleet strategy resulted in the determination that we will operate certain older types of aircraft for a shorter period than originally anticipated and led to the global review of spare parts inventories supporting our fleet. This impairment charge is included on a separate line within operating expense on the condensed consolidated statements of income.

Additionally, during fiscal year 2012, we sold inventory in Mexico for a loss of $1.0 million. This loss is recorded as a reduction in gain (loss) on disposal of assets on the consolidated statement of income.

Property and Equipment — Property and equipment are stated at cost. Property and equipment includes construction in progress, primarily consisting of progress payments on aircraft purchases and facility construction, of $126.6 million and $112.4 million as of March 31, 2012 and 2011, respectively. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of aircraft range from 5 to 15 years, and the residual value used in calculating depreciation of aircraft ranges from 30% to 50% of cost. The estimated useful lives for buildings on owned properties range from 15 to 40 years. Other depreciable assets are depreciated over estimated useful lives ranging from 3 to 15 years, except for leasehold improvements which are depreciated over the lesser of the useful life of the improvement or the lease term (including any period where we have options to renew if it is probable that we will renew the lease). The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in gain (loss) on disposal of assets.

We capitalize betterments and improvements to our aircraft and amortize such costs over the remaining useful lives of the aircraft. Betterments and improvements increase the life or utility of an aircraft.

Goodwill — Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill has an indefinite useful life and is not amortized, but is assessed for impairment annually as of March 31.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill totaling $29.6 million and $32.0 million as of March 31, 2012 and 2011, respectively, relates to our business units as follows (in thousands):

	Europe	Bristow Academy	West Africa	Other International	Total
March 31, 2010	$14,644	$10,210	$6,325	$576	$31,755
Foreign currency translation	294	53	(55)	—	292

March 31, 2011	14,938	10,263	6,270	576	32,047
Purchase price adjustment to previously acquired goodwill (1)	(1,914)	—	—	—	(1,914)
Foreign currency translation	(470)	(3)	(16)	—	(489)

March 31, 2012	$12,554	$10,260	$6,254	$576	$29,644

(1)	Relates to the correction of an immaterial error related to the acquisition of an additional interest in Bristow Norway.

In the fourth quarter of fiscal year 2012, we adopted new accounting guidance that allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and if a quantitative assessment should be performed. We performed a qualitative analysis and concluded it is more likely than not that the fair value of each reporting unit is not less than the carrying value and, therefore, did not perform a quantitative analysis. Accordingly, the annual impairment assessment as of March 31, 2012 indicated there is no impairment of goodwill. Qualitative factors considered during our assessment include the capital markets environment, global economic conditions, the demand for helicopter services, the necessity for training of new pilots (Bristow Academy only), changes in our results of operations, the magnitude of the excess of fair value over the carrying amount of each reporting unit as determined in prior years’ quantitative testing, and other factors. In addition to the annual assessment, an impairment assessment of goodwill is conducted when events occur or circumstance change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill totaling approximately $4.8 million as of March 31, 2012 is expected to be deductible for tax purposes.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets — Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values. Intangible assets by type were as follows (in thousands):

	Client contracts	Non-compete agreements	Client relationships	Licenses	Total
	Gross Carrying Amount
March 31, 2010	$7,056	$3,393	$1,718	$817	$12,984
Foreign currency translation	281	—	68	32	381

March 31, 2011	7,337	3,393	1,786	849	13,365
Foreign currency translation	(86)	—	(40)	(9)	(135)

March 31, 2012	$7,251	$3,393	$1,746	$840	$13,230

	Accumulated Amortization
March 31, 2010	$(1,722)	$(2,081)	$(231)	$(138)	$(4,172)
Amortization expense	(1,270)	(698)	(170)	(80)	(2,218)

March 31, 2011	(2,992)	(2,779)	(401)	(218)	(6,390)
Amortization expense	(1,353)	(614)	(181)	(86)	(2,234)

March 31, 2012	$(4,345)	$(3,393)	$(582)	$(304)	$(8,624)

Weighted average remaining contractual life, in years	2.1	—	6.4	6.2	2.1

Future amortization expense of intangible assets for each of the years ending March 31 are as follows (in thousands):

2013	$1,620
2014	1,620
2015	467
2016	267
2017	267
Thereafter	365

$4,606

The non-compete agreements relate to Bristow Academy. The client contracts, client relationships and licenses relate to Bristow Norway, included in our Europe business unit.

Impairment of Long-Lived Assets — Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset or asset group to be held and used exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets held for sale are classified as current assets in our consolidated balance sheets and recorded at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale (if any) are presented separately in the appropriate asset and liability sections of the consolidated balance sheets. We recorded impairment charges of $26.3 million and $1.5 million included in gain (loss) on disposal of assets to reduce the carrying value of aircraft held for sale in fiscal years 2012 and 2011, respectively. We did not recognize any impairment charges related to

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

long-lived assets in fiscal year 2010. Additionally, in fiscal year 2012, we recorded an impairment charge in depreciation and amortization expense for two medium aircraft, which management intends to sell prior to the previously estimated useful life of the aircraft, resulting from the review of our operational fleet. See further discussion in Note 4.

Impairment of Investments in Unconsolidated Affiliates — We perform regular reviews of each investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties raising capital to continue operations, and when we expect the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainty regarding the projected financial performance of investees, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investees in which we have investments. During fiscal year 2011, we recorded an impairment charge included in other income (expense), net of $2.4 million related to our investment in Heliservicio. See a discussion of the transaction resulting in the impairment of this investment in Note 2. We did not recognize any impairment charges related to our investments in unconsolidated affiliates in fiscal years 2012 and 2010.

Other Assets — In addition to the intangible assets discussed above, other assets as of March 31, 2012 and 2011 primarily include debt issuance costs of $8.1 million and $8.9 million, respectively, which are being amortized over the life of the related debt.

Contingent Liabilities — We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Income for each reporting period includes revisions to contingent liability reserves resulting from different facts or information which become known or circumstances which change and affect our previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information which becomes known or circumstances that change after the reporting date for the previous period through the reporting date of the current period. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized.

Proceeds from casualty insurance settlements in excess of the carrying value of damaged assets are recognized in gain (loss) on disposal of assets when we have received proof of loss documentation or are otherwise assured of collection of these amounts.

Revenue Recognition — In general, we recognize revenue when it is both realized or realizable and earned. We consider revenue to be realized or realizable and earned when the following conditions exist: there is persuasive evidence of an arrangement, generally a client contract exists; the services or products have been performed or delivered to the client; the sales price is fixed or determinable; and collection is probable. More specifically, revenue from helicopter services is recognized based on contractual rates as the related services are performed. The charges under these contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. These contracts are for varying periods and generally permit the client to cancel the contract before the end of the term. We also provide services to clients on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. The charges for ad hoc services are based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. In order to offset potential increases in operating costs, our long-term contracts may provide for periodic increases in the contractual rates charged for our services. We recognize the impact of these rate increases when the criteria

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outlined above have been met. This generally includes written recognition from the clients that they are in agreement with the amount of the rate escalation. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally reimbursed by the client and included in operating revenue in our consolidated statements of income. Other cost reimbursements from clients are recorded as reimbursable revenue in our consolidated statements of income.

Pension Benefits — See Note 10 for a discussion of our accounting for pension benefits.

Maintenance and Repairs — We charge maintenance and repair costs, including major aircraft component overhaul costs, to earnings as the costs are incurred. However, certain major aircraft components, primarily engines and transmissions, are maintained by third-party vendors under contractual arrangements. Under these agreements, we are charged an agreed amount per hour of flying time. The costs charged under these contractual arrangements are recognized in the period in which the flight hours occur. To the extent that we have not yet been billed for costs incurred under these arrangements, these costs are included in accrued maintenance and repairs on our consolidated balance sheets.

Taxes — We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amount and tax basis of our assets and liabilities and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. We record a valuation reserve when we believe that it is more likely than not that any deferred income tax asset created will not be realized.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

We recognize tax benefits attributable to uncertain tax positions when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. We recognize interest and penalties accrued related to unrecognized tax benefits as a component of provision for income taxes.

Foreign Currency — In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. Balance sheet information is presented based on the exchange rate as of the balance sheet date, and statement of income information is presented based on the average conversion rate for the period. The various components of stockholders’ investment are presented at their historical average exchange rates. The resulting difference after applying the different exchange rates is the currency translation adjustment. Foreign currency transaction gains and losses result from the effect of changes in exchange rates on transactions denominated in currencies other than a company’s functional currency, including transactions between consolidated companies. An exception is made where an intercompany loan or advance is deemed to be of a long-term investment nature, in which instance foreign currency transaction gains or losses are included as currency translation adjustments and are reported in stockholders’ investment as accumulated other comprehensive gains or losses. Changes in exchange rates could cause significant changes in our financial position and results of operations in the future.

As a result of changes in exchange rates, we recorded foreign currency transaction gains of $0.4 million during fiscal year 2012 and foreign currency transaction losses of approximately $0.1 million and $1.2 million

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

during fiscal years 2011 and 2010, respectively. Our earnings from unconsolidated affiliates, net of losses, are also affected by the impact of changes in foreign currency exchange rates on the reported results of our unconsolidated affiliates. During fiscal years 2012, 2011 and 2010, earnings from unconsolidated affiliates, net of losses, were decreased by $8.1 million and increased by $2.9 million and $5.3 million, respectively, as a result of the impact of changes in foreign currency exchange rates on the results of our unconsolidated affiliates, primarily the impact of changes in the Brazilian real and U.S. dollar exchange rate on results for our affiliate in Brazil.

Derivative Financial Instruments — See Note 7 for a discussion of our accounting for derivative financial instruments.

Incentive Compensation — See Note 10 for a discussion of our accounting for incentive compensation arrangements.

Other Income (Expense), Net — The amounts for fiscal years 2012, 2011 and 2010 include the foreign currency transaction gains and losses described under “Foreign Currency” above. Other income (expense), net in fiscal year 2012 did not include any other significant items. Other income (expense), net in fiscal year 2011 also includes $2.4 million for impairment of our investment in Heliservicio, gains on sales of two joint ventures of $0.6 million and a $2.3 million redemption premium as a result of the early redemption of the 6 1/8% Senior Notes due 2013 (“6 1/8% Senior Notes”). Other income (expense), net in fiscal year 2010 also includes $3.9 million of hedging gains resulting from termination of forward contracts on euro-denominated aircraft purchase commitments.

Recent Accounting Pronouncement

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement that provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two, separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report a statement of income and, immediately following, a statement of comprehensive income. Under either method, entities must display adjustments for items reclassified from other comprehensive income to net income in both net income and comprehensive income. In December 2011, the FASB deferred the effective date of the presentation of reclassifications of items out of other comprehensive income. The remaining provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We will adopt this pronouncement for our fiscal year 2013 beginning April 1, 2012.

Note 2 — ACQUISITIONS AND DISPOSITIONS

Líder Acquisition

On May 26, 2009, we acquired a 42.5% interest in Líder Aviação Holding S.A. (“Líder”), the largest provider of helicopter and executive aviation services in Brazil, for $179.9 million, including transaction costs incurred in fiscal years 2010 and 2009. The investment is accounted for under the equity method of accounting. In connection with this transaction, Líder purchased one large and four medium aircraft from us for $55.0 million, resulting in a net cash outlay of $124.9 million. For the five years after this acquisition, Bristow Group has the right to provide 100% of Líder’s helicopter lease requirements as well as the right to lease 50% of Líder’s total medium and large helicopter requirements that it would otherwise fulfill through purchase or finance lease.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, the terms of the purchase agreement included incremental earn-out payments of $8.5 million for each year in the three-year period ending December 31, 2011 and a cumulative earn-out payment up to an additional $27.6 million based on the achievement of growth targets over the three-year period ending December 31, 2011. Based on Líder’s audited results for the years ended December 31, 2011, 2010 and 2009, none of the earn-out payments were earned. In connection with the acquisition of our interest in Líder, we entered into a shareholders’ agreement that defines certain rights held by shareholders of Líder. Pursuant to the shareholders’ agreement, we are entitled to appoint one of the five members of Líder’s board of directors and our approval is required for certain actions. The shareholders’ agreement also includes provisions relating to the transfer of Líder shares, including provisions that restrict the sale by us of our Líder shares for three years, provide us with a right of first refusal on certain secondary sales and a tag along right for transfers of shares and require our consent for an initial public offering by Líder in specified circumstances.

Heliservicio and RLR

Prior to January 2010, we had a 24% interest in Heliservicio and a 70% interest in Rotorwing Leasing Resources, L.L.C. (“RLR”) for our operations in Mexico. In January 2010, we acquired an additional 29% interest in RLR for $7.6 million and as a result owned 99% of RLR. Additionally, in January and February 2010, we and our partner contributed $4.6 million and $14.5 million, respectively, to Heliservicio. This contribution did not change our ownership percentage in Heliservicio. As of December 31, 2009, Heliservicio owed RLR and other Bristow Group subsidiaries $29.7 million. Subsequent to the January 2010 contributions to Heliservicio, Heliservicio settled a portion of the amounts due to us and our partner for services provided to Heliservicio in prior periods. Heliservicio had remaining outstanding amounts due to us totaling $12.8 million as of March 31, 2010 of which we provided an allowance for doubtful accounts of $4.6 million ($0.9 million of which related to disputed invoices).

On January 14, 2011, we entered into an Equity Interest Purchase and Sale Agreement with Controladora De Servicios Aeronauticos, S.A. de C.V. (“CICSA”) and Rotorwing Financial Services, Inc. (“RFS”), the owner of the other 76% of Heliservicio and the owner of the other 1% of RLR, respectively. Through this agreement, we and our partners agreed that CICSA would purchase the remaining 24% interest in Heliservicio. Additionally, concurrent with the sale of our interest in Heliservicio, we would execute an option to purchase the 1% interest in RLR owned by RFS. This transaction closed on July 15, 2011 resulting in us having no ownership interest in Heliservicio and full ownership of RLR. Our ownership interest in Heliservicio transferred to CICSA for no proceeds; however, as we had impaired our investment in Heliservicio as of March 31, 2011, we recognized no gain or loss on this transaction during fiscal year 2012. We acquired the remaining 1% interest in RLR for $0.3 million.

We continue to lease aircraft from RLR and other consolidated subsidiaries to Heliservicio under revised lease agreements.

Note 3 — VARIABLE INTEREST ENTITIES AND OTHER INVESTMENTS IN SIGNIFICANT AFFILIATES

VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. If we

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determine that we have operating power and the obligation to absorb losses or receive benefits, we consolidate the VIE as the primary beneficiary, and if not, we do not consolidate.

As of March 31, 2012, we had interests in three VIEs of which we are the primary beneficiary, which are described below, and had no interests in VIEs of which we are not the primary beneficiary.

Bristow Aviation Holdings Limited — We own 49% of Bristow Aviation Holdings Limited’s (“Bristow Aviation”) common stock and a significant amount of its subordinated debt. Bristow Aviation is incorporated in England and holds all of the outstanding shares in Bristow Helicopter Group Limited (“Bristow Helicopters”). Its subsidiaries provide helicopter services to clients primarily in the U.K, Norway, Australia and Nigeria. Bristow Aviation is organized with three different classes of ordinary shares having disproportionate voting rights. The Company, Caledonia Investments plc and its subsidiary, Caledonia Industrial & Services Limited (collectively, “Caledonia”) and a European Union investor (the “E.U. Investor”) own 49%, 46% and 5%, respectively, of Bristow Aviation’s total outstanding ordinary shares, although Caledonia has voting control over the E.U. Investor’s shares.

In addition to our ownership of 49% of Bristow Aviation’s outstanding ordinary shares, in May 2004, we acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights, from Bristow Aviation for £1 per share ($14.4 million in total). We also have £91.0 million ($145.4 million) principal amount of subordinated unsecured loan stock (debt) of Bristow Aviation bearing interest at an annual rate of 13.5% and payable semi-annually. Payment of interest on such debt has been deferred since its incurrence in 1996. Deferred interest accrues at an annual rate of 13.5% and aggregated $975.1 million as of March 31, 2012.

The Company, Caledonia, the E.U. Investor and Bristow Aviation have entered into a shareholder agreement respecting, among other things, the composition of the board of directors of Bristow Aviation. On matters coming before Bristow Aviation’s board, Caledonia’s representatives have a total of three votes and the two other directors have one vote each. In addition, Caledonia has the right to nominate two persons to our board of directors and to replace any such directors so nominated.

Caledonia, the Company and the E.U. Investor also have entered into a put/call agreement under which, upon giving specified prior notice, we have the right to buy all the Bristow Aviation shares held by Caledonia and the E.U. Investor, who, in turn, each have the right to require us to purchase such shares. Under current English law, we would be required, in order for Bristow Aviation to retain its operating license, to find a qualified E.U. investor to own any Bristow Aviation shares we have the right to acquire under the put/call agreement. The only restriction under the put/call agreement limiting our ability to exercise the put/call option is a requirement to consult with the Civil Aviation Authority (“CAA”) in the U.K. regarding the suitability of the new holder of the Bristow Aviation shares. The put/call agreement does not contain any provisions should the CAA not approve the new E.U. investor. However, we would work diligently to find a E.U. investor suitable to the CAA. The amount by which we could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and we have reflected this amount on our consolidated balance sheets as noncontrolling interest.

Furthermore, the call option provides a mechanism whereby the economic risk for the other investors is limited should the financial condition of Bristow Aviation deteriorate. The call option price is the nominal value of the ordinary shares held by the noncontrolling shareholders (£1.0 million as of March 31, 2012) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. We can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid. We have accrued the annual return due to the

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other shareholders at a rate of sterling LIBOR plus 3% (prior to May 2004, the rate was fixed at 12%) by recognizing noncontrolling interest expense in our consolidated statements of income, with a corresponding increase in noncontrolling interest on our consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in noncontrolling interest on our consolidated balance sheets. The other investors have an option to put their shares in Bristow Aviation to us. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price.

Changes in the balance for the noncontrolling interest associated with Bristow Aviation are as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Balance – beginning of fiscal year	$1,582	$1,495	$1,419
Payments to noncontrolling interest shareholders	(63)	(59)	(76)
Noncontrolling interest expense	62	59	65
Currency translation	(4)	87	87

Balance – end of fiscal year	$1,577	$1,582	$1,495

Bristow Aviation and its subsidiaries are exposed to similar operational risks and are therefore monitored and evaluated on a similar basis by management. Accordingly, the financial information reflected on our consolidated balance sheets and statements of income for Bristow Aviation and subsidiaries is presented in the aggregate, including intercompany amounts with other consolidated entities, as follows (in thousands):

	March 31,
	2012	2011
Assets
Cash and cash equivalents	$31,978	$29,840
Accounts receivable	274,853	190,896
Inventories	98,208	108,586
Prepaid expenses and other current assets	30,975	50,296

Total current assets	436,014	379,618
Investment in unconsolidated affiliates	12,370	12,344
Property and equipment, net	148,622	221,274
Goodwill	13,528	15,915
Other assets	11,529	9,794

Total assets	$622,063	$638,945

Liabilities
Accounts payable	$109,967	$72,140
Accrued liabilities	1,049,419	902,570
Deferred taxes	9,142	9,816
Short-term borrowings and current maturities of long-term debt	—	2,724

Total current liabilities	1,168,528	987,250
Long-term debt, less current maturities	154,217	156,080
Accrued pension liabilities	111,742	99,645
Other liabilities and deferred credits	719	13,043
Deferred taxes	—	16,334

Total liabilities	$1,435,206	$1,272,352

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2012	2011	2010
Revenue	$1,044,060	$904,849	$845,169
Operating (loss) income	(16,543)	36,789	36,828
Net loss	(151,707)	(86,451)	(76,143)

Bristow Helicopters Nigeria Ltd. — Bristow Helicopters Nigeria Ltd. (“BHNL”) is a joint venture in Nigeria with local partners in which we own an interest of 40%. BHNL provides helicopter services to clients in Nigeria.

In order to have a presence in the Nigerian market, we were required to identify local citizens to participate in the ownership of entities domiciled in the region. However, these owners do not have extensive knowledge of the aviation industry and have historically deferred to our expertise in the overall management and day-to-day operation of BHNL (including the establishment of operating and capital budgets and strategic decisions regarding the potential expansion of BHNL’s operations). We have also historically provided subordinated financial support to BHNL and will need to continue to do so unless and until BHNL acquires sufficient equity to permit itself to finance its activities without that additional support from us. Thus, because we have the power to direct the most significant activities affecting the economic performance and ongoing success of BHNL and hold a variable interest in the entity in the form of our equity investment and working capital infusions, we consolidate BHNL as the primary beneficiary.

BHNL is an indirect subsidiary of Bristow Aviation; therefore, financial information for this entity is included within the amounts for Bristow Aviation and its subsidiaries presented above.

Pan African Airlines Nigeria Ltd. — Pan African Airlines Nigeria Ltd. (“PAAN”) is a joint venture in Nigeria with local partners in which we own an interest of 50.17%. PAAN provides helicopter services to clients in Nigeria.

The activities that most significantly impact PAAN’s economic performance relate to the day-to-day operation of PAAN, setting of operating and capital budgets and strategic decisions regarding the potential expansion of PAAN’s operations. Throughout the history of PAAN, our representation on the board and our secondment to PAAN of its managing director has enabled us to direct the key operational decisions of PAAN (without objection from the other board members). We have also historically provided subordinated financial support to PAAN and will need to continue to do so unless and until PAAN acquires sufficient equity to permit itself to finance its activities without that additional support from us. As we have the power to direct the most significant activities affecting the economic performance and ongoing success of PAAN and hold a variable interest in the form of our equity investment and working capital infusions, we consolidate PAAN as the primary beneficiary. However, as long as we own a majority interest in PAAN, the separate presentation of financial information in a tabular format for PAAN is not required.

Other Significant Affiliates — Consolidated

In addition to the VIEs discussed above, we consolidate the following less than 100% owned entity:

Aviashelf Aviation Co. — Bristow Aviation has a 48.5% interest in Aviashelf Aviation Co. (“Aviashelf”), a Russian helicopter company. Additionally, we own 51% of two U.K. joint venture companies, Bristow Helicopters Leasing Ltd. (“BHLL”) and Sakhalin Bristow Air Services Ltd. (“SBAS”). These two U.K. companies lease aircraft to Aviashelf which holds the contracts for our Russian operations. Aviashelf is consolidated based on the ability of certain consolidated subsidiaries of Bristow Aviation to control the vote on a majority of the shares of Aviashelf, rights to manage the day to day operations of the company which were

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted under a shareholders’ agreement, and our ability to acquire an additional 8.5% interest in Aviashelf under a put/call option agreement.

Other Significant Affiliates — Unconsolidated

We have investments in other significant unconsolidated affiliates as described below.

PAS — In Egypt, we operate through our 25% interest in Petroleum Air Services (“PAS”), an Egyptian corporation. PAS provides helicopter and fixed wing transportation to the offshore energy industry. Additionally, spare fixed wing capacity is chartered to tourism operators. PAS owns 45 aircraft. PAS is accounted for under the cost method as we are unable to exert significant influence over its operations.

FB Entities — We own a 50% interest in each of FBS Limited (“FBS”), FB Heliservices Limited (“FBH”), and FB Leasing Limited (“FBL”), collectively referred to as the FB Entities, U.K. corporations which principally provide pilot training, maintenance and support services to the British military under a contract that runs through March 2016 with two possible one year extensions. In connection with the performance of this contract, Bristow Aviation has guaranteed repayment of up to £10 million ($16.0 million) of FBS’s outstanding debt obligation for aircraft purchased. FBS and FBL own and operate a total of 64 aircraft. The FB Entities are accounted for under the equity method.

Líder — In Brazil, we own a 42.5% interest in Líder, a provider of helicopter and executive aviation services. Líder’s fleet has 53 helicopters and 33 fixed wing aircraft. Líder also leases 11 aircraft from us and one aircraft from a third party to provide helicopter services to its clients. Líder is accounted for under the equity method. See Note 2.

Other — Historically, in addition to the expansion of our business through purchases of new and used aircraft, we have also established new joint ventures with local partners or purchased significant ownership interests in companies with ongoing helicopter operations, particularly in countries where we have no operations or our operations are limited in scope, and we continue to evaluate similar opportunities which could enhance our operations. Where we believe that it is probable that an equity method investment will result, the costs associated with such investment evaluations are deferred and included in investment in unconsolidated affiliated in the consolidated balance sheet. For each investment evaluated, an impairment of deferred costs is recognized in the period in which we determined that it is no longer probable an equity method investment will result. As of March 31, 2012, we had $2.4 million in investments in unconsolidated affiliates in the process of being evaluated.

Our percentage ownership and investment balances for the unconsolidated affiliates are as follows:

	March 31,
	2012	2011	2012	2011
			(In thousands)
Cost Method:
PAS	25%	25%	$6,286	$6,286
Other			104	104
Equity Method:
FB Entities	50%	50%	11,410	11,508
Heliservicio (1)	—%	24%	—	—
Líder	42.5%	42.5%	183,916	189,854
Other			3,384	882

Total			$205,100	$208,634

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings from unconsolidated affiliates were as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Dividends from entities accounted for on the cost method:
PAS	$2,060	$2,560	$2,560
Other	337	89	217

	2,397	2,649	2,777
Earnings, net of losses, from entities accounted for on the equity method:
FB Entities	11,014	9,686	8,645
Heliservicio (1)	—	(884)	(1,958)
Líder	(3,280)	8,513	2,275
Other	548	137	113

	8,282	17,452	9,075

Total	$10,679	$20,101	$11,852

(1)	See discussion of our investment in Heliservicio in Note 2. Prior to July 15, 2011, Heliservicio was a VIE which we were not the primary beneficiary and was accounted for under the equity method.

We received $14.1 million, $11.5 million and $11.3 million of dividends from our investments accounted for on the equity method for fiscal years 2012, 2011 and 2010, respectively.

A summary of combined financial information of our unconsolidated affiliates accounted for under the equity method is set forth below (in thousands):

	March 31,
	2012	2011
	(Unaudited)	(Unaudited)
Current assets	$232,010	$235,174
Non-current assets	473,815	467,922

Total assets	$705,825	$703,096

Current liabilities	$142,432	$185,427
Non-current liabilities	330,436	266,630
Equity	232,957	251,039

Total liabilities and equity	$705,825	$703,096

	Fiscal Year Ended March 31,
	2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$526,216	$606,097	$493,627
Gross profit	$95,508	$99,828	$56,491
Net income	$23,926	$50,091	$12,632

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — PROPERTY AND EQUIPMENT AND ASSETS HELD FOR SALE

Property and Equipment

Fiscal year 2012. During fiscal year 2012, we made capital expenditures of $326.4 million for aircraft and other equipment, adding a total of 11 owned aircraft to our consolidated fleet. We also completed the following transactions during fiscal year 2012:

•

The disposal of 29 aircraft and other equipment for proceeds of $58.2 million, which resulted in a net loss of $3.3 million included in gain (loss) on disposal of assets in our consolidated statement of income.

•	We received proceeds of $147.8 million for the sale of seven aircraft and entered into seven separate agreements to lease back these aircraft.

•

We transferred our interest in two aircraft previously included in construction in progress within property and equipment on our consolidated balance sheet in return for $23.4 million in progress payments previously paid on these aircraft.

•	We received proceeds from insurance recoveries of $10.4 million, recording a loss of $1.1 included in gain (loss) on disposal of assets in our consolidated statement of income.

•

We recorded an impairment charge of $2.8 million related to two medium aircraft our management intends to sell prior to the previously estimated life of the aircraft. This impairment charge is included in depreciation and amortization expense in the consolidated statement of income.

•

We recorded an impairment charge of $2.7 million resulting from the abandonment of certain assets located in Creole, Louisiana and used in our U.S. Gulf of Mexico operations as we ceased operations from that location. This impairment charge is included in depreciation and amortization expense in the consolidated statement of income.

•

We recorded a $1.1 million loss on the disposal of a fixed wing aircraft previously operating in Nigeria that was damaged in an incident upon landing. The aircraft was insured, but subject to self-insured retention and loss sensitive factors. The $1.1 million loss is included as a reduction in gain (loss) on disposal of assets in our consolidated statement of income.

•	We transferred 21 aircraft to held for sale, reducing property and equipment by $30.2 million.

The disposal of aircraft in fiscal year 2012 included the disposal of nine AS332L large aircraft for $28.9 million, realizing a loss of $5.6 million. See discussion of impairment of held for sale AS332Ls under “Assets Held for Sale” below.

Fiscal Year 2011. During fiscal year 2011, we made capital expenditures of $145.5 million for aircraft and other equipment, adding a total of 8 owned aircraft to our fleet. We also completed the following transactions during fiscal year 2011:

•	The disposal of 16 aircraft and other equipment for proceeds of proceeds of $20.1 million, which together resulted in a net gain of $10.2 million included in gain (loss) on disposal of assets.

•	We received proceeds from insurance recoveries of $7.3 million, of which a gain of $4.2 million was recorded in fiscal year 2010.

•

We recorded an impairment charge of $5.3 million, included in depreciation and amortization expense, related to expenditures made primarily in fiscal years 2010 and 2009 to upgrade an internal software system, as it was no longer probable that this system upgrade would be completed. These expenditures had been included in construction in progress.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	We received $4.0 million in deposit for aircraft and inventory held for sale.

•	We transferred 14 aircraft to held for sale, reducing property and equipment by $27.4 million.

Fiscal Year 2010. During fiscal year 2010, we made capital expenditures of $306.9 million for aircraft and other equipment, adding a total of 26 owned aircraft to our fleet. We also completed the following transactions during fiscal year 2010:

•

The disposal of 22 aircraft and other equipment for proceeds of $78.7 million, which together resulted in a net gain of $14.5 million included in gain (loss) on disposal of assets in the consolidated statement of income.

•	We recorded a $4.2 million gain related to insurance recoveries as discussed above.

Assets Held for Sale

As of March 31, 2012 and 2011, we had 19 and 16 aircraft, respectively, totaling $18.7 million and $31.6 million classified as held for sale. We recorded impairment charges of $26.3 million and $1.5 million to reduce the carrying value of 19 and three aircraft held for sale, during fiscal years 2012 and 2011, respectively. These impairment charges are included as a reduction in gain (loss) on disposal of assets in the consolidated statements of income. No impairment charge was recorded in fiscal year 2010 to reduce the carrying value of aircraft to their fair values.

The impairment charges recorded in fiscal year 2012 include a charge of $23.3 million related to two AS332Ls included as part of the sale of the AS332Ls discussed under “Property and Equipment” above, but where title did not transfer prior to March 31, 2012, and five other AS332Ls held for sale. This impairment was triggered as a result of losses realized on the sale of similar aircraft in fiscal year 2012.

Note 5 — DEBT

Debt as of March 31, 2012 and 2011 consisted of the following (in thousands):

	March 31,
	2012	2011
7 1/2% Senior Notes due 2017, including $0.3 million and $0.4 million of unamortized premium, respectively	$350,346	$350,410
Term Loan	245,000	200,000
Revolving Credit Facility	59,300	30,000
3% Convertible Senior Notes due 2038, including $12.4 million and $15.8 million of unamortized discount, respectively	102,599	99,219
Bristow Norway Debt	—	11,454
RLR Note	—	14,900
Other debt	—	1,478

Total debt	757,245	707,461
Less short-term borrowings and current maturities of long-term debt	(14,375)	(8,979)

Total long-term debt	$742,870	$698,482

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7 1/2% Senior Notes due 2017 — On June 13 and November 13, 2007, we completed offerings totaling $350 million of 7 1/2% Senior Notes due 2017 (the “7 1/2% Senior Notes”). $50 million of the notes were issued for a premium of $0.6 million, which is being amortized over the life of the notes as a reduction of interest expense. These notes are unsecured senior obligations and rank effectively junior in right of payment to all of our existing and future secured indebtedness, rank equal in right of payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 7 1/2% Senior Notes are guaranteed by certain of our U.S. subsidiaries (the “Guarantor Subsidiaries”), which are the same subsidiaries that guaranteed the 6 1/8% Senior Notes due 2013 and are guarantors of the 3% Convertible Senior Notes (discussed below). The indenture for the 7 1/2% Senior Notes includes restrictive covenants which limit, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the Company and enter into transactions with affiliates. Interest on the 7 1/2% Senior Notes is paid on March 15 and September 15 of each year and the 7 1/2% Senior Notes mature on September 15, 2017. The 7 1/2% Senior Notes are redeemable at our option; however, any payment or re-financing of these notes prior to September 15, 2012 is subject to a make-whole premium, and any payment or re-financing is subject to a prepayment premium of 103.75%, 102.50% and 101.25% if redeemed during the twelve-month period beginning on September 15 of 2012, 2013 and 2014, respectively, after which the 7 1/2% Senior Notes are redeemable at par. Pursuant to a registration rights agreement with the holders of our 7 1/2% Senior Notes, we exchanged their notes for publicly registered notes with identical terms on March 3, 2008.

Revolving Credit Facility and Term Loan — In November 2010, we entered into a $375 million amended and restated revolving credit and term loan agreement (“Amended and Restated Credit Agreement”), which included a five-year, $175 million revolving credit facility (with a subfacility of $30 million for letters of credit) (“Revolving Credit Facility”) and a five-year, $200 million term loan (“Term Loan”) (together referred to as our “Credit Facilities”). Proceeds from the Term Loan and the borrowings under the Revolving Credit Facility were used primarily to redeem the 6 1/8% Senior Notes as described below.

On December 22, 2011, we entered into the First Amendment to the Amended and Restated Credit Agreement (the “Amendment”). The Amendment (i) increased the commitments under the Revolving Credit Facility from $175 million to $200 million, (ii) increased our Term Loan borrowings from $200 million to $250 million, (iii) extended the maturity date of the Revolving Credit Facility and Term Loan from November 2015 to December 2016 and (iv) reduced the applicable margins and commitment fees with respect to the Revolving Credit Facility and Term Loan. Proceeds from the $50 million increase of the Term Loan were used to pay off other borrowings at higher interest rates and for general corporate purposes. Borrowings under the Term Loan are payable in quarterly installments and commenced on December 30, 2011, with $133.8 million due in December 2016.

As amended by the Amendment, borrowings under the Revolving Credit Facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.50% per annum. The applicable margin for borrowings ranges from 0.00% to 2.25%, depending on whether the Base Rate or LIBOR is used, and is determined based on our leverage ratio pricing grid. In addition, under the Amended and Restated Credit Agreement, we are required to pay fees on the daily unused amount of the Revolving Credit Facility in an amount per annum equal to an applicable percentage, which ranges from 0.25% to 0.50% and is determined based on our leverage ratio pricing grid. Fees owed on the letters of credit issued under the Revolving Credit Facility are equal to the applicable margin for LIBOR borrowings. The interest rate was 2.25% and 2.75% as of March 31, 2012 and 2011, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligations under the Amended and Restated Credit Agreement are guaranteed by the Guarantor Subsidiaries and secured by the U.S. cash and cash equivalents, accounts receivable, inventories, non-aircraft equipment, prepaid expenses and other current assets, intangible assets and intercompany promissory notes held by Bristow Group Inc. and the Guarantor Subsidiaries, and 100% and 65% of the capital stock of certain of our principal domestic and foreign subsidiaries, respectively. In addition, the Amended and Restated Credit Agreement includes customary covenants, including certain financial covenants and restrictions on our ability to enter into certain transactions, including those that could result in the incurrence of additional indebtedness and liens; the making of loans, guarantees or investments; sale of assets; payments of dividends or repurchases of our capital stock; and entering into transactions with affiliates.

During fiscal year 2012, we made payments of $80.0 million and $5.0 million to reduce our borrowings under the Revolving Credit Facility and Term Loan, respectively. Additionally, we have received loan proceeds under the Revolving Credit Facility of $109.3 million which were primarily used for aircraft purchase payments. As of March 31, 2012, we had $0.6 million in letters of credit and $59.3 million in loans outstanding under the Revolving Credit Facility.

6 1/8% Senior Notes due 2013 — On June 20, 2003, we completed an offering of $230 million of the 6 1/8% Senior Notes. These notes were unsecured senior obligations and ranked effectively junior in right of payment to all our existing and future secured indebtedness, ranked equal in right of payment with our existing and future senior unsecured indebtedness and ranked senior in right of payment to any of our existing and future subordinated indebtedness. The 6 1/8% Senior Notes were guaranteed by the Guarantor Subsidiaries and scheduled to mature on June 15, 2013. On December 23, 2010, we redeemed the 6 1/8% Senior Notes and incurred a $2.3 million redemption premium which is included in other income (expense), net for fiscal year 2011. Additionally, we recorded non-cash expense of $2.4 million for unamortized debt issuance cost which is included in interest expense for fiscal year 2011.

3% Convertible Senior Notes due 2038 — In June 2008, we completed the sale of $115 million of 3% Convertible Senior Notes. These notes are unsecured senior obligations and rank effectively junior in right of payment to our existing and future secured indebtedness, rank equal in right of payment to all of our existing and future unsecured senior debt and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 3% Convertible Senior Notes are guaranteed by the Guarantor Subsidiaries. Interest is paid on the 3% Convertible Senior Notes on June 15 and December 15 of each year. The notes are convertible, under certain circumstances, using a net share settlement process, into a combination of cash and our common stock (“Common Stock”). In general, upon conversion of a note, the holder will receive cash equal to the principal amount of the note and Common Stock to the extent of the note’s conversion value in excess of such principal amount. The following table sets forth the stock price and additional shares by which the applicable conversion rate will be increased upon conversion, subject to the terms discussed above.

Market Value of Common Stock	Number of Shares of Common Stock Issued for Each $1,000 Principal Amount of 3% Convertible Senior Notes	Total Number of Shares of Common Stock Issued for 3% Convertible Senior Notes
$46.40 or less	21.5504	2,478,296
Between $46.40 and $168.30	21.5503 to 13.0610	2,478,285 to 1,502,015
$168.31 and above	13.0609	1,502,004

The notes will mature on June 15, 2038 and may not be redeemed by us prior to June 15, 2015, after which they may be redeemed at 100% of principal amount plus accrued and unpaid interest. Holders of the 3% Convertible Senior Notes may require us to repurchase any or all of their notes for cash on June 15, 2015, 2020, 2025, 2030 and 2035, or in the event of a fundamental change, as defined in the indenture for the 3% Convertible

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Notes (including the delisting of our Common Stock and certain change of control transactions), at a price equal to 100% of the principal amount plus accrued and unpaid interest. If a holder elects to convert its notes in connection with certain fundamental changes occurring prior to June 15, 2015, we will increase the applicable conversion rate by a specified number of additional shares of Common Stock. As of March 31, 2012, the if-converted value of the 3% Convertible Senior Notes did not exceed the principal balance.

Accounting standards require that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be accounted for with a liability component based on the fair value of a similar nonconvertible debt instrument and an equity component based on the excess of the initial proceeds from the convertible debt instrument over the liability component. Such excess represents proceeds related to the conversion option and is recorded as additional paid-in capital. The liability is recorded at a discount, which is then amortized as additional non-cash interest expense over the convertible debt instrument’s remaining life. The balances of the debt and equity components as of each period presented are as follows (in thousands):

	March 31,	March 31,
	2012	2011
Equity component – net carrying value	$14,905	$14,905
Debt component:
Face amount due at maturity	$115,000	$115,000
Unamortized discount	(12,401)	(15,781)

Debt component – net carrying value	$102,599	$99,219

The remaining debt discount is being amortized into interest expense over the expected three year remaining life of the 3% Convertible Senior Notes using the effective interest rate. The effective interest rate for each of fiscal years 2012, 2011 and 2010 was 6.9%. Interest expense related to our 3% Convertible Senior Notes for fiscal years 2012, 2011 and 2010 was as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Contractual coupon interest	$3,450	$3,450	$3,450
Amortization of debt discount	3,380	3,176	2,976

Total interest expense	$6,830	$6,626	$6,426

Bristow Norway Debt and Overdraft Facility — Bristow Norway had a term loan used to purchase a helicopter that was denominated in U.S. dollars prior to converting to NOK in August 2009. In February 2012, we repaid the U.S. dollar equivalent $10.5 million balance of the Bristow Norway term loan in full along with unpaid interest. The payment of the term loan released the security interest in the helicopter and certain receivables. Additionally, Bristow Norway has an overdraft facility of NOK 5 million ($0.9 million) with a Norwegian bank. No borrowings were outstanding under this overdraft facility as of March 31, 2012. Borrowings under the overdraft facility bear interest at a reference rate plus a margin and this overdraft facility can be terminated by either party upon ten banking days’ written notice.

RLR Note — In July 2008 we refinanced a 5.5% fixed interest term loan secured by six aircraft with a five-year term loan (the “RLR Note”) at a fixed interest rate of 5.5% and monthly payments of $0.2 million. As part of the refinancing, the security interest in one of the six aircraft was released. On January 5, 2012, we repaid the remaining $14.0 million balance outstanding in full along with unpaid interest, and the security interest in the remaining five aircraft was released.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other debt — In April 2010, Aviashelf entered into a loan with Bank Iturup for 60 million Russian rubles ($2.0 million) at a 19% interest rate. This loan was repaid in full in February 2012.

Other Matters — Aggregate annual maturities (which excludes unamortized premium of $0.3 million and unamortized discount of $12.4 million) for all debt for the next five fiscal years and thereafter are as follows (in thousands):

Fiscal year ending March 31
2013	$14,375
2014	21,875
2015	28,125
2016	31,250
2017	208,675
Thereafter	465,000

$769,300

Interest paid in fiscal years 2012, 2011, and 2010 was $37.8 million, $47.7 million and $45.3 million, respectively. Capitalized interest was $5.0 million, $6.0 million and $8.0 million in fiscal years 2012, 2011, and 2010, respectively.

Note 6 — FAIR VALUE DISCLOSURES

Assets and liabilities subject to fair value measurement are categorized into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:

•	Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 – unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Non-recurring Fair Value Measurements

The majority of our non-financial assets, which include inventories, property and equipment, goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial asset is required to be evaluated for impairment and deemed to be impaired, the impaired non-financial asset is recorded as its fair value.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the assets as of March 31, 2012, which are valued at fair value on a non-recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2012	Total Gain (Loss) for Fiscal Year 2012
Inventories	$—	$21,482	$—	$21,482	$(25,919)
Aircraft	—	13,700	—	13,700	(2,690)
Assets held for sale	—	12,780	—	12,780	(26,278)

Total assets	$—	$47,962	$—	$47,962	$(54,887)

The following table summarizes the assets as of March 31, 2011, which are valued at fair value on a non-recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2011	Total Gain (Loss) for Fiscal Year 2011
Assets held for sale	$—	1,050	$—	$1,050	$(1,500)

Total assets	$—	$1,050	$—	$1,050	$(1,500)

The fair value of inventories using Level 2 inputs is determined by evaluating the current economic conditions for sale and disposal of spare parts, which includes estimates as to the recoverability of the carrying value of the parts based on historical experience with sales and disposal of similar spare parts, the expected timeframe of sales or disposals, the location of the spare parts to be sold and the condition of the spare parts to be sold or otherwise disposed of. See Note 1 for further discussion of the impairment of inventories. The fair value of the aircraft and assets held for sale using Level 2 inputs is determined through evaluation of future cash flow generation from operating aircraft and expected sales proceeds for aircraft. This analysis includes estimates based on historical experience with sales, recent transactions involving similar assets, quoted market prices for similar assets and condition and location of aircraft to be sold or otherwise disposed of.

Recurring Fair Value Measurements

The following table summarizes the financial instruments we had as of March 31, 2012, which are valued at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2012	Balance Sheet Classification
Rabbi Trust investments	$4,171	$—	$—	$4,171	Other assets

Total assets	$4,171	$—	$—	$4,171

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the financial instruments we had as of March 31, 2011, which are valued at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2011	Balance Sheet Classification
Derivative asset	$—	$3,306	$—	$3,306	Prepaid expenses and other current assets
Rabbi Trust investments	4,091	—	—	4,091	Other assets

Total assets	$4,091	$3,306	$—	$7,397

The rabbi trust investments consist of mutual funds whose fair value is based on quoted prices in active markets for identical assets, and are designated as Level 1 within the valuation hierarchy. The rabbi trust holds investments related to our non-qualified deferred compensation plan for our senior executives as discussed in Note 10. The methods and assumptions used to estimate the fair value of the derivative asset in the table above include the mark-to-market statements from the counterparties, which can be validated using modeling techniques that include market inputs, such as publicly available forward market rates, and are designated as Level 2 within the valuation hierarchy.

The fair value of our financial instruments has been estimated in accordance with the accounting standard regarding fair value. The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The carrying and fair value of our long-term debt, including the current portion, are as follows (in thousands):

	March 31,
	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
7 1/2% Senior Notes	$350,346	$364,875	$350,410	$367,500
Term Loan	245,000	245,000	200,000	200,000
Revolving Credit Facility	59,300	59,300	30,000	30,000
3% Convertible Senior Notes	102,599	120,750	99,219	114,929
Other	—	—	27,832	27,832

	$757,245	$789,925	$707,461	$740,261

Other

The fair values of our cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value due to the short-term nature of these items.

NOTE 7 — DERIVATIVE FINANCIAL INSTRUMENTS

From time to time we enter into forward exchange contracts as a hedge against foreign currency asset and liability commitments and anticipated transaction exposures, including intercompany purchases. All derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. We do not use financial instruments for trading or speculative purposes.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The designation of a derivative instrument as a hedge and its ability to meet relevant hedge accounting criteria determines how the change in fair value of the derivative instrument will be reflected in the consolidated financial statements. A derivative qualifies for hedge accounting if, at inception, the derivative is expected to be highly effective in offsetting the hedge’s underlying cash flows or fair value and the documentation requirements of the accounting standard for derivative instruments and hedging activities are fulfilled at the time we enter into the derivative contract. A hedge is designated as a cash flow hedge, fair value hedge, or a net investment in foreign operations hedge based on the exposure being hedged. The asset or liability value of the derivative will change in tandem with its fair value. Changes in fair value, for the effective portion of qualifying hedges, are recorded in accumulated other comprehensive loss. The derivative’s gain or loss is released from accumulated other comprehensive loss to match the timing of the effect on earnings of the hedge’s underlying cash flows.

We review the effectiveness of our hedging instruments on a quarterly basis. We recognize current period hedge ineffectiveness immediately in earnings, and we discontinue hedge accounting for any hedge that we no longer consider to be highly effective. Changes in fair value for derivatives not designated as hedges or those not qualifying for hedge accounting are recognized in current period earnings. Upon termination of cash flow hedges, we release gains and losses from accumulated other comprehensive loss based on the timing of the underlying cash flows, unless the termination results from the failure of the intended transaction to occur in the expected timeframe. Such an untimely occurrence requires us to immediately recognize in earnings gains and losses previously recorded in accumulated other comprehensive loss.

None of our derivative instruments contain credit-risk-related contingent features. Counterparties to our derivative contracts are high credit quality financial institutions.

We entered into forward contracts during fiscal years 2012, 2011 and 2010 to mitigate our exposure to exchange rate fluctuations on our euro-denominated aircraft purchase commitments, which have been designated as cash flow hedges for accounting purposes. We had no open forward contracts relating to euro-denominated aircraft purchase commitments as of March 31, 2012. We had six open forward contracts as of March 31, 2011, which had rates ranging from 1.3153 U.S. dollars per euro to 1.3267 U.S. dollars per euro. These contracts had an underlying notional value of between €5,000,000 and €7,000,000, for a total of €34,300,871, with the first contract having expired in May 2011 and the last in June 2011. During the three months ended June 30, 2011, we entered into an additional open forward contract at a rate of 1.418 U.S. dollars per euro with an underlying notional value of €13,826,241 that expired in July 2011. As of March 31, 2011, the fair value of these contracts was an asset of $3.3 million and is included in prepaid expenses and other current assets in our consolidated balance sheet. As of March 31, 2011, an unrecognized gain on these contracts of $2.2 million, net of tax, was included as a component of accumulated other comprehensive loss. No gains or losses relating to forward contracts are recognized in our consolidated statements of income for fiscal years 2012 and 2011; however, we recognized gains of $3.9 million in fiscal year 2010 in our consolidated statements of income as a component of other income (expense), net as a result of early termination of forward contracts on euro-denominated aircraft purchase commitments.

During the fiscal year 2010, we entered into participating forward derivative contracts to mitigate our exposure to exchange rate fluctuations on our euro-denominated third party maintenance contracts. As of March 31, 2010, the fair value of the three open contracts was a liability of $0.1 million with strike/call prices ranging from 0.9183 British pound sterling per euro to 0.9249 British pound sterling per euro and underlying notional values totaling €2,850,000, that expired in June 2010. The related strike/put prices and the expiration dates were the same as the calls but had underlying notional values totaling €1,425,000. These contracts were designated as hedges for accounting purposes, and as such, changes to the fair value of the derivative instruments were recorded in accumulated other comprehensive loss as if the hedge was deemed to be effective.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information on the location and amounts of derivative gains and losses on the consolidated balance sheet and the consolidated statement of income as of and for fiscal year 2012 is as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$(2,150)	Other income (expense), net	$—	Other income (expense), net	$—

	$(2,150)		$—		$—

Information on the location and amounts of derivative gains and losses on the consolidated balance sheet and the consolidated statement of income for fiscal year 2011 is as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	2,150	Other income (expense), net	$—	Other income (expense), net	—

	$2,150		$—		$—

Information on the location and amounts of derivative gains and losses on the consolidated balance sheet and the consolidated statement of income for fiscal year 2010 is as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency participating forwards	$(32)	Other income (expense), net	$—	Other income (expense), net	$(28)
Foreign currency forward contracts	$8,158	Other income (expense), net	$—	Other income (expense), net	$3,936

	$8,126		$—		$3,908

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — COMMITMENTS AND CONTINGENCIES

Aircraft Purchase Contracts — As shown in the table below, we expect to make additional capital expenditures over the next six fiscal years to purchase additional aircraft. As of March 31, 2012, we had 15 aircraft on order and options to acquire an additional 40 aircraft. Although a similar number of our existing aircraft may be sold during the same period, the additional aircraft on order will provide incremental fleet capacity in terms of revenue and operating income.

	Fiscal Year Ending March 31,
	2013	2014	2015	2016 and beyond	Total
Commitments as of March 31, 2012:
Number of aircraft:
Large (1)	9	—	3	3	15

	9	—	3	3	15

Related expenditures (in thousands)(2)	$184,655	$9,830	$46,103	$44,353	$284,941

Options as of March 31, 2012:
Number of aircraft:
Medium	—	5	5	2	12
Large	—	7	4	17	28

	—	12	9	19	40

Related expenditures (in thousands)(2)	$119,110	$250,316	$194,691	$371,216	$935,333

(1)

Signed client contracts are in place that will utilize seven of these aircraft. Six aircraft expected to enter service in fiscal year 2015 are subject to the successful development and certification of the aircraft.

(2)	Includes progress payments on aircraft scheduled to be delivered in future periods.

The following chart presents an analysis of our aircraft orders and options during fiscal years 2012, 2011 and 2010:

	Fiscal Year Ended March 31,
	2012		2011		2010
	Orders	Options	Orders	Options	Orders	Options
Beginning of fiscal year	6	31	9	39	24	47
Aircraft delivered (1)	(9)	—	(8)	—	(26)	—
Aircraft ordered	13	—	—	—	8	—
Cancelled orders	—	—	(1)	—	(3)	—
New options	—	31	—	—	—	14
Exercised options	7	(7)	6	(6)	6	(6)
Reinstated options	—	—	—	2	—	—
Transferred options	—	—	—	(1)	—	—
Expired options	—	(15)	—	(3)	—	(16)
Orders transferred (2)	(2)	—	—	—	—	—

End of fiscal year	15	40	6	31	9	39

(1)	Includes one training aircraft delivered during fiscal year 2010. There were no training aircraft delivered in fiscal years 2012 and 2011.
(2)	On December 31, 2011, we transferred our interest in two aircraft previously ordered in return for $23.4 million in progress payments previously paid on these aircraft. See Note 4 for further details.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating Leases — We have non-cancelable operating leases in connection with the lease of certain equipment, land and facilities, including leases for aircraft. Rental expense incurred under all operating leases, except for those with terms of a month or less that were not renewed, was $46.4 million, $29.2 million and $27.3 million in fiscal years 2012, 2011 and 2010, respectively. As of March 31, 2012, aggregate future payments under all non-cancelable operating leases that have initial or remaining terms in excess of one year, including leases for 22 aircraft, are as follows (in thousands):

Fiscal year ending March 31
2013	43,438
2014	41,501
2015	39,864
2016	33,040
2017	27,904
Thereafter	68,062

$253,809

We have initiated a new financing strategy whereby we will be using operating leases to a larger extent than in the past. As part of this operating lease strategy, in fiscal year 2012 we sold seven aircraft for $147.8 million and entered into seven separate agreements to lease back these aircraft. Additionally, in fiscal year 2012, we transferred our interest in two aircraft previously included in construction in progress within property and equipment on our consolidated balance sheet in return for $23.4 million in progress payments previously paid on these aircraft. We also signed two separate agreements to lease back these aircraft, commencing at time of delivery, which is currently anticipated to be around the second quarter of fiscal year 2013.

The new aircraft leases range from base terms of 60 to 72 months with renewal options of up to 72 months in some cases, include purchase options upon expiration and some include early purchase options. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require us to pay a stipulated amount if we default on our obligations under the agreements. These leases are included in the amounts disclosed above. The following is a summary of the terms related to aircraft leased under operating leases with original or remaining terms in excess of one year:

End of Lease Term	Number of Aircraft	Monthly Lease Payment (in thousands)
Fiscal year 2013 to fiscal year 2015	6	$1,010
Fiscal year 2016 to fiscal year 2018	7	1,200
Fiscal year 2023	9	350

	22	$2,560

Employee Agreements — Approximately 52% of our employees are represented by collective bargaining agreements and/or unions. These agreements generally include annual escalations of up to 12%. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement.

During fiscal year 2012, we recognized approximately $2.3 million in compensation expense (including expenses recorded for the acceleration of unvested stock options and restricted stock) related to the separation between us and an officer. During fiscal year 2010, we recognized approximately $8.3 million in compensation expense (including expenses recorded for the acceleration of unvested stock options and restricted stock) related to work force reductions and the separation between us and five officers.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nigerian Litigation — In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We responded to this claim in early 2006. There has been minimal activity on this claim since then.

Civil Class Action Lawsuit — On June 12, 2009, Superior Offshore International, Inc. v. Bristow Group Inc., et al, Case No. 1:09-cv-00438, was filed in the U.S. District Court for the District of Delaware. The purported class action complaint, which also named other providers of offshore helicopter services in the Gulf of Mexico as defendants, alleged violations of Section 1 of the Sherman Act. Among other things, the complaint alleged that the defendants unlawfully conspired to raise and maintain the price of offshore helicopter services between January 1, 2001 and December 31, 2005. The plaintiff was seeking to represent a purported class of direct purchasers of offshore helicopter services and was asking for, among other things, unspecified treble monetary damages and injunctive relief. In September 2010, the court granted our and the other defendants’ motion to dismiss the case on several grounds. The plaintiff then filed a motion seeking a rehearing and seeking leave to amend its original complaint, which was partially granted to permit limited discovery. We and the other defendants again filed motions to dismiss the lawsuit, which were granted. The plaintiff has since appealed the judgment in the U.S. Court of Appeals for the Third Circuit. We and the other defendants have filed a response, and we will continue to defend against this lawsuit vigorously. We are currently unable to determine whether it could have a material affect on our business, financial condition or results of operations.

Environmental Contingencies — The U.S. Environmental Protection Agency, also referred to as the EPA, has in the past notified us that we are a potential responsible party, or PRP, at three former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. Although we have not yet obtained a formal release of liability from the EPA with respect to any of the sites, we believe that our potential liability in connection with the sites is not likely to have a material adverse affect on our business, financial condition or results of operations.

Guarantees — We have guaranteed the repayment of up to £10 million ($16.0 million) of the debt of FBS, an unconsolidated affiliate, which exists as long as the contract with the British military is in place. The contract currently runs through March 2016 with two possible one year extensions. See discussion of this commitment in Note 3.

Other Matters — Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to deductible, self-insured retention and loss sensitive factors.

We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — TAXES

The components of deferred tax assets and liabilities are as follows (in thousands):

	March 31,
	2012	2011
Deferred tax assets:
Foreign tax credits	$13,064	$—
Accrued pension liability	28,621	22,248
Maintenance and repair	17,454	16,788
Accrued equity compensation	11,746	12,281
Deferred revenues	2,455	2,276
Other	9,519	22,128

Total deferred tax assets	82,859	75,721

Deferred tax liabilities:
Property and equipment	(172,232)	(187,830)
Inventories	(11,598)	(17,115)
Investments in unconsolidated affiliates	(28,098)	(21,632)
Other	(7,927)	(9,619)

Total deferred tax liabilities	(219,855)	(236,196)

Net deferred tax liabilities	$(136,996)	$(160,475)

Companies may use foreign tax credits to offset the U.S. income taxes due on income earned from foreign sources. However, the credit that may be claimed for a particular taxable year is limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source net income in each statutory category to total net income. The amount of creditable foreign taxes available for the taxable year that exceeds the limitation (i.e.; “excess foreign tax credits”) may be carried back one year and forward ten years. As of March 31, 2011, we did not believe it was more likely than not that we would generate sufficient foreign sourced income within the appropriate period to utilize all of our excess foreign tax credits, and elected to deduct the foreign taxes in lieu of a foreign tax credit. Therefore, there was no foreign tax credit carryover into the fiscal year 2012. As a result of our expectation of increased foreign source income, as of March 31, 2012, we have elected to record foreign tax credits for both fiscal years 2012 and 2011.

The U.S. Internal Revenue Service has begun an examination of our fiscal year 2010 U.S. Federal Income Tax Return due to the filing of a carry-back of the fiscal year loss. As a result of the refund claim, tax returns for all years beginning fiscal year 2006 are under review.

The components of income before provision for income taxes for fiscal years 2012, 2011 and 2010 are as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Domestic	$(1,100)	$439	$1,459
Foreign	80,542	139,960	141,034

Total	$79,442	$140,399	$142,493

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for income taxes for fiscal years 2012, 2011 and 2010 consisted of the following (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Current:
Domestic	$27	$38	$(5,344)
Foreign	23,059	15,791	16,169

	23,086	15,829	10,825

Deferred:
Domestic	1,658	(6,207)	22,392
Foreign	(10,543)	(2,518)	(4,241)

	(8,885)	(8,725)	18,151

Increase (decrease) in valuation allowance	—	—	22

Total	$14,201	$7,104	$28,998

The reconciliation of the U.S. Federal statutory tax rate to the effective income tax rate for the provision for income taxes is shown below:

	Fiscal Year Ended March 31,
	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
Net foreign tax on non-U.S. earnings	20.4%	10.8%	11.3%
Foreign earnings indefinitely reinvested abroad	(26.3)%	(27.3)%	(27.3)%
Effect of reduction in U.K. corporate income tax rate	(2.3)%	(1.1)%	—%
Release of deferred tax liability on entity restructuring	—%	(12.6)%	—%
Dividend inclusion as a result of internal realignment	16.6%	—%	—%
Benefit of prior year foreign tax credits	(5.3)%	—%	—%
Benefit of current year foreign tax credits	(9.8)%	—%	—%
Tax reserve release	(7.7)%	—%	—%
Other, net	(2.7)%	0.3%	1.4%

Effective tax rate	17.9%	5.1%	20.4%

Effective March 31, 2012, we completed an internal restructuring to provide more flexibility with internal cash requirements. As a result of this restructuring, we recognized tax expense of $13.2 million related to a dividend. This tax cost was partially offset by a change from a deduction of foreign taxes paid to credit for fiscal years 2012 and 2011 of $11.5 million. During February 2012, a foreign tax jurisdiction issued a favorable response to a ruling request that permitted release of a $12.6 million tax reserve.

Effective April 1, 2012 and 2011, the corporation income tax rate in the U.K. decreased from 27% to 25% for deferred tax attributes and 28% to 26% for current tax attributes, respectively. As such, the portion of our deferred tax assets and liabilities related to the U.K. were revalued based on the rate to be effective in prospective periods, resulting in tax benefits of $1.8 million and $1.5 million in our tax provision for fiscal years 2012 and 2011, respectively.

In August 2008, certain of our existing and newly created subsidiaries completed intercompany leasing transactions involving eleven aircraft. The tax benefit of this transaction is being recognized over the remaining

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

useful life of the assets, which is approximately 13 years. During fiscal years 2012, 2011 and 2010, this transaction resulted in a $2.9 million, $2.9 million and $3.0 million, respectively, reduction in our consolidated provision for income taxes.

Effective November 1, 2010, we completed a restructuring that more closely aligns our legal structure with our global operational structure. As a result of this restructuring, which was effective November 1, 2010, most U.S. tax on offshore profits will be deferred until the profits are repatriated.

Our operations are subject to the jurisdiction of multiple tax authorities, which impose various types of taxes on us, including income, value added, sales and payroll taxes. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations, judicial decisions and administrative interpretations of the local tax authority. As a result, we are subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with our interpretations and positions taken. The following table summarizes the years open by jurisdiction as of March 31, 2012:

Jurisdiction	Years Open
U.S.	Fiscal year 2006 to present
U.K.	Fiscal year 2011 to present
Nigeria	Fiscal year 2005 to present

The effects of a tax position are recognized in the period in which we determine that it is more-likely-than-not (defined as a more than 50% likelihood) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being recognized upon ultimate settlement.

We have analyzed filing positions in the federal, state and foreign jurisdictions where we are required to file income tax returns for all open tax years. We believe that the settlement of any tax contingencies would not have a significant impact on our consolidated financial position, results of operations and/or liquidity. In fiscal years 2012, 2011 and 2010, we had a net (benefit) provision of $(10.4) million, $2.2 million and $4.1 million, respectively, of reserves for tax contingencies primarily related to non-U.S. income tax on foreign leasing operations. Our policy is to accrue interest and penalties associated with uncertain tax positions in our provision for income taxes. In fiscal years 2012, 2011 and 2010, $0.2 million, $0.7 million and $0.4 million, respectively, in interest and penalties were accrued in connection with uncertain tax positions.

As of March 31, 2012 and 2011, we had $1.5 million and $11.7 million, respectively, of unrecognized tax benefits, all of which would have an impact on our effective tax rate, if recognized.

The activity associated with our unrecognized tax benefit during fiscal years 2012 and 2011 is as follows (in thousands):

	Fiscal Year Ended
	March 31,
	2012	2011
Unrecognized tax benefits – beginning of fiscal year	$11,713	$8,827
Increases for tax positions taken in prior years	321	2,886
Decreases for tax positions taken in prior years	(10,511)	—

Unrecognized tax benefits – end of fiscal year	$1,523	$11,713

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unremitted foreign earnings reinvested abroad upon which U.S. income taxes have not been provided aggregated approximately $421.5 million and $407.5 million as of March 31, 2012 and 2011, respectively. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Therefore, no accrual of income tax has been made for fiscal years 2012 and 2011 related to these indefinitely reinvested earnings as there was no plan in place to repatriate any of these foreign earnings to the U.S. as of the end of the fiscal year. Withholding taxes, if any, upon repatriation would not be significant.

We receive a tax benefit that is generated by certain employee stock benefit plan transactions. This benefit is recorded directly to additional paid-in-capital on our consolidated balance sheets and does not reduce our effective income tax rate. The tax benefit for fiscal years 2012, 2011 and 2010 totaled approximately $0.4 million, $0.5 million and zero, respectively.

As of March 31, 2012, we have fully utilized our U.S. federal net operating losses that were generated in previous years. In addition, during fiscal year 2012, we recorded a deferred tax asset related to direct and indirect foreign tax credits of $6.6 million and $6.5 million for fiscal years 2012 and 2011, respectively, which will expire in fiscal years 2022 and 2021, respectively.

Income taxes paid during fiscal years 2012, 2011 and 2010 were $19.0 million, $12.8 million and $12.6 million, respectively.

Other Taxes

During fiscal year 2010, we reversed $2.0 million in accruals recorded in prior fiscal years for employee taxes and tax penalties in Australia, which was included as a reduction in direct costs ($1.1 million) and general and administrative expense ($0.9 million) in our consolidated statement of income.

Note 10 — EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Bristow Group Inc. Employee Savings and Retirement Plan (“Bristow Plan”) covers Bristow Group Inc., Bristow U.S. LLC, Bristow Panama Inc. and Bristow Alaska Inc. employees. Under the Bristow Plan, we match each participant’s contributions up to 3% of the employee’s compensation. In addition, under the Bristow Plan, we contribute an additional 3% of the employee’s compensation at the end of each calendar year.

Bristow Helicopters (a wholly owned subsidiary of Bristow Aviation) and Bristow International Aviation (Guernsey) Limited (“BIAGL”) have a defined contribution plan. This defined contribution plan replaced the defined benefit pension plans described below for future accrual.

Our contributions to our defined contribution plans were $10.7 million, $11.4 million and $10.4 million for fiscal years 2012, 2011 and 2010, respectively.

Defined Benefit Plans

The defined benefit pension plans of Bristow Helicopters and BIAGL were replaced by the defined contribution plans described above. These plans covered all full-time employees of Bristow Aviation and BIAGL employed on or before December 31, 1997. Both plans were closed to future accrual from February 1, 2004. The defined benefits for employee members were based on the employee’s annualized average last three years’ pensionable salaries up to February 1, 2004, increasing thereafter in line with retail price inflation (prior to 2011)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and consumer price inflation (from 2011 onwards), and subject to maximum increases of 5% per year over the period to retirement. Any valuation deficits are funded by contributions by Bristow Helicopters and BIAGL. Plan assets are held in separate funds administered by the plans’ trustee (the “Trustee”), which are primarily invested in equities and bonds in the U.K. For members of the two closed defined benefit pension plans, since January 2005, Bristow Helicopters contributes a maximum of 7% of a participant’s non-variable salary, and since April 2006, the maximum employer contribution into the plan has been 7.35% for pilots. Each member is required to contribute a minimum of 5% of non-variable salary for Bristow Helicopters to match the contribution. In addition, there are three defined contribution plans for staff who were not members of the original benefit plans, two of which are closed to new members.

Bristow Norway has a final salary defined benefit pension plan. Pilots may retire from age 58 and other employees from age 62 (after meeting certain criteria). Bristow Norway also participates in the standard Norwegian Avtalefestet pension (contractual pension or “AFP”) early retirement system, which is only applicable for non-pilots due to the higher retirement age. The pension benefit is a percentage of final salary in excess of a deductible. The maximum pension is available to those with 30 or more years of service as of the date of retirement. Additionally, there are associated death and disability benefits. Plan assets are held in an insurance policy with an insurance company and contributions follow Norwegian rules, which are based on an individual actuarial calculation for each plan member.

The following tables provide a rollforward of the projected benefit obligation and the fair value of plan assets, set forth the defined benefit retirement plans’ funded status and provide detail of the components of net periodic pension cost calculated. The measurement date adopted is March 31. For the purposes of amortizing gains and losses, the 10% corridor approach has been adopted and assets are taken at fair market value. Any such gains or losses are amortized over the average remaining life expectancy of the plan members.

	Fiscal Year Ended March 31,
	2012	2011
	(In thousands)
Change in benefit obligation:
Projected benefit obligation (PBO) at beginning of period	$526,389	$478,922
Service cost	6,332	5,156
Interest cost	28,208	26,592
Actuarial loss	26,261	6,755
Benefit payments and expenses	(22,309)	(20,134)
Effect of exchange rate changes	(3,248)	29,098

Projected benefit obligation (PBO) at end of period	$561,633	$526,389

Change in plan assets:
Market value of assets at beginning of period	$426,744	$372,349
Actual return on assets	21,195	29,784
Employer contributions	26,682	21,970
Benefit payments and expenses	(22,309)	(20,134)
Effect of exchange rate changes	(2,421)	22,775

Market value of assets at end of period	$449,891	$426,744

Reconciliation of funded status:
Accumulated benefit obligation (ABO)	$534,443	$505,408

Projected benefit obligation (PBO)	$561,633	$526,389
Fair value of assets	(449,891)	(426,744)

Net recognized pension liability	$111,742	$99,645

Amounts recognized in accumulated other comprehensive loss	$218,210	$190,058

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands)
Components of net periodic pension cost:
Service cost for benefits earned during the period	$6,332	$5,156	$4,473
Interest cost on PBO	28,208	26,592	25,714
Expected return on assets	(29,639)	(26,703)	(20,439)
Amortization of unrecognized losses	5,386	5,212	4,618

Net periodic pension cost	$10,287	$10,257	$14,366

The amount in accumulated other comprehensive loss as of March 31, 2012 expected to be recognized as a component of net periodic pension cost in fiscal year 2013 is $4.8 million, net of tax, and represents amortization of the net actuarial losses.

Actuarial assumptions used to develop the components of the U.K. plans were as follows:

	Fiscal Year Ended March 31,
	2012	2011	2010
Discount rate	5.60%	5.60%	5.60%
Expected long-term rate of return on assets	7.20%	7.39%	7.30%
Rate of compensation increase	3.50%	3.50%	3.60%

Actuarial assumptions used to develop the components of the Norway plan were as follows:

	Fiscal Year Ended March 31,
	2012	2011	2010
Discount rate	4.75%	4.75%	4.75%
Salary escalation rate	4.50%	4.50%	4.50%
Social Security base amount	4.25%	4.25%	4.25%
Expected return on plan assets	4.75%	4.75%	5.80%
Rate of compensation increase	1.75%	1.75%	1.00%

The expected rate of return assumptions have been determined following consultation with our actuarial advisors. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, and those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

Under U.K. and Guernsey legislation, it is the Trustee who is responsible for the investment strategy of the plans, although day-to-day management of the assets is delegated to a team of regulated investment fund managers. The Trustee of the Bristow Staff Pension Scheme (the “Scheme”) has the following three stated primary objectives when determining investment strategy:

(i)	“funding objective” - to ensure that the Scheme is fully funded using assumptions that contain a modest margin for prudence. Where an actuarial valuation reveals a deficit, a recovery plan will be put in place which will take into account the financial covenant to the employer;

(ii)	“stability objective” - to have due regard to the likely level and volatility of required contributions when setting the Scheme’s investment strategy; and

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii)	“security objective” - to ensure that the solvency position of the Scheme (as assessed on a gilt basis) is expected to improve. The Trustee will take into account the strength of the employer’s covenant when determining the expected improvement in the solvency position of the Scheme.

The types of investments are held, and the relative allocation of assets to investments is selected, in light of the liability profile of the Scheme, its cash flow requirements, the funding level and the Trustee’s stated objectives. In addition, in order to avoid an undue concentration of risk, a spread of assets is held, this diversification being within and across asset classes.

In determining the overall investment strategy for the plans, the Trustee undertakes regular asset and liability modeling (“ALM”) with the assistance of their U.K. actuary. The ALM looks at a number of different investment scenarios and projects both a range and a best estimate of likely return from each one. Based on these analyses, and following consultation with us, the Trustee determines the benchmark allocation for the plans’ assets.

The market value of the plan assets as of March 31, 2012 and 2011 was allocated between asset classes as follows. Details of target allocation percentages under the Trustee’s investment strategies as of the same dates are also included.

	Target Allocation as of March 31,		Actual Allocation as of March 31,
Asset Category	2012	2011	2012	2011
Equity securities	58.4%	59.2%	59.7%	61.8%
Debt securities	31.2%	31.6%	35.7%	34.8%
Property	—%	—%	1.8%	1.6%
Other assets	10.4%	9.2%	2.8%	1.8%

Total	100.0%	100.0%	100.0%	100.0%

The following table summarizes, by level within the fair value hierarchy, the plan assets we had as of March 31, 2012, which are valued at fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable (Level 2)	Significant Unobservable (Level 3)	Balance as of March 31, 2012
Cash and cash equivalents	$2,237	$—	$—	$2,237
Equity investments - U.K.	—	140,952	—	140,952
Equity investments - Non-U.K.	—	72,234	—	72,234
Diversified growth (absolute return) funds	—	41,071	—	41,071
Tactical asset allocation funds	—	10,388	—	10,388
Government debt securities	—	73,832	—	73,832
Corporate debt securities	—	63,925	—	63,925
Insurance policies	—	—	45,252	45,252

Total investments	$2,237	$402,402	$45,252	$449,891

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes, by level within the fair value hierarchy, the plan assets we had as of March 31, 2011, which are valued at fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable (Level 2)	Significant Unobservable (Level 3)	Balance as of March 31, 2011
Cash and cash equivalents	$2,244	$—	$—	$2,244
Equity investments - U.K.	—	170,720	—	170,720
Equity investments - Non-U.K.	—	75,341	—	75,341
Tactical asset allocation funds	—	10,420	—	10,420
Government debt securities	—	64,280	—	64,280
Corporate debt securities	—	65,562	—	65,562
Insurance policies	—	—	38,177	38,177

Total investments	$2,244	$386,323	$38,177	$426,744

The investments’ fair value measurement level within the fair value hierarchy is classified in its entirety based on the lowest level of input that is significant to the measurement.

The following table summarizes the changes in the Level 3 plan assets for fiscal year 2012 (in thousands):

March 31, 2011	$38,177
Actual return on assets	2,488
Net purchases, sales and settlements	5,856
Effect of exchange rate changes	(1,269)

March 31, 2012	$45,252

Estimated future benefit payments over each of the next five fiscal years from March 31, 2012 and in aggregate for the following five fiscal years after fiscal year 2017, including life assurance premiums, are as follows (in thousands):

Projected Benefit Payments by the Plans for Fiscal Years Ending March 31,	Payments
2013	$24,337
2014	25,528
2015	26,241
2016	27,423
2017	28,299
Aggregate 2018 - 2022	155,604

We expect to fund these payments with our cash contributions to the plans, plan assets and earnings on plan assets. We pre-funded our contributions of £10.4 million ($16.6 million) to the main U.K. plan for the fiscal year ending March 31, 2013 in January, February and March 2012. Our contributions to the Norwegian plan and the BIAGL plan for the fiscal year ending March 31, 2013 are expected to be $9.6 million and $0.6 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incentive Compensation

Incentive and Stock Option Plans — Stock–based awards are currently made under the Bristow Group Inc. 2007 Long-Term Incentive Plan (“2007 Plan”). As of March 31, 2012, a maximum of 2,400,000 shares of Common Stock are reserved, including 899,409 shares available for incentive awards under the 2007 Plan. Awards granted under the 2007 Plan may be in the form of stock options, stock appreciation rights, shares of restricted stock, other stock-based awards (payable in cash or Common Stock) or performance awards, or any combination thereof, and may be made to outside directors, employees or consultants.

In addition, we have the following incentive and stock plans which have awards outstanding as of March 31, 2012 but under which we no longer make grants:

•

The 2004 Stock Incentive Plan (“2004 Plan”), which provided for awards to officers and key employees in the form of stock options, stock appreciation rights, restricted stock, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than ten years after the date of grant.

•

The 2003 Non-qualified Stock Option Plan for Non-employee Directors (“2003 Director Plan”), which provided for a maximum of 250,000 shares of Common Stock to be issued pursuant to such plan. As of the date of each annual meeting, each non-employee director who met certain attendance criteria was automatically granted an option to purchase 5,000 shares of our Common Stock. The exercise price of the options granted was equal to the fair market value of the Common Stock on the date of grant, and the options were exercisable not earlier than six months after the date of grant and expire no more than ten years after the date of grant.

•

The 1994 Long-Term Management Incentive Plan, as amended (“1994 Plan”), which provided for awards to officers and key employees in the form of stock options, stock appreciation rights, restricted stock, deferred stock, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than ten years after the date of grant.

In June 2011, 2010 and 2009, the Compensation Committee of our board of directors authorized the grant of stock options, time vested restricted stock and long-term performance cash awards to participating employees. Each of the stock options has a ten-year term and has an exercise price equal to the fair market value (as defined in the 2007 Plan) of the Common Stock on the grant date of $43.79, $30.16 and $32.90 per share for June 2011, 2010 and 2009 awards, respectively. The options will vest in annual installments of one-third each beginning on the first anniversary of the grant date. Restricted stock grants vest at the end of three years. Performance cash awards allow the recipient to receive from -0- to 200% of the target amount at the end of three years depending on whether the Company’s total shareholder return meets the minimum return requirements and how the Company’s total shareholder return ranks among a peer group over the performance period. The value of the performance cash awards is calculated on a quarterly basis by comparing the performance of our Common Stock including any dividends paid since the award date, against the peer group and has a maximum potential payout of $9.0 million, $7.0 million and $6.5 million for the fiscal year 2012, 2011 and 2010 awards, respectively. The total value of the awards is recognized as compensation expense over a three-year vesting period with the recognition amount being adjusted quarterly. Compensation expense related to the performance cash awards during fiscal years 2012, 2011 and 2010 was $4.1 million, $0.2 million and $1.4 million, respectively.

In 2007, we established a program to allow vesting of outstanding stock options and restricted stock grants and to waive forfeitures of outstanding performance restricted stock units upon retirement if the employee has achieved no less than five consecutive years of employment with the Company, voluntarily terminates employment after the age of 62 and enters into a noncompetition/nonsolicitation agreement in the form approved

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and provided by the Company. Subsequently, in 2010, we authorized an amendment to allow vesting of outstanding stock options and restricted stock grants, to continue the right to vest in performance cash awards and to waive forfeitures of outstanding performance restricted stock units upon retirement if the employee has accumulated a combined total of age and years of service with the Company of 80, voluntarily terminates employment and enters into a noncompetition/nonsolicitation agreement in the form approved and provided by the Company. This change affected 18 employees and resulted in additional compensation expense of $0.9 million for fiscal year 2010. Upon retirement, any unexercised options to purchase Common Stock and shares of restricted stock under the 1994, 2004 and 2007 Plans will automatically vest and options will remain exercisable for the remainder of the term specified in the applicable award document and any outstanding performance restricted stock units granted under the 2004 or 2007 Plans will not be forfeited solely due to termination of employment so that the right remains to receive shares of Common Stock if the applicable performance measures are achieved in accordance with the 2004 or 2007 Plans.

On August 3, 2011, we amended our director compensation scheme to allow non-employee directors to elect to receive up to 50 percent of their annual restricted stock unit award in cash. As this election was made prior to the actual award, the cash portion of the award is accounted for separate from the stock portion. The cash award is accounted for as a liability award with compensation expense being recognized for the eventual cash payout at the end of the six month terms over the six month service periods. One non-employee director made this election and we recognized expense of $0.1 million for fiscal year 2012.

Total share-based compensation expense, which includes stock options, restricted stock and restricted stock units, was $11.5 million, $12.6 million and $13.9 million for fiscal years 2012, 2011 and 2010, respectively. Stock-based compensation expense has been allocated to our various business units.

Under our incentive and stock option plans there are 2,728,044 shares of Common Stock reserved for issuance as of March 31, 2012, of which 899,409 shares are available for future grants.

A summary of our stock option activity for fiscal year 2012 is presented below:

	Weighted Average Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(In thousands)
Outstanding at March 31, 2011	$36.15	1,186,038
Granted	43.79	259,521
Exercised	33.50	(157,991)
Expired or forfeited	37.99	(29,340)

Outstanding at March 31, 2012	38.02	1,258,228	6.98	$12,645

Exercisable at March 31, 2012	38.36	789,401	6.05	$7,815

Stock options granted to employees under the 1994, 2004 and 2007 Plans vest ratably over three years on each anniversary from the date of grant and expire ten years from the date of grant. Stock options granted to non-employee directors under the 2003 Director Plans vest after six months.

We use a Black-Scholes option pricing model to estimate the fair value of share-based awards. The Black-Scholes option pricing model incorporates various assumptions, including the risk-free interest rate, volatility, dividend yield and the expected term of the options.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on the historical volatility of shares of our Common Stock, which has not been adjusted for any expectation of future volatility given uncertainty related to the future performance of our Common Stock at this time. We also use historical data to estimate the expected term of the options within the option pricing model; groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding. Additionally, we estimate pre-vesting option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual pre-vesting forfeitures differ from those estimates. We record stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on our historical forfeiture data.

The following table shows the assumptions we used to compute the stock-based compensation expense for stock option grants issued during fiscal years 2012, 2011 and 2010.

	Fiscal Years Ended March 31,
	2012	2011	2010
Risk Free interest rate	1.5%	2.6%	2.6%
Expected life (years)	6	7	6
Volatility	47.1%	45.4%	52.0%
Dividend yield	1.37%	—	—
Weighted average grant-date fair value of options granted	$17.32	$15.03	$17.02

Unrecognized stock-based compensation expense related to nonvested stock options was approximately $3.1 million as of March 31, 2012, relating to a total of 468,827 unvested stock options under our stock option plans. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 1.8 years. The total fair value of options vested during fiscal years 2012, 2011 and 2010 was approximately $3.1 million, $4.7 million and $2.9 million, respectively.

The total intrinsic value, determined as of the date of exercise, of options exercised during fiscal years 2012, 2011 and 2010 was $2.2 million, $0.4 million and $1.2 million, respectively. The total amount of cash we received from option exercises during fiscal years 2012, 2011 and 2010 was $5.3 million, $2.0 million and $2.4 million, respectively. The total tax benefit attributable to options exercised during fiscal years 2012, 2011 and 2010 was $0.5 million, $0.1 million and $0.4 million, respectively.

The excess tax benefits from stock-based compensation for fiscal years 2012, 2011 and 2010 of $0.4 million, $0.5 million and zero, respectively, are reported on our consolidated statements of cash flows in financing activities. This represents the reduction in the provision for income taxes otherwise payable during the period attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in current and prior periods.

We have two forms of restricted stock units that vest under different conditions. The first form is a performance restricted stock unit which fully vests on the third anniversary from the date of grant if the “Cumulative Annual Shareholder Return” as defined in the restricted stock unit agreement (“CASR”) equals or exceeds 15%, or partially vests if the CASR is less than 15% but greater than or equal to 10%. Any unvested performance restricted stock units will vest on the fourth anniversary from the date of grant under the same conditions as outline above, or on the fifth anniversary from the date of grant if the CASR equals or exceeds 3%. Any performance restricted stock units that do not vest on the fifth anniversary from the date of grant will expire.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The second form of performance restricted stock units fully vest on the third anniversary from the date of grant if the CASR equals or exceeds 3%. Any unvested performance restricted stock units will vest on the fifth anniversary date from the date of grant if the CASR equals or exceeds 3%. Any performance restricted stock units that do not vest on the fifth anniversary from the date of grant will expire.

Additionally, we have restricted stock awards that cliff vest on the third anniversary from the date of grant provided the grantee is still employed by the Company, subject to the Company’s retirement policy.

We record compensation expense for restricted stock units based on an estimate of the service period related to the awards, which is tied to the future performance of our stock over certain time periods under the terms of the award agreements. The estimated service period is reassessed quarterly. Changes in this estimate may cause the timing of expense recognized in future periods to accelerate. Compensation expense related to awards of restricted stock and restricted stock units for fiscal years 2012, 2011 and 2010 was $7.2 million, $8.0 million and $9.1 million, respectively.

The following is a summary of non-vested restricted stock and restricted stock units as of March 31, 2012 and 2011 and changes during fiscal year 2012:

	Units	Weighted Average Grant Date Fair Value per Unit
Non-vested as of March 31, 2011	713,387	$36.65
Granted	185,461	44.17
Forfeited	(52,945)	33.52
Vested	(265,496)	41.88

Non-vested as of March 31, 2012	580,407	36.95

Unrecognized stock-based compensation expense related to non-vested restricted stock and restricted stock units was approximately $6.0 million as of March 31, 2012, relating to a total of 580,407 unvested restricted stock and restricted stock units. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 1.8 years.

The Annual Incentive Compensation Plan provides for an annual award of cash bonuses to key employees based primarily on pre-established objective measures of Company and subsidiary performance. The bonuses related to this plan were $9.7 million, $6.6 million and $8.2 million for fiscal years 2012, 2011 and 2010, respectively.

Additionally, we have a non-qualified deferred compensation plan for our senior executives. Under the terms of the plan, participants can elect to defer a portion of their compensation for distribution at a later date. In addition, we have the discretion to make annual tax deferred contributions to the plan on the participants’ behalf. We contributed $0.6 million, $0.7 million and $0.7 million to this plan in each of fiscal years 2012, 2011 and 2010, respectively. The assets of the plan are held in a rabbi trust and are subject to our general creditors. As of March 31, 2012, the amount held in trust was $4.2 million.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — STOCKHOLDERS’ INVESTMENT, COMPREHENSIVE INCOME AND EARNINGS PER SHARE

Stockholders’ Investment

Preferred Stock — In September and October 2006, we issued 4,600,000 shares of 5.50% Mandatory Convertible Preferred Stock (“Preferred Stock”) in a public offering for net proceeds of $222.6 million. We used the net proceeds from this offering to acquire aircraft and for working capital and other general corporate purposes, including acquisitions.

Prior to conversion, annual cumulative cash dividends of $2.75 per share of Preferred Stock were payable quarterly on the fifteenth day of each March, June, September and December. On September 15, 2009 each outstanding share of Preferred Stock was converted into 1.418 shares of Common Stock. There were 4,600,000 shares of Preferred Stock outstanding on the conversion date, and we issued 6,522,800 shares of Common Stock upon conversion of such Preferred Stock.

Common Stock — The total number of authorized shares of Common Stock reserved as of March 31, 2012 was 2,728,044. These shares are reserved in connection with our stock-based compensation plans.

The following is a summary of changes in outstanding shares of Common Stock for the years ended March 31, 2012 and 2011:

	Shares	Weighted Average Price Per Share
Outstanding as of March 31, 2010	35,954,040
Issuance of Common Stock:
Exercise of stock options	44,609	$34.31
Issuance of restricted stock and restricted stock units	312,494	33.88

Outstanding as of March 31, 2011	36,311,143
Issuance of Common Stock:
Exercise of stock options	157,991	33.50
Issuance of restricted stock and restricted stock units	62,688	45.75
Repurchases of common stock	(526,895)	47.61
Other	(249,610)	30.74

Outstanding as of March 31, 2012	35,755,317

Restrictions on Foreign Ownership of Common Stock — Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the Federal Aviation Administration (the “FAA”) and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. and an operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. only if, among other things, at least 75% of its voting interests are owned or controlled by U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of our voting interest or if any other requirements are not met, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act, and we may lose our

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ability to operate within the U.S. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. Therefore, our organizational documents currently provide for the automatic suspension of voting rights of shares of our Common Stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. As of March 31, 2012, approximately 2,597,000 shares of our Common Stock were held by persons with foreign addresses. These shares represented approximately 7% of our total outstanding common shares as of March 31, 2012. Our foreign ownership may fluctuate on each trading day because our Common Stock and our 3% Convertible Senior Notes are publicly traded.

Dividends — On May 4, August 3 and November 2, 2011, and February 1, 2012, our board of directors declared dividends of $0.15 per share of Common Stock. The dividends of $5.4 million each were paid on June 10, September 12 and December 12, 2011, and March 15, 2012, to shareholders of record on May 20, August 15 and November 18, 2011, and March 1, 2012, respectively. On May 18, 2012, our board of directors approved another dividend of $0.20 per share of Common Stock, payable on June 15, 2012 to shareholders of record on June 5, 2012. The declaration of future dividends is at the discretion of our board of directors and subject to our results of operations, financial condition, cash requirements and other factors and restrictions under applicable law and our debt instruments.

Share Repurchases — On November 2, 2011, our board of directors authorized the expenditure of up to $100 million to repurchase shares of our Common Stock 12 months from that date. The timing and method of any repurchases under the program will depend on a variety of factors, is subject to our results of operations, financial condition, cash requirements and other factors and restrictions under applicable law and our debt instruments, and may be suspended or discontinued at any time.

On December 15, 2011, we entered into an accelerated share repurchase agreement with an independent financial institution under which we paid $25.1 million to purchase 526,895 shares of our Common Stock. The effective per share purchase prices were based generally on the average of the daily volume weighted average prices per share of our Common Stock, less a discount, calculated during an averaging period which began December 20, 2011 and was finalized March 20, 2012.

We recorded the $25.1 million payment as treasury stock in our consolidated balance sheet as of March 31, 2012. Shares outstanding used to calculate earnings per share during fiscal year 2012 reflect the repurchase of shares when they were delivered.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income

Comprehensive income during fiscal years 2012, 2011 and 2010 is as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Net income	$65,241	$133,295	$113,495
Other comprehensive income (loss):
Currency translation adjustments	905	17,121	33,098
Pension liability adjustment (1)	(27,877)	(1,286)	(24,572)
Unrealized gain (loss) on cash flow hedges (2)	(2,150)	2,150	8,126
Previously classified change of interest gain – Bristow Norway (3)	—	—	(12,300)

Total comprehensive income	$36,119	$151,280	$117,847

(1)	Net of tax provision (benefit) of $3.4 million, $1.2 million and ($13.2) million for fiscal years 2012, 2011 and 2010, respectively.
(2)	Net of tax provision (benefit) of $(1.5) million, $2.4 million and $4.4 million for fiscal years 2012, 2011 and 2010, respectively.
(3)

As of March 31, 2010 we corrected our prior accounting for the acquisition of an additional 51% interest in Bristow Norway, which resulted in certain changes including reclassification of the change of interest gain from other comprehensive income (loss) to additional paid-in-capital.

	Fiscal Year Ended March 31,
	2012	2011	2010
Options:
Outstanding	267,669	248,821	191,867
Weighted average exercise price	$30.16	$32.94	$50.41
Restricted stock units:
Outstanding	80,978	84,898	238,917
Weighted average price	$46.82	$46.8	$39.87
Restricted stock awards:
Outstanding	—	8	734
Weighted average price	$—	$44.79	$20.22

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended March 31,
	2012	2011	2010
Earnings (in thousands):
Income available to common stockholders – basic	$63,530	$132,315	$105,689
Preferred Stock dividends	—	—	6,325
Interest expense on assumed conversion of 3% Convertible Senior Notes, net of tax (1)	—	—	—

Income available to common stockholders – diluted	$63,530	$132,315	$112,014

Shares:
Weighted average number of common shares outstanding – basic	36,068,884	36,009,882	32,728,593
Assumed conversion of Preferred Stock outstanding during the period (2)	—	—	2,984,404
Assumed conversion of 3% Convertible Senior Notes outstanding during the period (1)	—	—	—
Net effect of dilutive stock options, restricted stock units and restricted stock awards based on the treasury stock method	698,537	721,392	406,079

Weighted average number of common shares outstanding – diluted	36,767,421	36,731,274	36,119,076

Basic earnings per common share	$1.76	$3.67	$3.23

Diluted earnings per common share	$1.73	$3.60	$3.10

(1)

Diluted earnings per common share for fiscal years 2012, 2011 and 2010 excludes approximately 1.5 million potentially dilutive shares initially issuable upon the conversion of our 3% Convertible Senior Notes. The 3% Convertible Senior Notes will be convertible, under certain circumstances, using a net share settlement process, into a combination of cash and our Common Stock. As of March 31, 2012, the base conversion price of the notes was approximately $76.56, based on the base conversion rate of 13.0609 shares of Common Stock per $1,000 principal amount of convertible notes (subject to adjustment in certain circumstances, including the payment of dividends). In general, upon conversion of a note, the holder will receive cash equal to the principal amount of the note and Common Stock to the extent of the note’s conversion value in excess of such principal amount. In addition, if at the time of conversion the applicable price of our Common Stock exceeds the base conversion price, holders will receive up to an additional 8.4049 shares of our Common Stock per $1,000 principal amount of notes, as determined pursuant to a specified formula. Such shares did not impact our calculation of diluted earnings per share for fiscal years 2012, 2011 and 2010 as our stock price did not meet or exceed the base conversion price. See Note 5 for further details.

(2)

Diluted earnings per common share included weighted average shares resulting from the assumed conversion of our Preferred Stock at the conversion rate that results in the most dilution: 1.4180 shares of Common Stock for each share of Preferred Stock. On September 15, 2009, we converted our Preferred Stock into 6,522,800 shares of Common Stock at this conversion rate as previously discussed.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 — SEGMENT INFORMATION

We conduct our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted primarily through five business units: Europe, West Africa, North America, Australia, and Other International. Additionally, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K.

The following shows business unit information for fiscal years 2012, 2011 and 2010, and as of March 31, 2012 and 2011, reconciled to consolidated totals, and prepared on the same basis as our consolidated financial statements (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Segment gross revenue from external clients:
Europe	$559,306	$475,726	$451,410
West Africa	258,258	226,175	219,212
North America	176,797	193,370	189,468
Australia	162,727	158,845	130,698
Other International	145,593	148,239	135,297
Corporate and other	39,122	30,453	41,671

Total segment gross revenue	$1,341,803	$1,232,808	$1,167,756

Intrasegment gross revenue:
Europe	$391	$729	$1,588
North America	1,020	475	262
Australia	462	275	—
Other International	—	—	129
Corporate and other	(133)	2,764	2,144

Total intrasegment gross revenue	$1,740	$4,243	$4,123

Consolidated gross revenue reconciliation:
Europe	$559,697	$476,455	$452,998
West Africa	258,258	226,175	219,212
North America	177,817	193,845	189,730
Australia	163,189	159,120	130,698
Other International	145,593	148,239	135,426
Corporate and other	38,989	33,217	43,815
Intrasegment eliminations	(1,740)	(4,243)	(4,123)

Total consolidated gross revenue	$1,341,803	$1,232,808	$1,167,756

Earnings from unconsolidated affiliates, net of losses – equity method investments:
Europe	$11,627	$10,162	$8,826
Other International	(956)	10,056	3,026
Corporate and other	8	(117)	—

Total earnings from unconsolidated affiliates, net of losses – equity method investments	$10,679	$20,101	$11,852

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2012	2011	2010
Consolidated operating income (loss) reconciliation:
Europe	$94,277	$89,320	$77,053
West Africa	63,768	62,051	62,410
North America	8,378	14,527	11,655
Australia	19,840	30,497	30,374
Other International	36,343	42,038	25,972
Corporate and other	(75,170)	(57,387)	(45,272)
Gain (loss) on disposal of assets	(31,670)	8,678	18,665

Total consolidated operating income	$115,766	$189,724	$180,857

Capital expenditures:
Europe	$66,016	$17,185	$81,674
West Africa	13,375	1,541	19,553
North America	53,367	19,755	38,149
Australia	2,421	33,253	46,141
Other International	48,498	5,000	14,679
Corporate and other	142,743	68,784	106,727

Total capital expenditures (1)	$326,420	$145,518	$306,923

Depreciation and amortization:
Europe	$34,345	$27,361	$23,338
West Africa	12,805	11,155	9,595
North America	16,243	16,803	16,433
Australia	11,352	11,337	8,423
Other International	16,660	13,997	13,414
Corporate and other	4,739	8,724	3,481

Total depreciation and amortization	$96,144	$89,377	$74,684

	March 31,
	2012	2011
Identifiable assets:
Europe	$779,160	$856,448
West Africa	376,903	354,154
North America	276,074	302,081
Australia	295,895	288,036
Other International	602,174	602,243
Corporate and other	410,157	272,392

Total identifiable assets (2)	$2,740,363	$2,675,354

Investments in unconsolidated affiliates – equity method investments:
Europe	$11,410	$11,508
Other International	184,922	190,736
Corporate and other	2,378	—

Total investments in unconsolidated affiliates – equity method investments	$198,710	$202,244

(1)	Includes $111.9 million, $64.9 million and $97.6 million of construction in progress payments that were not allocated to business units in fiscal years 2012, 2011 and 2010, respectively.
(2)

Includes $126.6 million and $112.4 million on construction in progress within property and equipment on our consolidated balance sheets as of March 31, 2012 and 2011, respectively, which primarily represents progress payments on aircraft to be delivered in future periods.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We attribute revenue to various countries based on the location where helicopter services are actually performed. Long-lived assets consist primarily of helicopters and are attributed to various countries based on the physical location of the asset at a given fiscal year-end. Entity-wide information by geographic area is as follows (in thousands):

	Fiscal Year Ended March 31,
	2012	2011	2010
Gross revenue:
United Kingdom	$345,405	$303,893	$305,388
Nigeria	258,258	226,175	219,212
United States	208,931	216,281	217,538
Norway	200,926	162,006	143,351
Australia	162,727	158,845	130,698
Trinidad	39,478	29,489	26,337
Malaysia	26,416	15,273	14,992
Mexico	9,071	34,548	41,652
Other countries	90,591	86,298	68,588

	$1,341,803	$1,232,808	$1,167,756

	March 31,
	2012	2011
Long-lived assets:
United Kingdom	$391,540	$458,326
Nigeria	240,323	245,940
Australia	235,261	211,439
Norway	193,962	196,881
United States	174,355	208,315
Malaysia	106,217	80,553
Brazil	94,052	77,176
Trinidad	53,904	33,581
Mexico	37,576	63,189
Other countries	69,031	80,047
Construction in progress attributable to aircraft (1)	126,554	112,435

	$1,722,775	$1,767,882

(1)	These costs have been disclosed separately as the physical location where the aircraft will ultimately be operated is subject to change.

During fiscal year 2012, we conducted operations in over 20 countries. Due to the nature of our principal assets, aircraft are regularly and routinely moved between operating areas (both domestic and foreign) to meet changes in market and operating conditions. During fiscal years 2012, 2011 and 2010, the aggregate activities of one major integrated oil and gas company client accounted for 4%, 8% and 10%, respectively, of consolidated gross revenue. Also, during fiscal years 2012, 2011 and 2010 another client accounted for 12%, 11% and 12%, respectively, of our consolidated gross revenue. No other client accounted for 10% or more of our consolidated gross revenue during those periods. During fiscal year 2012, our top ten clients accounted for 54.4% of consolidated gross revenue.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Fiscal Quarter Ended
	June 30	September 30 (1)	December 31 (2)	March 31 (3)(4)
	(In thousands, except per share amounts)
Fiscal Year 2012
Gross revenue	$321,105	$330,992	$331,335	$358,371
Operating income (5)	36,405	9,595	43,553	26,213
Net income attributable to Bristow Group (5)	21,045	2,711	25,532	14,242

Earnings per share:
Basic	$0.58	$0.07	$0.71	$0.40

Diluted	$0.57	$0.07	$0.70	$0.39

Fiscal Year 2011
Gross revenue	$292,238	$312,559	$317,869	$310,142
Operating income (5)	39,679	53,559	46,639	49,847
Net income attributable to Bristow Group (5)	20,908	38,848	42,314	31,225

Earnings per share:
Basic	$0.58	$1.07	$1.15	$0.85

Diluted	$0.57	$1.06	$1.13	$0.84

(1)

Operating income, net income and diluted earnings per share for the fiscal quarter ended September 30, 2011 included: (a) a decrease of $24.6 million, $17.6 million and $0.48, respectively, due to the write-down of inventory spare parts to lower of cost or market value as management made the determination to operate certain types of aircraft for a shorter period than originally anticipated; and (b) a decrease of $2.7 million, $1.7 million and $0.05, respectively, for an impairment charge recorded in depreciation and amortization resulting from the abandonment of certain assets located in Creole, Louisiana and used in our North America business unit, as we ceased operations from that location.

(2)

Net income and diluted earnings per share for the fiscal quarter ended December 31, 2010 included: (a) an increase of $16.6 million and $0.45, respectively, due to a reduction in tax expense related to adjustments to deferred tax liabilities that were no longer required as a result of a global restructuring; and (b) a decrease of $4.0 million and $0.11, respectively, from the early retirement of the 6 1/8% Senior Notes resulting in a $2.3 million early redemption premium (included in other income (expense), net) and the write-off of $2.4 million of unamortized debt issuance costs (included in interest expense). Operating income, net income, and diluted earnings per share included an increase of $3.5 million, $2.9 million and $0.08, respectively, from reduced maintenance expense associated with a credit resulting from the renegotiation of a “power-by-the-hour” contract for aircraft maintenance with a third-party provider.

(3)

Operating income, net income and diluted earnings per share for the fiscal quarter ended March 31, 2012 included: (a) an increase of $2.0 million, $1.3 million and $0.04, respectively, from dividend income received from an unconsolidated affiliate; (b) a decrease of $2.1 million, $1.4 million and $0.04, respectively, for direct costs recorded related to the sale of AS332L large aircraft; (c) a decrease of $1.3 million, $0.9 million and $0.03, respectively, due to the write-down of inventory spare parts to lower of cost or market value as management made the determination to operate certain types of aircraft for a shorter period than originally anticipated; and (d) a decrease of $2.7 million, $2.7 million and $0.07, respectively, for an impairment included in depreciation expenses of two medium aircraft which management intends to sell prior to the previously estimated useful life of the aircraft. Also, net income and diluted earnings per share for the fiscal quarter ended March 31, 2012 included a decrease of $0.8 million and $0.02, respectively, related to certain tax items.

(4)

Operating income, net income and diluted earnings per share for the fiscal quarter ended March 31, 2011 included: (a) an increase of $2.5 million, $1.6 million and $0.04, respectively, from dividend income received from an unconsolidated affiliate; and (b) a decrease of $5.3 million, $3.4 million and $0.09, respectively, related to an increase in depreciation expense for an impairment of previously capitalized internal software costs as the related project was abandoned. Additionally, net income and diluted earnings per share for the fiscal quarter ended March 31, 2011 included a decrease resulting from an impairment of our investment in Heliservicio recorded as a reduction in other income (expense), net of $1.6 million and $0.04, respectively.

(5)

The fiscal quarters ended June 30, September 30 and December 31, 2011, and March 31, 2012 included $1.4 million, $(1.6) million, $(2.9) million and $(28.6) million, respectively in gains (losses) on disposal of assets included in operating income which also increased (decreased) net income by $1.1 million, $(1.3) million, $(2.3) million and $(24.5) million, respectively, and diluted earnings per share by $0.03, $(0.03), $(0.06) and $(0.67), respectively. The fiscal quarters ended June 30, September 30 and December 31, 2010, and March 31, 2011 included $1.7 million, $1.9 million, zero and $5.1 million, respectively, in gains (losses) on disposal of assets included in operating income which also increased net income by $1.2 million, $1.7 million, zero and $4.2 million, respectively, and diluted earnings per share by $0.03, $0.05, zero and $0.11, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In connection with the sale of the 7  1/2% Senior Notes, the 6  1/8% Senior Notes, which we redeemed on December 23, 2010, and the 3% Convertible Senior Notes, the Guarantor Subsidiaries fully, unconditionally, jointly and severally guaranteed the payment obligations under these notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheets, statements of income and statements of cash flows for Bristow Group Inc. (“Parent Company Only”), for the Guarantor Subsidiaries and for our other subsidiaries (the “Non-Guarantor Subsidiaries”). We have not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances and intercompany revenue and expense.

The allocation of the consolidated income tax provision was made using the with and without allocation method.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income

Fiscal Year Ended March 31, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$—	$258,525	$1,083,278	$—	$1,341,803
Intercompany revenue	4,981	59,708	—	(64,689)	—

	4,981	318,233	1,083,278	(64,689)	1,341,803

Operating expense:
Direct cost and reimbursable expense	—	184,258	763,392	—	947,650
Intercompany expenses	—	—	64,689	(64,689)	—
Impairment of inventories	—	9,212	16,707	—	25,919
Depreciation and amortization	3,687	36,185	56,272	—	96,144
General and administrative	39,747	20,595	74,991	—	135,333

	43,434	250,250	976,051	(64,689)	1,205,046

Gain (loss) on disposal of assets	(6)	1,705	(33,369)	—	(31,670)
Earnings from unconsolidated affiliates, net of losses	43,626	—	8,679	(41,626)	10,679

Operating income	5,167	69,688	82,537	(41,626)	115,766

Interest income	96,792	200	517	(96,949)	560
Interest expense	(37,856)	—	(97,223)	96,949	(38,130)
Other income (expense), net	25	100	1,121	—	1,246

Income before provision for income taxes	64,128	69,988	(13,048)	(41,626)	79,442
Allocation of consolidated income taxes	(533)	(7,887)	(5,781)	—	(14,201)

Net income	63,595	62,101	(18,829)	(41,626)	65,241
Net income attributable to noncontrolling interests	(65)	—	(1,646)	—	(1,711)

Net income attributable to Bristow Group	$63,530	$62,101	$(20,475)	$(41,626)	$63,530

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet

As of March 31, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Current assets:
Cash and cash equivalents	$76,609	$3,155	$181,786	$—	$261,550
Accounts receivable	12,884	97,732	246,297	(70,693)	286,220
Inventories	—	57,957	99,868	—	157,825
Assets held for sale	—	1,400	17,310	—	18,710
Prepaid expenses and other current assets	1,512	2,220	27,394	(18,958)	12,168

Total current assets	91,005	162,464	572,655	(89,651)	736,473

Intercompany investment	1,031,041	111,434	—	(1,142,475)	—
Investment in unconsolidated affiliates	2,378	150	202,572	—	205,100
Intercompany notes receivable	1,266,714	—	(13,792)	(1,252,922)	—
Property and equipment - at cost:
Land and buildings	801	48,855	31,179	—	80,835
Aircraft and equipment	13,969	880,643	1,205,030	—	2,099,642

	14,770	929,498	1,236,209	—	2,180,477

Less: Accumulated depreciation and amortization	(6,705)	(186,876)	(264,121)	—	(457,702)

	8,065	742,622	972,088	—	1,722,775
Goodwill	—	4,755	24,889	—	29,644
Other assets	111,442	2,416	166,829	(234,316)	46,371

Total assets	$2,510,645	$1,023,841	$1,925,241	$(2,719,364)	$2,740,363

LIABILITIES AND STOCKHOLDERS’ INVESTMENT

Current liabilities:
Accounts payable	$3,130	$26,384	$93,914	$(67,344)	$56,084
Accrued liabilities	11,506	20,987	102,006	(20,823)	113,676
Deferred taxes	(1,571)	(128)	16,769	—	15,070
Short-term borrowings and current maturities of long-term debt	14,375	—	—	—	14,375

Total current liabilities	27,440	47,243	212,689	(88,167)	199,205

Long-term debt, less current maturities	742,870	—	—	—	742,870
Intercompany notes payable	—	296,335	1,057,622	(1,353,957)	—
Accrued pension liabilities	—	—	111,742	—	111,742
Other liabilities and deferred credits	6,738	8,754	161,168	(159,892)	16,768
Deferred taxes	121,385	8,903	17,666	—	147,954

Stockholders’ investment:
Common stock	363	4,996	22,828	(27,824)	363
Additional paid-in-capital	703,628	9,290	249,367	(258,657)	703,628
Retained earnings	993,435	648,320	30,335	(678,655)	993,435
Accumulated other comprehensive income (loss)	(61,706)	—	54,679	(152,212)	(159,239)
Treasury shares	(25,085)	—	—	—	(25,085)

Total Bristow Group Inc. stockholders’ investment	1,610,635	662,606	357,209	(1,117,348)	1,513,102
Noncontrolling interests	1,577	—	7,145	—	8,722

Total stockholders’ investment	1,612,212	662,606	364,354	(1,117,348)	1,521,824

Total liabilities and stockholders’ investment	$2,510,645	$1,023,841	$1,925,241	$(2,719,364)	$2,740,363

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

Fiscal Year Ended March 31, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by (used in) operating activities	$(31,226)	$91,773	$170,800	$—	$231,347

Cash flows from investing activities:
Capital expenditures	(2,710)	(230,858)	(92,852)	—	(326,420)
Deposits on assets held for sale	—	—	200	—	200
Proceeds from asset dispositions	—	173,603	66,240	—	239,843
Investment in unconsolidated affiliates	(2,378)	—	—	—	(2,378)

Net cash used in investing activities	(5,088)	(57,255)	(26,412)	—	(88,755)

Cash flows from financing activities:
Proceeds from borrowings	159,300	—	693	—	159,993
Debt issuance costs	(871)	—	—	—	(871)
Repayment of debt and debt redemption premiums	(95,290)	—	(18,129)	—	(113,419)
Increases (decreases) in cash related to intercompany advances and debt	15,429	(11,407)	(4,022)	—	—
Dividends paid	29,781	(24,927)	(26,470)	—	(21,616)
Partial prepayment of put/call obligation	(63)	—	—	—	(63)
Acquisition of noncontrolling interest	—	(262)	—	—	(262)
Repurchase of Common Stock	(25,085)	—	—	—	(25,085)
Issuance of Common Stock	5,293	—	—	—	5,293
Tax benefit related to exercise of stock options	354	—	—	—	354

Net cash provided by (used in) financing activities	88,848	(36,596)	(47,928)	—	4,324
Effect of exchange rate changes on cash and cash equivalents	—	—	(1,727)	—	(1,727)

Net decrease in cash and cash equivalents	52,534	(2,078)	94,733	—	145,189
Cash and cash equivalents at beginning of period	24,075	5,233	87,053	—	116,361

Cash and cash equivalents at end of period	$76,609	$3,155	$181,786	$—	$261,550

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income

Fiscal Year Ended March 31, 2011

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$—	$284,866	$947,942	$—	$1,232,808
Intercompany revenue	1,360	46,200	—	(47,560)	—

	1,360	331,066	947,942	(47,560)	1,232,808

Operating expense:
Direct cost and reimbursable expense	(1,934)	199,867	664,408	—	862,341
Intercompany expenses	—	—	47,560	(47,560)	—
Depreciation and amortization	7,654	31,974	49,749	—	89,377
General and administrative	34,389	21,896	63,860	—	120,145

	40,109	253,737	825,577	(47,560)	1,071,863

Gain on disposal of assets	—	7,350	1,328	—	8,678
Earnings from unconsolidated affiliates, net of losses	125,770	—	18,433	(124,102)	20,101

Operating income	87,021	84,679	142,126	(124,102)	189,724

Interest income	83,488	611	795	(83,802)	1,092
Interest expense	(45,123)	(136)	(84,730)	83,802	(46,187)
Other income (expense), net	(4,839)	146	463	—	(4,230)

Income from continuing operations before provision for income taxes	120,547	85,300	58,654	(124,102)	140,399
Allocation of consolidated income taxes	11,827	(9,846)	(9,085)	—	(7,104)

Net income	132,374	75,454	49,569	(124,102)	133,295
Net income attributable to noncontrolling interests	(59)	—	(921)	—	(980)

Net income attributable to Bristow Group	$132,315	$75,454	$48,648	$(124,102)	$132,315

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet

As of March 31, 2011

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Current assets:
Cash and cash equivalents	$24,075	$5,233	$87,053	$—	$116,361
Accounts receivable	19,283	77,690	203,286	(37,740)	262,519
Inventories	—	85,937	110,270	—	196,207
Assets held for sale	—	1,488	30,068	—	31,556
Prepaid expenses and other current assets	438	9,017	32,646	(19,983)	22,118

Total current assets	43,796	179,365	463,323	(57,723)	628,761

Intercompany investment	1,249,822	111,435	—	(1,361,257)	—
Investment in unconsolidated affiliates	—	150	208,484	—	208,634
Intercompany notes receivable	978,221	—	(7,342)	(970,879)	—
Property and equipment - at cost:
Land and buildings	210	53,448	44,396	—	98,054
Aircraft and equipment	11,901	810,758	1,293,600	—	2,116,259

	12,111	864,206	1,337,996	—	2,214,313
Less: Accumulated depreciation and amortization	(3,424)	(165,212)	(277,795)	—	(446,431)

	8,687	698,994	1,060,201	—	1,767,882
Goodwill	—	4,755	27,292	—	32,047
Other assets	124,770	4,477	179,936	(271,153)	38,030

Total assets	$2,405,296	$999,176	$1,931,894	$(2,661,012)	$2,675,354

LIABILITIES AND STOCKHOLDERS’ INVESTMENT

Current liabilities:
Accounts payable	$1,569	$15,097	$57,734	$(17,428)	$56,972
Accrued liabilities	17,513	22,903	81,885	(20,384)	101,917
Deferred taxes	1,336	(81)	10,921	—	12,176
Short-term borrowings and current maturities of long-term debt	5,000	—	3,979	—	8,979

Total current liabilities	25,418	37,919	154,519	(37,812)	180,044

Long-term debt, less current maturities	674,629	—	23,853	—	698,482
Intercompany notes payable	—	318,190	772,420	(1,090,610)	—
Accrued pension liabilities	—	—	99,645	—	99,645
Other liabilities and deferred credits	5,862	8,251	187,202	(171,206)	30,109
Deferred taxes	119,297	9,122	19,880	—	148,299

Stockholders’ investment:
Common stock	363	4,996	22,852	(27,848)	363
Additional paid-in-capital	689,795	9,552	470,883	(480,435)	689,795
Retained earnings	951,660	611,146	77,281	(688,427)	951,660
Accumulated other comprehensive income (loss)	(63,186)	—	97,743	(164,674)	(130,117)

Total Bristow Group Inc. stockholders’ investment	1,578,632	625,694	668,759	(1,361,384)	1,511,701
Noncontrolling interests	1,458	—	5,616	—	7,074

Total stockholders’ investment	1,580,090	625,694	674,375	(1,361,384)	1,518,775

Total liabilities and stockholders’ investment	$2,405,296	$999,176	$1,931,894	$(2,661,012)	$2,675,354

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

Fiscal Year Ended March 31, 2011

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by (used in) operating activities	$(66,266)	$112,225	$105,396	$—	$151,355

Cash flows from investing activities:
Capital expenditures	(3,826)	(83,347)	(58,345)	—	(145,518)
Deposits on assets held for sale	—	4,021	—	—	4,021
Proceeds from sale of joint ventures	—	—	1,291	—	1,291
Proceeds from asset dispositions	—	11,280	16,084	—	27,364

Net cash used in investing activities	(3,826)	(68,046)	(40,970)	—	(112,842)

Cash flows from financing activities:
Proceeds from borrowings	243,000	8,050	1,963	—	253,013
Debt issuance costs	(3,339)	—	—	—	(3,339)
Repayment of debt and debt redemption premiums	(230,000)	(9,239)	(26,866)	—	(266,105)
Dividends paid	21,535	(11,500)	(10,035)	—	—
Distributions to noncontrolling interest owners	—	—	(638)	—	(638)
Increases (decreases) in cash related to intercompany advances and debt	43,436	(28,091)	(15,345)	—	—
Partial prepayment of put/call obligation	(59)	—	—	—	(59)
Acquisition of noncontrolling interest	—	—	(800)	—	(800)
Issuance of Common Stock	1,953	—	—	—	1,953
Tax benefit related to stock-based compensation	512	—	—	—	512

Net cash provided by (used in) financing activities	77,038	(40,780)	(51,721)	—	(15,463)
Effect of exchange rate changes on cash and cash equivalents	574	—	14,944	—	15,518

Net increase in cash and cash equivalents	7,520	3,399	27,649	—	38,568
Cash and cash equivalents at beginning of period	16,555	1,834	59,404	—	77,793

Cash and cash equivalents at end of period	$24,075	$5,233	$87,053	$—	$116,361

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income

Fiscal Year Ended March 31, 2010

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$505	$277,204	$890,047	$—	$1,167,756
Intercompany revenue	—	34,130	9,671	(43,801)	—

	505	311,334	899,718	(43,801)	1,167,756

Operating expense:
Direct cost and reimbursable expense	(987)	181,267	642,751	—	823,031
Intercompany expenses	30	9,882	33,889	(43,801)	—
Depreciation and amortization	1,209	29,072	44,403	—	74,684
General and administrative	34,695	20,928	64,078	—	119,701

	34,947	241,149	785,121	(43,801)	1,017,416

Gain on disposal of assets	—	6,059	12,606	—	18,665
Earnings from unconsolidated affiliates, net of losses	120,761	—	13,978	(122,887)	11,852

Operating income	86,319	76,244	141,181	(122,887)	180,857

Interest income	75,383	57	867	(75,295)	1,012
Interest expense	(42,747)	39	(74,999)	75,295	(42,412)
Other income (expense), net	1,055	(529)	2,510	—	3,036

Income from continuing operations before provision for income taxes	120,010	75,811	69,559	(122,887)	142,493
Allocation of consolidated income taxes	(7,466)	(9,921)	(11,611)	—	(28,998)

Net income	112,544	65,890	57,948	(122,887)	113,495
Net income attributable to noncontrolling interests	(530)	—	(951)	—	(1,481)

Net income attributable to Bristow Group	$112,014	$65,890	$56,997	$(122,887)	$112,014

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

Fiscal Year Ended March 31, 2010

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)
Net cash provided by (used in) operating activities	$(53,903)	$67,224	$182,038	$—	$195,359

Cash flows from investing activities:
Capital expenditures	(6,198)	(138,108)	(162,617)	—	(306,923)
Proceeds from asset dispositions	—	60,588	18,142	—	78,730
Investment in unconsolidated affiliate	(4,579)	—	(178,961)	—	(183,540)

Net cash used in investing activities	(10,777)	(77,520)	(323,436)	—	(411,733)

Cash flows from financing activities:
Repayment of debt and debt redemption premiums	(2,301)	—	(8,924)	—	(11,225)
Increases (decreases) in cash related to intercompany advances and debt	(170,737)	14,306	156,431	—	—
Dividends paid	30,389	—	(30,389)	—	—
Partial prepayment of put/call obligation	(76)	—	—	—	(76)
Acquisition of noncontrolling interest	—	(7,621)	—	—	(7,621)
Preferred Stock dividends paid	(6,325)	—	—	—	(6,325)
Issuance of Common Stock	3,594	—	—	—	3,594

Net cash provided by (used in) financing activities	(145,456)	6,685	117,118	—	(21,653)
Effect of exchange rate changes on cash and cash equivalents	—	—	14,851	—	14,851

Net decrease in cash and cash equivalents	(210,136)	(3,611)	(9,429)	—	(223,176)
Cash and cash equivalents at beginning of period	226,691	5,445	68,833	—	300,969

Cash and cash equivalents at end of period	$16,555	$1,834	$59,404	$—	$77,793

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Bristow Group Inc.:

We have reviewed the condensed consolidated balance sheet of Bristow Group Inc. and subsidiaries (the Company) as of June 30, 2012, the related condensed consolidated statements of income and comprehensive income for the three-month periods ended June 30, 2012 and 2011, and the related condensed consolidated statements of cash flows for the three-month periods ended June 30, 2012 and 2011. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2012, and the related consolidated statements of income, stockholders’ investment, and cash flows for the year then ended (not presented herein); and in our report dated May 23, 2012 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2012 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ KPMG LLP

Houston, Texas

August 6, 2012

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

	Three Months Ended June 30,
	2012	2011
	(Unaudited) (In thousands, except per share amounts)
Gross revenue:
Operating revenue from non-affiliates	$314,849	$277,029
Operating revenue from affiliates	5,805	9,732
Reimbursable revenue from non-affiliates	41,954	34,301
Reimbursable revenue from affiliates	—	43

	362,608	321,105

Operating expense:
Direct cost	222,768	196,622
Reimbursable expense	40,172	33,134
Depreciation and amortization	21,372	22,708
General and administrative	34,977	39,645

	319,289	292,109

Gain (loss) on disposal of assets	(5,315)	1,416
Earnings from unconsolidated affiliates, net of losses	1,989	5,993

Operating income	39,993	36,405

Interest income	88	171
Interest expense	(8,774)	(8,955)
Other income (expense), net	(931)	204

Income before provision for income taxes	30,376	27,825
Provision for income taxes	(6,180)	(6,606)

Net income	24,196	21,219
Net income attributable to noncontrolling interests	(534)	(174)

Net income attributable to Bristow Group	$23,662	$21,045

Earnings per common share:
Basic	$0.66	$0.58

Diluted	$0.65	$0.57

Cash dividends declared per common share	$0.20	$0.15

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended
	June 30,
	2012	2011
	(Unaudited)
	(In thousands)
Net income	$24,196	$21,219
Other comprehensive income (loss):
Currency translation adjustments	305	(1,364)
Unrealized gain on cash flow hedges, net of tax provision of zero and $0.9 million, respectively	—	1,653

Total comprehensive income	24,501	21,508
Total comprehensive income attributable to noncontrolling interests	(534)	(174)

Total comprehensive income attributable to Bristow Group	$23,967	$21,334

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	June 30,	March 31,
	2012	2012
	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$227,250	$261,550
Accounts receivable from non-affiliates	287,131	280,985
Accounts receivable from affiliates	4,828	5,235
Inventories	157,543	157,825
Assets held for sale	18,100	18,710
Prepaid expenses and other current assets	12,239	12,168

Total current assets	707,091	736,473
Investment in unconsolidated affiliates	201,042	205,100
Property and equipment – at cost:
Land and buildings	81,816	80,835
Aircraft and equipment	2,143,073	2,099,642

	2,224,889	2,180,477
Less – Accumulated depreciation and amortization	(467,887)	(457,702)

	1,757,002	1,722,775
Goodwill	29,339	29,644
Other assets	45,905	46,371

Total assets	$2,740,379	$2,740,363

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$57,876	$56,084
Accrued wages, benefits and related taxes	42,815	44,325
Income taxes payable	9,910	9,732
Other accrued taxes	6,653	5,486
Deferred revenue	12,914	14,576
Accrued maintenance and repairs	16,182	14,252
Accrued interest	7,950	2,300
Other accrued liabilities	26,615	23,005
Deferred taxes	14,963	15,070
Short-term borrowings and current maturities of long-term debt	16,562	14,375

Total current liabilities	212,440	199,205
Long-term debt, less current maturities	719,737	742,870
Accrued pension liabilities	109,792	111,742
Other liabilities and deferred credits	14,823	16,768
Deferred taxes	142,388	147,954
Commitments and contingencies (Note 6)
Stockholders’ investment:
Common stock, $.01 par value, authorized 90,000,000; outstanding: 35,749,889 as of June 30 and 35,755,317 as of March 31 (exclusive of 1,291,741 treasury shares)	363	363
Additional paid-in capital	705,984	703,628
Retained earnings	1,009,952	993,435
Accumulated other comprehensive loss	(158,934)	(159,239)
Treasury shares, at cost (526,895 shares)	(25,085)	(25,085)

Total Bristow Group Inc. stockholders’ investment	1,532,280	1,513,102
Noncontrolling interests	8,919	8,722

Total stockholders’ investment	1,541,199	1,521,824

Total liabilities and stockholders’ investment	$2,740,379	$2,740,363

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Three Months Ended
	June 30,
	2012	2011
	(In thousands)
Cash flows from operating activities:
Net income	$24,196	$21,219
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,372	22,708
Deferred income taxes	(6,071)	2,949
Discount amortization on long-term debt	870	822
Loss (gain) on disposal of assets	5,315	(1,416)
Stock-based compensation	2,848	5,196
Equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	4,129	(1,393)
Tax benefit related to stock-based compensation	(404)	(101)
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(10,081)	10,640
Inventories	(1,869)	(5,420)
Prepaid expenses and other assets	3,816	3,701
Accounts payable	960	(5,527)
Accrued liabilities	11,212	459
Other liabilities and deferred credits	(881)	(948)

Net cash provided by operating activities	55,412	52,889

Cash flows from investing activities:
Capital expenditures	(86,555)	(72,235)
Proceeds from asset dispositions	20,227	833
Investment in unconsolidated affiliates	(850)	—

Net cash used in investing activities	(67,178)	(71,402)

Cash flows from financing activities:
Proceeds from borrowings	—	55,000
Repayment of debt	(21,800)	(31,274)
Partial prepayment of put/call obligation	(17)	(15)
Common stock dividends paid	(7,145)	(5,410)
Issuance of common stock	311	1,183
Tax benefit related to stock-based compensation	404	101

Net cash provided by (used in) financing activities	(28,247)	19,585
Effect of exchange rate changes on cash and cash equivalents	5,713	(363)

Net increase (decrease) in cash and cash equivalents	(34,300)	709
Cash and cash equivalents at beginning of period	261,550	116,361

Cash and cash equivalents at end of period	$227,250	$117,070

Supplemental disclosure of non-cash investing activities:
Cash paid during the period for:
Interest	$3,124	$3,612
Income taxes	$6,498	$5,121

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — BASIS OF PRESENTATION, CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities (“Bristow Group,” the “Company,” “we,” “us,” or “our”) after elimination of all significant intercompany accounts and transactions. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ending March 31, 2013 is referred to as “fiscal year 2013.” Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the information contained in the following notes to condensed consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly, the condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and related notes thereto contained in our fiscal year 2012 Annual Report (the “fiscal year 2012 Financial Statements”). Operating results for the interim period presented are not necessarily indicative of the results that may be expected for the entire fiscal year.

The condensed consolidated financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2012, the consolidated results of operations for the three months ended June 30, 2012 and 2011, and the consolidated cash flows for the three months ended June 30, 2012 and 2011.

Foreign Currency

See “Foreign Currency” in Note 1 to the fiscal year 2012 Financial Statements for a discussion of the related accounting policies. During the three months ended June 30, 2012 and 2011, our primary foreign currency exposure was to the British pound sterling, the euro, the Australian dollar and the Nigerian naira. The value of these currencies has fluctuated relative to the U.S. dollar as indicated in the following table:

	Three Months Ended June 30,
	2012	2011
One British pound sterling into U.S. dollars
High	1.62	1.66
Average	1.58	1.63
Low	1.53	1.60
At period-end	1.57	1.61
One euro into U.S. dollars
High	1.33	1.49
Average	1.28	1.44
Low	1.24	1.40
At period-end	1.27	1.45
One Australian dollar into U.S. dollars
High	1.04	1.09
Average	1.01	1.06
Low	0.97	1.03
At period-end	1.03	1.07
One Nigerian naira into U.S. dollars
High	0.0065	0.0066
Average	0.0063	0.0065
Low	0.0061	0.0064
At period-end	0.0062	0.0065

Source:	Bank of England and Oanda.com

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Other income (expense), net, in our condensed consolidated statements of income includes foreign currency transaction losses of $0.9 million and foreign currency transaction gains of $0.2 million for the three months ended June 30, 2012 and 2011, respectively.

Our earnings from unconsolidated affiliates, net of losses, are also affected by the impact of changes in foreign currency exchange rates on the reported results of our unconsolidated affiliates. During the three months ended June 30, 2012 and 2011, earnings from unconsolidated affiliates, net of losses, were decreased by $3.1 million and increased by $0.6 million, respectively, as a result of the impact of changes in foreign currency exchange rates on the results of our unconsolidated affiliates, primarily the impact of changes in the Brazilian real and U.S. dollar exchange rate on results for our affiliate in Brazil. The value of the Brazilian real has fluctuated relative to the U.S. dollar as indicated in the following table:

	Three Months Ended June 30,
	2012	2011
One Brazilian real into U.S. dollars
High	0.5488	0.6405
Average	0.5125	0.6274
Low	0.4811	0.6106
At period-end	0.4816	0.6380

Source:	Oanda.com

We estimate that the fluctuation of currencies versus the same period in the prior fiscal year had the following effect on our financial condition and results of operations discussed below (in thousands):

Three Months Ended June 30, 2012
Revenue	$(8,778)
Operating expense	9,699
Earnings from unconsolidated affiliates, net of losses	(3,690)
Non-operating expense	(1,192)

Income before benefit for income taxes	(3,961)
Benefit for income taxes	806

Net income	(3,155)
Cumulative translation adjustment	305

Total stockholders’ investment	$(2,850)

Accounts Receivable

As of June 30 and March 31, 2012, the allowance for doubtful accounts for non-affiliates was $0.2 million and $0.1 million, respectively. As of June 30 and March 31, 2012, there were no allowances for doubtful accounts related to accounts receivable due from affiliates. See “Summary of Significant Accounting Policies” in Note 1 to the fiscal year 2012 Financial Statements for further information.

Property and Equipment

During the three months ended June 30, 2012, we recorded impairment charges of $1.9 million to reduce the carrying value of seven aircraft held for sale. These impairment charges are included as a reduction in gain (loss)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

on disposal of assets on the condensed consolidated statement of income. Additionally, we sold four aircraft and other equipment during the three months ended June 30, 2012 for proceeds of $20.2 million resulting in a loss of $3.4 million.

Recent Accounting Pronouncement

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement that provided new guidance on the presentation of comprehensive income in financial statements. This pronouncement requires entities to present total comprehensive income either in a single, continuous statement of comprehensive income or in two, separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report a statement of income and, immediately following, a statement of comprehensive income. Under either method, entities must display adjustments for items reclassified from other comprehensive income to net income in both net income and comprehensive income. In December 2011, the FASB deferred the effective date of the presentation of reclassifications of items out of other comprehensive income. The remaining provisions for this pronouncement were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this pronouncement for our fiscal year beginning April 1, 2012 using the two-statement approach.

Note 2 — VARIABLE INTEREST ENTITIES AND OTHER INVESTMENTS IN SIGNIFICANT AFFILIATES

A Variable Interest Entity (“VIE”) is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. If we determine that we have operating power and the obligation to absorb losses or receive benefits, we consolidate the VIE as the primary beneficiary, and if not, we do not consolidate.

Variable Interest Entities

As of June 30, 2012, we had interests in three VIEs of which we are the primary beneficiary, which are described below, and had no interests in VIEs of which we are not the primary beneficiary. See Note 3 to the fiscal year 2012 Financial Statements for a description of other investments in significant affiliates.

Bristow Aviation Holdings Limited — We own 49% of Bristow Aviation Holdings Limited’s (“Bristow Aviation”) common stock and a significant amount of its subordinated debt. Bristow Aviation is incorporated in England and holds all of the outstanding shares in Bristow Helicopter Group Limited (“Bristow Helicopters”). Its subsidiaries provide helicopter services to clients primarily in the U.K, Norway, Australia and Nigeria. Bristow Aviation is organized with three different classes of ordinary shares having disproportionate voting rights. The Company, Caledonia Investments plc (“Caledonia”) and a European Union investor (the “E.U. Investor”) own 49%, 46% and 5%, respectively, of Bristow Aviation’s total outstanding ordinary shares, although Caledonia has voting control over the E.U. Investor’s shares.

In addition to our ownership of 49% of Bristow Aviation’s outstanding ordinary shares, in May 2004, we acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights,

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

from Bristow Aviation for £1 per share ($14.4 million in total). We also have £91.0 million ($142.7 million) principal amount of subordinated unsecured loan stock (debt) of Bristow Aviation bearing interest at an annual rate of 13.5% and payable semi-annually. Payment of interest on such debt has been deferred since its incurrence in 1996. Deferred interest accrues at an annual rate of 13.5% and aggregated $1.0 billion as of June 30, 2012.

The Company, Caledonia, the E.U. Investor and Bristow Aviation have entered into a shareholder agreement respecting, among other things, the composition of the board of directors of Bristow Aviation. On matters coming before Bristow Aviation’s board, Caledonia’s representatives have a total of three votes and the two other directors have one vote each. In addition, Caledonia has the right to nominate two persons to our board of directors and to replace any such directors so nominated.

Caledonia, the Company and the E.U. Investor also have entered into a put/call agreement under which, upon giving specified prior notice, we have the right to buy all the Bristow Aviation shares held by Caledonia and the E.U. Investor, who, in turn, each have the right to require us to purchase such shares. Under current English law, we would be required, in order for Bristow Aviation to retain its operating license, to find a qualified E.U. investor to own any Bristow Aviation shares we have the right to acquire under the put/call agreement. The only restriction under the put/call agreement limiting our ability to exercise the put/call option is a requirement to consult with the Civil Aviation Authority (“CAA”) in the U.K. regarding the suitability of the new holder of the Bristow Aviation shares. The put/call agreement does not contain any provisions should the CAA not approve the new E.U. investor. However, we would work diligently to find an E.U. investor suitable to the CAA. The amount by which we could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and we have reflected this amount on our condensed consolidated balance sheets as noncontrolling interest.

Furthermore, the call option provides a mechanism whereby the economic risk for the other investors is limited should the financial condition of Bristow Aviation deteriorate. The call option price is the nominal value of the ordinary shares held by the noncontrolling shareholders (£1.0 million as of June 30, 2012) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. We can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid. We have accrued the annual return due to the other shareholders at a rate of sterling LIBOR plus 3% (prior to May 2004, the rate was fixed at 12%) by recognizing noncontrolling interest expense in our condensed consolidated statements of income, with a corresponding increase in noncontrolling interest on our condensed consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in noncontrolling interest on our condensed consolidated balance sheets. The other investors have an option to put their shares in Bristow Aviation to us. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Bristow Aviation and its subsidiaries are exposed to similar operational risks and are therefore monitored and evaluated on a similar basis by management. Accordingly, the financial information reflected on our condensed consolidated balance sheets and statements of income for Bristow Aviation and subsidiaries is presented in the aggregate, including intercompany amounts with other consolidated entities, as follows (in thousands):

	June 30,	March 31,
	2012	2012
Assets
Cash and cash equivalents	$56,290	$31,978
Accounts receivable	226,552	274,853
Inventories	98,578	98,208
Prepaid expenses and other current assets	25,134	30,975

Total current assets	406,554	436,014
Investment in unconsolidated affiliates	7,547	12,370
Property and equipment, net	144,622	148,622
Goodwill	13,263	13,528
Other assets	18,899	11,529

Total assets	$590,885	$622,063

Liabilities
Accounts payable	$82,957	$109,967
Accrued liabilities	1,092,139	1,049,419
Deferred taxes	8,752	9,142

Total current liabilities	1,183,848	1,168,528
Long-term debt, less current maturities	142,743	154,217
Accrued pension liabilities	109,792	111,742
Other liabilities and deferred credits	375	719

Total liabilities	$1,436,758	$1,435,206

	Three Months Ended
	June 30,
	2012	2011
Revenue	$284,780	$245,326
Operating income	3,879	1,872
Net loss	35,493	30,637

Bristow Helicopters Nigeria Ltd. — Bristow Helicopters Nigeria Ltd. (“BHNL”) is a joint venture in Nigeria with local partners, in which we own an interest of 40%. BHNL provides helicopter services to clients in Nigeria.

In order to have a presence in the Nigerian market, we were required to identify local citizens to participate in the ownership of entities domiciled in the region. However, these owners do not have extensive knowledge of the aviation industry and have historically deferred to our expertise in the overall management and day-to-day operation of BHNL (including the establishment of operating and capital budgets and strategic decisions regarding the potential expansion of BHNL’s operations). We have also historically provided subordinated financial support to BHNL and will need to continue to do so unless and until BHNL acquires sufficient equity to permit itself to finance its activities without that additional support from us. Thus, because we have the power to

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

direct the most significant activities affecting the economic performance and ongoing success of BHNL and hold a variable interest in the entity in the form of our equity investment and working capital infusions, we consolidate BHNL as the primary beneficiary.

BHNL is an indirect subsidiary of Bristow Aviation; therefore, financial information for this entity is included within the amounts for Bristow Aviation and its subsidiaries presented above.

Pan African Airlines Nigeria Ltd. — Pan African Airlines Nigeria Ltd. (“PAAN”) is a joint venture in Nigeria with local partners, in which we currently own an interest of 50.17%. PAAN provides helicopter services to clients in Nigeria.

The activities that most significantly impact PAAN’s economic performance relate to the day-to-day operation of PAAN, setting the operating and capital budgets, and strategic decisions regarding the potential expansion of PAAN’s operations. Throughout the history of PAAN, our representation on the board and our secondment to PAAN of its managing director has enabled us to direct the key operational decisions of PAAN (without objection from the other board members). We have also historically provided subordinated financial support to PAAN and will need to continue to do so unless and until PAAN acquires sufficient equity to permit itself to finance its activities without that additional support from us. As we have the power to direct the most significant activities affecting the economic performance and ongoing success of PAAN and hold a variable interest in the form of our equity investment and working capital infusions, we consolidate the entity as the primary beneficiary. However, as long as we own a majority interest in PAAN, the separate presentation of financial information in a tabular format for PAAN is not required.

Investments in Other Significant Affiliates

Effective June 30, 2012, our ownership interest in Líder Aviação Holding S.A. (“Líder”) in Brazil was reduced from 42.5% to 41.9% resulting from Líder’s issuance of additional shares to improve tax and cost-saving efficiencies. This transaction resulted in no material impact to our condensed consolidated financial statements.

Note 3 — DEBT

Debt as of June 30 and March 31, 2012 consisted of the following (in thousands):

	June 30,	March 31,
	2012	2012
7 1/2% Senior Notes due 2017, including $0.3 million of unamortized premium	$350,330	$350,346
Term Loan	242,500	245,000
Revolving Credit Facility	40,000	59,300
3% Convertible Senior Notes due 2038, including $11.5 million and $12.4 million of unamortized discount, respectively	103,469	102,599

Total debt	736,299	757,245
Less short-term borrowings and current maturities of long-term debt	(16,562)	(14,375)

Total long-term debt	$719,737	$742,870

During the three months ended June 30, 2012, we made payments of $19.3 million and $2.5 million to reduce our borrowings under the Revolving Credit Facility and Term Loan, respectively. For further details on the Revolving Credit Facility and Term Loan, see Note 5 to the fiscal year 2012 Financial Statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

The balances of the debt and equity components of the 3% Convertible Senior Notes due 2038 (“3% Convertible Senior Notes”) as of each period presented are as follows (in thousands):

	June 30,	March 31,
	2012	2012
Equity component – net carrying value	$14,905	$14,905
Debt component:
Face amount due at maturity	$115,000	$115,000
Unamortized discount	(11,531)	(12,401)

Debt component – net carrying value	$103,469	$102,599

The remaining debt discount is being amortized into interest expense over the expected three year remaining life of the 3% Convertible Senior Notes using the effective interest rate. The effective interest rate for the three months ended June 30, 2012 and 2011 was 6.9%. Interest expense related to our 3% Convertible Senior Notes for the three months ended June 30, 2012 and 2011 was as follows (in thousands):

	Three Months Ended
	June 30,
	2012	2011
Contractual coupon interest	$863	$863
Amortization of debt discount	870	822

Total interest expense	$1,733	$1,685

Note 4 — FAIR VALUE DISCLOSURES

Assets and liabilities subject to fair value measurement are categorized into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:

•	Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 – unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Non-recurring Fair Value Measurements

The majority of our non-financial assets, which include inventories, property and equipment, goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial asset is required to be evaluated for impairment and deemed to be impaired, the impaired non-financial asset is recorded as its fair value. We had no impaired assets during the three months ended June 30, 2011.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

The following table summarizes the assets as of June 30, 2012, which are valued at fair value on a non-recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2012	Total Gain (Loss) for the Three Months Ended June 30, 2012
Assets held for sale	$—	$3,646	$—	$3,646	$(1,889)

Total assets	$—	$3,646	$—	$3,646	$(1,889)

The fair value of the assets held for sale using Level 2 inputs is determined through evaluation of expected sales proceeds for aircraft. This analysis includes estimates based on historical experience with sales, recent transactions involving similar assets, quoted market prices for similar assets and condition and location of aircraft to be sold or otherwise disposed of.

Recurring Fair Value Measurements

The following table summarizes the financial instruments we had as of June 30, 2012, which are valued at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2012	Balance Sheet Classification
Rabbi Trust investments	$3,948	$—	$—	$3,948	Other assets

Total assets	$3,948	$—	$—	$3,948

The following table summarizes the financial instruments we had as of March 31, 2012, which are valued at fair value on a recurring basis (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2012	Balance Sheet Classification
Rabbi Trust investments	$4,171	$—	$—	$4,171	Other assets

Total assets	$4,171	$—	$—	$4,171

The rabbi trust investments consist of mutual funds whose fair value is based on quoted prices in active markets for identical assets, and are designated as Level 1 within the valuation hierarchy. The rabbi trust holds investments related to our non-qualified deferred compensation plan for our senior executives.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Fair Value of Financial Instruments

The fair value of our financial instruments has been estimated in accordance with the accounting standard regarding fair value. The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The carrying and fair value of our long-term debt, including the current portion, are as follows (in thousands):

	June 30, 2012		March 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
7 1/2% Senior Notes	$350,330	$336,000	$350,346	$364,875
Term Loan	242,500	242,500	245,000	245,000
Revolving Credit Facility	40,000	40,000	59,300	59,300
3% Convertible Senior Notes	103,469	115,612	102,599	120,750

	$736,299	$734,112	$757,245	$789,925

The fair values of our cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these items.

NOTE 5 — DERIVATIVE FINANCIAL INSTRUMENTS

From time to time we enter into forward exchange contracts as a hedge against foreign currency asset and liability commitments and anticipated transaction exposures, including intercompany purchases. All derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. We do not use financial instruments for trading or speculative purposes.

We entered into forward contracts during the three months ended June 30, 2011 to mitigate our exposure to exchange rate fluctuations on our euro-denominated aircraft purchase commitments, which were designated as cash flow hedges for accounting purposes. As of June 30 and March 31, 2012, we had no open forward contracts. We had six open forward contracts as of March 31, 2011, which had rates ranging from 1.3153 U.S. dollars per euro to 1.3267 U.S. dollars per euro. These contracts had an underlying notional value of between €5,000,000 and €7,000,000, for a total of €34,300,871, with the first contract having expired in May 2011 and the last in June 2011. During the three months ended June 30, 2011, we entered into an additional open forward contract at a rate of 1.418 U.S. dollars per euro with an underlying notional value of €13,826,241 that expired in July 2011. As of June 30, 2011, an unrecognized gain on these contracts of $1.7 million, net of tax, was included as a component of accumulated other comprehensive loss. No gains or losses relating to forward contracts are recognized in our condensed consolidated statements of income for the three months ended June 30, 2012 and 2011.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Information on the location and amounts of derivative gains and losses on the condensed consolidated balance sheet and the condensed consolidated statement of income as of and for the three months ended June 30, 2011 is as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$1,653	Other income (expense), net	$—	Other income (expense), net	$—

	$1,653		$—		$—

Note 6 — COMMITMENTS AND CONTINGENCIES

Aircraft Purchase Contracts — As shown in the table below, we expect to make additional capital expenditures over the next five fiscal years to purchase additional aircraft. As of June 30, 2012, we had 17 aircraft on order and options to acquire an additional 36 aircraft. Although a similar number of our existing aircraft may be sold during the same period, the additional aircraft on order will provide incremental fleet capacity in terms of revenue and operating income.

	Nine Months Ending March 31, 2013	Fiscal Year Ending March 31,
		2014	2015	2016	2017 and thereafter	Total
Commitments as of June 30, 2012:
Number of aircraft:
Large (1)(2)	7	4	3	2	1	17

	7	4	3	2	1	17

Related expenditures (in thousands)	$158,619	$58,268	$46,103	$30,582	$13,771	$307,343

Options as of June 30, 2012:
Number of aircraft:
Medium	—	5	5	2	—	12
Large	—	3	4	7	10	24

	—	8	9	9	10	36

Related expenditures (in thousands)	$87,062	$170,991	$175,707	$184,890	$194,487	$813,137

(1)

Signed client contracts are currently in place that will utilize five of these aircraft. Six aircraft expected to enter service between fiscal years 2015 and 2017 are subject to the successful development and certification of the aircraft.

(2)	Includes progress payments on aircraft scheduled to be delivered in future periods.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

The following chart presents an analysis of our aircraft orders and options during the three months ended June 30, 2012:

	Orders	Options
Beginning of period	15	40
Aircraft delivered	(2)	—
Exercised options	4	(4)

End of period	17	36

We periodically purchase aircraft for which we have no order. During the three months ended June 30, 2012, we purchased one large aircraft which was not on order.

Operating Leases — We have non-cancelable operating leases in connection with the lease of certain equipment, land and facilities, including leases for aircraft. Rental expense incurred under all operating leases, except for those with terms of a month or less that were not renewed, was $16.3 million and $9.0 million for the three months ended June 30, 2012 and 2011, respectively.

We have initiated a new financing strategy whereby we will be using operating leases to a larger extent than in the past. As part of this operating lease strategy, in fiscal year 2012 we sold seven aircraft for $147.8 million and entered into seven separate agreements to lease back these aircraft. Additionally, in fiscal year 2012, we transferred our interest in two aircraft previously included in construction in progress within property and equipment on our consolidated balance sheet in return for $23.4 million in progress payments previously paid on these aircraft. We also signed two separate agreements to lease back these aircraft, commencing at time of delivery, which occurred July 27, 2012 for the first aircraft and is currently anticipated to occur during the second quarter of fiscal year 2013 for the second aircraft. We did not enter into any new aircraft operating leases with terms in excess of one year during the three months ended June 30, 2012.

The aircraft leases entered into in fiscal year 2012 range from base terms of 60 to 72 months with renewal options of up to 72 months in some cases, include purchase options upon expiration and some include early purchase options. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require us to pay a stipulated amount if we default on our obligations under the agreements. The following is a summary of the terms related to aircraft leased under operating leases with original or remaining terms in excess of one year:

End of Lease Term	Number of Aircraft	Monthly Lease Payments (in thousands)
Fiscal year 2013 to fiscal year 2015	6	$1,010
Fiscal year 2016 to fiscal year 2018	7	1,200
Fiscal year 2023	9	350

	22	$2,560

Employee Agreements — Approximately 51% of our employees are represented by collective bargaining agreements and/or unions. These agreements generally include annual escalations of up to 12%. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

During the three months ended June 30, 2012, we recognized $2.2 million in compensation expense included in direct cost related to severance costs as a result of the termination of a contract in the Southern North Sea. Also, during the three months ended June 30, 2012, we recognized approximately $2.0 million in compensation expense (including expenses recorded for the acceleration of unvested stock options and restricted stock) included in general and administrative expense related to the separation between us and our Senior Vice President and General Counsel.

Nigerian Litigation — In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We responded to this claim in early 2006. There has been minimal activity on this claim since then.

Civil Class Action Lawsuit — On June 12, 2009, Superior Offshore International, Inc. v. Bristow Group Inc., et al, Case No. 1:09-cv-00438, was filed in the U.S. District Court for the District of Delaware. The purported class action complaint, which also named other providers of offshore helicopter services in the Gulf of Mexico as defendants, alleged violations of Section 1 of the Sherman Act. Among other things, the complaint alleged that the defendants unlawfully conspired to raise and maintain the price of offshore helicopter services between January 1, 2001 and December 31, 2005. The plaintiff was seeking to represent a purported class of direct purchasers of offshore helicopter services and was asking for, among other things, unspecified treble monetary damages and injunctive relief. In September 2010, the court granted our and the other defendants’ motion to dismiss the case on several grounds. The plaintiff then filed a motion seeking a rehearing and seeking leave to amend its original complaint, which was partially granted to permit limited discovery. We and the other defendants again filed motions to dismiss the lawsuit, which were granted. The plaintiff appealed the judgment in the U.S. Court of Appeals for the Third Circuit. On July 27, 2012, the United States Court of Appeals for the Third Circuit ruled in our favor on all points and upheld the dismissal of the case. We are unable to predict whether the plaintiff will further appeal this case. If so, we will continue to defend against this lawsuit vigorously. We are currently unable to determine whether it could have a material effect on our business, financial condition or results of operations.

Environmental Contingencies — The U.S. Environmental Protection Agency, also referred to as the EPA, has in the past notified us that we are a potential responsible party, or PRP, at three former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. Although we have not yet obtained a formal release of liability from the EPA with respect to any of the sites, we believe that our potential liability in connection with the sites is not likely to have a material adverse effect on our business, financial condition or results of operations.

Guarantees — We had guaranteed the repayment of up to £10 million ($15.7 million) of the debt of FBS Limited, an unconsolidated affiliate, which has been repaid. Therefore, as of June 30, 2012 we are no longer a guarantor of this debt.

Other Matters — Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to deductible, self-insured retention and loss sensitive factors.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

Note 7 — TAXES

Our effective income tax rates were 20.3% and 23.7% for the three months ended June 30, 2012 and 2011, respectively. During the three months ended June 30, 2012, we released tax contingency related items totaling $0.1 million. During the three months ended June 30, 2011, we accrued tax contingency related items totaling $0.7 million. Our effective tax rate was also impacted by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits.

As of June 30, 2012, there were $1.4 million of unrecognized tax benefits, all of which would have an impact on our effective tax rate, if recognized. For the three months ended June 30, 2012 and 2011, we accrued interest and penalties of $0.1 million in connection with uncertain tax positions.

Note 8 — EMPLOYEE BENEFIT PLANS

Pension Plans

The following table provides a detail of the components of net periodic pension cost (in thousands):

	Three Months Ended
	June 30,
	2012	2011
Service cost for benefits earned during the period	$2,057	$1,634
Interest cost on pension benefit obligation	6,433	7,212
Expected return on assets	(7,281)	(7,489)
Amortization of unrecognized losses	1,657	1,377

Net periodic pension cost	$2,866	$2,734

We pre-funded our contributions of £10.4 million ($16.6) million to our U.K. Staff pension plan for fiscal year 2013 in the last quarter of fiscal year 2012. The current estimate of our cash contributions to our Norwegian pension plan and U.K. expatriate plan for fiscal year 2013 are $9.6 million and $0.6 million, respectively, $2.1 million and $0.1 million, respectively, of which were paid during the three months ended June 30, 2012.

Incentive Compensation

Stock–based awards are currently made under the Bristow Group Inc. 2007 Long-Term Incentive Plan (“2007 Plan”). A maximum of 2,400,000 shares of common stock, par value $.01 per share (“Common Stock”), are reserved. Awards granted under the 2007 Plan may be in the form of stock options, stock appreciation rights, shares of restricted stock, other stock-based awards (payable in cash or Common Stock) or performance awards, or any combination thereof, and may be made to outside directors, employees or consultants. As of June 30, 2012, 494,669 shares remained available for grant under the 2007 Plan.

We have a number of other incentive and stock option plans which are described in Note 10 to our fiscal year 2012 Financial Statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

For the three months ended June 30, 2012 and 2011, total stock-based compensation expense, which includes stock options, restricted stock units and restricted stock, totaled $2.8 million and $5.2 million, respectively. Stock-based compensation expense has been allocated to our various business units. During the three months ended June 30, 2011, we recorded $2.2 million of expense related to stock-based compensation grants to our President and Chief Executive Officer.

During the three months ended June 30, 2012, we awarded 167,293 shares of restricted stock at an average grant date fair value of $43.38 per share. Also during the three months ended June 30, 2012, 324,565 stock options were granted. The following table shows the assumptions used to compute the stock-based compensation expense for stock options granted during the three months ended June 30, 2012:

Risk free interest rate	0.76%
Expected life (years)	5
Volatility	50.20%
Dividend yield	1.84%
Weighted average exercise price of options granted	$43.38	per option
Weighted average grant-date fair value of options granted	$16.65	per option

Performance cash awards vest and pay out in cash three years after the date of grant at varying levels depending on our performance in Total Shareholder Return against a peer group of companies. These awards were designed to tie a significant portion of total compensation to performance. One of the effects of this type of compensation is that it requires liability accounting which can result in volatility in earnings. The liability recorded for these awards as of June 30 and March 31, 2012 was $3.7 million and $5.7 million, respectively, and represents an accrual based on the fair value of the awards on those dates. The decrease in the liability during the three months ended June 30, 2012 is due to the payout in June 2012 of the awards granted in June 2009, partially offset by an increase recognized as compensation expense for a new award in June 2012. Any changes in fair value of the awards in future quarters will increase or decrease the liability and impact results in those periods. The affect, either positive or negative, on future period earnings can vary based on factors including changes in our stock price or the stock prices of the peer group companies, as well as changes in other market and company-specific assumptions that are factored into the calculation of fair value of the performance cash awards.

Compensation expense recorded related to the performance cash awards during the three months ended June 30, 2012 and 2011 was $0.9 million and $3.7 million, respectively.

Note 9 — DIVIDENDS AND EARNINGS PER SHARE

Dividends

On July 31, 2012, our board of directors approved a dividend of $0.20 per share of Common Stock, payable on September 14, 2012 to shareholders of record on August 31, 2012. See discussion of our dividends in Note 11 to our fiscal year 2012 Financial Statements. The declaration of future dividends is at the discretion of our board of directors and subject to our results of operations, financial condition, cash requirements and other factors and restrictions under applicable law and our debt instruments.

Earnings per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

common share excludes options to purchase shares, restricted stock units and restricted stock awards, which were outstanding during the period but were anti-dilutive, as follows:

	Three Months Ended
	June 30,
	2012	2011
Options:
Outstanding	376,490	274,063
Weighted average exercise price	$43.65	$30.16
Restricted stock units:
Outstanding	72,592	4,040
Weighted average price	$46.59	$53.89
Restricted stock awards:
Outstanding	—	39,220
Weighted average price	$—	$43.79

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	June 30,
	2012	2011
Net income available to common stockholders (in thousands):
Income available to common stockholders – basic	$23,662	$21,045
Interest expense on assumed conversion of 3% Convertible Senior Notes, net of tax (1)	—	—

Income available to common stockholders – diluted	$23,662	$21,045

Shares:
Weighted average number of common shares outstanding – basic	35,789,700	36,352,371
Assumed conversion of 3% Convertible Senior Notes outstanding during the period (1)	—	—
Net effect of dilutive stock options, restricted stock units and restricted stock awards based on the treasury stock method	659,888	713,840

Weighted average number of common shares outstanding – diluted	36,449,588	37,066,211

Basic earnings per common share	$0.66	$0.58

Diluted earnings per common share	$0.65	$0.57

(1)

Diluted earnings per common share for the three months ended June 30, 2012 and 2011 excludes approximately 1.5 million potentially dilutive shares initially issuable upon the conversion of our 3% Convertible Senior Notes. The 3% Convertible Senior Notes will be convertible, under certain circumstances, using a net share settlement process, into a combination of cash and our Common Stock. As of June 30, 2012, the base conversion price of the notes was approximately $76.56, based on the base conversion rate of 13.0609 shares of Common Stock per $1,000 principal amount of convertible notes (subject to adjustment in certain circumstances, including the payment of dividends). In general, upon conversion of a note, the holder will receive cash equal to the principal amount of the note and Common Stock to the extent of the note’s conversion value in excess of such principal amount. In addition, if at the time of conversion the applicable price of our Common Stock exceeds the base conversion price, holders will receive up to an additional 8.4049 shares of our Common Stock per $1,000 principal amount of notes, as determined pursuant to a specified formula. Such shares did not impact our calculation of diluted earnings per share for three months ended June 30, 2012 and 2011 as our stock price did not meet or exceed the base conversion price.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Note 10 — SEGMENT INFORMATION

We conduct our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted primarily through five business units: Europe, West Africa, North America, Australia, and Other International. Additionally, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K.

The following shows reportable segment information for the three months ended June 30, 2012 and 2011 and as of June 30 and March 31, 2012, where applicable, reconciled to consolidated totals, and prepared on the same basis as our condensed consolidated financial statements (in thousands):

	Three Months Ended June 30,
	2012	2011
Segment gross revenue from external clients:
Europe	$153,957	$134,280
West Africa	70,454	54,507
North America	52,710	44,167
Australia	44,502	45,295
Other International	33,475	35,467
Corporate and other	7,510	7,389

Total segment gross revenue	$362,608	$321,105

Intrasegment gross revenue:
Europe	$63	$258
West Africa	—	—
North America	196	75
Australia	—	118
Other International	—	—
Corporate and other	120	(444)

Total intrasegment gross revenue	$379	$7

Consolidated gross revenue reconciliation:
Europe	$154,020	$134,538
West Africa	70,454	54,507
North America	52,906	44,242
Australia	44,502	45,413
Other International	33,475	35,467
Corporate and other	7,630	6,945
Intrasegment eliminations	(379)	(7)

Total consolidated gross revenue	$362,608	$321,105

Earnings from unconsolidated affiliates, net of losses – equity method investments:
Europe	$2,006	$2,858
Other International	(17)	3,135

Total earnings from unconsolidated affiliates, net of losses – equity method investments	$1,989	$5,993

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Three Months Ended June 30,
	2012	2011
Consolidated operating income (loss) reconciliation:
Europe	$21,876	$23,249
West Africa	16,131	11,231
North America	6,475	1,584
Australia	6,509	4,524
Other International	7,387	11,910
Corporate and other	(13,070)	(17,509)
Gain (loss) on disposal of assets	(5,315)	1,416

Total consolidated operating income	$39,993	$36,405

Depreciation and amortization:
Europe	$7,564	$7,907
West Africa	3,142	3,270
North America	3,266	3,687
Australia	2,483	3,122
Other International	4,033	3,963
Corporate and other	884	759

Total depreciation and amortization	$21,372	$22,708

Identifiable assets:
Europe	$850,131	$779,160
West Africa	384,242	376,903
North America	290,428	276,074
Australia	263,813	295,895
Other International	561,677	602,174
Corporate and other	390,088	410,157

Total identifiable assets (1)	$2,740,379	$2,740,363

	June 30, 2012	March 31, 2012
Investments in unconsolidated affiliates – equity method investments:
Europe	$6,889	$11,410
Other International	184,170	184,922
Corporate and other	3,228	2,378

Total investments in unconsolidated affiliates – equity method investments	$194,287	$198,710

(1)

Includes $152.2 million and $126.6 million, respectively of construction in progress within property and equipment on our condensed consolidated balance sheets as of June 30 and March 31, 2012, respectively, which primarily represents progress payments on aircraft to be delivered in future periods.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Note 11 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In connection with the sale of the 7  1/2% Senior Notes and the 3% Convertible Senior Notes, the Guarantor Subsidiaries fully, unconditionally, jointly and severally guaranteed the payment obligations under these notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheet, statement of income and cash flow information for Bristow Group Inc. (“Parent Company Only”), for the Guarantor Subsidiaries and for our other subsidiaries (the “Non-Guarantor Subsidiaries”). We have not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances and intercompany revenue and expense.

The allocation of the consolidated income tax provision was made using the with and without allocation method.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Supplemental Condensed Consolidating Statement of Income

Three Months Ended June 30, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$—	$69,512	$293,096	$—	$362,608
Intercompany revenue	578	17,299	—	(17,877)	—

	578	86,811	293,096	(17,877)	362,608

Operating expense:
Direct cost and reimbursable expense	—	49,772	213,168	—	262,940
Intercompany expenses	—	—	17,877	(17,877)	—
Depreciation and amortization	1,069	8,075	12,228	—	21,372
General and administrative	8,929	6,851	19,197	—	34,977

	9,998	64,698	262,470	(17,877)	319,289

Loss on disposal of assets	—	(1,419)	(3,896)	—	(5,315)
Earnings from unconsolidated affiliates, net of losses	17,739	—	1,989	(17,739)	1,989

Operating income	8,319	20,694	28,719	(17,739)	39,993
Interest income	27,940	9	—	(27,861)	88
Interest expense	(8,850)	—	(27,785)	27,861	(8,774)
Other income (expense), net	51	57	(1,039)	—	(931)

Income (loss) before provision for income taxes	27,460	20,760	(105)	(17,739)	30,376
Allocation of consolidated income taxes	(3,779)	(1,758)	(643)	—	(6,180)

Net income (loss)	23,681	19,002	(748)	(17,739)	24,196
Net income attributable to noncontrolling interests	(19)	—	(515)	—	(534)

Net income (loss) attributable to Bristow Group	$23,662	$19,002	$(1,263)	$(17,739)	$23,662

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Supplemental Condensed Consolidating Statement of Income

Three Months Ended June 30, 2011

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$—	$67,197	$253,908	$—	$321,105
Intercompany revenue	—	11,773	—	(11,773)	—

	—	78,970	253,908	(11,773)	321,105

Operating expense:
Direct cost and reimbursable expense	(730)	42,961	187,525	—	229,756
Intercompany expenses	—	—	11,773	(11,773)	—
Depreciation and amortization	843	8,182	13,683	—	22,708
General and administrative	14,175	6,763	18,707	—	39,645

	14,288	57,906	231,688	(11,773)	292,109

Gain on disposal of assets	—	180	1,236	—	1,416
Earnings from unconsolidated affiliates, net of losses	22,219	—	5,993	(22,219)	5,993

Operating income	7,931	21,244	29,449	(22,219)	36,405
Interest income	23,303	170	162	(23,464)	171
Interest expense	(9,259)	—	(23,160)	23,464	(8,955)
Other income (expense), net	14	66	124	—	204

Income before provision for income taxes	21,989	21,480	6,575	(22,219)	27,825
Allocation of consolidated income taxes	(929)	(2,663)	(3,014)	—	(6,606)

Net income	21,060	18,817	3,561	(22,219)	21,219
Net income attributable to noncontrolling interests	(15)	—	(159)	—	(174)

Net income attributable to Bristow Group	$21,045	$18,817	$3,402	$(22,219)	$21,045

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Supplemental Condensed Consolidating Balance Sheet

As of June 30, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
		(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$54,156	$4,061	$169,033	$—	$227,250
Accounts receivable	15,671	85,616	239,553	(48,881)	291,959
Inventories	—	57,248	100,295	—	157,543
Assets held for sale	—	1,547	16,553	—	18,100
Prepaid expenses and other current assets	1,182	(187)	18,560	(7,316)	12,239

Total current assets	71,009	148,285	543,994	(56,197)	707,091

Intercompany investment	1,029,404	111,434	—	(1,140,838)	—
Investment in unconsolidated affiliates	3,228	150	197,664	—	201,042
Intercompany notes receivable	1,296,062	—	(30,775)	(1,265,287)	—
Property and equipment—at cost:
Land and buildings	801	48,872	32,143	—	81,816
Aircraft and equipment	14,267	875,832	1,252,974	—	2,143,073

	15,068	924,704	1,285,117	—	2,224,889

Less: Accumulated depreciation and amortization	(7,751)	(190,943)	(269,193)	—	(467,887)

	7,317	733,761	1,015,924	—	1,757,002
Goodwill	—	4,755	24,584	—	29,339
Other assets	110,883	2,418	166,881	(234,277)	45,905

Total assets	$2,517,903	$1,000,803	$1,918,272	$(2,696,599)	$2,740,379

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$3,951	$17,586	$80,006	$(43,667)	$57,876
Accrued liabilities	12,452	20,429	101,338	(11,180)	123,039
Current deferred taxes	(1,218)	(133)	16,314	—	14,963
Short-term borrowings and current maturities of long-term debt	16,562	—	—	—	16,562

Total current liabilities	31,747	37,882	197,658	(54,847)	212,440

Long-term debt, less current maturities	719,737	—	—	—	719,737
Intercompany notes payable	—	273,467	1,092,844	(1,366,311)	—
Accrued pension liabilities	—	—	109,792	—	109,792
Other liabilities and deferred credits	5,986	8,496	160,921	(160,580)	14,823
Deferred taxes	126,705	9,105	6,578	—	142,388

Stockholders’ investment:
Common stock	363	4,996	22,881	(27,877)	363
Additional paid-in-capital	705,984	9,290	243,520	(252,810)	705,984
Retained earnings	1,009,952	657,567	27,272	(684,839)	1,009,952
Accumulated other comprehensive income (loss)	(59,033)	—	49,434	(149,335)	(158,934)
Treasury shares	(25,085)	—	—	—	(25,085)

Total Bristow Group Inc. stockholders’ investment	1,632,181	671,853	343,107	(1,114,861)	1,532,280
Noncontrolling interests	1,547	—	7,372	—	8,919

Total stockholders’ investment	1,633,728	671,853	350,479	(1,114,861)	1,541,199

Total liabilities and stockholders’ investment	$2,517,903	$1,000,803	$1,918,272	$(2,696,599)	$2,740,379

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Supplemental Condensed Consolidating Balance Sheet

As of March 31, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
		(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$76,609	$3,155	$181,786	$—	$261,550
Accounts receivable	12,884	97,732	246,297	(70,693)	286,220
Inventories	—	57,957	99,868	—	157,825
Assets held for sale	—	1,400	17,310	—	18,710
Prepaid expenses and other current assets	1,512	2,220	27,394	(18,958)	12,168

Total current assets	91,005	162,464	572,655	(89,651)	736,473

Intercompany investment	1,031,041	111,434	—	(1,142,475)	—
Investment in unconsolidated affiliates	2,378	150	202,572	—	205,100
Intercompany notes receivable	1,266,714	—	(13,792)	(1,252,922)	—
Property and equipment—at cost:
Land and buildings	801	48,855	31,179	—	80,835
Aircraft and equipment	13,969	880,643	1,205,030	—	2,099,642

	14,770	929,498	1,236,209	—	2,180,477

Less: Accumulated depreciation and amortization	(6,705)	(186,876)	(264,121)	—	(457,702)

	8,065	742,622	972,088	—	1,722,775
Goodwill	—	4,755	24,889	—	29,644
Other assets	111,442	2,416	166,829	(234,316)	46,371

Total assets	$2,510,645	$1,023,841	$1,925,241	$(2,719,364)	$2,740,363

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$3,130	$26,384	$93,914	$(67,344)	$56,084
Accrued liabilities	11,506	20,987	102,006	(20,823)	113,676
Current deferred taxes	(1,571)	(128)	16,769	—	15,070
Short-term borrowings and current maturities of long-term debt	14,375	—	—	—	14,375

Total current liabilities	27,440	47,243	212,689	(88,167)	199,205

Long-term debt, less current maturities	742,870	—	—	—	742,870
Intercompany notes payable	—	296,335	1,057,622	(1,353,957)	—
Accrued pension liabilities	—	—	111,742	—	111,742
Other liabilities and deferred credits	6,738	8,754	161,168	(159,892)	16,768
Deferred taxes	121,385	8,903	17,666	—	147,954

Stockholders’ investment:
Common stock	363	4,996	22,828	(27,824)	363
Additional paid-in-capital	703,628	9,290	249,367	(258,657)	703,628
Retained earnings	993,435	648,320	30,335	(678,655)	993,435
Accumulated other comprehensive income (loss)	(61,706)	—	54,679	(152,212)	(159,239)
Treasury shares	(25,085)	—	—	—	(25,085)

Total Bristow Group Inc. stockholders’ investment	1,610,635	662,606	357,209	(1,117,348)	1,513,102
Noncontrolling interests	1,577	—	7,145	—	8,722

Total stockholders’ investment	1,612,212	662,606	364,354	(1,117,348)	1,521,824

Total liabilities and stockholders’ investment	$2,510,645	$1,023,841	$1,925,241	$(2,719,364)	$2,740,363

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Supplemental Condensed Consolidating Statement of Cash Flows

Three Months Ended June 30, 2012

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by (used in) operating activities	$(10,350)	$58,170	$7,592	$—	$55,412
Cash flows from investing activities:
Capital expenditures	(445)	(35,698)	(50,412)	—	(86,555)
Proceeds from asset dispositions	—	9,621	10,606	—	20,227
Investment in unconsolidated affiliate	(850)	—	—	—	(850)

Net cash used in investing activities	(1,295)	(26,077)	(39,806)	—	(67,178)

Cash flows from financing activities:
Repayment of debt	(21,800)	—	—	—	(21,800)
Dividends paid	4,410	(9,755)	(1,800)	—	(7,145)
Increases (decreases) in cash related to intercompany advances and debt	5,884	(21,432)	15,548	—	—
Partial prepayment of put/call obligation	(17)	—	—	—	(17)
Issuance of Common Stock	311	—	—	—	311
Tax benefit related to stock-based compensation	404	—	—	—	404

Net cash provided by (used in) financing activities	(10,808)	(31,187)	13,748	—	(28,247)
Effect of exchange rate changes on cash and cash equivalents	—	—	5,713	—	5,713

Net increase (decrease) in cash and cash equivalents	(22,453)	906	(12,753)	—	(34,300)
Cash and cash equivalents at beginning of period	76,609	3,155	181,786	—	261,550

Cash and cash equivalents at end of period	$54,156	$4,061	$169,033	$—	$227,250

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Supplemental Condensed Consolidating Statement of Cash Flows

Three Months Ended June 30, 2011

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by operating activities	$8,757	$31,570	$12,562	$—	$52,889
Cash flows from investing activities:
Capital expenditures	(939)	(34,721)	(36,575)	—	(72,235)
Proceeds from asset dispositions	—	—	833	—	833

Net cash used in investing activities	(939)	(34,721)	(35,742)	—	(71,402)

Cash flows from financing activities:
Proceeds from borrowings	55,000	—	—	—	55,000
Repayment of debt and debt redemption premiums	(30,000)	—	(1,274)	—	(31,274)
Dividends paid	3,590	(8,960)	(40)	—	(5,410)
Increases (decreases) in cash related to intercompany advances and debt	(4,129)	11,721	(7,592)	—	—
Partial prepayment of put/call obligation	(15)	—	—	—	(15)
Issuance of Common Stock	1,183	—	—	—	1,183
Tax benefit related to stock-based compensation	101	—	—	—	101

Net cash provided by (used in) financing activities	25,730	2,761	(8,906)	—	19,585
Effect of exchange rate changes on cash and cash equivalents	—	—	(363)	—	(363)

Net increase (decrease) in cash and cash equivalents	33,548	(390)	(32,449)	—	709
Cash and cash equivalents at beginning of period	24,075	5,233	87,053	—	116,361

Cash and cash equivalents at end of period	$57,623	$4,843	$54,604	$—	$117,070

Prospectus

Bristow Group Inc.

Senior Debt Securities

Subordinated Debt Securities

Common Stock

Preferred Stock

Warrants

Guarantees of Debt Securities

We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. Any debt securities we issue under this prospectus may be guaranteed by Bristow U.S. LLC, Bristow Alaska Inc., Bristow Helicopters Inc. and BHNA Holdings Inc., our wholly owned subsidiaries.

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

You should consider carefully the risk factors on page 2 of this prospectus and in any applicable prospectus supplement before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 10, 2012.

About This Prospectus

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus, the prospectus supplement and any pricing supplement. We have not authorized anyone to provide you with different information. You should assume that the information appearing in or incorporated by reference into this prospectus, any prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

i

Bristow Group Inc.

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively. We have major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Alaska, Australia, Brazil, Russia and Trinidad.

We provide helicopter services to a broad base of major integrated, national and independent offshore energy companies. Our clients charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our clients also charter our helicopters to transport time-sensitive equipment to these offshore locations. Our client’s operating expenditures in the production sector are the principle source of our revenue, while their exploration and development capital expenditures provide a lesser portion of our revenue.

In addition to our primary helicopter services operations, we also operate a training business unit, Bristow Academy, and provide technical services to clients in the U.S. and U.K.

We use the pronouns “we”, “our” and “us” and the terms “Bristow Group” and the “Company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates, unless the context indicates otherwise. Bristow Group, Bristow Aviation Holdings Limited, its consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we”, “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. The term “you” refers to a prospective investor.

Our principal executive offices are located at 2103 City West Blvd., 4th Floor, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. Information contained on our website does not constitute part of this prospectus.

Risk Factors

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Where You Can Find More Information,” including the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; use of proceeds; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our clients, competitors, vendors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus, other than statements of historical fact or historical financial results are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.

You should consider the following when evaluating forward-looking statements:

•

the risks and uncertainties described under “Risk Factors” in this prospectus, in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporate by reference into this prospectus, including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and in our other reports filed with the SEC;

•	the possibility of political instability, war or acts of terrorism in any of the countries where we operate;

•	fluctuations in worldwide prices of and demand for oil and natural gas;

•	fluctuations in levels of oil and natural gas exploration and development activities;

•	fluctuations in the demand for our services;

•	the existence of competitors;

•	the existence of operating risks inherent in our business, including the possibility of declining safety performance;

•	the possibility of changes in tax and other laws and regulations;

•	the possibility that the major oil companies do not continue to expand internationally;

•	the possibility of significant changes in foreign exchange rates and controls;

•	general economic conditions including the capital and credit markets;

•	the possibility that we may be unable to acquire additional aircraft due to limited availability or unable to exercise aircraft purchase options;

•	the possibility that we may be unable to dispose of older aircraft through sales into the aftermarket;

•	the possibility that we may be unable to obtain financing or we may be unable to draw on our credit facilities;

•	the possibility that we may be unable to re-deploy our aircraft to regions with greater demand; and

•	the possibility that we do not achieve the anticipated benefit of investment in our fleet.

All forward-looking statements included or incorporated by reference in this prospectus are qualified by these cautionary statements and are only made as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including:

•	helicopter purchases,

•	acquisitions,

•	working capital,

•	capital expenditures,

•	repayment or refinancing of debt, and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and

Preferred Stock Dividends

The following table sets forth our consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Fiscal Year Ended March 31,					Three Months Ended June 30,
	2008	2009	2010	2011	2012	2012
Ratio of Earnings to Fixed Charges	4.5x	4.2x	3.4x	3.1x	2.4x	3.1x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.2x	3.2x	3.0x	3.1x	2.4x	3.1x

For purposes of this table, “earnings” are defined as income from continuing operations before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. “Fixed charges” consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense deemed to be representative of interest.

Description of Debt Securities

The debt securities will be senior debt securities or subordinated debt securities. We will describe in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities and the name of the trustee under the applicable indenture. The debt securities will be issued under a senior indenture or a subordinated indenture. The forms of these indentures are filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of Bristow Group Inc. The senior debt securities will rank equally with any of the other senior and unsubordinated debt of Bristow Group Inc. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

Description of Guarantees of the Debt Securities

If specified in the applicable prospectus supplement, one or more of our subsidiaries Bristow U.S. LLC, Bristow Alaska Inc., Bristow Helicopters Inc. or BHNA Holdings Inc. will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Description of Capital Stock

The following description of our common stock, our preferred stock, our restated certificate of incorporation and our amended and restated bylaws are summaries thereof and are qualified by reference to our restated certificate of incorporation and our amended and restated bylaws. For more detail, please see our restated certificate of incorporation and our amended and restated bylaws, and the amendments thereto, each of which is incorporated herein by reference.

General

We are authorized to issue 90,000,000 shares of common stock, par value $.01 per share, 8,000,000 shares of preferred stock, par value $.01 per share. We are authorized to issue capital stock in certificated or uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our common stock has non-cumulative voting rights, meaning that the holders of more than 50% of the voting power of the shares voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining less-than-50% of the voting power of the shares voting for the election of directors will not be able to elect any directors. Subject to any preferential rights of any outstanding shares of preferred stock, the holders of common stock are entitled to such dividends as may be declared from time-to-time at the discretion of the board of directors out of funds legally available therefore. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision of all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase additional shares of our capital stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other of our securities. Our common stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership and Control.”

Computershare is the registrar and transfer agent for our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

Preferred Stock

The rights of holders of common stock are subject to the rights of holders of any preferred stock. Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it.

Among the specific matters that may be determined by the board of directors, and may be included in any prospectus supplement relating to any series of preferred stock we are offering, are the following:

•	the number of shares that shall constitute any such series and whether the number of shares may be increased or decreased by action of our board of directors;

•	whether the shares of any such series shall be convertible into or exchangeable for shares of stock of any other class or classes or shares of any other series of the same class;

•	the price or prices, or the rate or rates, of conversion if our board of directors determines that the shares of any such series shall be convertible;

•

any limitations or restrictions to be effective while any shares of any such series are outstanding upon the payment of dividends or the making of other distributions or upon the acquisition in any manner by the company or any of our subsidiaries of any of the shares of the company’s common, preferred or other class or classes of stock;

•

any conditions or any restrictions upon the creation of indebtedness of the company or any of our subsidiaries or upon the issuance of any additional stock of any kind while the shares of any series are outstanding;

•	the annual rate of dividends, if any, payable on the shares of any such series and the conditions upon which such dividends shall be payable;

•	whether dividends, if authorized, shall be cumulative and, if so, the date from which such dividends shall be cumulative;

•	voting rights, if any;

•	when and at what price or prices (whether in cash or in debentures of the company) the shares of any such series shall be redeemable or, at the option of the company, exchangeable or both;

•

whether the shares of any such series shall be subject to the operation of any purchase, retirement or sinking fund or funds and, if so, the terms and provisions relative to the operation of any such fund or funds; and

•

the amount payable on the shares of any such series in the event of voluntary liquidation, dissolution or winding up of the affairs of the company; and any other powers, preferences and relative, participating, option and other special rights, and any qualifications, limitations and restrictions thereof.

Our board of directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series of which no shares thereof have been issued. We will file the form of preferred stock with the SEC before issuance, and you should read the form of preferred stock for provisions that may be important to you. Our preferred stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership and Control.”

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the Board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by our president or by a resolution of our directors.

Certain Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

In order to bring a proposal before an annual meeting of stockholders, our bylaws require that a stockholder deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing detailed information including but not limited to the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	any material interest of the stockholder in the proposal and the beneficial owner, if any, on whose behalf the proposal is made;

•	the name, address and number of shares owned beneficially and of record by the stockholder or the beneficial owner on whose behalf the nomination or proposal is being made, if any;

•

any information relating to the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, that is required to be disclosed in proxy statements by Section 14A of the Exchange Act and the related rules of the SEC; and

•

with respect to each person nominated for election to our board of directors, all information relating to such person that is required to be disclosed in proxy statements with respect to the election of directors by Section 14A of the Exchange Act and the related rules of the SEC.

Our bylaws provide that only such business may be conducted at a special meeting of stockholders as has been brought before the meeting by the company’s notice of meeting. Nominations of persons for election to our board of directors may be made at a special meeting by our board of directors or, provided that our board has determined that directors shall be elected at such meeting, by our stockholders. In order to nominate a person for election to our board of directors at a special meeting of stockholders, a stockholder must deliver timely notice of such nomination to our corporate secretary. Such notice must contain the information described above with respect to notices of nomination of persons for election to our board of directors at annual meetings of stockholders.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not earlier than the close of business on the 120th day prior to and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice is required not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to the annual meeting or, if our first public announcement of the date of the annual meeting is less than 100 days prior to the date of such meeting, the 10th day following the day on which we first publicly announce the date of such meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not earlier than the close of business on the 120th day prior to and not later than the close of business on the later of the 90th day prior to such special meeting or, if our first public announcement of the date of the special meeting is less than 100 days prior to the date of such meeting, the 10th day following the day on which we first publicly announce the date of such meeting.

Limitation of Liability of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as a result of any of the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Furthermore, our certificate of incorporation provides that, if the Delaware General Corporation Law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors shall be limited or eliminated to the extent permitted by the Delaware General Corporation Law, as then amended.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred and arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will pay such expenses in advance of the final disposition of such action only when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership and Control

We are subject to the Federal Aviation Act, under which our aircraft may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act.

Our bylaws provide that at least two-thirds of our board of directors must be citizens of the United States and that a person that is not a citizen of the United States is not eligible for nomination or election as a director if such person’s election, together with the election of any incumbent directors that are not citizens of the United States and are candidates for election as a director at the same time, would cause less than two-thirds of our board of directors to be citizens of the United States.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Description of Warrants

We may issue warrants to purchase debt securities, common stock, preferred stock, rights or other securities of the Company or any other entity or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•

the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other terms of the warrants.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The third parties in any of the sale transactions described above will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

Legal Matters

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Davis Wright Tremaine LLP, Anchorage, Alaska, will pass upon certain matters relating to Alaska law. Phelps Dunbar LLP, New Orleans, Louisiana, will pass upon certain matters relating to Louisiana law. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel, which will be named in the related prospectus supplement.

Experts

The consolidated financial statements of Bristow Group Inc. as of March 31, 2012 and 2011, and for each of the years in the three-year period ended March 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2012, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any other document we file with the SEC at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and on our website at http://www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “BRS.”

This prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of or incorporated by reference into the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modified or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and future filings we make with the SEC (File No. 001-31617) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) after the effectiveness of this registration statement and until the termination of offerings under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2012, which was filed with the SEC on May 23, 2012;

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2012, which was filed with the SEC on August 6, 2012;

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our Current Report on From 8-K filed on April 10, 2012, April 20, 2012, May 3, 2012, May 25, 2012, June 26, 2012, August 7, 2012 (Item 5.07 only) and September 4, 2012 (Item 1.01 and related Item 9.01 only); and

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the description of our common stock contained in our Registration Statement on Form 8-A, filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide, at no charge, to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all documents that have been incorporated by reference into this prospectus. Requests for copies of any such document should be made by written or oral request to:

Bristow Group Inc.

2103 City West Blvd., 4th Floor

Houston, Texas 77042

Attention: Corporate Secretary

Telephone number is (713) 267-7600